The Mellon Funds

Mellon Money Market Fund
Mellon National Municipal Money Market Fund

ANNUAL REPORT   August 31, 2006

Contents

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

> • Not FDIC-Insured
> • Not Bank-Guaranteed
> • May Lose Value

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. Recent reports of cooling housing markets in many regions of the United States appeared to confirm this view.

However, the Fed's recent pause does not necessarily mean that it has finished raising short-term interest rates. Some inflation risks remain, and we expect the Fed to remain vigilant in its attempts to forestall any further acceleration of inflation. However, while inflation expectations seem to have remained somewhat above the Fed's comfort zone, a recent economic release, commonly known as the "beige book," may suggest that the Fed is also committed not to raise rates so much as to stifle the current economic growth cycle. In our judgment, future Fed action is likely to depend mainly on economic data, particularly employment numbers and such "core" inflation indicators as Consumer Price Index and Producer Price Index.

As always, we encourage you to talk with your portfolio manager about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how each Fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Funds' Performance.

Thank you for your continued confidence and support.

Sincerely,

Christopher E. Sheldon
President
Mellon Funds Trust
September 21, 2006



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl and John F. Flahive,
Portfolio Managers

How did Mellon Money Market Fund perform during the period?

For the 12-month period ended August 31, 2006, the fund produced yields of 4.27% for its Class M shares and 4.02% for its Investor shares. Taking into account the effects of compounding, the fund also produced effective yields of 4.35% and 4.09% for its Class M shares and Investor shares, respectively.[1]

Money market yields continued to rise along with short-term interest rates, as the Federal Reserve Board (the "Fed") maintained its efforts to forestall inflationary pressures over most of the reporting period.

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including U.S. government securities; certificates of deposit, time deposits, bankers' acceptances and other short-term domestic or foreign bank obligations; repurchase agreements; asset-backed securities; high-grade commercial paper and other short-term corporate obligations; and taxable municipal obligations. Normally, the fund invests at least 25% of its net assets in bank obligations.

What other factors influenced the fund's performance?

The reporting period began in the immediate aftermath of Hurricane Katrina, which caused analysts to speculate that the Fed might soon pause in its tightening campaign to assess the storm's economic impact. Instead, the Fed raised short-term interest rates four times over the first half of the reporting period, driving the federal funds rate from 3.5% to 4.5%, as the U.S. economy continued to expand.

The U.S. economy subsequently continued to show signs of strength at the start of the reporting period's second half, as evidenced by a robust employment report for February. Yet, at times during the first quarter of 2006, the Treasury yield curve was inverted (with short-term rates higher than long-term rates), which in the past has been considered a harbinger of recession. By late March, however, it had become apparent that the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors, and the Fed increased the federal funds rate to 4.75%. It later was announced that U.S. GDP grew at a robust 5.6% annualized rate during the first quarter of 2006.

The yield curve began to steepen in April as reports of low unemployment and robust consumer spending more than offset data showing a cooling housing market, fuelling renewed inflation concerns. In addition, energy prices surged to new highs in advance of the summer driving season. Inflation-related worries continued to mount in May, when hawkish comments from Fed members sparked sharp declines in both stocks and U.S. Treasury securities. Hence, the Fed's rate hike in May, to 5%, was widely anticipated.

June saw a further shift in market sentiment, as investors became increasingly risk-averse due to intensifying inflationary pressures and new signs of potential economic weakness. Equity markets continued to correct sharply for much of the month, and bond yields across the yield curve moved higher as investors revised upward their inflation and interest-rate expectations. Although investors widely expected the Fed's June 29 rate hike to 5.25%, the outlook for future action became cloudier as signs of a possible economic slowdown emerged. Indeed, it later was announced that U.S. GDP expanded at a more moderate 2.9% annualized rate during the second quarter of 2006.

The economy appeared to move to the next phase of its cycle during the summer as U.S. housing markets softened and employment gains moderated, fuelling concerns that a downturn in consumer spending might choke off economic growth. The Fed appeared to lend credence to this view when it left short-term interest rates unchanged on August 8, its first pause after more than two years of steady rate hikes. In a press release following its meeting, the Fed stated that economic growth had abated from its previously strong pace as earlier interest rate increases and higher energy prices took hold. The Fed apparently had reason to believe that, while inflation had been moving higher, the upward trend was likely to moderate.

In this changing economic environment, we maintained the fund's weighted average maturity in a range that was slightly shorter than industry averages for much of the reporting period, which enabled it to capture higher yields more quickly as they became available. In addition, with yield differences at unusually narrow levels, it made little sense to us to lock in prevailing rates on longer-term instruments. The fund remained broadly diversified among the various types of money market instruments.

What is the fund's current strategy?

Because short-term interest rates appear to have reached a plateau amid mounting evidence of an economic slowdown, we have increased the fund's weighted average maturity, and currently intend to maintain a weighted average maturity that we believe is longer than industry averages. However, we are prepared to adjust this strategy as economic conditions evolve.

September 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl and John F. Flahive, Portfolio Managers

How did Mellon National Municipal Money Market Fund perform during the period?

For the 12-month period ended August 31, 2006, the fund produced yields of 2.84% for its Class M shares and 2.59% for its Investor shares. Taking into account the effects of compounding, the fund also produced effective yields of 2.88% and 2.62% for its Class M shares and Investor shares, respectively. [1]

Municipal money market yields continued to rise along with short-term interest rates, as the Federal Reserve Board (the "Fed") maintained its efforts to forestall inflationary pressures over most of the reporting period.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. To pursue its goal, the fund invests at least 80% of its assets in short-term municipal obligations that provide income exempt from federal income tax. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund may invest up to 20% of its total assets in taxable money market securities, such as U.S. government obligations, bank and corporate obligations and commercial paper.

What other factors influenced the fund's performance?

The reporting period began in the immediate aftermath of Hurricane Katrina, which caused analysts to speculate that the Fed might pause in its ongoing tightening campaign at its September 2005 meeting to assess the storm's economic impact. Instead, the Fed raised short-term interest rates in September 2005 and at each of its two subsequent meetings over the final four months of 2005 amid evidence of moderate economic growth.

The U.S. economic expansion appeared to gain momentum during the opening months of 2006, as the unemployment rate hit multi-year lows and consumer spending remained strong. In the spring, surging commodity prices, strengthening labor markets and hawkish comments from some Fed members fueled renewed inflation concerns among investors. For its part, the Fed continued to raise short-term interest rates in its ongoing inflation-fighting effort and, by the end of June, the overnight federal funds rate stood at 5.25%.

However, inflation-related concerns subsequently waned when, in the summer, evidence of a softening housing market and lower-than-expected employment gains indicated to investors that the economy might be moving to the next phase of its cycle. The Fed appeared to lend credence to this view when it refrained from raising short-term interest rates at its August meeting, leaving the federal funds rate unchanged at 5.25%. The Fed's pause marked the first meeting in more than two years without a rate hike.

Yields of tax-exempt money market instruments rose along with interest rates in this economic environment. However, yields of shorter-dated municipal money market securities generally rose more sharply than longer-dated securities, causing yield differences along the maturity spectrum to narrow toward historical lows. Investors, therefore, continued to focus on instruments maturing in six months or less. Even institutional investors who normally favor longer-term securities instead purchased tax-exempt money market securities, adding to demand and putting downward pressure on tax-exempt yields.

The strengthening U.S. economy helped boost tax revenues for most states and municipalities, reducing their need to borrow. In addition, some issuers revised their borrowing programs to rely more heavily on variable-rate demand notes on which yields are reset daily or weekly. Reduced issuance of one-year tax-exempt municipal notes amid robust investor demand also helped constrain the rise in tax-exempt money market yields.

In this environment, we found opportunities for incrementally higher yields from tax-exempt commercial paper with maturities in the 90-day range as well as one-year municipal notes, which enabled us to reduce the fund's exposure to lower yielding variable-rate demand notes. For most of the reporting period, we maintained a relatively short weighted average maturity as interest rates rose, which helped keep funds available for higher yielding instruments as they became available. However, we began to lengthen the fund's weighted average maturity during the summer of 2006 in anticipation of a pause in the Fed's tightening campaign at its August meeting.

What is the fund's current strategy?

Recent signs of an economic slowdown suggest to us that short-term interest rates are unlikely to move much higher. In our view, while additional rate hikes are possible, the Fed for now is waiting to assess the effects of its previous moves on inflation and the economy. Accordingly, we recently have attempted to maintain the fund's weighted average maturity, and currently intend to maintain a weighted average maturity that we believe is longer than industry averages. However, we are prepared to adjust this strategy as economic conditions evolve.

September 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of the funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2006

	Class M Shares	Investor Shares
Mellon Money Market Fund		
Expenses paid per $1,000†	$ 1.58	$ 2.86
Ending value (after expenses)	$1,024.00	$1,022.70
Mellon National Municipal Money Market Fund		
Expenses paid per $1,000†	$ 1.58	$ 2.89
Ending value (after expenses)	$1,015.80	$1,014.60

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

	Class M Shares	Investor Shares
Mellon Money Market Fund		
Expenses paid per $1,000†	$ 1.58	$ 2.85
Ending value (after expenses)	$1,023.64	$1,022.38
Mellon National Municipal Money Market Fund		
Expenses paid per $1,000†	$ 1.58	$ 2.91
Ending value (after expenses)	$1,023.64	$1,022.33

† *Expenses are equal to the Mellon Money Market Fund annualized expense ratio of .31% for Class M and .56% for Investor Class and Mellon National Municipal Money Market Fund, .31% for Class M and .57% for Investor Class, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Mellon Money Market Fund

Bond Anticipation Notes—.8%	Principal Amount ($)	Value ($)
Camden County Improvement Authority, NJ 5.74%, 8/1/07 (cost $6,100,000)	6,100,000	**6,100,000**

Negotiable Bank Certificates of Deposit—27.4%	Principal Amount ($)	Value ($)
Australia and New Zealand Banking Group Ltd. 4.72%, 9/8/06	20,000,000 [a]	19,996,758
Barclays Bank PLC 5.38%, 10/4/06	35,000,000	35,000,636
BNP Paribas 5.16%, 10/12/06	10,000,000	9,999,949
DEPFA BANK PLC 5.29%–5.44%, 11/3/06–2/20/07	25,000,000 [a]	25,000,000
Deutsche Bank AG 5.03%, 11/27/06	19,200,000	19,200,098
Fortis Bank 4.11%, 9/21/06–9/25/06	28,600,000	28,574,065
Royal Bank of Scotland PLC (Yankee) 4.76%–4.81%, 11/14/06–1/16/07	15,400,000	15,402,376
Societe Generale (Yankee) 4.90%, 11/7/06	20,000,000	20,000,000
Toronto-Dominion Bank (Yankee) 5.16%–5.51%, 9/18/06–6/18/07	34,000,000	33,989,264
Total Negotiable Bank Certificates of Deposit (cost $207,163,146)		**207,163,146**

Commercial Paper—56.8%	Principal Amount ($)	Value ($)
AIG Funding Inc. 5.23%, 9/20/06–10/3/06	35,000,000	34,846,732
American Express Company 5.24%, 10/12/06	37,000,000	36,779,192

Commercial Paper (continued)	Principal Amount ($)	Value ($)
ANZ National (International) Ltd. 4.65%, 1/2/07	15,000,000 [a]	14,727,862
Banco Santander Puerto Rico 5.38%, 10/2/06	35,000,000	34,837,853
Calyon 5.07%–5.18%, 10/17/06–5/21/07	35,000,000	34,148,847
Duke University, NC 5.17%–5.30%, 10/4/06–11/1/06	12,713,000	12,635,786
General Electric Capital Corp. 5.27%–5.33%, 10/31/06–1/8/07	30,000,000	29,583,487
ING (US) Funding LLC 5.24%, 9/13/06	35,000,000	34,938,867
ING (US) Funding LLC 5.24%, 2/28/07	1,600,000	1,558,080
Kredietbank N.A. Finance Corp. 5.26%, 9/22/06	35,000,000	34,892,608
Oakland-Alameda Counties Coliseum Authority, CA 5.32%, 10/16/06	29,500,000	29,500,000
Rabobank USA Financial Corp. 5.22%, 9/6/06	35,000,000	34,974,625
Salvation Army 5.45%–5.50%, 10/27/06–3/9/07	24,545,000	24,545,000
Santa Clara Valley Water District, CA 5.30%, 11/2/06	17,072,000	16,916,171
Societe Generale 5.25%, 1/19/07	15,000,000	14,693,750
UBS Finance Delaware LLC 5.38%, 10/6/06	35,000,000	34,816,931
University of Michigan 5.37%, 9/7/06	4,660,000	4,660,000
Total Commercial Paper (cost $429,055,791)		**429,055,791**

Mellon Money Market Fund (continued)

Corporate Notes—13.6%	Principal Amount ($)	Value ($)
1610 N. 2nd Street LLC and Schlitz Park Associates II LP 5.34%, 9/1/06	13,180,000 [b]	13,180,000
Bochasanwasi Shree Akshar Purushottam Swaminarayan 5.38%, 9/7/06	5,950,000 [b]	5,950,000
Eskaton Lodge Granite Bay LP 5.34%, 9/1/06	6,855,000 [b]	6,855,000
General Secretariat of American States 5.31%, 9/7/06	4,370,000 [b]	4,370,000
Mullenix St. Charles Properties LP 5.32%, 9/7/06	7,000,000 [b]	7,000,000
New Jersey Economic Development Authority 5.37%, 9/7/06	13,100,000 [b]	13,100,000
New York State Dormitory Authority 5.31%, 9/7/06	1,900,000 [b]	1,900,000
New York State Housing Finance Agency 5.38%, 9/7/06	3,700,000 [b]	3,700,000
Pitney Road Partners LLC 5.36%, 9/7/06	6,030,000 [b]	6,030,000
Sacramento County, CA 5.38%, 9/7/06	15,300,000 [b]	15,300,000
Tulsa Oklahoma Airports Improvement Trust 5.36%, 9/7/06	17,150,000 [b]	17,150,000
Washington State Housing Finance Commission 5.36%–5.38%, 9/1/06	8,585,000 [b]	8,585,000
Total Corporate Notes (cost $103,120,000)		**103,120,000**

Optional Demand Notes—.6%	Principal Amount ($)	Value ($)
Grand Prairie Sports Facilities Development Corp. Inc., TX 4.30%, 9/15/06 (cost $4,605,000)	4,605,000	**4,605,000**

Repurchase Agreements—.5%	Principal Amount ($)	Value ($)
J.P. Morgan Chase & Co. 5.21%, dated 8/31/06, due 9/1/06 in the amount of $3,500,507 (fully collateralized by $3,620,000 U.S.Treasury Notes, 3.25%, due 8/15/07, value $3,570,044) (cost $3,500,000)	3,500,000	**3,500,000**

Total Investments (cost $753,543,937)	**99.7%**	**753,543,937**
Cash and Receivables (Net)	**.3%**	**2,072,691**
Net Assets	**100.0%**	**755,616,628**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $59,724,620 or 7.9% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	59.1	Lease Revenue	3.9
Finance	8.8	Commercial & Professional Services	3.2
Insurance	4.6	Other	16.1
Industrial Revenue	4.0		**99.7**

† *Based on net assets.*

See notes to financial statements.

Mellon National Municipal Money Market Fund

Short-Term Investments—99.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—2.3%				
Birmingham-Carraway Special Care Facilities Financing Authority, Health Care Facilities Revenue (Carraway Methodist Hospitals) (LOC; Amsouth Bank)	3.48	9/7/06	2,615,000 a	2,615,000
Daphne-Villa Mercy Special Care Facilities Financing Authority, Health Care Facilities Revenue (Mercy Medical Project) (LOC; Amsouth Bank)	3.43	9/7/06	4,100,000 a	4,100,000
Port City Medical Clinic Board, Health Care Facilities Revenue (Infirmary Health Systems) (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.41	9/7/06	10,000,000 a	10,000,000
Arizona—.2%				
Maricopa County Industrial Development Authority, MFHR (Gran Victoria Housing LLC Project) (Insured; FNMA)	3.42	9/7/06	1,600,000 a	1,600,000
Colorado—11.0%				
Castlewood Ranch Metropolitan District, GO Notes (LOC; U.S. Bank NA)	3.45	12/1/06	6,250,000	6,250,000
Castlewood Ranch Metropolitan District, GO Notes, Refunding (LOC; U.S. Bank NA)	3.45	12/1/06	3,300,000	3,300,000
Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA)	3.45	12/1/06	2,500,000	2,500,000
Colorado Educational and Cultural Facilities Authority, Student Housing Facilities Revenue (Campus Village Apartments Project) (LOC; Citibank NA)	3.41	9/7/06	22,865,000 a	22,865,000
Commerce City Northern Infrastructure General Improvement District, GO (LOC; U.S. Bank NA)	3.46	9/7/06	6,150,000 a	6,150,000
Commerce City Northern Infrastructure General Improvement District, GO, Refunding (LOC; U.S. Bank NA)	3.46	9/7/06	7,400,000 a	7,400,000
Pinery West Metropolitan District Number 2, GO Notes (LOC; U.S. Bank NA)	3.25	11/1/06	10,015,000	10,015,000
Westminster Economic Development Authority, Tax Increment Revenue (North Huron Urban Renewal Project) (LOC; DEPFA Bank PLC)	3.40	9/7/06	22,650,000 a	22,650,000
Florida—3.9%				
Broward County Housing Finance Authority, MFHR, Refunding (Waters Edge Project) (Insured; FNMA)	3.41	9/7/06	6,740,000 a	6,740,000
Florida Gulf Coast University Financing Corporation, Capital Improvement Revenue (Housing Project) (LOC; Wachovia Bank)	3.30	2/1/07	8,000,000	8,000,000
Florida Gulf Coast University Financing Corporation, Capital Improvement Revenue (Parking Project) (LOC; Wachovia Bank)	3.30	2/1/07	6,000,000	6,000,000
Sunshine State Governmental Financing Commission, Revenue (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.60	9/7/06	8,000,000 a	8,000,000
Georgia—10.3%				
Atlanta, Airport General Revenue, Refunding (Insured; MBIA and Liquidity Facility; Westdeutshe Landesbank)	3.41	9/7/06	3,600,000 a	3,600,000

Mellon National Municipal Money Market Fund (continued)

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Burke County Development Authority, PCR, CP (Oglethorpe Power Corporation) (Insured; AMBAC and Liquidity Facility; Rabobank Nederland)	3.55	9/13/06	7,000,000	7,000,000
Clayton County Housing Authority, MFHR (Chateau Forest Apartments) (Insured; FSA and Liquidity Facility; Societe Generale)	3.52	9/7/06	6,530,000 [a]	6,530,000
De Kalb County Development Authority, Revenue (Marist School Inc. Project) (LOC; SunTrust Bank)	3.41	9/7/06	3,300,000 [a]	3,300,000
De Kalb County Housing Authority, MFHR, Refunding (Wood Terrace Apartment Project) (Insured; FNMA)	3.45	9/7/06	15,935,000 [a]	15,935,000
Marietta Housing Authority, Multifamily Guaranteed Mortgage Revenue, Refunding (Summit Station Project) (Insured; FNMA)	3.42	9/7/06	4,900,000 [a]	4,900,000
Municipal Electric Authority of Georgia, CP (Liquidity Facility: Bayerische Landesbank, Wachovia Bank and Westdeutsche Landesbank)	3.55	9/7/06	19,127,000	19,127,000
Municipal Electric Authority of Georgia, CP (Liquidity Facility; JPMorgan Chase Bank)	3.55	9/7/06	15,000,000	15,000,000
Idaho—2.2%				
Idaho, GO Notes, TAN	4.50	6/29/07	12,000,000	12,076,365
Idaho Health Facilities Authority, Health Care Facilities Revenue (Aces-Pooled Financing Program) (LOC; U.S. Bank NA)	3.50	9/7/06	4,300,000 [a]	4,300,000
Illinois—15.9%				
Illinois, GO	3.47	9/7/06	4,000,000 [a]	4,000,000
Illinois Development Finance Authority, MFHR, Refunding (Orleans-Illinois Project) (Insured; FSA and Liquidity Facility; The Bank of New York)	3.60	9/7/06	12,000,000 [a]	12,000,000
Illinois Educational Facilities Authority, Revenue (Benedictine University Project) (LOC; National City Bank)	3.42	9/7/06	12,400,000 [a]	12,400,000
Illinois Educational Facilities Authority, Revenue (Columbia College Chicago) (LOC; Bank of Montreal)	3.41	9/7/06	9,705,000 [a]	9,705,000
Illinois Finance Authority, Revenue (Resurrection Health Care) (LOC; JPMorgan Chase Bank)	3.60	9/1/06	17,100,000 [a]	17,100,000
Illinois Health Facilities Authority, Revenue (Decatur Memorial Hospital Project) (Insured; MBIA and Liquidity Facility; Northern Trust Co.)	3.42	9/7/06	5,200,000 [a]	5,200,000
Illinois Health Facilities Authority, Revenue (Ingalls Memorial Hospital) (LOC; Northern Trust Co.)	3.43	9/7/06	14,800,000 [a]	14,800,000
Illinois Health Facilities Authority, Revenue (Revolving Fund Pooled Program) (LOC; Bank One)	3.45	9/7/06	5,800,000 [a]	5,800,000
Illinois Health Facilities Authority, Revenue (Rush Presbyterian Saint Luke's Medical Center) (LOC; Northern Trust Co.)	3.42	9/7/06	2,900,000 [a]	2,900,000

Mellon National Municipal Money Market Fund (continued)

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Illinois Health Facilities Authority, Revenue (Swedish Covenant Hospital) (Insured; AMBAC and Liquidity Facility; Northern Trust Co.)	3.42	9/7/06	5,100,000 a	5,100,000
Regional Transportation Authority, GO, Refunding (Liquidity Facility; DEPFA Bank PLC)	3.45	9/7/06	26,985,000 a	26,985,000
Kansas−.6%				
Olathe, Health Facilities Revenue (Olathe Medical Center) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.57	9/1/06	4,420,000 a	4,420,000
Kentucky−2.6%				
Breckinridge County, LR (Kentucky Association Counties Leasing Trust) (LOC; U.S. Bank NA)	3.43	9/7/06	4,100,000 a	4,100,000
Kentucky Public Energy Authority, Gas Supply Revenue (Liquidity Facility; Societe Generale)	3.60	9/1/06	15,000,000 a	15,000,000
Maine−.6%				
Maine Finance Authority, Revenue (Foxcroft Academy Issue) (LOC; Allied Irish Bank)	3.43	9/7/06	4,700,000 a	4,700,000
Massachusetts−2.3%				
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.)	3.60	9/1/06	6,000,000 a	6,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Citizens Bank of Massachusetts)	3.42	9/7/06	5,900,000 a	5,900,000
Massachussetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.43	9/7/06	5,050,000 a	5,050,000
Michigan−3.6%				
Detroit, Sewage Disposal System Second Lien Revenue, CP (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC)	3.78	7/12/07	10,000,000	10,000,000
Michigan Building Authority, Revenue, CP (LOC: State Street Bank and Trust Co. and The Bank of New York)	3.60	11/2/06	12,720,000	12,720,000
University of Michigan, CP	3.55	9/7/06	3,695,000	3,695,000
Mississippi−3.7%				
Jackson County, Port Facility Revenue, Refunding (Chevron USA. Inc. Project)	3.57	9/1/06	14,000,000 a	14,000,000
Mississippi Development Bank, CP (LOC; BNP Paribas)	3.80	3/19/07	13,100,000	13,100,000
Nebraska−1.5%				
Lancaster County Hospital Authority Number 1, Health Facilities Revenue (Immanuel Health Systems-Williamsburg Project) (LOC; ABN-AMRO)	3.60	9/1/06	11,340,000 a	11,340,000
Nevada−1.2%				
Clark County, Highway Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.55	9/12/06	8,500,000	8,500,000

Mellon National Municipal Money Market Fund (continued)

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire—1.0%				
New Hampshire Business Finance Authority, RRR, Refunding (Wheelabrator Concord Company LP Project) (LOC; Wachovia Bank)	3.45	9/7/06	7,600,000 [a]	7,600,000
New York—1.6%				
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; JPMorgan Chase Bank)	3.43	9/1/06	12,000,000 [a]	12,000,000
North Carolina—2.7%				
New Hanover County, HR, Refunding (New Hanover Regional Medical Center) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.40	9/7/06	20,000,000 [a]	20,000,000
Ohio—5.1%				
Cleveland-Cuyahoga County Port Authority, Cultural Facility Revenue (Cleveland Museum of Art Project) (Liquidity Facility; JPMorgan Chase Bank)	3.40	9/7/06	20,000,000 [a]	20,000,000
Cuyahoga County, HR, Refunding (Metrohealth System Project) (LOC; National City Bank)	3.42	9/7/06	17,500,000 [a]	17,500,000
Pennsylvania—2.6%				
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Temple University) (LOC; PNC Bank)	3.43	9/7/06	3,400,000 [a]	3,400,000
Westmoreland County Industrial Development Authority, Health System Revenue (Excela Health Project) (LOC; Wachovia Bank)	3.40	9/7/06	15,655,000 [a]	15,655,000
South Carolina—1.8%				
Spartanburg County School District Number 1, GO Notes, BAN	5.25	11/16/06	13,000,000	13,055,084
Tennessee—5.1%				
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.58	9/1/06	11,000,000 [a]	11,000,000
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.58	9/1/06	13,400,000 [a]	13,400,000
Tennessee School Bond Authority, CP	3.70	11/9/06	13,000,000	13,000,000
Texas—10.4%				
Bell County Health Facilities Development Corporation, HR (Scott and White Memorial Hospital and Scott, Sherwood and Brindley Foundation Project) (Insured; MBIA and Liquidity Facility; Westdeutsche Landesbank)	3.60	9/1/06	15,435,000 [a]	15,435,000
Grand Prairie Sports Facilities Development Corporation Inc., Sales Tax Revenue, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.05	9/15/06	3,375,000	3,375,000
Harris County Health Facilities Development Corporation, Revenue (Texas Children's Hospital Project) (Insured; MBIA and LOC; JPMorgan Chase Bank)	3.60	9/1/06	22,100,000 [a]	22,100,000
Southwest Higher Education Authority, Inc., Higher Education Revenue (Southern Methodist University Project) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.60	9/1/06	6,900,000 [a]	6,900,000

Mellon National Municipal Money Market Fund (continued)

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Texas, TRAN	4.50	8/31/07	22,300,000	22,500,939
Texas A&M University, Revenue, CP	3.53	9/8/06	6,300,000	6,300,000
Utah−2.1%				
Utah Transit Authority, Subordinated Sales Tax Revenue (LOC; Fortis Bank)	3.57	9/1/06	15,400,000 a	15,400,000
Vermont−.7%				
Winooski, Special Obligation, Refunding (LOC; TD Banknorth, N.A.)	3.63	9/1/06	5,000,000 a	5,000,000
Washington−2.8%				
Snohomish County Public Utility District Number 1, Generation System Revenue, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.40	9/7/06	15,100,000 a	15,100,000
Washington Public Power Supply System, Electric Power and Light Revenue, Refunding (Nuclear Project Number 3) (LOC; JPMorgan Chase Bank)	3.40	9/7/06	5,100,000 a	5,100,000
Wisconsin−2.0%				
Wisconsin Health and Education Facilities Authority, Revenue (Wheaton Franciscan Services Inc. System) (LOC; Citibank NA)	3.41	9/7/06	7,000,000 a	7,000,000
Wisconsin Health and Educational Facilities Authority, Health Care Facilities Revenue (University of Wisconsin Medical Foundation) (LOC; ABN-AMRO)	3.42	9/7/06	7,800,000 a	7,800,000
Total Investments (cost $733,089,388)			**99.8%**	**733,089,388**
Cash and Receivables (Net)			**.2%**	**1,436,337**
Net Assets			**100.0%**	**734,525,725**

a   *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	90.6
AAA,AA,A[b]		Aaa,Aa,A[b]		AAA,AA,A[b]	6.8
Not Rated[c]		Not Rated[c]		Not Rated[c]	2.6
					100.0

[†] *Based on total investments.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES

August 31, 2006

	Mellon Money Market Fund	Mellon National Municipal Money Market Fund
Assets ($):		
Investments in securities–See Statement of Investments†	753,543,937	733,089,388
Interest receivable	5,156,485	3,167,810
Prepaid expenses	10,207	10,025
	758,710,629	**736,267,223**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 4(b)	107,769	103,293
Due to Administrator–Note 4(a)	85,194	82,450
Cash overdraft due to Custodian	2,849,731	1,480,537
Interest payable–Note 3	365	180
Accrued expenses	50,942	75,038
	3,094,001	**1,741,498**
Net Assets ($)	**755,616,628**	**734,525,725**
Composition of Net Assets ($):		
Paid-in capital	755,617,675	734,530,613
Accumulated net realized gain (loss) on investments	(1,047)	(4,888)
Net Assets ($)	**755,616,628**	**734,525,725**
Net Asset Value Per Share		
Class M Shares		
Net Assets ($)	754,726,916	734,524,679
Shares Outstanding	754,727,963	734,530,481
Net Asset Value Per Share ($)	**1.00**	**1.00**
Investor Shares		
Net Assets ($)	889,712	1,046
Shares Outstanding	889,712	1,046
Net Asset Value Per Share ($)	**1.00**	**1.00**
† Investments at cost ($)	**753,543,937**	**733,089,388**

See notes to financial statements.

STATEMENTS OF OPERATIONS

Year Ended August 31, 2006

	Mellon Money Market Fund	Mellon National Municipal Money Market Fund
Investment Income ($):		
Interest Income	**32,778,752**	**22,745,490**
Expenses:		
Investment advisory fee–Note 4(a)	1,070,384	1,076,777
Administration fee–Note 4(a)	938,497	943,936
Custodian fees–Note 4(b)	53,076	58,511
Professional fees	38,017	50,569
Registration fees	26,713	28,081
Trustees' fees and expenses–Note 4(c)	23,562	26,483
Interest expense–Note 3	18,099	45,041
Prospectus and shareholders' reports	4,001	7,421
Shareholder servicing costs–Note 4(b)	1,735	–
Miscellaneous	19,167	28,971
Total Expenses	**2,193,251**	**2,265,790**
Less–expense reduction in custody fees due to earnings credits–Note 2(b)	(1,959)	(17,028)
Net Expenses	**2,191,292**	**2,248,762**
Investment Income–Net	**30,587,460**	**20,496,728**
Net Realized Gain (Loss) on Investments–Note 2(b) ($)	**(451)**	**(4,888)**
Net Increase in Net Assets Resulting from Operations	**30,587,009**	**20,491,840**

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Mellon Money Market Fund		Mellon National Municipal Money Market Fund	
	Year Ended August 31,		Year Ended August 31,	
	2006	2005	2006	2005
Operations ($):				
Investment income–net	30,587,460	13,617,678	20,496,728	9,692,789
Net realized gain (loss) from investments	(451)	(56)	(4,888)	1,288
Net unrealized appreciation (depreciation) on investments	–	–	–	(786)
Net Increase (Decrease) in Net Assets Resulting from Operations	**30,587,009**	**13,617,622**	**20,491,840**	**9,693,291**
Dividends to Shareholders from ($):				
Investment income–net:				
Class M Shares	(30,559,662)	(13,610,468)	(20,497,989)	(9,692,775)
Investor Shares	(27,798)	(7,210)	(27)	(14)
Total Dividends	**(30,587,460)**	**(13,617,678)**	**(20,498,016)**	**(9,692,789)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Class M Shares	1,493,637,578	1,325,177,521	1,462,312,267	1,152,528,623
Investor Shares	537,609	466,825	–	–
Dividends reinvested:				
Class M Shares	45	24	30	143,750
Investor Shares	27,901	7,255	27	14
Cost of shares redeemed:				
Class M Shares	(1,417,479,737)	(1,118,330,648)	(1,341,156,187)	(1,028,224,224)
Investor Shares	(315,714)	(46,696)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**76,407,682**	**207,274,281**	**121,156,137**	**124,448,163**
Total Increase (Decrease) In Net Assets	**76,407,231**	**207,274,225**	**121,149,961**	**124,448,665**
Net Assets ($):				
Beginning of Period	679,209,397	471,935,172	613,375,764	488,927,099
End of Period	**755,616,628**	**679,209,397**	**734,525,725**	**613,375,764**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Class M Shares | | | |
| | Year Ended August 31, | | | |
Mellon Money Market Fund	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.043	.023	.008	.002
Distributions:				
Dividends from investment income−net	(.043)	(.023)	(.008)	(.002)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	4.35	2.30	.82	.76[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.31	.31	.33	.36[b]
Ratio of net expenses to average net assets	.31	.31	.33	.36[b]
Ratio of net investment income to average net assets	4.29	2.36	.82	.78[b]
Net Assets, end of period ($ x 1,000)	754,727	678,569	471,723	388,979

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

	Investor Shares			
	Year Ended August 31,			
Mellon Money Market Fund	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.040	.020	.006	.001
Distributions:				
Dividends from investment income−net	(.040)	(.020)	(.006)	(.001)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	4.09	2.05	.57	.52[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.56	.57	.64	.62[b]
Ratio of net expenses to average net assets	.56	.57	.64	.62[b]
Ratio of net investment income to average net assets	4.09	2.20	.79	.48[b]
Net Assets, end of period ($ x 1,000)	890	640	213	11

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

Mellon National Municipal Money Market Fund	Class M Shares			
	Year Ended August 31,			
	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.028	.017	.007	.002
Distributions:				
Dividends from investment income−net	(.028)	(.017)	(.007)	(.002)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	2.88	1.68	.70	.64[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.32	.32	.33	.35[b]
Ratio of net expenses to average net assets	.31	.32	.33	.35[b]
Ratio of net investment income to average net assets	2.86	1.68	.71	.62[b]
Net Assets, end of period ($ x 1,000)	734,525	613,375	488,926	265,068

[a] From June 2, 2003 (commencement of operations) to August 31, 2003.
[b] Annualized.
See notes to financial statements.

| | Investor Shares | | | |
| | Year Ended August 31, | | | |
Mellon National Municipal Money Market Fund	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income—net	.026	.014	.005	.001
Distributions:				
Dividends from investment income—net	(.026)	(.014)	(.005)	(.001)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	2.62	1.43	.45	.36[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.57	.58	.60	.57[b]
Ratio of net expenses to average net assets	.57	.57	.60	.57[b]
Ratio of net investment income to average net assets	2.60	1.38	.58	.48[b]
Net Assets, end of period ($ x 1,000)	1	1	1	1

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified money market funds: Mellon Money Market Fund and Mellon National Municipal Money Market Fund (each, a "fund" and collectively, the "funds"). Mellon Money Market Fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Mellon National Municipal Money Market Fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. Mellon Fund Advisers, a division of The Dreyfus Corporation (" the "Manager" or "Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation, ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized gains or losses on investments are allocated to each Class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Trust's Board to represent the fair value of the fund's investments.

It is the funds' policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credit from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Repurchase agreements: The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare dividends daily from investment income–net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the Mellon Money Market Fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. It is the policy of the Mellon National Municipal Money Market Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

At August 31, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The Mellon Money Market Fund has an unused capital loss carryover of $1,047 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2006. If not applied, $540 of the carryover expires in fiscal 2012, $56 expires in fiscal 2013 and $451 expires in fiscal 2014.

Mellon National Municipal Money Market Fund has an unused capital loss carryover of $4,888 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2006. If not applied the carryover expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005 was all ordinary income for the Mellon Money Market Fund and all tax exempt income for the Mellon National Municipal Money Market Fund.

At August 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Bank Line of Credit

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding for Mellon Money Market Fund during the period ended August 31, 2006 was approximately $325,000 with a related weighted average annualized interest rate of 5.57%.

The average daily amount of borrowings outstanding for Mellon National Municipal Money Market Fund during the period ended August 31, 2006 was approximately $873,900 with a related weighted average annualized interest rate of 5.15%.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .15% of the Mellon Money Market Fund and .15% of the Mellon National Municipal Money Market Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
In excess of $6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

(b) The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 1** summarizes the amounts Investor shares were charged during the period ended August 31, 2006, pursuant to the Shareholder Services Plan.

Table 1.

Mellon Money Market Fund	$1,698
Mellon National Municipal Money Market Fund	$ 3

The funds compensate Mellon Bank under a Custody Agreement for providing custodial services for the funds. Table 2 summarizes the amounts the funds were charged during the period ended August 31, 2006, pursuant to the custody agreements.

Table 2.

Mellon Money Market Fund	$53,076
Mellon National Municipal Money Market Fund	$58,511

During the period ended August 31, 2006 the funds were charged $4,313 for services performed by the Chief Compliance Officer.

Table 3 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

(c) Effective January 1, 2006, each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses.

The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000. Between September 13, 2004 and December 31, 2005, the Trust paid its Board members an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and reimbursed them for travel and out-of-pocket expenses.

Table 3.

	Investment Advisory Fees ($)	Shareholder Services Plan Fees ($)	Custody Fees ($)	Chief Compliance Officer Fees ($)
Mellon Money Market Fund	97,649	196	8,029	1,895
Mellon National Municipal Money Market Fund	101,143	–	255	1,895

The Board of Trustees and Shareholders
Mellon Funds Trust

We have audited the accompanying statements of assets and liabilities of Mellon Funds Trust comprised of Mellon Money Market Fund and Mellon National Municipal Money Market Fund (collectively "the Funds"), including the statements of investments as of August 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of August 31, 2006, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of August 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated therein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
October 20, 2006

Mellon Money Market Fund

For federal tax purposes the fund hereby designates 99.74% of ordinary income dividends paid during the fiscal year end ended August 31, 2006 as qualifying interest related dividends.

Mellon National Municipal Money Market Fund

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during its fiscal year ended August 31, 2006 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF EACH FUND'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

INFORMATION ABOUT THE REVIEW AND APPROVAL OF EACH FUND'S
INVESTMENT ADVISORY AGREEMENT (Unaudited) *(continued)*

Patrick J. O'Connor (63)
Chairman of the Board (2000)

Principal Occupation During Past 5 Years:
- Attorney, Cozen and O'Connor, P.C. since 1973, including Vice Chairman since 1980 and Chief Executive Officer and President since 2002

Other Board Memberships and Affiliations:
- Board of Consultors of Villanova University School of Law, Board Member
- Temple University, Trustee
- Philadelphia Police Foundation, Board Member
- Philadelphia Children's First Fund, Board Member
- Committee on Rules of Evidence of Pennsylvania Supreme Court, Vice Chair
- American College of Trial Lawyers, Fellow
- Historical Society of the United States District Court for the Eastern District of Pennsylvania, Director

No. of Portfolios for which Board Member Serves: 16

Ronald R. Davenport (70)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Chairman of Sheridan Broadcasting Corporation since July 1972

Other Board Memberships and Affiliations:
- American Urban Radio Networks, Co-Chairman
- Aramark Corporation, Board Member
- Baylock & Partners, L.P., Director

No. of Portfolios for which Board Member Serves: 16

John L. Diederich (69)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Chairman of Digital Site Systems, Inc., a privately held software company providing internet service to the construction materials industry, since July 1998

Other Board Memberships and Affiliations:
- Continental Mills, a dry baking products company, Board Member
- Pittsburgh Parks Conservancy, Board Member

No. of Portfolios for which Board Member Serves: 16

Maureen McFalls Young (61)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Director of the Office of Government Relations at Carnegie Mellon University since January 2000
- Manager, Government Communications, of the Software Engineering Institute at Carnegie Mellon University from March 1994 to December 1999

Other Board Memberships and Affiliations:
- Maglev, Inc., a company seeking a partnership between industry and government in Pennsylvania to create a magnetically levitated high-speed transportation system, Board Member representing Carnegie Mellon University
- Pennsylvania Association for Individuals with Disabilities, Board Member
- Oakland Planning and Development Corp., Board Member

No. of Portfolios for which Board Member Serves: 16

Kevin C. Phelan (62)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Mortgage Banker, Meredith & Grew, Inc. since March 1978, including Executive Vice President and Director since March 1998

Other Board Memberships and Affiliations:
- Greater Boston Chamber of Commerce, Director
- Fiduciary Trust of Boston, Director
- St. Elizabeth's Medical Center of Boston, Board Member and Chairman of the Board
- Providence College, Trustee
- Simmons College, Trustee
- Newton Country Day School, Chairman of the Board
- Babson College, Board of Visitors
- Boston University School of Public Health, Board of Visitors
- Boston Public Library Foundation, Director
- Boston Foundation, Director
- Boston Municipal Research Bureau, Board Member
- Boys and Girls Club of Boston, Board Member
- Greater Boston Real Estate Board, Director

No. of Portfolios for which Board Member Serves: 16

Patrick J. Purcell (58)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Owner, President and Publisher of The Boston Herald since February 1994
- President and Founder, jobfind.com, an employment search site on the world wide web, since July 1996
- President and CEO, Herald Media since 2001

Other Board Memberships and Affiliations:
- The American Ireland Fund, an organization that raises funds for philanthropic projects in Ireland, Board Member
- The Genesis Fund, an organization that raises funds for the specialized care and treatment of New England area children born with birth defects, mental retardation and genetic diseases, Board Member
- United Way of Massachusetts Bay, Board Member
- Greater Boston Chamber of Commerce, Board Member

No. of Portfolios for which Board Member Serves: 16

Thomas F. Ryan, Jr. (65)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Retired since April 1999
- President and Chief Operating Officer of the American Stock Exchange from October 1995 to April 1999

Other Board Memberships and Affiliations:
- Boston College, Trustee
- Brigham & Women's Hospital, Trustee
- New York State Independent System Operator, a non–profit organization which administers a competitive wholesale market for electricity in New York State, Director
- RepliGen Corporation, a biopharmaceutical company, Director

No. of Portfolios for which Board Member Serves: 16

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-645-6561. For individual account holders for Private Wealth Management clients, please contact your account officer or call 1-888-281-7350.

OFFICERS OF THE FUND

CHRISTOPHER E. SHELDON, President since September 2006.

As director of Investment Strategy for Mellon's Private Wealth Management group since April 2003, Mr. Sheldon manages the analysis and development of investment and asset allocation strategies and investment product research and, since June 2006, also oversees the alternative investment groups. Prior to assuming his current position, Mr. Sheldon was West Coast managing director of Mellon's Private Wealth Management group from 2001-2003 and its regional manager from 1998-2001. He was previously a Vice President of the Trust. He is 42 years old and has been employed by Mellon Bank since January 1995.

MARK N. JACOBS, Vice President since June 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since July 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Mellon Funds Trust
c⁄o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549, Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The funds file their complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The funds' Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

MFTAR0806-MM

The Mellon Funds

Mellon National Intermediate Municipal Bond Fund
Mellon National Short-Term Municipal Bond Fund
Mellon Pennsylvania Intermediate Municipal Bond Fund
Mellon Massachusetts Intermediate Municipal Bond Fund

ANNUAL REPORT   August 31, 2006

Contents

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

- Not FDIC-Insured
- Not Bank-Guaranteed
- May Lose Value

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and high energy prices have contributed to a mild slowdown in U.S. economic growth. Recent reports of cooling housing markets in many regions of the United States appeared to confirm this view.

Most sectors of the taxable fixed income market rallied in the wake of the recent Fed announcement. Fixed-income investors apparently are optimistic that high energy prices and moderating home values may wring the adverse effects of excessive speculation from the market. In the municipal bond markets, most states and municipalities have continued to report higher-than-expected tax receipts as a result of the recovering economy, helping to support the credit quality of many municipal bond issuers.

As always, we encourage you to talk with your portfolio manager about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how each Fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Funds' Performance.

Thank you for your continued confidence and support.

Sincerely,

Christopher E. Sheldon
President
Mellon Funds Trust
September 21, 2006



DISCUSSION OF FUND PERFORMANCE

John F. Flahive and Mary Collette O'Brien,
Portfolio Managers

How did Mellon National Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund achieved total returns of 2.64% for Class M shares, 2.47% for Investor shares and 1.88% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.52% for the same period.[2]

Intermediate-term municipal bonds fared relatively well over the reporting period due to recent expectations of slower economic growth and a pause in the Federal Reserve Board's (the "Fed") monetary tightening campaign. The fund's Class M shares produced a slightly higher return than its benchmark, primarily due to the success of our yield curve, duration management and security selection strategies.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund may occasionally, including for temporary defensive purposes, invest in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

Early in the reporting period, the U.S. economy continued to grow despite volatile energy prices and rising interest rates. Fixed-income investors at the time appeared to be relatively unconcerned about inflation, helping to support municipal bond prices. However, investor sentiment appeared to shift in the spring of 2006, when rising energy prices and hawkish comments by some Fed members sparked renewed inflation concerns and a bout of market weakness. These concerns subsequently eased, when evidence of softening housing markets and moderating employment gains suggested that the economy might be slowing. As a result, municipal bonds rallied over the summer of 2006, keeping the Index in positive territory for the reporting period overall.

At the same time, supply-and-demand factors generally remained supportive of municipal bond prices. Many states and municipalities have taken in more tax revenue than originally projected, reducing their need to borrow. As a result, issuance volume declined compared to the same period one year earlier, while investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income.

The fund's strategies proved successful in the three key areas of yield curve positioning, duration management and security selection. The fund's "barbell" yield curve positioning, which emphasized securities in the 15- to 20-year range and three- to five-year range, enabled the fund to participate in the stronger parts of the maturity spectrum as yield differences narrowed toward historical lows. We set the fund's average duration in a range we considered moderately shorter than industry averages, which helped reduce its sensitivity to changing interest rates compared to the Index. Finally, our mild emphasis on bonds with credit ratings toward the lower end of the investment-grade range, including securities backed by health care facilities and industrial development projects, contributed positively to performance.

What is the fund's current strategy?

After yield differences along the maturity spectrum reached unusually narrow levels, we shifted the fund's exposure to the yield curve to one that more closely compares to that of the Index. In addition, although the Fed refrained from raising short-term interest rates at its August meeting, it is possible that rate hikes may resume if inflationary pressures intensify. Accordingly, we have maintained the fund's average duration at a point that is slightly shorter than industry averages. Finally, because we expect credit conditions for most issuers to remain sound over the foreseeable future, we have maintained the fund's mild emphasis on bonds with "triple-B" credit ratings. In our view, these are prudent strategies until current uncertainty regarding Fed policy and the economy's strength is resolved.

September 15, 2006

---

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



18,000

┌───┐
│ Mellon National Intermediate Municipal   │
│   Bond Fund (Class M shares)   ──────   │
│ Lehman Brothers 7-Year Municipal Bond Index† ┄┄┄┄┄ │
└───┘

$16,967
$16,531

16,000

Dollars

14,000

12,000

10,000

96 97 98 99 00 01 02 03 04 05 06

Years Ended 8/31

Comparison of change in value of $10,000 investment in Mellon National Intermediate Municipal Bond Fund
Class M shares and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class M shares		2.64%	4.07%	5.16%	
Investor shares	7/11/01	2.47%	3.82%	–	4.32%
Dreyfus Premier shares					
with applicable redemption ††	10/11/02	(1.07)%	–	–	2.28%
without redemption	10/11/02	1.88%	–	–	2.75%

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon National Intermediate Municipal Bond Fund on 8/31/96 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted, 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

†† The maximum contingent deferred sales charge for Dreyfus Premier shares is 3%. After six years Dreyfus Premier shares convert to Investor shares.



DISCUSSION OF
FUND PERFORMANCE

Timothy J. Sanville and Jeremy Baker,
Portfolio Managers

How did Mellon National Short-Term Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund achieved total returns of 2.36% for Class M shares and 2.10% for Investor shares.[1] In comparison, the Lehman Brothers 3-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.27% for the same period.[2]

Municipal bonds fared relatively well due to a rally late in the reporting period stemming from expectations of slower economic growth and a pause in the Federal Reserve Board's (the "Fed") monetary tightening campaign. The fund's Class M shares produced higher returns than the benchmark, primarily due to the success of our yield curve, duration management and security selection strategies.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

Early in the reporting period, the U.S. economy continued to grow despite volatile energy prices and rising interest rates. Fixed-income investors at the time appeared to be relatively unconcerned about inflation, helping to support municipal bond prices. However, investor sentiment appeared to shift in the spring of 2006, when rising energy prices and hawkish comments by some Fed members sparked renewed inflation concerns and a bout of market weakness. These concerns subsequently eased, when evidence of softening housing markets and moderating employment gains suggested that the economy might be slowing. As a result, municipal bonds rallied over the summer of 2006, keeping the Index in positive territory for the reporting period overall.

At the same time, supply-and-demand factors generally remained supportive of municipal bond prices. Many states and municipalities have taken in more tax revenue than originally projected, limiting their need to borrow. Additionally, bond refinancings (refundings), which typically account for a quarter of overall issuance, fell dramatically during the reporting period. As a result, issuance volume declined compared to the same period one year earlier, while investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income.

The fund's strategies proved successful in the three key areas of yield curve positioning, duration management and security selection. The fund's "barbell" yield curve positioning, which emphasized securities in the five- to seven-year range and one- to three-year range, enabled the fund to participate in the stronger parts of its maturity spectrum as yield differences narrowed toward historical lows. We set the fund's average duration in a range we considered shorter than industry averages, which limited its sensitivity to changing interest rates compared to the Index. This relatively defensive positioning helped the fund withstand heightened volatility during the spring of 2006. Finally, the fund benefited from our mild emphasis on bonds with credit ratings toward the lower end of the investment-grade range, including securities backed by health care facilities and industrial development projects. Otherwise, the fund's holdings were broadly diversified across a broad range of highly rated issuers.

What is the fund's current strategy?

After yield differences along the maturity spectrum reached unusually narrow levels and the Fed refrained from raising short-term interest rates at its August meeting, we shifted the fund's yield curve structure and average duration to positions that more closely mirror the benchmark's. In addition, because we expect credit conditions for most issuers to remain sound over the foreseeable future, we have maintained the fund's mild emphasis on bonds with "triple-B" credit ratings. In our view, these are prudent strategies until current uncertainty regarding Fed policy and the economy's strength is resolved.

September 15, 2006

[1] Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.

[2] SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 3-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon National Short-Term Municipal Bond Fund Class M shares and the Lehman Brothers 3-Year Municipal Bond Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	From Inception
Class M shares	10/2/00	2.36%	2.41%	3.23%
Investor shares	7/11/01	2.10%	2.14%	2.37%

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon National Short-Term Municipal Bond Fund on 10/2/00 (inception date) to a $10,000 investment made in the Lehman Brothers 3-Year Municipal Bond Index (the "Index") on that date. For comparative purposes, the value of the Index on 9/30/00 is used as the beginning value on 10/2/00. All dividends and capital gain distributions are reinvested.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted, 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.



DISCUSSION OF FUND PERFORMANCE

Mary Collette O'Brien and Jeremy N. Baker,
Portfolio Managers

How did Mellon Pennsylvania Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund achieved total returns of 2.41% for Class M shares and 2.15% for Investor shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.52% for the same period.[2]

Intermediate-term municipal bonds fared relatively well over the reporting period due to recent expectations of slower economic growth and a pause in the Federal Reserve Board's (the "Fed") monetary tightening campaign. The fund's returns were lower than its benchmark, primarily due to the fund's slightly shorter duration profile relative to its benchmark.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Pennsylvania state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Pennsylvania personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

Early in the reporting period, the U.S. economy continued to grow despite volatile energy prices and rising interest rates. Fixed-income investors at the time appeared to be relatively unconcerned about inflation, helping to support municipal bond prices. However, investor sentiment appeared to shift in the spring of 2006, when rising energy prices and hawkish comments by some Fed members sparked renewed inflation concerns and a bout of market weakness. These concerns subsequently eased, when evidence of softening housing markets and moderating employment gains suggested that the economy might be slowing. As a result, municipal bonds rallied over the summer of 2006, keeping the Index in positive territory for the reporting period overall.

Supply-and-demand factors generally remained supportive of Pennsylvania municipal bond prices. Like many other states, Pennsylvania has taken in more tax revenue than originally projected, enhancing its fiscal condition and reducing its need to borrow. Yet, investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income.

The fund's strategies proved successful in the three key areas of yield curve positioning, duration management and security selection. The fund's "barbell" yield curve positioning, which emphasized securities in the 15- to 20-year range and three- to five-year range, enabled the fund to participate in the stronger parts of the maturity spectrum as yield differences narrowed toward historical lows. We set the fund's average duration in a range we considered moderately shorter than industry averages, which helped reduce its sensitivity to changing interest rates compared to the benchmark. Finally, our mild emphasis on bonds with credit ratings toward the lower end of the investment-grade range, including securities backed by health care facilities and industrial development projects, contributed positively to performance.

What is the fund's current strategy?

After yield differences along the maturity spectrum reached unusually narrow levels, we shifted the fund's exposure to the yield curve to one that more closely compares to that of the benchmark. In addition, although the Fed refrained from raising short-term interest rates at its August meeting, it is possible that rate hikes may resume if inflationary pressures intensify. Accordingly, we have maintained the fund's average duration in a range that is slightly shorter than industry averages. Finally, because we expect credit conditions for most issuers to remain sound for the foreseeable future, we have maintained the fund's mild emphasis on bonds with "triple-B" credit ratings. In our view, these are prudent strategies until current uncertainty regarding Fed policy and the economy's strength is resolved.

September 15, 2006

---

[2] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Pennsylvania Intermediate Municipal Bond Fund Class M shares and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class M shares		2.41%	3.64%	4.68%	
Investor shares	7/11/01	2.15%	3.36%	–	3.78%

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon Pennsylvania Intermediate Municipal Bond Fund on 8/31/96 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund invests primarily in Pennsylvania investment-grade municipal bonds. The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is not limited to investments principally in Pennsylvania municipal obligations. The Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted, 7-year tax-exempt, bond market, consisting of municipal bonds with maturities of 6-8 years. The Index does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.



DISCUSSION OF FUND PERFORMANCE

John F. Flahive and Mary Collette O'Brien,
Portfolio Managers

How did Mellon Massachusetts Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund achieved total returns of 2.65% for Class M shares, 2.40% for Investor shares and 1.89% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.52% for the same period.[2]

Intermediate-term municipal bonds fared relatively well over the reporting period due to recent expectations of slower economic growth and a pause in the Federal Reserve Board's (the "Fed") monetary tightening campaign. The fund's Class M shares produced a slightly higher return than its benchmark, primarily due to the success of our yield curve, duration management and security selection strategies.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Massachusetts state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Massachusetts personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is because yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

Early in the reporting period, the U.S. economy continued to grow despite volatile energy prices and rising interest rates. Fixed-income investors at the time appeared to be relatively unconcerned about inflation, helping to support municipal bond prices. However, investor sentiment appeared to shift in the spring of 2006, when rising energy prices and hawkish comments by some Fed members sparked renewed inflation concerns and a bout of market weakness. These concerns subsequently eased, when evidence of softening housing markets and moderating employment gains suggested that the economy might be slowing. As a result, municipal bonds rallied over the summer of 2006, keeping the Index in positive territory for the reporting period overall.

Supply-and-demand factors generally remained supportive of Massachusetts municipal bond prices. Like many other states, Massachusetts has taken in more tax revenue than originally projected, enhancing its fiscal condition and reducing its need to borrow. Yet, investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income.

The fund's strategies proved successful in the three key areas of yield curve positioning, duration management and security selection. The fund's "barbell" yield curve positioning, which emphasized securities in the 15- to 20-year range and three- to five-year range, enabled the fund to participate in the stronger parts of the maturity spectrum as yield differences narrowed toward historical lows. We set the fund's average duration in a range we considered moderately shorter than industry averages, which helped reduce its sensitivity to changing interest rates compared to the Index. Finally, our mild emphasis on bonds with credit ratings toward the lower end of the investment-grade range, including securities backed by health care and education facilities, contributed positively to performance.

What is the fund's current strategy?

After yield differences along the maturity spectrum reached unusually narrow levels, we shifted the fund's exposure to the yield curve to one that more closely compares to that of the Index. In addition, although the Fed refrained from raising short-term interest rates at its August meeting, it is possible that rate hikes may resume if inflationary pressures intensify. Accordingly, we have maintained the fund's average duration at a point that is slightly shorter than industry averages. Finally, because we expect credit conditions for most issuers to remain sound over the foreseeable future, we have maintained the fund's mild emphasis on bonds with "triple-B" credit ratings. In our view, these are prudent strategies until current uncertainty regarding Fed policy and the economy's strength is resolved.

September 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by Mellon Bank, N.A. pursuant to an agreement in effect through September 30, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Massachusetts Intermediate Municipal Bond Fund Investor shares, Class M shares and Dreyfus Premier shares and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 8/31/06*

	1 Year	5 Years	10 Years
Investor shares	2.40%	3.59%	4.59%
Class M shares	2.65%	3.85%	4.85%
Dreyfus Premier shares			
with applicable redemption ††	(1.07)%	2.93%	4.27%
without redemption	1.89%	3.10%	4.27%

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class M shares, Investor shares and Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund on 8/31/96 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

As of the close of business on September 6, 2002, substantially all of the assets of another investment company managed by Dreyfus, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the "Premier Massachusetts Fund"), were transferred to the Mellon Massachusetts Fund in a tax-free reorganization and the fund commenced operations. The performance shown in the line graph for Class M shares represents the performance of the Premier Massachusetts Fund's Class R shares prior to the commencement of operations of the Mellon Massachusetts Fund and the performance of the Mellon Massachusetts Fund's Class M shares thereafter. The performance shown in the line graph for Investor shares represents the performance of the Premier Massachusetts Fund's Class A shares prior to the commencement of operations of the Mellon Massachusetts Fund, and the performance of the Mellon Massachusetts Fund's Investor shares thereafter.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for all share classes. The Index, unlike the fund, is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market consisting of municipal bonds with maturities of 6-8 years. The Index does not take into account charges, fees and other expenses and is not limited to investments principally in Massachusetts municipal obligations. These factors can contribute to the Index outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report. Performance for Dreyfus Premier shares assumes the conversion of Dreyfus Premier shares to Investor shares at the end of the sixth year following the date of purchase.

†† *The maximum contingent deferred sales charge for Dreyfus Premier shares is 3%. After six years Dreyfus Premier shares convert to Investor shares.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon municipal bond fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2006

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon National Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.59	$ 3.87	$ 6.40
Ending value (after expenses)	$1,018.20	$1,017.70	$1,015.10
Mellon National Short-Term Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.74	$ 4.06	–
Ending value (after expenses)	$1,014.20	$1,013.70	–
Mellon Pennsylvania Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 3.36	$ 4.62	–
Ending value (after expenses)	$1,017.00	$1,015.80	–
Mellon Massachusetts Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.54	$ 3.81	$ 6.35
Ending value (after expenses)	$1,018.20	$1,016.90	$1,015.20

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .51% for Class M, .76% for Investor shares and 1.26% for Dreyfus Premier shares, Mellon National Short-Term Municipal Bond Fund .54% for Class M and .80% for Investor shares, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .91% for Investor shares and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor shares and 1.25% for Dreyfus Premier shares, multiplied by the respective fund's average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon National Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.60	$ 3.87	$ 6.41
Ending value (after expenses)	$1,022.63	$1,021.37	$1,018.85
Mellon National Short-Term Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.75	$ 4.08	–
Ending value (after expenses)	$1,022.48	$1,021.17	–
Mellon Pennsylvania Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 3.36	$ 4.63	–
Ending value (after expenses)	$1,021.88	$1,020.62	–
Mellon Massachusetts Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.55	$ 3.82	$ 6.36
Ending value (after expenses)	$1,022.68	$1,021.42	$1,018.90

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .51% for Class M, .76% for Investor shares and 1.26% for Dreyfus Premier shares, Mellon National Short-Term Municipal Bond Fund .54% for Class M and .80% for Investor shares, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .91% for Investor shares and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor shares and 1.25% for Dreyfus Premier shares, multiplied by the respective fund's average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Mellon National Intermediate Municipal Bond Fund

Long-Term Municipal Investments−97.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−2.2%				
Alabama	5.00	6/1/09	2,295,000	2,382,256
Alabama Public School and College Authority, Capital Improvement	5.63	7/1/13	3,000,000	3,194,370
Birmingham Special Care Facilities Financing Authority-Baptist Medical Centers, Revenue (Baptist Health System Inc.)	5.00	11/15/15	5,260,000	5,463,720
Jefferson County, Limited Obligation School Warrants	5.00	1/1/24	3,500,000	3,635,765
Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health) (Insured; MBIA)	0/5.00	11/15/13	1,365,000 a	1,374,828
Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health) (Insured; MBIA)	0/5.00	11/15/14	2,500,000 a	2,526,525
Alaska−.1%				
Anchorage, Electric Utility Revenue (Insured; MBIA)	8.00	12/1/10	1,000,000	1,165,320
Arizona−2.7%				
Arizona School Facilities Board, State School Improvement Revenue	5.00	7/1/08	1,625,000	1,666,827
Maricopa County Unified School District (Paradise Valley) (Insured; MBIA)	6.35	7/1/10	550,000	603,900
Maricopa County Unified School District (Paradise Valley) (Insured; MBIA)	7.00	7/1/11	1,905,000	2,183,949
Maricopa County Unified School District (Scottsdale School)	6.60	7/1/12	1,250,000	1,440,462
Phoenix	6.25	7/1/16	1,250,000	1,492,450
Phoenix Civic Improvement Corp., Transit Excise Tax Revenue (Light Rail Project) (Insured; AMBAC)	5.00	7/1/16	6,000,000	6,462,480
Phoenix Industrial Development Authority, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.60	12/1/29	360,000	369,148
Salt River Project Agricultural Improvement and Power District, Electric System Revenue	5.00	1/1/10	1,000,000	1,045,000
Salt River Project Agricultural Improvement and Power District, Electric System Revenue	5.00	1/1/16	1,475,000	1,585,817
Salt River Project Agricultural Improvement and Power District, Electric System Revenue	5.00	1/1/17	1,000,000	1,071,830
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.70	12/1/11	1,000,000 b	1,103,230
Tucson	5.00	7/1/12	1,265,000	1,355,650
University Medical Center Corp., HR	5.25	7/1/16	2,310,000	2,445,043
California−19.3%				
Agua Caliente Band, Cahuilla Indians Revenue	5.60	7/1/13	1,815,000	1,887,364
Alameda Corridor Transportation Authority, Revenue (Insured; AMBAC)	0/5.25	10/1/21	5,000,000 a	3,977,800
California	5.75	3/1/08	190,000	191,892
California	6.60	2/1/09	510,000	545,149
California	5.50	6/1/10	3,685,000 b	3,938,749
California	5.50	6/1/10	1,045,000 b	1,116,959
California	5.00	11/1/11	655,000 b	701,105

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California	5.00	11/1/12	345,000	365,866
California	5.50	6/1/20	270,000	285,131
California	5.25	11/1/26	10,500,000	11,219,145
California	5.50	11/1/33	3,900,000	4,263,714
California (Insured; FGIC)	5.75	3/1/09	80,000	80,845
California, Economic Recovery Bonds	5.00	7/1/16	15,400,000	16,333,856
California, GO (Various Purpose)	5.00	2/1/33	1,825,000	1,886,010
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Los Angeles County Securitization Corp.)	0/5.25	6/1/21	1,250,000 [a]	1,044,225
California Department of Water Resources, Power Supply Revenue	5.50	5/1/08	4,000,000	4,123,280
California Department of Water Resources, Power Supply Revenue (Insured; AMBAC)	5.38	5/1/12	5,000,000 [b]	5,509,450
California Educational Facilities Authority, Revenue (Pepperdine University)	5.75	9/15/08	3,250,000 [b]	3,425,207
California Educational Facilities Authority, Revenue (Stanford University)	5.00	11/1/11	3,000,000	3,214,980
California Infrastructure and Economic Development Bank, Revenue (Clean Water State Revolving Fund)	5.00	10/1/17	2,500,000	2,662,200
California Municipal Finance Authority, SWDR (Waste Management Inc. Project)	4.10	9/1/09	1,000,000	995,070
California State Public Works Board, LR (Department of General Services) (Capitol East End Complex Blocks 171-174 and 225) (Insured; AMBAC)	5.25	12/1/19	5,000,000	5,395,350
California Statewide Communities Development Authority, MFHR (Archstone/Seascape Village Apartments)	5.25	6/1/08	4,000,000	4,070,360
California Statewide Communities Development Authority, MFHR (Equity Residential/Parkview Terrace Club Apartments)	5.20	6/15/09	3,000,000	3,084,840
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/24	3,470,000	3,648,705
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/35	7,000,000	7,295,820
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.80	1/15/20	1,505,000 [a]	1,445,221
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.88	1/15/26	8,000,000 [a]	7,615,840
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	6,755,000 [b]	7,010,204
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	8,240,000 [b]	8,551,307
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/18	1,000,000	1,017,120

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Kern High School District (Insured; MBIA)	6.40	2/1/12	2,750,000	3,075,325
Los Angeles Department of Water and Power, Power Systems Revenue (Insured; MBIA)	5.25	7/1/11	2,250,000	2,424,105
Los Angeles Unified School District, GO (Insured; MBIA)	5.75	7/1/16	2,000,000	2,321,860
Los Angeles Unified School District, GO (Insured; MBIA)	5.13	7/1/21	20,000,000	21,400,800
Modesto Wastewater Treatment Facility, Revenue (Insured; MBIA)	6.00	11/1/09	500,000	538,145
Oakland Joint Powers Financing Authority, LR (Oakland Convention Centers) (Insured; AMBAC)	5.50	10/1/13	1,500,000	1,671,285
Sacramento Municipal Utility District, Electric Revenue	5.30	7/1/12	1,010,000	1,056,096
Sacramento Municipal Utility District, Electric Revenue (Insured; FGIC)	5.25	5/15/13	3,530,000	3,880,670
San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project) (Insured; MBIA)	6.00	8/1/09	420,000	448,232
San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project) (Insured; MBIA)	6.00	8/1/09	205,000	219,545
Santa Margarita-Dana Point Authority, Revenue (Insured; MBIA)	7.25	8/1/07	500,000	516,415
Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3) (Insured; FSA)	5.50	1/1/13	3,010,000	3,339,234
Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3) (Insured; FSA)	5.50	1/1/14	2,000,000	2,240,840
Westside Unified School District (Insured; AMBAC)	6.00	8/1/14	385,000	449,357
Colorado—3.7%				
Colorado Department of Transportation, Transportation RAN (Insured; MBIA)	5.25	6/15/10	1,000,000	1,059,170
Colorado Educational and Cultural Facilities Authority, Revenue (Regis University Project) (Insured; Radian)	5.00	6/1/22	1,825,000	1,897,945
Colorado Health Facilities Authority, Revenue (Vail Valley Medical Center Project)	5.00	1/15/20	1,250,000	1,301,537
Colorado Housing Finance Authority (Single Family Program)	6.75	4/1/15	110,000	111,519
Colorado Housing Finance Authority (Single Family Program)	7.10	5/1/15	10,000	10,194
Colorado Housing Finance Authority (Single Family Program)	6.05	10/1/16	180,000	186,541
Colorado Housing Finance Authority (Single Family Program)	6.70	10/1/16	70,000	70,269
Colorado Housing Finance Authority (Single Family Program)	7.55	11/1/27	15,000	15,299
Colorado Housing Finance Authority (Single Family Program)	6.80	11/1/28	45,000	45,829
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.75	10/1/21	285,000	291,008
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	7.15	10/1/30	80,000	80,329
E-470 Public Highway Authority, Revenue (Insured; MBIA)	0/5.00	9/1/16	3,565,000 [a]	3,005,117
E-470 Public Highway Authority, Revenue (Insured; MBIA)	0/5.00	9/1/17	3,500,000 [a]	2,955,820
Jefferson County School District (Insured; MBIA)	6.50	12/15/10	1,500,000	1,669,830

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Northwest Parkway Public Highway Authority (Insured; AMBAC)	0/5.45	6/15/17	7,690,000 [a]	6,730,826
Northwest Parkway Public Highway Authority (Insured; AMBAC)	0/5.70	6/15/21	7,345,000 [a]	6,469,329
Northwest Parkway Public Highway Authority (Insured; FSA)	0/5.55	6/15/18	5,000,000 [a]	4,377,600
University of Colorado, Enterprise System Revenue	5.00	6/1/09	500,000	518,915
University of Colorado, Enterprise System Revenue	5.50	6/1/10	500,000	533,650
Connecticut−.3%				
Connecticut (Insured; AMBAC)	5.25	6/1/18	1,500,000	1,690,080
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.13	7/1/27	300,000	309,507
Stamford	6.60	1/15/07	500,000	505,690
Florida−5.7%				
Florida Board of Education, Public Education Capital Outlay	5.50	6/1/10	1,750,000 [b]	1,882,457
Florida Board of Education, Public Education Capital Outlay (Insured; FSA)	5.20	6/1/23	10,000,000	10,309,000
Florida Municipal Loan Council, Revenue (Insured; MBIA)	5.75	11/1/15	520,000	564,871
Halifax Hospital Medical Center, HR and Improvement	5.00	6/1/38	2,000,000	2,029,920
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; AMBAC)	5.13	10/1/20	3,540,000	3,803,022
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; AMBAC)	5.13	10/1/21	3,675,000	3,942,283
Hillsborough County Educational Facilities Authority, Revenue (University of Tampa Project) (Insured; Radian)	5.75	4/1/18	3,095,000	3,243,869
JEA, Saint Johns River Power Park System, Revenue	5.00	10/1/15	2,750,000	2,894,017
Lee County, Airport Revenue (Insured; FSA)	5.88	10/1/19	2,500,000	2,695,650
Miami-Dade County, Aviation Revenue, Miami International Airport (Hub of the Americas)	5.00	10/1/10	3,000,000	3,103,890
Miami-Dade County, Subordinate Special Obligation	0/5.00	10/1/22	2,000,000 [a]	1,493,540
Miami-Dade County, Subordinate Special Obligation	0/5.00	10/1/35	1,500,000 [a]	1,359,030
Orlando and Orange County Expressway Authority, Expressway Revenue (Insured; AMBAC)	5.00	7/1/13	4,710,000	5,086,800
Orlando Utilities Commission, Water and Electric Revenue	5.25	10/1/20	5,000,000	5,371,000
Georgia−1.0%				
Chatham County Hospital Authority, HR Improvement (Memorial Health University Medical Center, Inc.)	6.13	1/1/24	2,480,000	2,702,456
Crisp County Development Authority, EIR (International Paper Co. Project)	5.55	2/1/15	1,000,000	1,068,440
Georgia	5.40	11/1/10	1,000,000	1,072,140
Georgia	5.75	9/1/11	3,460,000	3,806,277
Illinois−4.8%				
Chicago, Gas Supply Revenue (Peoples Gas Light and Coke Co. Project)	4.75	6/30/14	1,000,000	1,023,120
Chicago, SFMR (Collateralized: FNMA and GNMA)	4.70	10/1/17	150,000	150,226

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Chicago Metropolitan Water Reclamation District, GO (Capital Improvement)	7.25	12/1/12	8,500,000	10,178,835
DuPage, Cook and Will Counties Community College District Number 502, GO	5.25	6/1/16	5,980,000	6,494,579
Illinois, GO	5.00	1/1/17	7,500,000	8,165,775
Illinois Finance Authority, Gas Supply Revenue (Peoples Gas Light and Coke Co. Project) (Insured; AMBAC)	4.30	6/1/16	2,500,000	2,550,800
Illinois Health Facilities Authority, Revenue (Loyola University Health System)	5.75	7/1/11	2,500,000	2,655,400
Lake County Community Unitary School District (Waukegan) (Insured; FSA)	5.63	12/1/11	3,150,000	3,337,047
Regional Transportation Authority (Insured; FGIC)	7.75	6/1/09	1,000,000	1,105,660
Regional Transportation Authority (Insured; FGIC)	7.75	6/1/10	1,620,000	1,847,318
Regional Transportation Authority (Insured; FGIC)	7.75	6/1/12	1,890,000	2,274,029
Indiana−.5%				
Indiana Municipal Power Agency, Power Supply System Revenue (Insured; AMBAC)	5.13	1/1/20	4,045,000	4,284,302
Iowa−.4%				
Muscatine, Electric Revenue (Insured; AMBAC)	5.50	1/1/11	3,000,000	3,223,530
Kentucky−1.8%				
Kentucky Property and Buildings Commission, Revenue (Insured; FSA)	6.00	2/1/10	2,000,000 [b]	2,153,960
Kentucky Turnpike Authority, EDR (Revitalization's Projects) (Insured; AMBAC)	6.50	7/1/07	1,000,000	1,023,830
Kentucky Turnpike Authority, EDR (Revitalization's Projects) (Insured; AMBAC)	5.50	7/1/12	1,250,000	1,370,100
Louisville and Jefferson County Metropolitan Sewer District, Sewer and Drainage System Revenue (Insured; MBIA)	5.50	5/15/34	10,000,000	10,808,700
Louisiana−.6%				
Louisiana Citizens Property Insurance Corp., Assessment Revenue (Insured; AMBAC)	5.25	6/1/13	5,000,000	5,436,450
Maine−.2%				
Maine Municipal Bond Bank (Insured; FSA)	5.88	11/1/09	1,660,000 [b]	1,788,102
Massachusetts−4.8%				
Massachusetts, Consolidated Loan	5.75	9/1/09	500,000 [b]	535,070
Massachusetts, Consolidated Loan	5.25	11/1/12	3,000,000 [b]	3,249,330
Massachusetts, Consolidated Loan	5.00	8/1/14	3,000,000 [b]	3,235,950
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.50	7/1/16	5,000,000	5,669,800
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies of Greater Boston, Inc. Project)	4.75	2/1/15	4,135,000	4,288,450
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.00	7/1/23	7,500,000	8,338,725

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Housing Finance Agency, Housing Revenue	5.13	12/1/34	350,000	356,695
Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/12	2,000,000	2,157,400
Massachusetts Port Authority, Revenue	6.00	1/1/10	2,035,000 b	2,206,754
Massachusetts Port Authority, Revenue	5.75	7/1/10	1,325,000	1,421,420
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/17	4,000,000	4,324,480
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/17	2,500,000	2,730,200
Weston	5.63	3/1/10	650,000 b	699,816
Weston	5.63	3/1/10	665,000 b	715,966
Michigan−.9%				
Michigan Hospital Finance Authority, HR (Genesys Regional Medical Center Obligated Group)	5.50	10/1/08	1,505,000	1,562,611
Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue	5.00	10/1/21	5,000,000	5,253,600
Michigan Municipal Bond Authority, Drinking Water Revolving Fund Revenue	5.50	10/1/15	1,000,000	1,131,570
Minnesota−1.2%				
Minneapolis (Special School District Number 1) (Insured; FSA)	5.00	2/1/14	2,350,000	2,420,759
Minnesota, GO	5.00	8/1/13	2,500,000	2,706,500
Minnesota Housing Finance Agency, Residential Housing Finance Revenue	2.35	12/11/06	5,000,000	4,969,800
Mississippi−.8%				
Mississippi Higher Education Assistance Corp., Student Loan Revenue	6.05	9/1/07	30,000	30,040
Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health Care)	5.00	9/1/24	5,845,000	5,953,016
Mississippi University Educational Building Corp., Revenue (Insured; MBIA)	5.25	8/1/16	400,000	442,208
Missouri−.7%				
Missouri Environmental Improvement and Energy Resource Authority, Water Pollution Control Revenue (Revolving Fund Program)	5.50	7/1/14	1,250,000	1,394,975
Missouri Highways and Transportation Commission, State Road Revenue	5.50	2/1/10	2,000,000	2,123,400
Missouri Highways and Transportation Commission, State Road Revenue	5.50	2/1/11	2,000,000	2,154,260
Montana−.6%				
Montana Facility Finance Authority, Revenue (Providence Health and Services)	5.00	10/1/23	5,080,000	5,344,922
Nebraska−.3%				
Municipal Energy Agency of Nebraska, Power Supply System (Insured; FSA)	5.00	4/1/25	2,000,000	2,096,400

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Nevada−.2%				
Humboldt County, PCR (Sierra Pacific Power Company Project) (Insured; AMBAC)	6.55	10/1/13	2,000,000	2,040,140
New Hampshire−.2%				
Nashua, Capital Improvement	5.50	7/15/18	560,000	609,812
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.)	5.38	5/1/14	1,000,000	1,054,680
New Jersey−7.8%				
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/18	5,000,000	5,744,700
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/19	5,000,000	5,747,200
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/23	5,000,000	5,743,850
Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue	6.85	12/1/09	4,000,000	4,311,360
Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue	7.00	12/1/09	1,000,000	1,082,350
New Jersey	6.00	2/15/11	1,000,000	1,096,370
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.38	6/15/15	4,400,000	4,744,872
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	4,000,000	4,194,520
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	1,000,000	1,049,340
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/17	2,000,000	2,144,700
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/18	1,300,000	1,389,323
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	5,375,000 [b]	5,765,279

New Jersey Economic Development Authority,
  Transportation Sublease Revenue (New Jersey
  Transit Corp. Light Rail Transit System) (Insured; FSA)
	5.88	5/1/09	1,000,000 [b]	1,059,000

New Jersey Highway Authority, Senior Parkway Revenue (Garden State Parkway) (Insured; FGIC)	5.00	1/1/09	1,060,000	1,094,439
New Jersey Highway Authority, Senior Parkway Revenue (Garden State Parkway) (Insured; FGIC)	5.00	1/1/10	1,110,000	1,159,950
New Jersey Transit Corp., COP (Insured; AMBAC)	5.50	9/15/09	5,000,000	5,263,250
New Jersey Transit Corp., COP (Insured; AMBAC)	6.00	9/15/10	2,000,000 [b]	2,181,640
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/20	10,000,000	11,158,900
New Mexico−.4%				
New Mexico Finance Authority, Revenue (Public Project Revolving Fund) (Insured; AMBAC)	5.25	6/1/17	1,000,000	1,087,880
New Mexico Highway Commission, Tax Revenue	6.00	6/15/10	2,000,000 [b]	2,167,500

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—11.4%				
Greece Central School District (Insured; FGIC)	6.00	6/15/10	225,000	244,510
Greece Central School District (Insured; FGIC)	6.00	6/15/11	950,000	1,051,042
Greece Central School District (Insured; FGIC)	6.00	6/15/12	950,000	1,068,389
Greece Central School District (Insured; FGIC)	6.00	6/15/13	950,000	1,084,767
Greece Central School District (Insured; FGIC)	6.00	6/15/14	950,000	1,097,668
Greece Central School District (Insured; FGIC)	6.00	6/15/15	950,000	1,106,018
Long Island Power Authority, Electric System General Revenue	5.00	6/1/09	2,000,000	2,070,360
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.25	12/1/20	10,000,000	11,021,600
Metropolitan Transportation Authority, Commuter Facilities Revenue	5.50	7/1/11	1,000,000	1,042,550
Metropolitan Transportation Authority, State Service Contract Revenue	5.50	7/1/16	5,000,000	5,617,500
Metropolitan Transportation Authority, State Service Contract Revenue	5.75	1/1/18	1,500,000	1,729,095
Nassau County, General Improvement (Insured; AMBAC)	5.10	11/1/13	3,000,000 [b]	3,113,370
New York City	5.75	8/1/07	265,000 [b]	273,043
New York City	5.00	8/1/12	5,105,000	5,427,534
New York City	5.75	8/1/12	280,000	287,465
New York City	5.75	8/1/13	1,650,000	1,777,364
New York City (Insured; XLCA)	5.50	8/1/10	2,000,000	2,140,080
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/24	3,445,000	3,690,353
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/25	2,995,000	3,203,093
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; MBIA)	5.00	3/1/14	4,100,000	4,437,389
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.13	5/15/10	2,000,000 [b]	2,197,340
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.13	5/15/10	825,000 [b]	906,403
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.13	5/15/10	175,000 [b]	192,267
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/26	6,565,000	6,968,485
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.50/14.00	11/1/26	3,000,000 [c]	3,238,950
New York State, GO	5.00	4/15/14	10,000,000	10,838,200
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	200,000	228,100
New York State Power Authority, General Purpose Revenue	7.00	1/1/10	300,000 [b]	331,503
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FGIC)	5.50	4/1/07	500,000	505,870

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FGIC)	5.50	4/1/11	1,000,000 b	1,090,070
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FSA)	6.00	4/1/10	2,000,000 b	2,182,840
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FSA)	6.00	4/1/10	1,000,000 b	1,091,420
New York State Urban Development Corp., Revenue (Correctional Capital Facilities)	5.00	1/1/11	5,000,000	5,244,500
Orange County	5.50	11/15/07	250,000	256,033
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured)	5.50	6/1/19	5,000,000	5,437,950
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured) (Insured; MBIA)	5.50	6/1/18	2,000,000	2,169,280
North Carolina−1.7%				
Charlotte	5.00	4/1/13	1,000,000	1,081,080
Concord, COP (Insured; MBIA)	5.50	6/1/11	1,000,000	1,079,360
Durham County	5.50	4/1/10	1,000,000	1,066,250
Guilford County, Public Improvement	5.10	10/1/10	1,500,000 b	1,612,695
Mecklenburg County	5.50	4/1/11	1,195,000	1,292,990
Mecklenburg County, Public Improvement	4.75	4/1/08	1,000,000	1,019,290
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.38	1/1/16	1,500,000	1,597,455
Raleigh Durham Airport Authority, Revenue (Insured; FGIC)	5.25	11/1/13	2,465,000	2,635,233
Wake County	5.75	2/1/10	2,000,000 b	2,174,120
Wake County Industrial Facilities and Pollution Control Financing Authority, Revenue (Carolina Power and Light Co.)	5.38	2/1/17	1,000,000	1,060,100
Ohio−2.4%				
Akron, Sewer Systems Revenue (Insured; AMBAC)	6.00	12/1/14	500,000	540,545
Butler County Transportation Improvement District (Insured; FSA)	6.00	4/1/08	1,000,000 b	1,056,840
Columbus	6.00	6/15/08	3,000,000	3,126,930
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/15	2,265,000	2,542,734
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/17	3,900,000	4,375,722
Ohio, GO Infrastructure Improvements	5.63	2/1/09	1,000,000	1,047,500
Ohio Building Authority, State Facilities Receipts (Juvenile Correctional Building Fund Projects)	5.50	4/1/14	3,295,000	3,542,092
Ohio Building Authority, State Facilities Receipts (Sports Facilities Building Fund Projects)	5.50	4/1/14	1,945,000	2,090,856
Ohio Housing Finance Agency, MFHR (Uptown Towers Apartments Project) (Collateralized; GNMA)	4.75	10/20/15	1,000,000	1,014,990
Toledo-Lucas County Port Authority, Port Facilities Revenue (Cargill Inc. Project)	4.50	12/1/15	900,000	920,952

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oklahoma–.0%				
Oklahoma Housing Finance Agency, SFMR (Collateralized; FNMA)	6.80	9/1/16	80,000	82,278
Oregon–.6%				
Eagle Point School District Number 9, GO	5.63	6/15/11	1,500,000 b	1,631,400
Jackson County School District Number 6, GO (Central Point) (Insured; FGIC)	5.75	6/15/10	2,265,000 b	2,436,483
Portland, Urban Renewal and Redevelopment (Convention Center) (Insured; AMBAC)	5.75	6/15/18	1,150,000	1,243,668
Pennsylvania–2.6%				
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center)	5.25	6/15/15	1,620,000	1,752,613
Chester County	5.00	11/15/10	3,420,000	3,608,955
Pennsylvania, GO	5.00	1/1/16	10,000,000	10,914,500
Philadelphia School District (Insured; AMBAC)	5.00	4/1/17	2,165,000	2,330,687
Scranton-Lackawanna Health and Welfare Authority, Catholic Healthcare Revenue (Mercy Health) (Insured; MBIA)	5.10	1/1/07	100,000	100,499
State Public School Building Authority, College Revenue (Harrisburg Community College) (Insured; MBIA)	6.25	4/1/08	795,000	827,921
Swarthmore Borough Authority, Revenue (Swarthmore College)	5.00	9/15/11	1,000,000	1,063,830
Swarthmore Borough Authority, Revenue (Swarthmore College)	5.00	9/15/12	1,400,000	1,501,668
Rhode Island–.1%				
Rhode Island Health and Educational Building Corp., Higher Educational Revenue (Providence College) (Insured; XLCA)	4.50	11/1/17	795,000	816,918
Rhode Island Health and Educational Building Corp., Higher Educational Revenue (Providence College) (Insured; XLCA)	5.00	11/1/22	250,000	261,388
South Carolina–4.1%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.25	12/1/10	10,000,000	10,582,400
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.25	12/1/11	5,650,000	6,035,725
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	3,000,000 b	3,385,320
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/18	3,000,000	3,356,550
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/24	1,000,000	1,037,150
Horry County School District, GO (Insured; South Carolina State Department of Education)	5.38	3/1/17	5,030,000	5,413,437
Newberry Investing in Children's Education, Installment Purchase Revenue (School District of Newberry County, South Carolina Project)	5.25	12/1/20	1,000,000	1,056,170
South Carolina, GO State School Facilities	5.00	1/1/09	1,000,000	1,033,400
South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project)	3.30	11/1/07	1,000,000	988,960

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Carolina (continued)				
South Carolina Jobs and Economic Development Authority, Hospital Facilities Revenue (Georgetown Memorial Hospital) (Insured; Radian)	5.25	2/1/21	1,250,000	1,313,663
Tennessee−.9%				
Clarksville Natural Gas Acquisition Corporation, Gas Revenue	5.00	12/15/17	7,000,000	7,535,500
Shelby County Health Educational and Housing Facilities Board, Revenue (Saint Judes Children's Research Hospital)	5.00	7/1/09	200,000	204,672
Texas−3.5%				
Cypress-Fairbanks Independent School District, Tax Schoolhouse (Permanent School Fund Guaranteed)	5.25	2/15/26	10,000,000	10,772,100
Dallas/Fort Worth, International Airport, Joint Revenue (Insured; XLCA)	5.00	11/1/14	5,000,000	5,156,050
Dallas/Fort Worth, International Airport, Joint Revenue Improvement (Insured; FGIC)	5.50	11/1/31	1,000,000	1,065,250
Harris County, Toll Road Revenue (Insured; FGIC)	6.00	8/1/09	5,150,000	5,488,406
Laredo Independent School District (Permanent School Fund Guaranteed)	6.00	8/1/09	1,000,000 b	1,066,770
Lewisville Independent School District Building Bonds (Permanent School Fund Guaranteed)	7.50	8/15/07	600,000	622,404
Mission Consolidated Independent School District (Permanent School Fund Guaranteed)	5.88	2/15/08	1,690,000 b	1,745,466
San Antonio, Electric and Gas Revenue General Improvement	5.90	2/1/10	500,000 b	536,725
Texas Municipal Power Agency, Revenue (Insured; FGIC)	4.40	9/1/11	2,750,000	2,765,703
Utah−.6%				
Intermountain Power Agency, Power Supply Revenue (Insured; FSA)	6.25	7/1/09	750,000	802,515
Intermountain Power Agency, Power Supply Revenue (Insured; MBIA)	6.00	7/1/08	4,200,000	4,378,164
Vermont−.6%				
Burlington, Electric Revenue (Insured; MBIA)	6.25	7/1/11	2,000,000	2,230,740
Burlington, Electric Revenue (Insured; MBIA)	6.25	7/1/12	2,500,000	2,835,075
Virginia−1.1%				
Chesterfield County Industrial Development Authority, PCR (Virginia Electric and Power Company Project)	5.88	6/1/17	3,000,000	3,249,120
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Company)	5.25	12/1/08	3,000,000	3,037,410
Newport News Industrial Development Authority, IDR (Virginia Advanced Shipbuilding and Carrier Integration Center)	5.50	9/1/10	1,000,000	1,071,040
Virginia Commonwealth Transportation Board (Federal Highway Reimburesment Notes)	5.00	9/27/12	2,000,000	2,148,060
Washington−.3%				
Seattle Municipal Light and Power, Revenue	5.50	12/1/10	1,000,000	1,068,380
Washington Public Power Supply System, Revenue (Nuclear Project Number 1)	7.00	7/1/08	380,000	402,872
Washington Public Power Supply System, Revenue (Nuclear Project Number 1)	7.00	7/1/08	620,000	656,295

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
West Virginia–.6%				
Monongalia County Building Commission, HR (Monongalia General Hospital)	5.25	7/1/20	4,415,000	4,665,419
Wisconsin–.2%				
Kenosha, Waterworks Revenue (Insured; FGIC)	5.00	12/1/12	750,000	784,815
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group Inc.) (Insured; FSA)	5.75	11/15/07	500,000	512,450
U.S. Related–5.4%				
Puerto Rico Commonwealth	6.00	7/1/08	1,500,000	1,547,730
Puerto Rico Commonwealth	5.00	7/1/12	2,000,000	2,085,580
Puerto Rico Commonwealth (Insured; MBIA)	6.25	7/1/11	950,000	1,060,485
Puerto Rico Commonwealth (Insured; MBIA)	6.25	7/1/13	1,380,000	1,592,934
Puerto Rico Commonwealth Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.88	7/1/10	1,405,000 [b]	1,532,518
Puerto Rico Commonwealth Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.88	7/1/10	2,595,000 [b]	2,828,576
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/29	4,605,000	4,863,847
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.25	7/1/15	2,000,000	2,221,320
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/17	3,940,000	4,268,675
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/12	10,000,000	10,557,200
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/13	4,000,000	4,241,080
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	6.25	7/1/09	150,000	160,796
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/14	1,000,000	1,095,390
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/15	1,000,000	1,103,980
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/16	2,000,000	2,220,340
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.75	7/1/17	1,945,000	2,200,592
Puerto Rico Public Buildings Authority, Government Facility Revenue (Insured; AMBAC)	6.25	7/1/10	750,000	821,228
University of Puerto Rico, University Revenue (Insured; MBIA)	6.25	6/1/08	750,000	784,080
Total Long-Term Municipal Investments (cost $788,670,682)				**814,598,314**

Short-Term Municipal Investments–1.7%				
Alaska–.3%				
Valdez, Marine Terminal Revenue (BP Pipelines Project)	3.60	9/1/06	2,300,000 [d]	2,300,000
Massachusetts–.3%				
Massachusetts Health and Educational Facilities Authority, Revenue (Childrens Hospital Issue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.58	9/1/06	2,300,000 [d]	2,300,000

Mellon National Intermediate Municipal Bond Fund (continued)

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Missouri–.2%				
Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (Southwest Baptist University Project) (LOC; Bank of America)	3.62	9/1/06	2,250,000 [d]	2,250,000
Nebraska–.2%				
Lancaster County Hospital Authority HR (BryanLGH Medical Center Project) (Insured; AMBAC and LOC; U.S. Bancorp)	3.55	9/1/06	1,400,000 [d]	1,400,000
New Mexico–.3%				
Hurley, PCR (Kennecott Santa Fe Corp. Project)	3.55	9/1/06	2,200,000 [d]	2,200,000
Tennessee–.3%				
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.58	9/1/06	2,700,000 [d]	2,700,000
Wisconsin–.1%				
Wisconsin Health and Educational Facilities Authority, Revenue (Alverno College Project) (LOC; Allied Irish Banks)	3.60	9/1/06	900,000 [d]	900,000
Total Short-Term Municipal Investments (cost $14,050,000)				**14,050,000**
Total Investments (cost $802,720,682)			**99.0%**	**828,648,314**
Cash and Receivables (Net)			**1.0%**	**8,543,854**
Net Assets			**100.0%**	**837,192,168**

[a] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Subject to interest rate change on November 1, 2011.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	56.0
AA		Aa		AA	25.2
A		A		A	6.5
BBB		Baa		BBB	9.9
F1		MIG1/P1		SP1/A1	1.7
Not Rated[e]		Not Rated[e]		Not Rated[e]	.7
					100.0

† *Based on total investments.*

e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

August 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 8/31/2006 ($)
Financial Futures Sold Short				
U.S. Treasury 10 Year Note	148	(15,898,438)	September 2006	(320,281)
U.S. Treasury 30 Year Bond	98	(10,847,375)	September 2006	(310,078)
				(630,359)

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund

Long-Term Municipal Investments−103.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−4.9%				
Alabama	5.25	6/1/07	1,205,000	1,220,279
Alabama Water Pollution Control Authority, Revolving Fund Loan (Insured; AMBAC)	5.00	8/15/07	1,000,000	1,013,680
Jefferson County, Limited Obligation School Warrants	5.00	1/1/07	2,500,000	2,510,650
Jefferson County, Sewer Revenue Capital Improvement Warrants (Insured; FGIC)	5.13	2/1/09	3,000,000 a	3,133,470
Arizona−3.3%				
Chandler Industrial Development Authority, IDR (Intel Corp. Project)	4.38	12/1/10	5,200,000	5,272,592
California−6.7%				
Aqua Caliente Band, Cahuilla Indians Revenue	4.60	7/1/08	800,000	804,576
California Department of Water Resources, Power Supply Revenue	5.50	5/1/08	3,500,000	3,607,870
California Infrastructure and Economic Development Bank, Revenue (The J. Paul Getty Trust)	3.90	12/1/11	2,000,000	2,020,560
California Statewide Communities Development Authority, MFHR (Clara Park / Cypress Sunrise / Wysong Plaza Apartments) (Collateralized; GNMA)	4.55	1/20/16	1,335,000	1,344,692
California Statewide Communities Development Authority, Revenue (Kaiser Permanete)	2.63	5/1/08	2,000,000	1,954,860
Del Mar Race Track Authority, Revenue	5.00	8/15/09	1,080,000	1,114,214
Colorado−.6%				
Colorado Health Facilities Authority, Revenue (Evangelical Lutheran Hospital)	3.75	6/1/09	1,000,000	986,720
Connecticut−4.1%				
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.85	9/1/28	3,000,000	3,142,020
Mashantucket Western Pequot Tribe	6.50	9/1/06	2,970,000 b	2,970,000
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement	5.00	1/1/08	400,000	405,120
Florida−8.5%				
Escambia County Health Facilities Authority, Revenue (Ascension Health Credit)	5.00	11/15/06	1,000,000	1,002,770
Escambia County Health Facilities Authority, Revenue (Ascension Health Credit)	5.00	11/15/07	400,000	406,552
Florida, Preservation 2000 Revenue (Department of Environmental Protection) (Insured; FSA)	5.25	7/1/13	5,000,000	5,186,250
Florida, Turnpike Revenue (Department of Transportation) (Insured; MBIA)	5.50	7/1/08	4,840,000	5,007,125
Florida Board of Education, Public Education Capital Outlay	5.38	6/1/08	1,000,000	1,023,000
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.00	11/15/07	500,000	507,185
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.00	11/15/08	500,000	512,190

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois—3.7%				
Illinois, GO (Illinois Fund for Infrastructure, Roads, Schools and Transit) (Insured; FGIC)	6.00	1/1/17	5,575,000	5,974,226
Indiana—1.4%				
Indiana Health and Educational Facility Financing Authority, HR (Clarian Health Obligated Group)	5.00	2/15/07	1,230,000 c	1,237,171
Indiana Health and Educational Facility Financing Authority, HR (Clarian Health Obligated Group)	5.00	2/15/11	1,000,000 c	1,042,250
Kansas—3.1%				
The Unified Government of Wyandotte County/Kansas City, Tax Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B)	3.75	12/1/12	5,000,000	4,986,800
Kentucky—1.6%				
Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare Inc.)	6.25	10/1/12	1,000,000	1,072,130
Kentucky Property and Buildings Commission, Revenue (Project 69) (Insured; FSA)	5.25	8/1/14	1,450,000	1,547,991
Massachusetts—4.4%				
Massachusetts, Federal Highway, GAN (Insured; FSA)	5.75	6/15/12	2,000,000	2,162,740
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies of Greater Boston, Inc. Project)	3.50	2/1/08	975,000	970,983
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Insured; MBIA)	5.38	7/1/17	1,000,000	1,021,730
Massachusetts Health and Educational Facilities Authority, Revenue (Springfield College Issue) (Insured; Radian)	4.00	10/15/07	1,220,000	1,224,014
Massachusetts Housing Finance Agency, Housing Revenue	4.20	12/1/10	1,705,000	1,714,275
Michigan—1.4%				
Michigan Building Authority, Revenue (Facilities Program)	5.50	10/15/06	1,250,000	1,252,937
Michigan Hospital Finance Authority, HR (Oakwood Obligated Group)	5.00	11/1/07	1,000,000	1,013,840
Minnesota—1.2%				
Minnesota Housing Finance Agency, Residential Housing Finance Revenue	2.35	12/11/06	2,000,000	1,987,920
Mississippi—3.4%				
Mississippi Business Finance Corp., SWDR (Waste Management, Inc. Project)	4.40	3/1/11	1,000,000	1,008,000
Mississippi Hospital Equipment and Facilities Authority, Hospital Refunding and Improvement Revenue (South Central Regional Medical Center)	5.00	12/1/09	1,085,000 c	1,115,228
Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health Care)	3.70	10/1/07	3,290,000 c	3,284,736

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Missouri—1.2%				
Bi-State Development Agency of the Missouri-Illinois Metropolitan District, Subordinate Mass Transit Sales Tax Appropriation Revenue (Metrolink Cross County Extension Project)	3.95	10/1/09	1,000,000	1,005,170
Blue Springs Neighborhood Improvement District, Limited GO Temporary Notes (South Area Sewer Improvement Project)	4.13	3/1/09	1,000,000	1,001,570
Montana—2.9%				
Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue (Insured; MBIA)	5.75	5/15/10	350,000 [a]	382,127
Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue (Insured; MBIA)	5.75	5/15/24	3,900,000	4,231,422
Nevada—1.2%				
Clark County, PCR (Southern California Edison Co.)	3.25	3/2/09	2,000,000	1,943,840
New Hampshire—1.6%				
New Hampshire Health and Education Facilities Authority, Revenue (Center for Life Management Issue) (LOC; Ocean National Bank)	4.05	7/1/11	2,505,000	2,505,977
New Jersey—2.4%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.63	6/15/17	2,000,000	2,028,220
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	12/15/06	1,000,000	1,003,850
University of Medicine and Dentistry, COP (Insured; MBIA)	6.75	12/1/09	870,000	871,749
New Mexico—.6%				
Gallup, PCR (Tri-State Generation and Transmission Association, Inc. Project) (Insured; AMBAC)	5.00	8/15/07	1,000,000	1,012,740
New York—5.8%				
New York City	5.25	11/15/07	450,000	459,329
New York City	5.25	11/15/07	1,645,000	1,677,242
New York City (Insured; XLCA)	5.20	8/1/09	2,000,000	2,047,720
New York City Educational Construction Fund, Revenue	5.00	4/1/07	1,000,000	1,008,350
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association Project)	5.00	1/1/07	1,000,000	1,003,630
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/10	2,000,000	2,111,940
New York State Dormitory Authority, Revenue (Lutheran Medical Center) (Insured; MBIA)	4.00	8/1/07	1,000,000	1,003,510
North Carolina—3.9%				
Charlotte, GO	5.25	2/1/12	2,500,000	2,605,325
Charlotte, Water and Sewer System Revenue	5.75	6/1/10	2,000,000 [a]	2,168,280
Fayetteville Public Works Commission, Revenue (Insured; FSA)	3.38	1/15/07	790,000	788,207
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.00	1/1/07	655,000	657,594
Ohio—1.7%				
Cleveland, Waterworks Revenue (Insured; FSA)	5.00	1/1/08	1,565,000 [a]	1,609,884
Ohio Higher Education Capital Facilities, GO	5.25	2/1/08	1,025,000	1,049,047

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania—5.4%				
Lehigh County Industrial Development Authority, PCR (PPL Electric Utilities Corporation Project) (Insured; AMBAC)	3.13	11/1/08	1,250,000	1,235,000
Pennsylvania Higher Educational Facilities Authority, Health System Revenue (University of Pennsylvania)	5.00	8/15/07	1,000,000	1,012,450
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	7.00	7/1/07	440,000	452,126
Philadelphia, Gas Works Revenue (Insured; FSA)	5.00	8/1/07	915,000	927,179
Philadelphia, Gas Works Revenue (Insured; FSA)	5.00	8/1/07	640,000	648,115
Philadelphia Hospital and Higher Educational Facilities Authority, Revenue (Jefferson Health System)	5.50	5/15/07	1,495,000	1,513,433
Pittsburgh (Insured; MBIA)	5.00	9/1/06	2,500,000	2,500,000
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	5.50	12/1/09	400,000	418,536
South Carolina—3.1%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/07	1,000,000	1,016,600
South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project)	3.30	11/1/07	4,000,000	3,955,840
Tennessee—3.5%				
Shelby County Health, Educational and Housing Facilities Board, Revenue (Baptist Memorial Healthcare)	4.00	9/1/06	3,000,000	3,000,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.00	9/1/09	2,500,000	2,587,025
Texas—10.3%				
Conroe Independent School District, Schoolhouse	5.13	2/15/09	2,830,000 [a]	2,932,870
Grand Prairie Independent School District, Tax School Building (Permanent School Fund Guaranteed)	3.05	7/31/07	2,900,000	2,879,004
Hays Consolidated Independent School District (Permanent School Fund Guaranteed)	5.38	8/15/08	2,000,000 [a]	2,068,900
Montgomery County, Unlimited Tax Adjustable Rate Road Bonds (Insured; FSA)	5.00	9/1/08	2,000,000	2,049,480
North Central Texas Health Facilities Development Corp., Health Resources System Revenue (Insured; MBIA)	4.70	2/15/07	1,400,000	1,406,664
North Texas Thruway Authority, Dallas North Thruway System Revenue (Insured; AMBAC)	5.00	7/1/08	55,000 [a]	56,396
North Texas Thruway Authority, Dallas North Thruway System Revenue (Insured; AMBAC)	5.00	7/1/08	695,000	711,395
San Antonio, Electric and Gas Systems Junior Lein Revenue	3.55	12/1/07	2,000,000	1,997,420
Texas Turnpike Authority, Central Texas Turnpike System Revenue	5.00	6/1/07	2,500,000	2,526,375
Utah—1.9%				
Jordan School District (Local School Board Program)	5.25	6/15/07	3,000,000	3,039,750
Virginia—4.0%				
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Company)	5.25	12/1/08	2,000,000	2,024,940
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates Project—DETC Issue)	3.30	10/1/08	1,400,000	1,379,056

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia (continued)				
Rappahannock Regional Jail Authority, Regional Jail Facility GAN	4.25	12/1/09	3,000,000	3,039,510
Washington—2.9%				
Washington Higher Education Facilities Authority, Revenue (University of Puget Sound Project) (LOC; Bank of America)	5.00	4/1/08	2,500,000	2,546,750
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; AMBAC)	6.00	7/1/07	2,050,000	2,090,344
Wyoming—1.2%				
Uinta County, PCR (Amoco Project)	2.25	7/1/07	2,000,000	1,967,500
U.S. Related—1.9%				
Puerto Rico Electric Authority, Power Revenue	4.00	7/1/08	500,000	501,600
Puerto Rico Public Buildings Authority (Government Facilities)	4.50	7/1/07	2,500,000	2,511,200
Total Long-Term Municipal Investments (cost $167,414,374)				**166,935,527**

Short-Term Municipal Investments—.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska—.2%				
Valdez, Marine Terminal Revenue (BP Pipelines Project)	3.55	9/1/06	300,000 d	300,000
Indiana—.6%				
Indiana Health Facility Financing Authority, Revenue (Ascension Health Credit Group)	3.50	3/1/07	1,000,000	998,990
Wisconsin—.1%				
Wisconsin Health and Educational Facilities Authority, Revenue (Wisconsin Lutheran College Project) (LOC; U.S. Bank NA)	3.60	9/1/06	200,000 d	200,000
Total Short-Term Municipal Investments (cost $1,500,000)				**1,498,990**

Total Investments (cost $168,914,374)			**104.7%**	**168,434,517**
Liabilities, Less Cash and Receivables			**(4.7%)**	**(7,607,192)**
Net Assets			**100.0%**	**160,827,325**

[a] These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, this security amounted to $2,970,000 or 1.8% of net assets.

[c] Purchased on a delayed delivery basis.

[d] Securities payable on demand. Variable interest rate—subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	45.0
AA		Aa		AA	19.5
A		A		A	16.0
BBB		Baa		BBB	13.0
BB		Ba		BB	.2
F1		MIG1/P1		SP1/A1	3.3
Not Rated ᵉ		Not Rated ᵉ		Not Rated ᵉ	3.0
					100.0

† *Based on total investments.*

ᵉ *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund

Long-Term Municipal Investments−97.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−.6%				
Jefferson County, Limited Obligation School Warrants	5.50	1/1/21	3,500,000	3,792,460
Arizona−.2%				
University Medical Center Corp., HR	5.25	7/1/15	1,160,000	1,232,558
California−5.0%				
Agua Caliente Band, Cahuilla Indians Revenue	6.00	7/1/18	1,500,000	1,628,880
Alameda Corridor Transportation Authority, Revenue (Insured; AMBAC)	0/5.25	10/1/21	2,000,000 a	1,591,120
California	5.50	6/1/10	1,475,000 b	1,576,569
California	5.25	11/1/17	2,500,000	2,694,525
California	5.00	5/1/19	5,000,000	5,333,450
California	5.50	6/1/20	110,000	116,164
California	5.50	11/1/33	6,300,000	6,887,538
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Los Angeles County Securitization Corp.)	0/5.25	6/1/21	1,250,000 a	1,044,225
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	5.75	1/15/40	2,000,000	2,079,600
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.88	1/15/27	6,000,000 a	5,700,300
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.88	1/15/29	2,000,000 a	1,893,680
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; AMBAC)	5.00	6/1/21	1,910,000	2,007,448
Colorado−.7%				
Northwest Parkway Public Highway Authority (Insured; AMBAC)	0/5.70	6/15/21	5,000,000 a	4,403,900
Florida−.2%				
Miami-Dade County, Subordinate Special Obligation	0/5.00	10/1/35	1,500,000 a	1,359,030
Illinois−.6%				
Illinois Educational Facilities Authority (University of Chicago)	5.25	7/1/11	1,960,000	2,033,010
Illinois Finance Authority, Gas Supply Revenue (Peoples Gas Light and Coke Co. Project) (Insured; AMBAC)	4.30	6/1/16	2,000,000	2,040,640
Kentucky−.2%				
Kentucky Property and Buildings Commission, Revenue (Project Number 68)	5.75	10/1/10	1,500,000	1,619,625
Massachusetts−.5%				
Massachusetts Housing Finance Agency, Housing Revenue	5.13	12/1/34	350,000	356,696
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/32	3,000,000	3,106,200
Michigan−.3%				
Detroit City School District (Insured; FGIC)	5.25	5/1/17	2,000,000	2,216,700
Mississippi−.8%				
Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health)	5.00	10/1/08	5,000,000	5,095,800

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Missouri–.1%				
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.40	9/1/29	575,000	585,994
New Hampshire–.2%				
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.)	5.38	5/1/14	1,015,000	1,070,500
New Jersey–2.9%				
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/19	4,805,000	5,523,059
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/21	2,000,000	2,296,880
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/23	2,000,000	2,297,540
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	4,000,000	4,288,760
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/19	4,000,000	4,452,240
New York–1.5%				
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.25	12/1/20	2,000,000	2,204,320
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/26	2,040,000	2,178,210
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.50/14.00	11/1/26	4,000,000 [c]	4,318,600
New York State Dormitory Authority, Revenue (Mental Health Services Facilities)	6.00	2/15/07	20,000 [b]	20,620
New York State Dormitory Authority, Revenue (Schools Program)	5.25	7/1/11	1,200,000	1,257,540
North Carolina–.5%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.30	1/1/15	1,500,000	1,596,405
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/23	1,500,000	1,556,520
Ohio–.9%				
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/16	5,000,000	5,616,250
Pennsylvania–69.0%				
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center)	5.00	6/15/14	5,000,000	5,316,350
Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC)	5.38	3/1/11	2,500,000	2,684,125
Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC)	5.50	3/1/14	2,500,000	2,704,775
Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC)	5.50	3/1/16	1,360,000	1,472,567
Allegheny County Sanitary Authority, Sewer Revenue (Insured; MBIA)	5.00	12/1/18	2,560,000	2,757,376

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Athens Area School District (Insured; FGIC)	4.75	4/15/11	1,740,000	1,825,121
Blair County (Insured; AMBAC)	5.38	8/1/15	1,880,000	2,103,927
Blair County (Insured; AMBAC)	5.38	8/1/16	1,980,000	2,219,422
Carlisle Area School District (Insured; MBIA)	5.00	3/1/12	1,295,000	1,382,400
Central Dauphin School District, GO (Insured; MBIA)	6.75	2/1/24	5,000,000	6,107,250
Central Dauphin School District, GO (Insured; MBIA)	7.00	2/1/27	1,630,000	2,012,659
Central Dauphin School District, GO (Insured; MBIA)	7.50	2/1/30	3,100,000	3,926,088
Central York School District, GO (Insured; FGIC)	5.00	6/1/12	2,305,000	2,465,820
Central York School District, GO (Insured; FGIC)	5.50	6/1/12	80,000 [b]	87,674
Central York School District, GO (Insured; FGIC)	5.50	6/1/14	920,000	1,003,812
Chester County	5.00	8/15/18	4,545,000	4,905,146
Chichester School District, GO (Insured; FSA)	5.25	3/15/24	1,355,000	1,479,768
Coatesville Area School District (Insured; FSA)	5.25	8/15/14	1,485,000 [b]	1,635,891
Coatesville Area School District (Insured; FSA)	5.25	8/15/19	6,515,000	7,092,424
Conestoga Valley School District (Insured; FGIC)	5.00	5/1/10	2,070,000	2,171,161
Conestoga Valley School District (Insured; FGIC)	5.00	5/1/11	1,500,000	1,589,925
Cumberland County Municipal Authority, Revenue (Dickerson College) (Insured; AMBAC)	5.25	11/1/08	1,000,000	1,035,840
Cumberland County Municipal Authority, Revenue (Dickerson College) (Insured; AMBAC)	5.25	11/1/09	1,170,000	1,229,553
Delaware County Authority, Revenue (Haverford College)	5.88	11/15/21	1,500,000	1,632,210
Delaware County Authority, Revenue (Haverford College)	5.75	11/15/25	3,000,000	3,248,370
Delaware County Authority, University Revenue (Villanova University) (Insured; AMBAC)	5.00	8/1/20	2,095,000	2,257,048
Delaware County Regional Water Quality Control Authority, Sewer Revenue (Insured; FGIC)	4.75	5/1/10	1,945,000	2,023,481
Delaware River Joint Toll Bridge Commission, Bridge Revenue (Insured; MBIA)	5.25	7/1/17	1,485,000	1,635,252
Downingtown Area School District	5.25	2/1/08	300,000	307,248
Downingtown Area School District	5.38	2/1/09	5,020,000	5,235,559
Erie County (Insured; FGIC)	5.50	9/1/22	1,640,000	1,912,732
Erie County (Insured; MBIA)	5.38	9/1/16	2,445,000	2,682,899
Fleetwood Area School District (Insured; FGIC)	5.00	4/1/11	1,500,000	1,588,605
Harrisburg Authority, Resource Recovery Facility Revenue (Insured; FSA)	5.00	12/1/13	4,000,000	4,264,400
Harrisburg Authority, School Revenue (Harrisburg Project) (Insured; FGIC)	5.00	4/1/10	2,500,000	2,619,600
Kennett Consolidated School District (Insured; FGIC)	5.50	2/15/12	1,310,000 [b]	1,429,891
Lancaster County Solid Waste Management Authority, RRR (Insured; AMBAC)	5.25	12/15/08	3,940,000	4,056,466
Lancaster County Solid Waste Management Authority, RRR (Insured; AMBAC)	5.25	12/15/09	4,230,000	4,400,046
Lancaster County Solid Waste Management Authority, RRR (Insured; AMBAC)	5.25	12/15/10	2,000,000	2,099,600

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Lancaster County Vocational Technical School Authority, LR (Insured; FGIC)	5.25	2/15/09	1,000,000	1,040,220
Lancaster County Vocational Technical School Authority, LR (Insured; FGIC)	5.25	2/15/10	1,500,000	1,581,465
Lancaster Higher Education Authority, College Revenue (Franklin and Marshall College Project)	5.25	4/15/16	1,815,000	1,953,303
Lehigh County General Purpose Authority, Revenue (Good Shepherd Group)	5.25	11/1/14	3,255,000	3,373,026
Lehigh County Industrial Development Authority, PCR (People Electric Utilities Corp. Project) (Insured; FGIC)	4.75	2/15/27	2,000,000	2,038,320
Lower Merion School District	5.00	5/15/29	11,975,000	12,525,491
Montgomery County	5.00	9/15/10	1,165,000	1,228,516
Montgomery County	5.00	9/15/11	2,155,000	2,296,045
Muhlenberg School District (Insured; FGIC)	5.38	4/1/15	1,000,000	1,082,090
Neshaminy School District, GO (Insured; AMBAC)	5.00	5/1/18	2,000,000	2,169,280
Neshaminy School District, GO (Insured; AMBAC)	5.00	5/1/24	1,500,000	1,598,745
North Penn School District Authority, School Revenue	6.20	3/1/07	860,000	864,205
Northampton County Higher Education Authority, Revenue (Lehigh University)	5.50	11/15/11	2,500,000	2,722,275
Northwestern Lehigh School District (Insured; FSA)	5.00	3/15/09	1,190,000	1,232,257
Northwestern Lehigh School District (Insured; FSA)	5.00	3/15/10	1,245,000	1,303,889
Owen J. Roberts School District (Insured; FSA)	5.50	8/15/12	1,440,000 [b]	1,582,229
Parkland School District (Insured; FGIC)	5.25	9/1/11	2,220,000	2,386,034
Parkland School District (Insured; FGIC)	5.38	9/1/14	3,110,000	3,456,050
Parkland School District (Insured; FGIC)	5.38	9/1/16	1,490,000	1,671,214
Pennsylvania	5.25	10/15/09	10,000,000	10,496,300
Pennsylvania	6.00	1/15/10	2,500,000 [b]	2,712,225
Pennsylvania	5.25	10/15/10	10,000,000	10,633,900
Pennsylvania	5.25	2/1/11	7,850,000	8,375,322
Pennsylvania	5.00	1/1/15	11,195,000	12,167,174
Pennsylvania	5.00	1/1/18	5,000,000	5,416,400
Pennsylvania Economic Development Financing Authority, SWDR (Waste Management Inc. Project)	4.70	11/1/14	5,000,000	5,059,600
Pennsylvania Higher Educational Facilities Authority, College Revenue (Allegheny College Project) (Insured; MBIA)	6.10	11/1/08	1,315,000	1,317,643
Pennsylvania Higher Educational Facilities Authority, College Revenue (Lafayette College Project)	6.00	5/1/30	5,000,000	5,369,350
Pennsylvania Higher Educational Facilities Authority, Health Services Revenue (Allegheny Delaware Valley Obligated Group Project) (Insured; MBIA)	5.60	11/15/10	2,000,000	2,137,620
Pennsylvania Higher Educational Facilities Authority, Revenue (Bryn Mawr College) (Insured; AMBAC)	5.25	12/1/12	3,000,000	3,265,380
Pennsylvania Higher Educational Facilities Authority, Revenue (Drexel University) (Insured; MBIA)	5.30	5/1/07	875,000 [b]	902,318

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Pennsylvania Higher Educational Facilities Authority, Revenue (Drexel University) (Insured; MBIA)	5.30	5/1/10	3,035,000	3,127,325
Pennsylvania Higher Educational Facilities Authority, Revenue (La Salle University)	5.50	5/1/34	2,250,000	2,342,430
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.00	6/15/10	2,785,000	2,923,303
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.75	6/15/10	3,045,000	3,269,721
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.00	6/15/11	2,935,000	3,110,924
Pennsylvania Higher Educational Facilities Authority, Revenue (Temple University) (Insured; MBIA)	5.25	4/1/08	1,540,000 [b]	1,594,608
Pennsylvania Higher Educational Facilities Authority, Revenue (Temple University) (Insured; MBIA)	5.25	4/1/14	960,000	991,853
Pennsylvania Higher Educational Facilities Authority, Revenue (University of Scranton) (Insured; AMBAC)	5.75	5/1/11	1,690,000 [b]	1,843,570
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	5.00	1/15/10	1,630,000	1,682,111
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	5.13	1/15/11	1,550,000	1,615,069
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/22	2,500,000	2,725,400
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System) (Insured; FSA)	5.25	8/1/12	3,000,000	3,147,840
Pennsylvania Housing Finance Agency, SFMR	5.35	10/1/09	1,165,000	1,193,356
Pennsylvania Housing Finance Agency, SFMR	5.45	10/1/10	3,025,000	3,107,159
Pennsylvania Housing Finance Agency, SFMR	5.50	10/1/11	1,325,000	1,361,371
Pennsylvania Housing Finance Agency, SFMR	5.55	10/1/12	325,000	325,533
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	6.00	7/1/08	5,600,000	5,839,624
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	5.80	1/1/09	5,000,000	5,245,500
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	5.50	7/1/12	5,335,000	5,835,903
Pennsylvania Turnpike Commission, Oil Franchise Tax Subordinated Revenue (Insured; MBIA)	5.25	12/1/19	2,500,000	2,715,300
Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA)	5.25	7/15/24	5,000,000	5,706,050
Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA)	5.25	7/15/25	5,000,000	5,725,250
Pennsylvania Turnpike Commission, Turnpike Revenue	5.50	6/1/15	1,500,000	1,627,905
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; AMBAC)	5.00	12/1/29	5,000,000	5,256,550
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.00	6/1/11	3,000,000	3,185,340

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	12/1/11	2,510,000	2,737,130
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	12/1/12	2,000,000	2,206,980
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/11	690,000 [b]	736,554
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/11	720,000 [b]	768,578
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/13	540,000	574,058
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/14	570,000	605,756
Philadelphia (Insured; FSA)	5.25	3/15/11	3,500,000	3,662,680
Philadelphia (Insured; FSA)	5.25	3/15/12	235,000	245,758
Philadelphia (Insured; FSA)	5.25	3/15/13	2,000,000	2,090,180
Philadelphia (Insured; FSA)	5.25	3/15/14	1,000,000	1,045,090
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	5.63	6/15/09	5,000,000	5,272,500
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	5.25	12/15/12	10,000,000	10,871,400
Philadelphia, Water and Wastewater Revenue (Insured; FSA)	5.25	7/1/18	5,000,000	5,472,650
Philadelphia, Water and Wastewater Revenue (Insured; FSA)	5.00	7/1/23	1,690,000	1,789,456
Philadelphia Authority for Industrial Development, Industrial and Commercial Revenue (Girard Estates Facilities Leasing Project)	5.00	5/15/19	2,400,000	2,420,304
Philadelphia Hospital and Higher Education Facilities Authority, Revenue (Jefferson Health System)	5.50	5/15/08	1,000,000	1,028,420
Philadelphia Parking Authority, Airport Parking Revenue (Insured; AMBAC)	5.75	9/1/09	2,255,000	2,388,947
Philadelphia Parking Authority, Parking Revenue (Insured; AMBAC)	5.25	2/1/13	1,935,000	2,019,095
Philadelphia Parking Authority, Parking Revenue (Insured; AMBAC)	5.25	2/1/14	2,040,000	2,128,658
Philadelphia School District (Insured; AMBAC)	5.00	4/1/17	5,000,000	5,382,650
Philadelphia School District (Insured; FSA)	5.75	2/1/11	4,000,000	4,336,760
Philadelphia School District (Insured; FSA)	5.75	2/1/11	3,000,000 [b]	3,260,100
Philadelphia School District (Insured; FSA)	5.50	2/1/12	1,310,000 [b]	1,429,105
Philadelphia School District (Insured; FSA)	5.50	2/1/12	1,770,000 [b]	1,930,928
Philadelphia School District (Insured; MBIA)	5.00	10/1/08	10,000,000	10,285,400
Philadelphia School District (Insured; MBIA)	5.25	4/1/09	2,500,000 [b]	2,603,000
Pittsburgh School District (Insured; FSA)	5.50	9/1/16	4,000,000	4,513,400
Pittsburgh School District (Insured; FSA)	5.50	9/1/18	1,000,000	1,143,390
Saint Mary Hospital Authority, Health System Revenue (Catholic Health East Issue)	5.00	11/15/21	1,000,000	1,037,050
Scranton-Lackawanna Health and Welfare Authority, Revenue (Community Medical Center Project) (Insured; MBIA)	5.50	7/1/10	3,035,000	3,153,426
Scranton-Lackawanna Health and Welfare Authority, Revenue (Community Medical Center Project) (Insured; MBIA)	5.50	7/1/11	3,195,000	3,317,081
Springfield School District (Delaware County) (Insured; FSA)	4.75	3/15/11	780,000	817,612
Springfield School District (Delaware County) (Insured; FSA)	4.75	3/15/12	1,085,000	1,144,957
State Public School Building Authority, School LR (Richland School District Project) (Insured; FGIC)	5.00	11/15/14	1,265,000 [b]	1,373,410

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
State Public School Building Authority, School Revenue (Lease-Philadelphia School District Project) (Insured; FSA)	5.00	6/1/29	5,000,000	5,213,250
State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA)	5.25	4/1/13	195,000 b	212,570
State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA)	5.25	4/1/17	840,000	906,520
Susquehanna Area Regional Airport Authority, Airport System Revenue	5.38	1/1/18	6,000,000	5,992,980
Susquehanna Area Regional Airport Authority, Airport System Revenue (Insured; AMBAC)	5.50	1/1/20	4,370,000	4,671,486
Susquehanna Area Regional Airport Authority, Airport System Revenue (Insured; AMBAC)	5.00	1/1/33	2,400,000	2,482,056
Swarthmore Borough Authority, College Revenue	5.50	9/15/11	17,500,000	18,991,875
Swarthmore Borough Authority, College Revenue	5.25	9/15/17	1,000,000	1,076,170
Twin Valley School District, GO (Insured; FSA)	5.25	4/1/21	1,000,000	1,093,190
University Area Joint Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/11	1,430,000	1,522,993
Upper Darby School District, GO (Insured; FGIC)	5.00	5/1/18	2,870,000	3,091,822
Upper Darby School District, GO (Insured; FGIC)	5.00	5/1/19	3,000,000	3,218,190
Upper Merion Area School District (Insured; MBIA)	5.00	2/15/19	1,165,000	1,245,653
Upper Saint Clair Township School District	5.20	7/15/07	6,000,000 b	6,086,280
Warwick School District (Insured; FGIC)	5.25	2/15/11	1,000,000	1,066,920
Wilson Area School District (Insured; FGIC)	5.00	2/15/11	1,910,000	2,020,188
Wilson School District (Insured; FSA)	5.38	5/15/15	1,785,000	1,930,353
Wilson School District (Insured; FSA)	5.38	5/15/16	1,500,000	1,622,145
York County (Insured; AMBAC)	5.00	6/1/17	1,100,000	1,171,478
York County Solid Waste and Refuse Authority, Solid Waste System Revenue (Insured; FGIC)	5.50	12/1/14	1,000,000	1,119,970
South Carolina—.7%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	2,000,000 b	2,256,880
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/18	2,000,000	2,237,700
Texas—.3%				
Dallas/Fort Worth, International Airport, Joint Revenue Improvement (Insured; FGIC)	5.50	11/1/31	2,000,000	2,130,500
Virginia—1.8%				
Industrial Development Authority of the County of Charles City, Solid Waste Disposal Facility Revenue (USA Waste of Virginia, Inc. Project)	4.88	2/1/09	6,600,000	6,706,722
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Company)	5.25	12/1/08	5,000,000	5,062,350
U.S. Related—10.9%				
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	4,090,000	4,390,165
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/18	9,545,000	10,917,666

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/14	7,500,000	8,402,250
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/29	5,000,000	5,281,050
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.25	7/1/14	7,875,000	8,689,669
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.50	7/1/17	6,000,000	6,827,100
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/12	3,000,000	3,167,160
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/13	3,000,000	3,180,810
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FSA)	5.50	7/1/13	1,500,000	1,636,560
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	4,000,000	4,364,160
Puerto Rico Highway and Transportation Authority, Highway Revenue, Series Y (Insured; MBIA)	6.25	7/1/08	1,295,000	1,356,577
Puerto Rico Highway and Transportation Authority, Highway Revenue, Series Z (Insured; MBIA)	6.25	7/1/08	1,000,000	1,047,550
Puerto Rico Highway and Transportation Authority, Transportation Revenue	5.25	7/1/10	4,000,000	4,189,600
Puerto Rico Municipal Finance Agency (Insured; FSA)	5.50	8/1/09	7,090,000	7,464,636
Total Long-Term Municipal Investments (cost $615,405,709)				**636,970,575**

Short-Term Municipal Investments—.7%

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania;				
Delaware County Industrial Development Authority, PCR (PECO Energy Co. Project) (LOC; Wachovia Bank)	3.55	9/1/06	1,500,000 d	1,500,000
Philadelphia Authority for Industrial Development, Revenue (Fox Chase Cancer Center Obligated Group) (LOC; JPMorgan Chase Bank)	3.55	9/1/06	500,000 d	500,000
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Children's Hospital of Philadelphia Project) (Insured; MBIA)	3.55	9/1/06	1,300,000 d	1,300,000
Schuylkill County Industrial Development Authority, RRR, Refunding (Northeastern Power Co. Project) (LOC; Dexia Credit Locale)	3.44	9/1/06	1,000,000 d	1,000,000
Total Short-Term Municipal Investments (cost $4,300,000)				**4,300,000**
Total Investments (cost $619,705,709)			**98.6%**	**641,270,575**
Cash and Receivables (Net)			**1.4%**	**8,924,598**
Net Assets			**100.0%**	**650,195,173**

a *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

b *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Subject to interest rate change on November 1, 2011.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) †
AAA		Aaa		AAA	64.4
AA		Aa		AA	21.9
A		A		A	4.3
BBB		Baa		BBB	8.1
F1		MIG1/P1		SP1/A1	.5
Not Rated e		Not Rated e		Not Rated e	.8
					100.0

† *Based on total investments.*

e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

August 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 8/31/2006 ($)
Financial Futures Sold Short				
U.S. Treasury 10 Year Note	132	(14,179,688)	September 2006	(285,656)
U.S. Treasury 30 Year Bond	79	(8,744,312)	September 2006	(266,953)
				(552,609)

See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund

Long-Term Municipal Investments−96.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts−86.4%				
Ashland, GO (Insured; AMBAC)	5.25	5/15/21	1,305,000	1,429,380
Auburn (Insured; AMBAC)	5.13	6/1/20	1,225,000	1,317,426
Bellingham (Insured; AMBAC)	5.38	3/1/14	1,685,000	1,818,722
Boston	5.75	2/1/10	2,000,000	2,140,660
Boston Economic Development and Industrial Corp., Public Parking Facility	4.50	6/1/10	3,000,000	3,070,170
Boston Water and Sewer Commission, Revenue	9.25	1/1/11	100,000	119,589
Boston Water and Sewer Commission, Revenue	5.00	11/1/19	2,170,000	2,322,442
Boston Water and Sewer Commission, Revenue	5.00	11/1/23	3,920,000	4,158,336
Brockton (Municipal Purpose Loan) (Insured; AMBAC)	5.00	6/1/19	1,430,000	1,532,545
Burlington	5.25	2/1/12	200,000	216,134
Burlington	5.25	2/1/13	250,000	273,020
Cambridge (Municipal Purpose Loan)	5.00	12/15/11	510,000	545,246
Cohasset	5.00	6/15/22	895,000	950,338
Cohasset	5.00	6/15/23	895,000	948,494
Easton	6.00	9/15/06	105,000	105,092
Everett (Insured; FGIC)	5.38	12/15/17	1,250,000	1,386,912
Everett (Insured; MBIA)	6.13	12/15/09	1,000,000 a	1,087,460
Falmouth, GO Notes, BAN	4.50	7/20/07	2,500,000	2,519,900
Hingham (Municipal Purpose Loan)	5.38	4/1/17	1,645,000	1,777,192
Holden (Municipal Purpose Loan) (Insured; FGIC)	6.00	3/1/10	1,000,000 a	1,088,190
Hopedale (Insured; AMBAC)	5.00	11/15/19	650,000	701,447
Ipswich, GO (Insured; FGIC)	5.00	11/15/14	500,000	545,245
Lynn (Insured; MBIA)	5.25	2/15/08	1,500,000	1,537,440
Lynnfield (Municipal Purpose Loan)	5.00	7/1/20	505,000	538,471
Lynnfield (Municipal Purpose Loan)	5.00	7/1/21	525,000	558,710
Lynnfield (Municipal Purpose Loan)	5.00	7/1/22	585,000	621,750
Lynnfield (Municipal Purpose Loan)	5.00	7/1/23	585,000	620,545
Mansfield (Insured; AMBAC)	5.00	8/15/17	1,395,000	1,510,353
Marblehead	5.00	8/15/18	1,340,000	1,438,919
Marblehead	5.00	8/15/22	1,750,000	1,861,457
Mashpee (Insured; FGIC)	5.63	11/15/10	500,000 a	544,895
Massachusetts	6.50	8/1/08	595,000	624,637
Massachusetts (Insured; XLCA)	5.61	12/1/12	1,770,000 b	1,879,687
Massachusetts, Consolidated Loan	5.75	6/1/10	5,000,000 a	5,375,100
Massachusetts, Consolidated Loan	5.25	11/1/12	2,000,000 a	2,166,220
Massachusetts, Consolidated Loan	4.38	8/1/13	1,500,000	1,557,720
Massachusetts, Consolidated Loan	5.25	10/1/13	2,500,000 a	2,724,000
Massachusetts, Consolidated Loan	5.25	10/1/13	2,600,000 a	2,832,960
Massachusetts, Consolidated Loan	5.50	11/1/16	1,000,000	1,131,380
Massachusetts, Consolidated Loan	5.00	9/1/18	5,000,000	5,377,950
Massachusetts, Consolidated Loan	5.00	8/1/21	1,000,000	1,071,430

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts, Consolidated Loan	5.00	3/1/22	1,800,000	1,909,314
Massachusetts, Consolidated Loan	5.00	3/1/25	1,500,000	1,584,495
Massachusetts, Consolidated Loan (Insured; FGIC)	5.50	11/1/13	2,500,000	2,776,225
Massachusetts, Consolidated Loan (Insured; FGIC)	5.50	8/1/18	1,035,000	1,187,870
Massachusetts, Consolidated Loan (Insured; FSA)	5.50	3/1/12	2,000,000 [a]	2,180,280
Massachusetts, Consolidated Loan (Insured; FSA)	5.25	1/1/13	1,300,000 [a]	1,410,864
Massachusetts, Consolidated Loan (Insured; FSA)	5.25	1/1/13	5,000,000 [a]	5,426,400
Massachusetts, Consolidated Loan (Insured; MBIA)	5.50	2/1/07	5,000,000	5,040,150
Massachusetts, Consolidated Loan (Insured; MBIA)	5.00	8/1/12	420,000 [a]	449,270
Massachusetts, Consolidated Loan (Insured; MBIA)	5.00	8/1/12	1,580,000 [a]	1,690,110
Massachusetts, Consolidated Loan (Insured; MBIA)	5.50	11/1/17	2,500,000	2,856,250
Massachusetts, Federal Highway, GAN (Insured; FSA)	5.75	6/15/12	2,500,000	2,703,425
Massachusetts, Federal Highway, GAN (Insured; FSA)	5.13	12/15/12	1,500,000	1,560,540
Massachusetts, Federal Highway, GAN (Insured; MBIA)	5.13	6/15/15	1,500,000	1,561,050
Massachusetts, Special Obligation Revenue	5.38	6/1/11	6,350,000	6,828,219
Massachusetts, Special Obligation Revenue	5.50	6/1/13	1,000,000	1,105,830
Massachusetts, Special Obligation Revenue (Insured; FGIC)	5.38	6/1/12	5,000,000 [a]	5,436,650
Massachusetts Bay Transportation Authority, Assessment Revenue	5.75	7/1/10	1,835,000 [a]	1,976,699
Massachusetts Bay Transportation Authority, Assessment Revenue	5.75	7/1/11	165,000	177,220
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/14	1,045,000 [a]	1,150,117
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/14	1,000,000 [a]	1,100,590
Massachusetts Bay Transportation Authority, Assessment Revenue	5.00	7/1/31	5,000,000	5,249,050
Massachusetts Bay Transportation Authority, General Transportation System (Insured; FGIC)	5.50	3/1/09	2,000,000	2,092,280
Massachusetts Bay Transportation Authority, General Transportation System (Insured; FGIC)	5.25	3/1/15	1,000,000	1,102,580
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/12	6,000,000 [a]	6,426,720
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.50	7/1/16	2,500,000	2,834,900
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.25	7/1/21	2,000,000	2,261,960
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.25	7/1/22	2,430,000	2,745,390
Massachusetts Development Finance Agency, Education Revenue (Belmont Hill School Issue)	5.00	9/1/15	500,000	527,675
Massachusetts Development Finance Agency, Higher Education Revenue (Smith College Issue)	5.75	7/1/10	1,000,000 [a]	1,085,950
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies of Greater Boston, Inc. Project)	5.25	2/1/22	1,000,000	1,073,420
Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA)	4.75	3/1/20	530,000	537,081

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA)	5.25	3/1/26	1,000,000	1,053,900
Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA)	5.00	3/1/36	1,000,000	1,023,160
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.00	7/1/08	310,000	320,835
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.30	1/1/10	350,000	382,694
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.40	1/1/10	370,000 [a]	405,716
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.50	1/1/10	395,000 [a]	434,358
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.38	7/1/23	1,000,000	1,121,250
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty)	5.00	7/1/24	2,750,000	2,880,818
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty)	5.00	7/1/27	1,000,000	1,041,610
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty)	5.00	7/1/35	2,000,000	2,075,800
Massachusetts Development Finance Agency, Revenue (Milton Academy Issue)	5.00	9/1/19	1,000,000	1,066,060
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue)	5.85	7/1/09	1,000,000 [a]	1,067,540
Massachusetts Development Finance Agency, RRR (Waste Management Inc. Project)	6.90	12/1/09	1,000,000	1,078,710
Massachusetts Development Finance Agency, SWDR (Waste Management Inc. Project)	5.45	6/1/14	1,000,000	1,063,720
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	4.70	1/1/10	715,000	717,760
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	6.20	7/1/13	215,000	215,365
Massachusetts Health and Educational Facilities Authority, Revenue (Boston College Issue)	5.13	6/1/37	2,000,000	2,083,520
Massachusetts Health and Educational Facilities Authority, Revenue (Dartmouth-Hitchcock Obligated Group Issue) (Insured; FSA)	5.13	8/1/22	2,000,000	2,125,020
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	5.00	7/15/36	1,000,000	1,054,530
Massachusetts Health and Educational Facilities Authority, Revenue (Jordan Hospital Issue)	5.00	10/1/10	500,000	506,605

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.00	7/1/23	5,335,000	5,931,613
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue) (Insured; MBIA)	5.50	10/1/09	420,000	443,768
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare Systems)	5.25	7/1/13	1,595,000	1,668,849
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare Systems)	5.00	7/1/16	1,045,000	1,111,702
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare Systems)	5.13	7/1/19	1,000,000	1,034,650
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.50	8/15/14	1,000,000	1,117,940
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.50	2/15/36	1,000,000	1,063,160
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.25	7/1/25	2,000,000	2,088,200
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.00	7/1/33	1,000,000	1,014,560
Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue)	5.00	7/1/24	1,000,000	1,051,950
Massachusetts Health and Educational Facilities Authority, Revenue (Winchester Hospital Issue)	6.75	7/1/10	1,600,000 [a]	1,767,664
Massachusetts Housing Finance Agency, Housing	5.00	12/1/26	1,165,000	1,185,504
Massachusetts Housing Finance Agency, Housing Revenue	4.20	12/1/10	3,300,000	3,317,952
Massachusetts Housing Finance Agency, Housing Revenue	5.13	12/1/34	200,000	203,826
Massachusetts Housing Finance Agency, SFHR (Insured; MBIA)	6.00	6/1/14	370,000	373,482
Massachusetts Industrial Finance Agency, Education Revenue (Saint John's High School of Worcester County, Inc. Issue)	5.70	6/1/18	1,000,000	1,038,150
Massachusetts Industrial Finance Agency, Education Revenue (The Tabor Academy Issue)	5.40	12/1/18	775,000	814,432
Massachusetts Industrial Finance Agency, Education Revenue (The Tabor Academy Issue)	5.40	12/1/28	785,000	823,826
Massachusetts Industrial Finance Agency, Revenue (Babson College Issue) (Insured; MBIA)	5.75	10/1/07	555,000	567,876
Massachusetts Industrial Finance Agency, Revenue (Concord Academy Issue)	5.45	9/1/17	500,000	516,015
Massachusetts Industrial Finance Agency, Revenue (Concord Academy Issue)	5.50	9/1/27	1,250,000	1,291,050
Massachusetts Industrial Finance Agency, Revenue (Tufts University Issue) (Insured; MBIA)	5.50	2/15/07	710,000	716,340
Massachusetts Industrial Finance Agency, Revenue (Tufts University Issue) (Insured; MBIA)	5.50	2/15/11	500,000	539,055

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Industrial Finance Agency, Revenue (Wentworth Institute of Technology Inc. Issue)	5.55	10/1/08	500,000 a	527,475
Massachusetts Industrial Finance Agency, Revenue (Worcester Polytechnic Institute) (Insured; MBIA)	5.35	9/1/06	850,000	850,000
Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/12	2,000,000	2,157,400
Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 5 Issue) (Insured; MBIA)	5.00	7/1/11	120,000	126,922
Massachusetts Port Authority, Revenue	6.00	1/1/10	2,500,000 a	2,711,000
Massachusetts Port Authority, Revenue	5.75	7/1/11	3,500,000	3,810,660
Massachusetts Port Authority, Revenue (Insured; FSA)	5.50	7/1/14	1,265,000	1,325,201
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/15	1,900,000	2,070,164
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/17	4,000,000	4,324,480
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/18	1,100,000	1,185,448
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/21	2,000,000	2,134,520
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	2/1/09	500,000	519,680
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.63	8/1/10	975,000 a	1,055,906
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/11	335,000 a	358,216
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/12	3,910,000 a	4,173,925
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.63	8/1/13	25,000	26,959
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	2/1/14	965,000	1,030,659
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.50	8/1/14	30,000	31,774
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/17	1,500,000	1,638,120
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/18	75,000	79,299
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/32	2,000,000	2,070,800
Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (New Bedford Loan Program)	5.25	2/1/12	500,000	538,295
Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (South Essex Sewer District Loan Program)	6.38	2/1/15	195,000	195,423

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Water Resource Authority, General Revenue (Insured; FGIC)	5.30	11/1/06	1,000,000 a	1,012,800
Massachusetts Water Resource Authority, General Revenue (Insured; FSA)	5.50	8/1/11	1,100,000	1,192,444
Massachusetts Water Resource Authority, General Revenue (Insured; FSA)	5.25	8/1/18	500,000	562,050
Massachusetts Water Resource Authority, General Revenue (Insured; MBIA)	6.00	8/1/14	1,000,000	1,151,520
Massachusetts Water Resource Authority, General Revenue (Insured; MBIA)	5.25	8/1/19	1,500,000	1,667,160
Massachusetts Water Resource Authority, General Revenue (Insured; MBIA)	5.25	8/1/21	1,000,000	1,107,320
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA)	5.25	8/1/24	2,500,000	2,754,375
Massachusetts Water Resource Authority, Subordinated General Revenue (Insured; MBIA)	5.50	8/1/11	1,000,000	1,084,180
Mendon Upton Regional School District (Insured; FGIC)	6.00	6/1/07	600,000	610,860
Middleborough, GO	5.00	12/15/16	1,000,000	1,098,310
Middleborough, GO	5.00	12/15/18	1,275,000	1,391,165
Milton, GO, BAN	4.25	1/19/07	5,000,000	5,012,650
Milton School	5.00	3/1/23	500,000	529,265
Milton School	5.00	3/1/24	500,000	528,530
Milton School	5.00	3/1/25	500,000	527,795
Northampton (Insured; MBIA)	5.13	10/15/16	1,985,000	2,180,542
Northbridge (Insured; AMBAC)	5.25	2/15/17	1,000,000	1,080,760
Pembroke, GO (Insured; MBIA)	4.50	8/1/13	695,000	730,021
Pembroke, GO (Insured; MBIA)	5.00	8/1/20	960,000	1,037,510
Pittsfield (Insured; MBIA)	5.00	4/15/12	1,000,000	1,070,070
Pittsfield (Insured; MBIA)	5.50	4/15/14	500,000	550,880
Quabbin Regional School District (Insured; AMBAC)	6.00	6/15/08	780,000	813,002
Randolph (Insured; AMBAC)	5.00	9/1/17	1,045,000	1,133,417
Randolph (Insured; AMBAC)	5.00	9/1/24	490,000	523,104
Sandwich, GO (Insured; MBIA)	5.75	8/15/10	1,050,000 a	1,142,652
Somerville (Insured; FSA)	6.00	2/15/07	775,000	783,672
Springfield (Insured; FGIC)	5.50	8/1/14	1,500,000	1,636,935
Springfield Water and Sewer Commission, General Revenue (Insured; AMBAC)	5.00	7/15/22	1,175,000	1,257,626
Springfield Water and Sewer Commission, General Revenue (Insured; AMBAC)	5.00	7/15/23	1,235,000	1,318,745
University of Massachusetts Building Authority, Project Revenue (Insured; AMBAC)	5.50	11/1/10	1,000,000 a	1,073,740

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Uxbridge (Municipal Purpose Loan) (Insured; MBIA)	6.13	11/15/07	525,000	540,939
Westfield (Insured; FGIC)	6.50	5/1/10	735,000 a	814,593
Worcester (Insured; FGIC)	5.63	8/15/10	1,000,000 a	1,083,670
Worcester (Insured; FGIC)	5.00	4/1/18	625,000	672,031
Worcester (Insured; MBIA)	5.25	8/15/16	1,000,000	1,104,400
Worcester (Insured; MBIA)	5.25	8/15/17	1,000,000	1,104,690
Worcester (Municipal Purpose Loan) (Insured; MBIA)	6.25	7/1/10	755,000	826,136
U.S. Related—10.5%				
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.15	5/15/11	250,000 c	241,422
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.20	5/15/12	300,000 c	291,252
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.20	5/15/13	1,175,000 c	1,132,841
Puerto Rico Commonwealth	6.00	7/1/08	2,500,000	2,579,550
Puerto Rico Commonwealth (Insured; MBIA)	6.25	7/1/11	1,050,000	1,172,115
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/22	1,500,000	1,613,820
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/15	1,350,000	1,524,555
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/14	500,000	560,150
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/15	1,135,000	1,281,756
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/17	1,000,000	1,083,420
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/12	3,205,000	3,383,583
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/13	3,000,000	3,180,810
Puerto Rico Government Development Bank, Senior Notes	5.25	1/1/15	2,000,000	2,146,980
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FGIC)	5.50	7/1/16	3,265,000	3,708,093
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	6.25	7/1/09	1,000,000	1,071,970
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.25	7/1/15	1,905,000	2,079,955
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.25	7/1/16	1,550,000	1,688,446
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.25	7/1/18	2,500,000	2,712,325
Puerto Rico Public Buildings Authority, Revenue (Guaranteed Government Facilities) (Insured; MBIA)	4.00	7/1/26	1,050,000	1,053,444
Total Long-Term Municipal Investments (cost $293,211,620)				**299,635,045**

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Short-Term Municipal Investments−2.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts;				
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.60	9/1/06	1,600,000 d	1,600,000
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.)	3.60	9/1/06	400,000 d	400,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.55	9/1/06	500,000 d	500,000
North Andover, BAN	4.00	10/5/06	4,250,000	4,250,850
Total Short-Term Municipal Investments (cost $6,753,849)				**6,750,850**
Total Investments (cost $299,965,469)			**99.1%**	**306,385,895**
Cash and Receivables (Net)			**.9%**	**2,896,600**
Net Assets			**100.0%**	**309,282,495**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Variable rate security—interest rate subject to periodic change.

c   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

d   Securities payable on demand. Variable interest rate—subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	60.3
AA		Aa		AA	24.3
A		A		A	1.6
BBB		Baa		BBB	9.1
F1		MIG1/P1		SP1/A1	4.7
					100.0

† Based on total investments.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

August 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 8/31/2006 ($)
Financial Futures Sold Short				
U.S. Treasury 10 Year Note	45	(4,833,984)	September 2006	(97,383)
U.S. Treasury 30 Year Bond	31	(3,431,313)	September 2006	(92,812)
				(190,195)

See notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES

August 31, 2006

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Assets ($):				
Investments in securities–				
See Statement of Investments†	828,648,314	168,434,517	641,270,575	306,385,895
Cash	–	–	1,444,264	–
Cash on Initial Margin–Note 5	177,000	–	150,300	54,900
Interest receivable	9,452,063	1,672,204	7,749,678	3,318,894
Receivable for investment securites sold	–	4,626,847	–	–
Receivable for shares of Beneficial Interest subscribed	1,152,367	91,243	60,000	71,929
Prepaid expenses and other receivables	25,139	15,488	19,956	22,687
	839,454,883	**174,840,299**	**650,694,773**	**309,854,305**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates–Note 4(c)	263,671	69,942	353,715	88,220
Due to Administrator–Note 4(a)	92,077	–	–	34,036
Cash overdraft due to Custodian	1,629,177	219,576	–	372,210
Payable for investment securities purchased	–	13,125,806	–	–
Payable for shares of Beneficial Interest redeemed	113,588	565,158	33,291	3,300
Payable for futures variation margin–Note 5	80,687	–	68,812	24,984
Accrued expenses and other liabilities	83,515	32,492	43,782	49,060
	2,262,715	**14,012,974**	**499,600**	**571,810**
Net Assets ($)	**837,192,168**	**160,827,325**	**650,195,173**	**309,282,495**
Composition of Net Assets ($):				
Paid–in capital	811,621,304	162,161,949	627,203,812	302,922,259
Accumulated net realized gain (loss) on investments	273,591	(854,767)	1,979,104	130,005
Accumulated net unrealized appreciation (depreciation) on investments [including ($630,359), ($552,609) and ($190,195) net unrealized (depreciation) on financial futures for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively]	25,297,273	(479,857)	21,012,257	6,230,231
Net Assets ($)	**837,192,168**	**160,827,325**	**650,195,173**	**309,282,495**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	807,634,300	160,550,742	646,609,589	299,263,144
Shares Outstanding	62,055,827	12,748,502	51,075,272	23,779,420
Net Asset Value Per Share ($)	**13.01**	**12.59**	**12.66**	**12.58**
Investor Shares				
Net Assets ($)	27,083,760	276,583	3,585,584	9,854,344
Shares Outstanding	2,083,426	21,989	283,361	783,103
Net Asset Value Per Share ($)	**13.00**	**12.58**	**12.65**	**12.58**
Dreyfus Premier Shares				
Net Assets ($)	2,474,108	–	–	165,007
Shares Outstanding	190,251	–	–	13,083
Net Asset Value Per Share ($)	**13.00**	**–**	**–**	**12.61**
† Investments at cost ($)	**802,720,682**	**168,914,374**	**619,705,709**	**299,965,469**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2006

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Investment Income ($):				
Interest Income	**34,539,733**	**5,859,594**	**28,443,049**	**11,308,295**
Expenses:				
Investment advisory fee–Note 4(a)	2,757,699	644,586	3,181,645	936,421
Administration fee–Note 4(a)	1,036,239	242,386	837,138	351,770
Shareholder servicing costs–Note 4(c)	77,038	550	9,795	26,794
Custodian fees–Note 4(c)	59,775	10,854	48,779	20,538
Registration fees	43,524	23,262	24,251	45,479
Trustees' fees and expenses–Note 4(d)	31,026	8,664	22,304	11,604
Auditing fees	25,232	27,013	22,766	25,211
Distribution fees–Note 4(b)	17,989	–	–	933
Prospectus and shareholders'reports	14,264	–	6,005	5,550
Legal fees	10,132	2,583	9,516	3,798
Miscellaneous	70,802	20,003	49,734	39,413
Total Expenses	**4,143,720**	**979,901**	**4,211,933**	**1,467,511**
Less–reduction in investment advisory fee due to undertaking–Note 4(a)	–	–	–	(103,228)
Less–reduction in custody fees due to earnings credits–Note 2(b)	(1,727)	(1,910)	(2,896)	(5,632)
Net Expenses	**4,141,993**	**977,991**	**4,209,037**	**1,358,651**
Investment Income–Net	**30,397,740**	**4,881,603**	**24,234,012**	**9,949,644**
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):				
Net realized gain (loss) on investments	(1,598,964)	(577,270)	727,790	(378,864)
Net realized gain (loss) on financial futures	3,286,789	–	2,957,126	990,704
Net Realized Gain (Loss)	**1,687,825**	**(577,270)**	**3,684,916**	**611,840**
Net unrealized (depreciation) on investments [including ($259,587), ($214,522) and ($79,197) (depreciation) on financial futures for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively]	(10,915,472)	(163,129)	(12,734,195)	(2,761,304)
Net Realized and Unrealized Gain (Loss) on Investments	**(9,227,647)**	**(740,399)**	**(9,049,279)**	**(2,149,464)**
Net Increase in Net Assets Resulting from Operations	**21,170,093**	**4,141,204**	**15,184,733**	**7,800,180**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Year Ended August 31,		Year Ended August 31,	
	2006	2005	2006	2005
Operations ($):				
Investment income—net	30,397,740	27,224,428	4,881,603	4,875,200
Net realized gain (loss) on investments	1,687,825	1,299,206	(577,270)	(306,685)
Net unrealized appreciation (depreciation) on investments	(10,915,472)	(3,147,194)	(163,129)	(2,585,470)
Net Increase (Decrease) in Net Assets Resulting from Operations	**21,170,093**	**25,376,440**	**4,141,204**	**1,983,045**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(29,193,086)	(25,973,923)	(4,843,663)	(4,857,538)
Investor Shares	(969,918)	(1,015,149)	(5,384)	(3,058)
Dreyfus Premier Shares	(111,677)	(160,871)	–	–
Net realized gain on investments:				
Class M Shares	(4,125,830)	(2,952,454)	–	(33,941)
Investor Shares	(156,620)	(130,078)	–	(25)
Dreyfus Premier Shares	(24,763)	(24,499)	–	–
Total Dividends	**(34,581,894)**	**(30,256,974)**	**(4,849,047)**	**(4,894,562)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	253,612,779	168,322,003	70,999,600	80,462,689
Investor Shares	4,013,414	997,977	276,545	81,778
Dreyfus Premier Shares	15,100	35,306	–	–
Dividends reinvested:				
Class M Shares	4,736,447	3,261,425	456,461	497,679
Investor Shares	763,970	746,936	4,053	2,181
Dreyfus Premier Shares	78,305	97,238	–	–
Cost of shares redeemed:				
Class M Shares	(170,610,911)	(81,034,937)	(117,260,641)	(92,587,933)
Investor Shares	(4,601,716)	(4,288,210)	(153,908)	(26,291)
Dreyfus Premier Shares	(2,180,122)	(1,381,659)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**85,827,266**	**86,756,079**	**(45,677,890)**	**(11,569,897)**
Total Increase (Decrease) in Net Assets	**72,415,465**	**81,875,545**	**(46,385,733)**	**(14,481,414)**
Net Assets ($):				
Beginning of Period	764,776,703	682,901,158	207,213,058	221,694,472
End of Period	**837,192,168**	**764,776,703**	**160,827,325**	**207,213,058**

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Year Ended August 31,		Year Ended August 31,	
	2006	2005	2006	2005
Capital Share Transactions:				
Class M Shares				
Shares sold	19,566,754	12,696,418	5,642,030	6,343,090
Shares issued for dividends reinvested	365,740	245,554	36,272	39,257
Shares redeemed	(13,177,915)	(6,108,084)	(9,320,074)	(7,297,105)
Net Increase (Decrease) in Shares Outstanding	**6,754,579**	**6,833,888**	**(3,641,772)**	**(914,758)**
Investor Shares[a]				
Shares sold	309,430	75,443	22,072	6,417
Shares issued for dividends reinvested	59,090	56,350	323	172
Shares redeemed	(356,184)	(323,572)	(12,266)	(2,078)
Net Increase (Decrease) in Shares Outstanding	**12,336**	**(191,779)**	**10,129**	**4,511**
Dreyfus Premier Shares[a]				
Shares sold	1,157	2,666	–	–
Shares issued for dividends reinvested	6,048	7,333	–	–
Shares redeemed	(168,678)	(104,164)	–	–
Net Increase (Decrease) in Shares Outstanding	**(161,473)**	**(94,165)**	**–**	**–**

[a] *During the period ended August 31, 2006, 92,784 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $1,204,073 were automatically converted to 92,790 Investor shares and during the year ended August 31, 2005 38,734 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $512,908 were automatically converted to 38,734 Investor shares.*

See notes to financial statements.

| | Mellon Pennsylvania Intermediate Municipal Bond Fund | |
| | Year Ended August 31, | |
	2006	2005
Operations ($):		
Investment income—net	24,234,012	25,385,441
Net realized gain (loss) on investments	3,684,916	217,161
Net unrealized appreciation (depreciation) on investments	(12,734,195)	(6,966,166)
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,184,733**	**18,636,436**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(24,062,515)	(25,226,961)
Investor Shares	(137,117)	(124,901)
Net realized gain on investments:		
Class M Shares	(3,859,415)	(4,276,843)
Investor Shares	(24,946)	(19,443)
Total Dividends	**(28,083,993)**	**(29,648,148)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	89,637,673	65,423,035
Investor Shares	3,333,794	2,366,668
Dividends reinvested:		
Class M Shares	2,554,279	2,624,841
Investor Shares	82,443	39,408
Cost of shares redeemed:		
Class M Shares	(89,704,159)	(81,478,309)
Investor Shares	(4,271,962)	(538,227)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,632,068**	**(11,562,584)**
Total Increase (Decrease) in Net Assets	**(11,267,192)**	**(22,574,296)**
Net Assets ($):		
Beginning of Period	661,462,365	684,036,661
End of Period	**650,195,173**	**661,462,365**
Capital Share Transactions:		
Class M Shares		
Shares sold	7,109,004	5,044,489
Shares issued for dividends reinvested	202,020	201,687
Shares redeemed	(7,095,924)	(6,277,254)
Net Increase (Decrease) in Shares Outstanding	**215,100**	**(1,031,078)**
Investor Shares		
Shares sold	263,887	183,045
Shares issued for dividends reinvested	6,543	3,043
Shares redeemed	(340,339)	(41,670)
Net Increase (Decrease) in Shares Outstanding	**(69,909)**	**144,418**

See notes to financial statements.

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Year Ended August 31,	
	2006	2005
Operations ($):		
Investment income–net	9,949,644	8,070,447
Net realized gain (loss) on investments	611,840	122,151
Net unrealized appreciation (depreciation) on investments	(2,761,304)	(929,112)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,800,180**	**7,263,486**
Dividends to Shareholders from ($):		
Investment income–net:		
Class M Shares	(9,591,937)	(7,684,432)
Investor Shares	(350,640)	(375,565)
Dreyfus Premier Shares	(5,578)	(9,056)
Net realized gain on investments:		
Class M Shares	(520,934)	–
Investor Shares	(22,961)	–
Dreyfus Premier Shares	(438)	–
Total Dividends	**(10,492,488)**	**(8,069,053)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	141,468,644	70,762,479
Investor Shares	487,809	268,171
Dreyfus Premier Shares	200	1,201
Dividends reinvested:		
Class M Shares	2,036,396	1,658,306
Investor Shares	206,244	201,526
Dreyfus Premier Shares	4,264	4,311
Cost of shares redeemed:		
Class M Shares	(69,932,774)	(40,564,487)
Investor Shares	(1,069,567)	(1,750,485)
Dreyfus Premier Shares	(38,357)	(456,127)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**73,162,859**	**30,124,895**
Total Increase (Decrease) in Net Assets	**70,470,551**	**29,319,328**
Net Assets ($):		
Beginning of Period	238,811,944	209,492,616
End of Period	**309,282,495**	**238,811,944**

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Year Ended August 31,	
	2006	2005
Capital Share Transactions:		
Class M Shares		
Shares sold	11,309,173	5,549,494
Shares issued for dividends reinvested	162,754	130,029
Shares redeemed	(5,587,614)	(3,179,864)
Net Increase (Decrease) in Shares Outstanding	**5,884,313**	**2,499,659**
Investor Shares [a]		
Shares sold	38,972	20,985
Shares issued for dividends reinvested	16,462	15,802
Shares redeemed	(85,555)	(137,234)
Net Increase (Decrease) in Shares Outstanding	**(30,121)**	**(100,447)**
Dreyfus Premier Shares [a]		
Shares sold	16	95
Shares issued for dividends reinvested	340	337
Shares redeemed	(3,080)	(35,661)
Net Increase (Decrease) in Shares Outstanding	**(2,724)**	**(35,229)**

[a] *During the period ended August 31, 2006, 1,947 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $24,171 were automatically converted to 1,952 Investor shares and during the period ended August 31, 2005, 6,911 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $88,499 were automatically converted to 6,927 Investor shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

| | Class M Shares | | | | |
| | Year Ended August 31, | | | | |
Mellon National Intermediate Municipal Bond Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	13.25	13.34	13.09	13.25	13.24
Investment Operations:					
Investment income−net[b]	.50	.50	.51	.50	.52
Net realized and unrealized gain (loss) on investments	(.16)	(.03)	.29	(.14)	.14
Total from Investment Operations	.34	.47	.80	.36	.66
Distributions:					
Dividends from investment income−net	(.50)	(.50)	(.51)	(.50)	(.52)
Dividends from net realized gain on investments	(.08)	(.06)	(.04)	(.02)	(.13)
Total Distributions	(.58)	(.56)	(.55)	(.52)	(.65)
Net asset value, end of period	13.01	13.25	13.34	13.09	13.25
Total Return (%)	2.64	3.62	6.22	2.77	5.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.51	.52	.52	.53	.53
Ratio of net expenses to average net assets	.51	.52	.52	.52	.52
Ratio of net investment income to average net assets	3.87	3.80	3.84	3.77	4.04
Portfolio Turnover Rate	28.19	42.72	53.26	50.68	60.12
Net Assets, end of period ($ x 1,000)	807,634	732,711	646,793	625,558	555,158

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

| | Investor Shares | | | | |
| | Year Ended August 31, | | | | |
Mellon National Intermediate Municipal Bond Fund	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.23	13.33	13.08	13.24	13.23
Investment Operations:					
Investment income−net[a]	.47	.47	.48	.50	.50
Net realized and unrealized gain (loss) on investments	(.15)	(.04)	.29	(.18)	.13
Total from Investment Operations	.32	.43	.77	.32	.63
Distributions:					
Dividends from investment income−net	(.47)	(.47)	(.48)	(.46)	(.49)
Dividends from net realized gain on investments	(.08)	(.06)	(.04)	(.02)	(.13)
Total Distributions	(.55)	(.53)	(.52)	(.48)	(.62)
Net asset value, end of period	13.00	13.23	13.33	13.08	13.24
Total Return (%)	2.47	3.28	6.04	2.36	4.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.76	.77	.77	.79	.84
Ratio of net expenses to average net assets	.76	.77	.77	.77	.77
Ratio of net investment income to average net assets	3.62	3.56	3.60	3.52	3.74
Portfolio Turnover Rate	28.19	42.72	53.26	50.68	60.12
Net Assets, end of period ($ x 1,000)	27,084	27,409	30,164	34,673	909

[a] *Based on average shares outstanding at each month end.*

See notes to financial statements.

	Dreyfus Premier Shares			
	Year Ended August 31,			
Mellon National Intermediate Municipal Bond Fund	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.24	13.33	13.08	13.37
Investment Operations:				
Investment income—net [b]	.40	.40	.41	.36
Net realized and unrealized gain (loss) on investments	(.16)	(.03)	.29	(.28)
Total from Investment Operations	.24	.37	.70	.08
Distributions:				
Dividends from investment income—net	(.40)	(.40)	(.41)	(.35)
Dividends from net realized gain on investments	(.08)	(.06)	(.04)	(.02)
Total Distributions	(.48)	(.46)	(.45)	(.37)
Net asset value, end of period	13.00	13.24	13.33	13.08
Total Return (%)	1.88	2.85	5.43	.58[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.26	1.27	1.27	1.29[d]
Ratio of net expenses to average net assets	1.26	1.27	1.27	1.27[d]
Ratio of net investment income to average net assets	3.12	3.06	3.09	3.03[d]
Portfolio Turnover Rate	28.19	42.72	53.26	50.68[c]
Net Assets, end of period ($ x 1,000)	2,474	4,656	5,945	7,856

[a] From close of business on October 11, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

See notes to financial statements.

| | Class M Shares | | | | |
| | Year Ended August 31, | | | | |
Mellon National Short-Term Municipal Bond Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	12.63	12.81	12.86	12.91	12.90
Investment Operations:					
Investment income–net[b]	.33	.29	.29	.34	.46
Net realized and unrealized					
gain (loss) on investments	(.04)	(.18)	(.05)	(.03)	.10
Total from Investment Operations	.29	.11	.24	.31	.56
Distributions:					
Dividends from investment income–net	(.33)	(.29)	(.29)	(.35)	(.46)
Dividends from net realized gain on investments	–	–	–	(.01)	(.09)
Total Distributions	(.33)	(.29)	(.29)	(.36)	(.55)
Net asset value, end of period	12.59	12.63	12.81	12.86	12.91
Total Return (%)	2.36	.91	2.00	2.35	4.43
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.53	.54	.53	.55	.57
Ratio of net expenses to average net assets	.53	.53	.53	.52	.52
Ratio of net investment income					
to average net assets	2.65	2.31	2.28	2.66	3.56
Portfolio Turnover Rate	49.94	40.92	28.12	22.15	50.86
Net Assets, end of period ($ x 1,000)	160,551	207,063	221,600	210,574	138,670

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.62	12.79	12.84	12.91	12.90
Investment Operations:					
Investment income–net [a]	.31	.27	.29	.29	.42
Net realized and unrealized gain (loss) on investments	(.05)	(.18)	(.07)	(.04)	.10
Total from Investment Operations	.26	.09	.22	.25	.52
Distributions:					
Dividends from investment income–net	(.30)	(.26)	(.27)	(.31)	(.42)
Dividends from net realized gain on investments	–	–	–	(.01)	(.09)
Total Distributions	(.30)	(.26)	(.27)	(.32)	(.51)
Net asset value, end of period	12.58	12.62	12.79	12.84	12.91
Total Return (%)	2.10	.73	1.72	2.01	4.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79	.79	.79	.81	.72
Ratio of net expenses to average net assets	.79	.78	.79	.76	.67
Ratio of net investment income to average net assets	2.47	2.06	2.08	2.44	4.15
Portfolio Turnover Rate	49.94	40.92	28.12	22.15	50.86
Net Assets, end of period ($ x 1,000)	277	150	94	33	1

[a] *Based on average shares outstanding at each month end.*

See notes to financial statements.

	Class M Shares				
	Year Ended August 31,				
Mellon Pennsylvania Intermediate Municipal Bond Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	12.92	13.13	12.95	13.15	13.16
Investment Operations:					
Investment income—net[b]	.48	.49	.50	.51	.53
Net realized and unrealized gain (loss) on investments	(.18)	(.13)	.21	(.20)	.11
Total from Investment Operations	.30	.36	.71	.31	.64
Distributions:					
Dividends from investment income—net	(.48)	(.49)	(.50)	(.51)	(.53)
Dividends from net realized gain on investments	(.08)	(.08)	(.03)	—	(.12)
Total Distributions	(.56)	(.57)	(.53)	(.51)	(.65)
Net asset value, end of period	12.66	12.92	13.13	12.95	13.15
Total Return (%)	2.41	2.84	5.60	2.35	5.03
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.66	.66	.66	.67	.68
Ratio of net expenses to average net assets	.66	.66	.66	.67	.67
Ratio of net investment income to average net assets	3.81	3.78	3.82	3.88	4.09
Portfolio Turnover Rate	13.80	23.88	18.87	17.58	34.50
Net Assets, end of period ($ x 1,000)	646,610	656,901	681,295	740,587	837,441

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.91	13.13	12.95	13.14	13.16
Investment Operations:					
Investment income—net[a]	.46	.45	.47	.48	.54
Net realized and unrealized gain (loss) on investments	(.19)	(.13)	.21	(.20)	.06
Total from Investment Operations	.27	.32	.68	.28	.60
Distributions:					
Dividends from investment income—net	(.45)	(.46)	(.47)	(.47)	(.50)
Dividends from net realized gain on investments	(.08)	(.08)	(.03)	–	(.12)
Total Distributions	(.53)	(.54)	(.50)	(.47)	(.62)
Net asset value, end of period	12.65	12.91	13.13	12.95	13.14
Total Return (%)	2.15	2.50	5.41	2.09	4.69
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.91	.92	.93	.94
Ratio of net expenses to average net assets	.91	.91	.92	.92	.92
Ratio of net investment income to average net assets	3.57	3.50	3.56	3.59	3.84
Portfolio Turnover Rate	13.80	23.88	18.87	17.58	34.50
Net Assets, end of period ($ x 1,000)	3,586	4,561	2,741	2,944	963

[a] *Based on average shares outstanding at each month end.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class M shares, Investor shares and Dreyfus Premier shares represents the financial highlights of the Class A shares, Class R shares and Class B shares, respectively, of the fund's predecessor, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the Premier Massachusetts Fund) before the fund commenced operations as of the close of business on September 6, 2002, and represents the performance of the fund's Investor shares, Class M shares and Dreyfus Premier shares thereafter. Before the fund commenced operations, substantially all of the assets of the Premier Massachusetts Fund were transferred to the fund in a tax-free reorganization. Total return for the periods before the fund commenced operations shows how much an investment in the Premier Massachusetts Fund's Class A shares, Class R shares and Class B shares would have increased (or decreased) during those periods, assuming all dividends and distributions were reinvested. Total return for the period since the fund commenced operations also reflects how much an investment in the fund's Investor shares, Class M shares and Dreyfus Premier shares would have increased (or decreased), assuming all dividends and distributions were reinvested.

Mellon Massachusetts	Class M Shares					
	Year Ended August 31,				Two Months Ended	Year Ended
Intermediate Municipal Bond Fund	2006	2005	2004	2003[a]	August 31, 2002[b]	June 30, 2002
Per Share Data ($):						
Net asset value, beginning of period	12.75	12.81	12.59	12.79	12.62	12.38
Investment Operations:						
Investment income−net[c]	.47	.47	.48	.50	.09	.52
Net realized and unrealized gain (loss) on investments	(.14)	(.06)	.22	(.21)	.17	.24
Total from Investment Operations	.33	.41	.70	.29	.26	.76
Distributions:						
Dividends from investment income−net	(.47)	(.47)	(.48)	(.49)	(.09)	(.52)
Dividends from net realized gain on investments	(.03)	−	−	−	−	−
Total Distributions	(.50)	(.47)	(.48)	(.49)	(.09)	(.52)
Net asset value, end of period	12.58	12.75	12.81	12.59	12.79	12.62
Total Return (%)	2.65	3.25	5.72	2.23	2.10[d]	6.19
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.54	.54	.55	.58	.50[e]	.50
Ratio of net expenses to average net assets	.50	.50	.50	.50	.50[e]	.50
Ratio of net investment income to average net assets	3.73	3.67	3.74	3.93	3.94[e]	4.18
Portfolio Turnover Rate	20.57	32.16	27.26	15.54	4.48[d]	11.45
Net Assets, end of period ($ x 1,000)	299,263	228,239	197,140	173,311	170,030	162,413

[a] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.
[b] The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.
[c] Based on average shares outstanding at each month end.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Mellon Massachusetts	Investor Shares					
	Year Ended August 31,				Two Months Ended	Year Ended
Intermediate Municipal Bond Fund	2006	2005	2004	2003	August 31, 2002[a]	June 30, 2002
Per Share Data ($):						
Net asset value, beginning of period	12.75	12.80	12.59	12.79	12.61	12.38
Investment Operations:						
Investment income–net[b]	.44	.44	.45	.47	.08	.49
Net realized and unrealized gain (loss) on investments	(.14)	(.05)	.21	(.20)	.18	.23
Total from Investment Operations	.30	.39	.66	.27	.26	.72
Distributions:						
Dividends from investment income–net	(.44)	(.44)	(.45)	(.47)	(.08)	(.49)
Dividends from net realized gain on investments	(.03)	–	–	–	–	–
Total Distributions	(.47)	(.44)	(.45)	(.47)	(.08)	(.49)
Net asset value, end of period	12.58	12.75	12.80	12.59	12.79	12.61
Total Return (%)	2.40	3.07	5.38	1.97	2.06[c,d]	5.92[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.79	.79	.80	.83	.75[e]	.75
Ratio of net expenses to average net assets	.75	.75	.75	.75	.75[e]	.75
Ratio of net investment income to average net assets	3.49	3.43	3.50	3.68	3.69[e]	3.93
Portfolio Turnover Rate	20.57	32.16	27.26	15.54	4.48[c]	11.45
Net Assets, end of period ($ x 1,000)	9,854	10,371	11,698	12,965	13,866	13,553

[a] The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Exclusive of sales charge which was applicable to Class A shares of the Premier Massachusetts Fund.

[e] Annualized.

See notes to financial statements.

Mellon Massachusetts	Dreyfus Premier Shares					
	Year Ended August 31,				Two Months Ended August 31, 2002[a]	Year Ended June 30, 2002
Intermediate Municipal Bond Fund	2006	2005	2004	2003		
Per Share Data ($):						
Net asset value, beginning of period	12.78	12.83	12.61	12.81	12.64	12.40
Investment Operations:						
Investment income−net[b]	.37	.38	.38	.40	.07	.43
Net realized and unrealized gain (loss) on investments	(.14)	(.05)	.22	(.20)	.17	.24
Total from Investment Operations	.23	.33	.60	.20	.24	.67
Distributions:						
Dividends from investment income−net	(.37)	(.38)	(.38)	(.40)	(.07)	(.43)
Dividends from net realized gain on investments	(.03)	−	−	−	−	−
Total Distributions	(.40)	(.38)	(.38)	(.40)	(.07)	(.43)
Net asset value, end of period	12.61	12.78	12.83	12.61	12.81	12.64
Total Return (%)	1.89	2.59	4.85	1.55	1.98[c,d]	5.40[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.29	1.29	1.30	1.33	1.25[e]	1.25
Ratio of net expenses to average net assets	1.25	1.25	1.25	1.25	1.25[e]	1.25
Ratio of net investment income to average net assets	2.99	2.98	3.01	3.19	3.17[e]	3.41
Portfolio Turnover Rate	20.57	32.16	27.26	15.54	4.48[c]	11.45
Net Assets, end of period ($ x 1,000)	165	202	655	941	1,484	1,251

[a] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Exclusive of sales charge which was applicable to Class B shares of the Premier Massachusetts Fund.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following non-diversified municipal bond funds: Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund (each, a "fund" and collectively, the "funds"). Mellon National Intermediate Municipal Bond Fund and Mellon National Short-Term Municipal Bond Fund seek to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. Mellon Pennsylvania Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. Mellon Massachusetts Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation (the "Manager" or "Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a front-end sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund. Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

Effective June 1, 2006, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund no longer offer Dreyfus Premier shares, except in connection with dividend reinvestment and permitted exchanges of Dreyfus Premier shares.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in municipal securities (excluding options and financial futures on municipal, U.S. Treasury securities and swaps) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments are valued by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Swap transactions are valued based on future cash flows and other factors, such as interest rates and underlying securities.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as expense offsets in the Statements of Operations.

(c) Concentration of risk: Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund follow an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(d) Dividends to shareholders: The funds declare dividends daily from investment income-net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

Table 1 summarizes each fund's components of accumulated earnings on a tax basis at August 31, 2006.

Table 2 summarizes Mellon Massachusetts Intermediate Municipal Bond Fund's unused capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2006.

Table 3 summarizes each relevant fund's tax character of distributions paid to shareholders during the fiscal years ended August 31, 2006 and August 31, 2005, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums, the funds increased (decreased) accumulated undistributed invest-

Table 1.

	Undistributed Ordinary Income ($)	Undistributed Capital Gains (Losses) ($)	Unrealized Appreciation (Depreciation) ($)	Capital (Losses) Realized After October 31, 2005 ($)
Mellon National Intermediate Municipal Bond Fund	–	–	26,279,112	(708,248)
Mellon National Short-Term Municipal Bond Fund	–	(439,406)	(448,758)	(446,460)
Mellon Pennsylvania Intermediate Municipal Bond Fund	2,211	1,268,835	21,720,315	–
Mellon Massachusetts Intermediate Municipal Bond Fund	–	–	6,429,217	(68,981)

Table 2.

Expiring in fiscal†	2014 ($)
Mellon National Short-Term Municipal Bond Fund	439,406

† If not applied, the carryover expires in fiscal 2014.

Table 3.

	Tax-Exempt Income ($)		Ordinary Income ($)		Long-Term Capital Gains ($)	
	2006	2005	2006	2005	2006	2005
Mellon National Intermediate Municipal Bond Fund	30,274,681	27,149,943	346,623	560,508	3,960,590	2,546,523
Mellon National Short-Term Municipal Bond Fund	4,849,047	4,860,596	–	–	–	33,966
Mellon Pennsylvania Intermediate Municipal Bond Fund	24,199,632	25,351,862	762,820	25,778	3,121,541	4,270,508
Mellon Massachusetts Intermediate Municipal Bond Fund	9,948,155	8,069,053	240,872	–	303,461	–

ment income–net, increased (decreased) accumulated net realized gain (loss) on investments and increased (decreased) paid-in capital as summarized in **Table 4**. Net assets were not affected by this reclassification.

NOTE 3—Bank Line of Credit:

The funds participate with other Dreyfus–managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended August 31, 2006, the funds did not borrow under the line of credit.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .35% of the Mellon National Intermediate Municipal Bond Fund, .35% of the Mellon National Short-Term Municipal Bond Fund, .50% of the Mellon Pennsylvania Intermediate Municipal Bond Fund and .35% of the Mellon Massachusetts Intermediate Municipal Bond Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
$6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services.

Mellon Bank has agreed, until September 30, 2007, with respect to Mellon Massachusetts Intermediate Municipal Bond Fund, to waive receipt of its fees and/or reimburse a portion of the fund's expenses, exclusive of taxes, interest, brokerage commissions, Rule 12b-1 fees, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses, in the aggregate, do not exceed an annual rate of .50% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, for Mellon Massachusetts Intermediate Bond Fund, amounted to $103,228 during the period ended August 31, 2006.

During the period ended August 31, 2006, the Distributor retained $1,100 from contingent deferred sales charges on redemptions of the Mellon National Intermediate Municipal Bond Fund's Dreyfus Premier shares, and $148 from contingent deferred sales charges on redemptions of the Mellon Massachusetts Intermediate Municipal Bond Fund's Dreyfus Premier shares.

(b) Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. The funds each pay the Distributor a fee at an annual rate of .50% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended August 31, 2006, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, Dreyfus Premier shares were charged $17,989 and $933, respectively, pursuant to the Plan.

Table 4.

	Accumulatead Undistributed Investment Income–Net ($)	Accumulatead Net Realized Gain (Loss) ($)	Paid-in Capital ($)
Mellon National Intermediate Municipal Bond Fund	(123,059)	128,726	(5,667)
Mellon National Short-Term Municipal Bond Fund	(32,556)	16,496	16,060
Mellon Pennsylvania Intermediate Municipal Bond Fund	(34,380)	34,380	–
Mellon Massachusetts Intermediate Municipal Bond Fund	(1,489)	1,489	–

(c) The funds have adopted a Shareholder Services Plan with respect to its Investor shares, and Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 5** summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended August 31, 2006, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations include fees paid to the transfer agent.

Table 5.

Mellon National Intermediate Municipal Bond Fund (Investor Shares)	$67,198
Mellon National Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	8,995
Mellon National Short-Term Municipal Bond Fund (Investor Shares)	550

Mellon Pennsylvania Intermediate Municipal Bond Fund (Investor Shares)	9,611
Mellon Massachusetts Intermediate Municipal Bond Fund (Investor Shares)	25,139
Mellon Massachusetts Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	466

The funds compensate Mellon Bank, an affiliate of Dreyfus, under a Custody Agreement for providing custodial services for the funds. **Table 6** summarizes the amounts the funds were charged during the period ended August 31, 2006 pursuant to the custody agreement.

Table 6.

Mellon National Intermediate Municipal Bond Fund	$59,775
Mellon National Short-Term Municipal Bond Fund	10,854
Mellon Pennsylvania Intermediate Municipal Bond Fund	48,779
Mellon Massachusetts Intermediate Municipal Bond Fund	20,538

During the period ended August 31, 2006, each of the funds was charged $4,313 for services performed by the Chief Compliance Officer.

Table 7 summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(d) Effective January 1, 2006, each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-

Table 7.

	Investment Advisory Fees ($)	Rule 12b-1 Distribution Plan Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)	Chief Compliance Officer Fees ($)	Expense Reimbursement($)
Mellon National Intermediate Municipal Bond Fund	246,257	1,045	6,130	8,344	1,895	–
Mellon National Short-Term Municipal Bond Fund	66,247	–	65	1,735	1,895	–
Mellon Pennsylvania Intermediate Municipal Bond Fund	343,954	–	605	7,261	1,895	–
Mellon Massachusetts Intermediate Municipal Bond Fund	91,029	70	2,120	3,829	1,895	(10,723)

of-pocket expenses. The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000. Between September 13, 2004 and December 31, 2005, the Trust paid its Board members an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and reimbursed them for travel and out-of-pocket expenses.

NOTE 5–Securities Transactions:

Table 8 summarizes each fund's aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended August 31, 2006.

The funds may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The funds are exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the funds to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the funds recognize a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at August 31, 2006 are set forth in the Statement of Financial Futures.

Table 9 summarizes accumulated net unrealized appreciation on investments for each fund at August 31, 2006.

Table 8.

	Purchases ($)	Sales ($)
Mellon National Intermediate Municipal Bond Fund	292,933,935	214,443,558
Mellon National Short-Term Municipal Bond Fund	89,458,303	123,564,572
Mellon Pennsylvania Intermediate Municipal Bond Fund	86,611,234	96,793,591
Mellon Massachusetts Intermediate Municipal Bond Fund	124,265,759	52,190,863

Table 9.

	Cost of Investments ($)	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon National Intermediate Municipal Bond Fund	802,369,202	26,694,818	415,706	26,279,112
Mellon National Short-Term Municipal Bond Fund	168,883,275	231,127	679,885	(448,758)
Mellon Pennsylvania Intermediate Municipal Bond Fund	619,550,260	21,884,898	164,583	21,720,315
Mellon Massachusetts Intermediate Municipal Bond Fund	299,956,678	6,748,609	319,392	6,429,217

The Board of Trustees and Shareholders of Mellon Funds Trust:

We have audited the accompanying statements of assets and liabilities of Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund of Mellon Funds Trust (collectively "the Funds"), including the statements of investments and statements of financial futures, as of August 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 2006, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of August 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the years in the two-year period then ended and the financial highlights for each of the periods indicated therein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
October 20, 2006

Mellon National Intermediate Municipal Bond Fund

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2006:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax), and

— the fund hereby designates $.0697 per share as a long-term capital gain distribution of the $.0758 per share paid on December 16, 2005.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

Mellon National Short-Term Municipal Bond Fund

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended August 31, 2006 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

Mellon Pennsylvania Intermediate Municipal Bond Fund

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2006:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax), and

— the fund hereby designates $.0622 per share as a long-term capital gain distribution of the $.0774 per share paid on December 16, 2005.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

Mellon Massachusetts Intermediate Municipal Bond Fund

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2006:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax), and

— the fund hereby designates $.0160 per share as a long-term capital gain distribution of the $.0287 per share paid on December 16, 2005.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

At a meeting of the Board of Trustees held on March 13-14, 2006, the Board considered the re-approval of the Trust's Investment Advisory Agreement for another one year term, pursuant to which the Investment Adviser, a division of Dreyfus, provides the funds with investment advisory services. The Board members also considered the re-approval of the Trust's Administration Agreement with Mellon Bank for another one year term, pursuant to which Mellon Bank provides the funds with administrative services. Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain of these administrative services. The Board members who are not "interested persons" (as defined in the Act) of the Trust were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Funds. The Board members received a presentation from representatives of Dreyfus regarding services provided to the funds, and discussed the nature, extent and quality of the services provided to the funds pursuant to the Investment Advisory Agreement. Dreyfus' representatives reviewed the funds' distribution of accounts, and noted the diversity of distribution of the funds and Dreyfus' corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each of the funds' distribution channels. The Board also reviewed the number of shareholder accounts in each fund, as well as each fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities. The Board members also considered that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Funds' Advisory Fees, Expense Ratio and Performance.

Mellon National Intermediate Municipal Bond Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses, and yield and total return performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the second quintile (below the median) of the Expense Group and of the Expense Universe, including and excluding both Rule 12b-1 fees and non–Rule 12b-1 service fees of the funds in the Expense Universe.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's total return performance was below the average of the Performance Group for the 1-year period, and above the averages of the Performance Group for the 2-, 3-, 4- and 5-year periods, and was above the averages of the Performance Universe for the reported periods, ended January 31, 2006, ranked in the third quintile of the Performance Group for the 1-, 4- and 5-year periods, in the second quintile of the Performance Group for the 2-year period and in the first quintile of the Performance Group for the 3-year period, and ranked in the second quintile of the Performance Universe for the 1-year period and in the first quintile of the Performance Universe for the 2-, 3-, 4- and 5-year periods. The Board also noted that the fund's income performance was above the averages of the Performance Group and the Performance Universe for each of the 1-year periods ended January 31st for 2002 through 2006. The Board considered the rank of the fund's income performance versus the Performance Group and the Performance Universe for each 1-year period.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from Dreyfus' perspective, in providing services to the Similar Funds as compared to the fund. Representatives of Dreyfus also noted that there were no other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the advisory fees of the Similar Funds either were higher than that of the fund or, if lower, reflected the pricing of a fund that is offered only to institutional investors. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Mellon National Short-Term Municipal Bond Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses, and yield and total return performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the third quintile (above the median) of the Expense Group, and ranked in the third quintile (above the median) and fourth quintile (above the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe, respectively.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's total return performance was below the averages of the Performance Group for the reported periods, and was below the average of the Performance Universe for the 1-year period, was above the averages of the Performance Universe for the 2-, 4- and 5-year periods, and was equal to the average of the Performance Universe for the 3-year period, ended January 31, 2006, ranked in the first, third and fourth quintiles of the Performance Group for the 1-, 2- and 3-year periods, respectively, and ranked in the third quintile of the Performance Universe for the 1-, 2- and 3-year periods and in the second quintile of the Performance Universe for the 4- and 5-year periods. The Board members also noted that the fund's income performance was below the averages of the Performance Group for the 1-year periods ended January 31st for 2005 and 2006, was above the averages of the Performance Group for the 1-year periods ended January 31st for 2003 and 2004 and was equal to the average of the Performance Group for the 1-year period ended January 31, 2002, and was below the average of the Performance Universe for the 1-year period ended January 31, 2006 and above the averages of the Performance Universe for each of the 1-year periods ended January 31st for 2002 through 2005. The Board considered the rank of the fund's income performance versus the Performance Group and the Performance Universe for each 1-year period.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus by a mutual fund managed by Dreyfus with a similar investment objective and similar policies and strategies as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and the differences, from Dreyfus' perspective, in providing services to the Similar Fund as compared to the fund. Representatives of Dreyfus also noted that there were no other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the advisory fee of the fund's Similar Fund was comparable to that of the fund. The Board members considered the relevance of the fee information provided for the Similar Fund managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that difference in fees paid by the Similar Fund seemed to be consistent with the services provided.

Mellon Pennsylvania Intermediate Municipal Bond Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses, and yield and total return performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked 3 of 4 (among the highest expense ratios) in the Expense Group and 4 of 5 in the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's total return performance was above the averages of the Performance Group for the 1-, 2- and 3-year periods, was below the averages of the Performance Group for the 4- and 5-year periods, and was above the averages of the Performance Universe for the reported periods, ended January 31, 2006, ranked in the second quintile of the Performance Universe for the 1- and 4-year periods, in the first quintile of the Performance Universe for the 2- and 3-year periods and in the third quintile of the Performance Universe for the 5-year period. The Board noted that the fund ranked 2 of 4 for the 1-year period, 1 of 4 for the 2- and 3-year periods and 3 of 4 for the 4- and 5-year periods in the Performance Group for the periods ended January 31, 2006. The Board members also noted that the fund's income performance was above the averages of the Performance Group for the 1-year periods ended January 31st for 2005 and 2006 and below the averages of the Performance Group for the 1-year periods ended January 31st for 2002, 2003 and 2004, and was above the averages of the Performance Universe for the 1-year period ended January 31st for 2002 through 2006. The Board considered the rank of the fund's income performance versus the Performance Universe for each 1-year period.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus by a mutual fund managed by Dreyfus with a similar investment objective and similar policies and strategies as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and the differences, from Dreyfus' perspective, in providing services to the Similar Fund as compared to the fund. Representatives of Dreyfus also noted that there were no other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the advisory fee of the fund's Similar Fund was comparable to that of the fund. The Board members considered the relevance of the fee information provided for the Similar Fund managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that difference in fees paid by the Similar Fund seemed to be consistent with the services provided.

Mellon Massachusetts Intermediate Municipal Bond Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses, and yield and total return performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked 1 of 3 (the lowest expense ratio) of the Expense Group. The Board also noted that the fund's expense ratio ranked 1 of 7 and 2 of 7 (among the lowest expense ratios) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe, respectively. The Board also considered that Mellon Bank has agreed to waive fees and/or reimburse fund expenses through September 30, 2007, so that the total annual operating expenses of Class M shares, Investor shares and Dreyfus Premier shares of the fund (excluding interest, taxes, brokerage commissions, extraordinary expenses, Rule 12b-1 fees and shareholder services fees) are limited to 0.50%.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that fund's Performance

Group consists of only two other funds and that the fund's total return performance was higher than that of the other two funds in the Performance Group for the reported periods ended January 31, 2006. They also noted that the fund's total return performance ranked first in the Performance Universe for the reported periods ended January 31, 2006. The Board also noted that the fund's income performance was higher than that of the other funds in the Performance Group for the 1-year periods ended January 31st for 2004, 2005 and 2006, was below that of the other funds in the Performance Group for the 1-year period ended January 31, 2003 and was equal to that of the other funds in the Performance Group for the 1-year period ended January 31, 2002. The Board also noted that the fund's income performance was higher than that of the other funds in the Performance Group for the 1-year period ended January 31st for 2004, 2005 and 2006, was below that of the other funds in the Performance Group for the 1-year period ended January 31, 2003 and was between that of the other two funds in the Performance Group for the 1-year periods ended January 31, 2002 and 2003. The Board also noted that the fund's income performance ranked 1 of 13 in the Performance Universe for the 1-year period ended January 31st for 2004, 2005 and 2006, 2 of 10 in the Performance Universe for the 1-year period ended January 31, 2003 and 2 of 9 in the Performance Universe for the 1-year period ended January 31, 2002.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus by a mutual fund managed by Dreyfus with a similar investment objective and similar policies and strategies as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and the differences, from Dreyfus' perspective, in providing services to the Similar Fund as compared to the fund. Representatives of Dreyfus also noted that there were no other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the advisory fee of the fund's Similar Fund was higher than that of the fund. The Board members considered the relevance of the fee information provided for the Similar Fund managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that difference in fees paid by the Similar Fund seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and its affiliates with respect to each fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the funds. The Board members evaluated the analysis in light of the relevant circumstances for each fund, noting that economies of scale may be realized as a fund's assets increase and considering whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus and its affiliates, including Mellon Fund Advisers, from acting as investment adviser with respect to each fund.

It was noted that the Board members should consider Dreyfus' profitability with respect to each fund as part of their evaluation of whether the fees under the Investment

Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing each fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing each fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to the continuation of the Trust's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- With respect to Mellon National Intermediate Municipal Bond Fund, the Board was satisfied with the fund's performance.
- With respect to Mellon National Short-Term Municipal Bond Fund, while the Board noted the fund's short-term performance, the Board noted the more favorable longer-term performance.

- With respect to Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, the Board was generally satisfied with each fund's overall performance.
- The Board concluded that the fee paid by each fund to Mellon Fund Advisers was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the funds had been adequately considered by Dreyfus in connection with the advisory fee rate charged to each fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Investment Advisory Agreement and Administration Agreement with respect to the funds was in the best interests of each fund and its respective shareholders.

Patrick J. O'Connor (63)
Chairman of the Board (2000)

Principal Occupation During Past 5 Years:
- Attorney, Cozen and O'Connor, P.C. since 1973, including Vice Chairman since 1980 and Chief Executive Officer and President since 2002

Other Board Memberships and Affiliations:
- Board of Consultors of Villanova University School of Law, Board Member
- Temple University, Trustee
- Philadelphia Police Foundation, Board Member
- Philadelphia Children's First Fund, Board Member
- Committee on Rules of Evidence of Pennsylvania Supreme Court, Vice Chair
- American College of Trial Lawyers, Fellow
- Historical Society of the United States District Court for the Eastern District
of Pennsylvania, Director

No. of Portfolios for which Board Member Serves: 16

Ronald R. Davenport (70)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Chairman of Sheridan Broadcasting Corporation since July 1972

Other Board Memberships and Affiliations:
- American Urban Radio Networks, Co-Chairman
- Aramark Corporation, Board Member
- Baylock & Partners, L.P., Director

No. of Portfolios for which Board Member Serves: 16

John L. Diederich (69)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Chairman of Digital Site Systems, Inc., a privately held software company providing internet service to the construction materials industry, since July 1998

Other Board Memberships and Affiliations:
- Continental Mills, a dry baking products company, Board Member
- Pittsburgh Parks Conservancy, Board Member

No. of Portfolios for which Board Member Serves: 16

Maureen McFalls Young (61)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Director of the Office of Government Relations at Carnegie Mellon University since January 2000
- Manager, Government Communications, of the Software Engineering Institute at Carnegie Mellon University from March 1994 to December 1999

Other Board Memberships and Affiliations:
- Maglev, Inc., a company seeking a partnership between industry and government in Pennsylvania to create a magnetically levitated high-speed transportation system, Board Member representing Carnegie Mellon University
- Pennsylvania Association for Individuals with Disabilities, Board Member
- Oakland Planning and Development Corp., Board Member

No. of Portfolios for which Board Member Serves: 16

Kevin C. Phelan (62)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Mortgage Banker, Meredith & Grew, Inc. since March 1978, including Executive Vice President and Director since March 1998

Other Board Memberships and Affiliations:
- Greater Boston Chamber of Commerce, Director
- Fiduciary Trust of Boston, Director
- St. Elizabeth's Medical Center of Boston, Board Member and Chairman of the Board
- Providence College, Trustee
- Simmons College, Trustee
- Newton Country Day School, Chairman of the Board
- Babson College, Board of Visitors
- Boston University School of Public Health, Board of Visitors
- Boston Public Library Foundation, Director
- Boston Foundation, Director
- Boston Municipal Research Bureau, Board Member
- Boys and Girls Club of Boston, Board Member
- Greater Boston Real Estate Board, Director

No. of Portfolios for which Board Member Serves: 16

Patrick J. Purcell (58)
Board Member (2000)

Principal Occupation During Past 5 Years:
• Owner, President and Publisher of The Boston Herald since February 1994
• President and Founder, jobfind.com, an employment search site on the world wide web, since July 1996
• President and CEO, Herald Media since 2001

Other Board Memberships and Affiliations:
• The American Ireland Fund, an organization that raises funds for philanthropic projects in Ireland, Board Member
• The Genesis Fund, an organization that raises funds for the specialized care and treatment of New England area children born with birth defects, mental retardation and genetic diseases, Board Member
• United Way of Massachusetts Bay, Board Member
• Greater Boston Chamber of Commerce, Board Member

No. of Portfolios for which Board Member Serves: 16

Thomas F. Ryan, Jr. (65)
Board Member (2000)

Principal Occupation During Past 5 Years:
• Retired since April 1999
• President and Chief Operating Officer of the American Stock Exchange from October 1995 to April 1999

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Brigham & Women's Hospital, Trustee
• New York State Independent System Operator, a non-profit organization which administers a competitive wholesale market for electricity in New York State, Director
• RepliGen Corporation, a biopharmaceutical company, Director

No. of Portfolios for which Board Member Serves: 16

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-645-6561. For individual account holders for Private Wealth Management clients, please contact your account officer or call 1-888-281-7350.

OFFICERS OF THE TRUST (Unaudited)

CHRISTOPHER E. SHELDON, President since September 2006.

As director of Investment Strategy for Mellon's Private Wealth Management group since April 2003, Mr. Sheldon manages the analysis and development of investment and asset allocation strategies and investment product research and, since June 2006, also oversees the alternative investment groups. Prior to assuming his current position, Mr. Sheldon was West Coast managing director of Mellon's Private Wealth Management group from 2001-2003 and its regional manager from 1998-2001. He was previously a Vice President of the Trust. He is 42 years old and has been employed by Mellon Bank since January 1995.

MARK N. JACOBS, Vice President since June 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since July 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549, Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The funds' Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

MFTAR0806-MB

The Mellon Funds

Mellon Large Cap Stock Fund

Mellon Income Stock Fund

Mellon Mid Cap Stock Fund

Mellon Small Cap Stock Fund

Mellon International Fund

Mellon Emerging Markets Fund

Mellon Balanced Fund

ANNUAL REPORT   August 31, 2006

Contents

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

- Not FDIC-Insured
- Not Bank-Guaranteed
- May Lose Value

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk.

In international markets, leading indicators of economic growth also have begun to moderate somewhat in 2006. Most central banks abroad have only begun to raise interest rates, putting them in an earlier stage of the economic cycle than the United States. However, we currently believe that world monetary policy remains accommodative of continued global economic expansion.

As always, we encourage you to talk with your portfolio manager about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how each Fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Funds' Performance.

Thank you for your continued confidence and support.

Sincerely,

Christopher E. Sheldon

Christopher E. Sheldon
President
Mellon Funds Trust
September 21, 2006



DISCUSSION OF FUND PERFORMANCE

Michael D. Weiner, Portfolio Manager

How did Mellon Large Cap Stock Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund's Class M shares produced a total return of 6.32% while its Investor shares produced a total return of 5.95%.[1] In comparison, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 8.87% for the same period.[2]

The stock market's gains during the reporting period were driven primarily by continued U.S. and global economic growth. Robust levels of industrial activity and healthy corporate earnings reports produced gains in most sectors, with particularly strong returns in the financials, materials and telecommunications services sectors. The fund participated in the market's rise to a significant degree, delivering above-average returns in the materials and consumer discretionary sectors. However, the fund's emphasis on stocks at the upper end of the market-cap range hurt its relative performance, because the market favored smaller-cap issues for much of the reporting period.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;

- *Growth,* in this case the sustainability or growth of earnings; and

- *Financial profile,* which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research and company management.

We also attempt to manage the risks by diversifying across companies and industries. The fund is structured so that its sector weightings and risk characteristics are generally similar to those of the S&P 500 Index.

What other factors influenced the fund's performance?

Despite sustained economic growth throughout the reporting period, the stock market's advance proved to be relatively limited, with investor confidence undermined by intensifying inflationary pressures and concerns regarding future economic growth. Uncertainties were fueled by high energy prices and ongoing moves by the Federal Reserve Board (the "Fed") toward higher short-term interest rates. These factors drove stock prices lower in the spring of 2006, but the market rallied in the summer as oil and gas prices moderated and the Fed refrained from raising interest rates further at its August meeting.

While the fund participated in the market's gains, relatively strong returns in some sectors were counterbalanced by relatively weak returns in others. On the positive side, the fund gained ground on its benchmark in the materials sector by focusing on companies providing raw materials to many of the world's rapidly developing nations. Top performers included mineral producer Freeport-McMoRan Copper & Gold and global metal and mining company Inco. The fund also substantially outperformed its benchmark in the consumer discretionary sector, buoyed by a diverse group of companies, such as coffee specialists Starbucks, clothing retailer Coldwater Creek, media giant News Corp. and hotel operator Starwood Hotels & Resorts Worldwide.

On the negative side, the fund's performance relative to the benchmark suffered in the health care sector and, to a lesser degree, in the technology and telecommunications services sectors. In the health care sector, returns were undermined by weakness in two key holdings. Medical device maker Boston Scientific encountered problems resulting from its merger with competitor Guidant, while Kinetic Concepts, a medical technology company, was hurt by competitive pressures and erosion of its patent advantages. In technology, declines in computer maker Dell, which experienced competitive pressure from low-cost Asian producers, were primarily responsible for the fund's underperformance in that sector. Finally, in telecommunications services, the fund's relatively large exposure to Sprint Nextel took a toll on the fund's relative returns when the company announced a series of expenditures that detracted from earnings.

What is the fund's current strategy?

We currently are focusing on three key investment themes. The first of these targets materials producers and industrial companies providing key products to rapidly developing nations, such as Brazil, Russia, India and China. Our second investment theme focuses on companies that currently are out of favor with investors, but that we believe offer the potential for high, sustainable growth rates. For example, many very large companies appear to have excellent long-term growth prospects, but are selling at relatively attractive valuations due to the market's appetite for smaller-cap stocks over the past several years. Finally, we are emphasizing companies that offer good growth potential in out-of-favor sectors, such as the consumer discretionary sector, that we believe may have been oversold by the market.

September 15, 2006

---

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
2 *SOURCE: LIPPER INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Large Cap Stock Fund Class M shares and the Standard & Poor's 500 Composite Stock Price Index

---

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class M shares		6.32%	2.81%	7.55%	
Investor shares	7/11/01	5.95%	2.59%	–	1.57%

†   Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon Large Cap Stock Fund on 8/31/96 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and those of another CTF) were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.



DISCUSSION OF
FUND PERFORMANCE

D. Gary Richardson, Portfolio Manager

How did Mellon Income Stock Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund's Class M shares produced a total return of 10.00%, and its Investor shares produced a total return of 9.68%.[1] In comparison, the Russell 1000 Value Index, the fund's benchmark, provided a total return of 13.96%.[2]

We attribute the stock market's strength to continued economic growth, which generally outweighed the negative impact of rising interest rates and growing inflationary pressures. The fund participated substantially in the benchmark's rise. However, relatively weak performance in the telecommunications services, energy and financials sectors caused the fund's returns to lag the benchmark.

What is the fund's investment approach?

The fund seeks total return consisting of capital appreciation and income. To pursue its goal, the fund normally invests at least 80% of its assets in stocks. The fund seeks to focus on dividend-paying stocks and other investment techniques that produce income. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. Because the fund seeks to invest primarily in dividend-paying stocks, it generally emphasizes stocks with value characteristics, although it may also purchase growth stocks.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings; and
- *Financial profile,* which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher-ranked securities. The portfolio manager then decides which stocks to purchase and whether any current holdings should be sold. We also attempt to manage the risks by diversifying broadly across companies and industries, limiting the potential adverse impact of any one stock or industry on the overall portfolio. In an attempt to earn higher yields, the fund may at times overweight certain sectors.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns or income, or as part of a hedging strategy.

What other factors influenced the fund's performance?

While economic trends remained generally positive for stocks during the reporting period, concerns persisted regarding the sustainability of economic growth. This economic environment proved broadly supportive of income-producing, value-oriented stocks, enabling the fund and its benchmark to produce positive returns in all of the benchmark's industry groups.

The fund outperformed its benchmark in the consumer discretionary sector, largely due to its underweighted exposure to housing-related stocks, which were hurt by rising mortgage rates. The fund also delivered relatively strong gains in the technology sector, primarily by focusing on companies that displayed strong dividend growth or improving profitability. Top performers included Nokia, Microchip Technology, Automated Data Processing and Hewlett-Packard. Although investments in Intel and Microsoft offset gains in other technology holdings to a certain extent, the fund sold its positions in both companies during the reporting period, limiting their negative impact on performance.

Other key sectors produced returns that were roughly in line with those of the benchmark. In the robust consumer staples sector, the fund's performance benefited from tobacco stocks, such as Altria Group and Reynolds American; beverage companies, such as Diageo and PepsiCo; and food producers, such as General Mills. In the health care sector, comparatively good returns from pharmaceutical companies Pfizer, Novartis and GlaxoSmithKline were balanced by below-average results from other holdings, such as Bristol-Meyers Squibb and Abbott Laboratories.

Gains in some sectors proved to be notably weaker than those of the benchmark. In the basic materials sector, the fund emphasized chemical suppliers and developers, such as Monsanto and Air Products and Chemicals, which delivered relatively attractive total returns. However, metal producers, which the fund generally avoided, produced even greater gains. In the energy and telecommunications services sectors, the fund lagged the benchmark primarily due to the impact of mergers-and-acquisitions activity on key holdings, such as ConocoPhillips and AT&T, as well as disappointing results from mobile communications provider Vodafone Group. Finally, in the financials sector, relative performance suffered due to the fund's underweighted exposure to the sector overall, despite the strong performance of individual holdings, such as Compass Bancshares and Bank of America.

What is the fund's current strategy?

As of the end of the reporting period, we primarily have targeted companies that we believe are likely to offer secure and rising dividend yields due to strong earnings prospects and excess cash flow. We have found a relatively large number of investments meeting these criteria in the health care sector and, to a lesser extent, in the industrials and technology sectors. Conversely, we have maintained relatively light positions in the financial and consumer discretionary sectors, which appear to us to be vulnerable to rising interest rates.

September 15, 2006

[1] Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.

[2] SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index that measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

FUND PERFORMANCE



30,000

Mellon Income Stock Fund (Class M shares) ————
Russell 1000 Value Index† - - - - - -

$29,471

25,000

Dollars

20,000

$22,848

15,000

10,000

96   97   98   99   00   01   02   03   04   05   06

Years Ended 8/31

Comparison of change in value of $10,000 investment in Mellon Income Stock Fund Class M shares and the Russell 1000 Value Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class M shares		10.00%	5.78%	8.61%	
Investor shares	7/11/01	9.68%	5.52%	−	4.88%

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon Income Stock Fund on 8/31/96 to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and those of another CTF) were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.



DISCUSSION OF
FUND PERFORMANCE

James C. Wadsworth, Portfolio Manager

How did the Mellon Mid Cap Stock Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced total returns of 9.14% for its Class M shares, 8.93% for its Investor shares and 8.13% for its Dreyfus Premier shares.[1] In comparison, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), the fund's benchmark, produced a total return of 6.66% for the same period.[2]

Despite occasional bouts of heightened market volatility resulting from inflation and economic concerns, midcap stocks generally continued to advance during the reporting period due to rising corporate earnings in an environment of moderate economic growth. The fund produced higher returns than its benchmark, primarily due to the success of our disciplined, "bottom-up" security selection process. Returns proved to be particularly strong in the industrials and consumer discretionary sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midcap domestic companies, whose market capitalizations generally range between $1 billion and $10 billion at the time of purchase. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we begin with a quantitative analysis to screen, evaluate and rank stocks within each industry and sector, based upon:

- *Value,* or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings; and
- *Financial profile,* which measures the financial health of the company.

Next, we use fundamental analysis to research companies and to select stocks, drawing on a variety of sources, including internal analysts and external Wall Street research. Finally, we use portfolio construction techniques to manage sector and industry risks. Our goal is to keep those risks at levels that are similar to those of the S&P 400 Index.

What other factors influenced the fund's performance?

Over the first half of the reporting period, stock prices generally advanced in an environment of moderate economic growth and rising corporate earnings. As they had for several years, midcap stocks continued to outpace their large-cap counterparts due to rising corporate earnings and a relatively ample appetite for risk among equity investors. During the reporting period's second half, however, intensifying inflationary pressures caused investors to worry that interest rates might climb more than they previously had expected, potentially choking off economic growth. As a result, stock prices fell sharply during the spring of 2006, with small- and midcap stocks declining more sharply than shares of larger companies. Although stocks generally rebounded in August 2006, investors appear to have remained more risk averse than they were before the market correction.

These macroeconomic developments did not derail the success of our bottom-up security selection process, as the fund achieved above-average results in seven of the benchmark's 10 market sectors. In the industrials sector, heavy equipment manufacturer Terex benefited from greater construction spending, while coal mining equipment from Joy Global remained in high demand in a growing global economy. In the consumer discretionary sector, apparel retailer Coldwater Creek was rewarded by investors for skilled execution of its store expansion plan, and Abercrombie & Fitch continued to achieve strong retail sales to fashion-conscious teenagers.

Financial services companies Chicago Mercantile Exchange and Lazard benefited from the growing use of futures contracts and the need for fairness opinions in mergers-and-acquisitions transactions, respectively. In the materials sector, nickel producer Inco received a takeover offer, while Freeport-McMoRan Copper & Gold enjoyed robust global demand for metals. Among technology companies, MEMC Electronic Materials advanced due to robust sales to the growing solar energy industry, and Cognizant Technology Solutions continued to solidify its position as a leader in the growing outsourcing business. In the energy sector, deepwater driller Diamond Offshore Drilling contributed positively to the fund's performance and, in the health care sector, biopharmaceutical firm Cephalon advanced.

Disappointing performers during the reporting period included the biotechnology company Neurocrine Biosciences, which failed to receive all the FDA approvals it had requested. Clothing specialty retailer Chico's FAS suffered when its aggressive expansion plan and weakness in its core brand disappointed investors. Other underper-

formers during the reporting period included LifePoint Hospitals, electronic game company Activision and teen clothing retailer Aeropostale.

What is the fund's current strategy?

We have maintained our sector-neutral allocation strategy, but the fund ended the reporting period with a slight overweight position among energy companies. Energy stocks have moderated recently along with oil and gas prices, but we expect the current supply and demand imbalances to tighten once again. The fund remains broadly diversified, with 141 holdings representing all economic sectors as of the reporting period's end.

September 15, 2006

---

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market.*

FUND PERFORMANCE



Mellon Mid Cap Stock Fund (Class M shares) ———
Standard & Poor's MidCap 400 Index† - - - - -

$36,373

$22,857

Years Ended 8/31

Comparison of change in value of $10,000 investment in Mellon Mid Cap Stock Fund Class M shares and the Standard & Poor's MidCap 400 Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class M shares		9.14%	9.17%	8.62%	
Investor shares	7/11/01	8.93%	8.90%	–	8.40%
Dreyfus Premier shares					
with applicable redemption ††	9/6/02	4.32%	–	–	13.65%
without redemption	9/6/02	8.13%	–	–	14.16%

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon Mid Cap Stock Fund on 8/31/96 to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

†† *The maximum contingent deferred sales charge for Dreyfus Premier shares is 4%. After six years Dreyfus Premier shares convert to Investor shares.*



DISCUSSION OF
FUND PERFORMANCE

Dwight Cowden, Portfolio Manager

How did Mellon Small Cap Stock Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund's Class M shares produced a total return of 5.04%, and its Investor shares produced a total return of 4.78%.[1] In comparison, the fund's benchmark, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), produced a total return of 7.13% for the same period.[2]

Although small-cap stocks continued to gain value in an environment of robust economic growth during the first half of the reporting period, they generally declined over the second half as investors grew more risk averse amid signs of higher inflation and slower economic growth. The fund produced lower returns than its benchmark, primarily due to disappointments in the consumer staples sector and lack of participation in some of the benchmark's stronger positions in the energy and materials sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small capitalization companies whose market capitalizations generally range between $100 million and $3 billion at the time of purchase. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value,* or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* which measures the sustainability and rate of growth of earnings; and
- *Financial profile,* which measures the financial health of the company.

Next, we examine the fundamentals of the higher-ranked securities. Using these insights, we select what we believe are the most attractive securities identified by the model. Finally, we use portfolio construction techniques to manage sector and industry risks. We attempt to keep those risks at levels that are similar to those of the S&P 600 Index.

What other factors influenced the fund's performance?

Over the first half of the reporting period, a robust economy and low inflation helped small-cap stocks post generally higher returns than their large-cap counterparts, continuing a trend that began several years earlier. However, investor sentiment shifted during the spring of 2006 as economic growth moderated, interest rates rose and inflationary pressures seemed to intensify. As a result, larger stocks began to outperform smaller ones. Some of the harder-hit small-cap market sectors during the downturn were those that previously had gained the most ground, including industrials and materials companies. Although inflation concerns eased and stocks began to rebound over the summer, it was not enough to fully offset earlier weakness.

In this changing environment, the fund received strong contributions to relative performance from information technology companies. Our emphasis on manufacturers of semiconductors and semiconductor equipment helped support the fund's returns, as did our stock selection strategy within those industries. Advanced Energy Industries, which makes components for flat-panel televisions, gained value as its cost structure improved due to expanded operations in China. Atheros Communications, Silicon Laboratories and Varian Semiconductor Equipment Associates benefited from sales of new products, and JDS Uniphase saw improved capital spending by telecommunications companies.

In the consumer discretionary sector, we reduced the fund's holdings of homebuilders early in the reporting period, which helped the fund avoid the full brunt of subsequent weakness as the U.S. housing market softened. In addition, the fund received good results from retailers such as Children's Place Retail Stores, Ann Taylor Stores, Coldwater Creek and Dick's Sporting Goods.

However, gains in these sectors were offset by some disappointments. In the consumer staples sector, private label beverage maker Cott Corp. declined due to higher costs for raw materials, which eroded earnings. In addition, the fund did not own some of the benchmark's better-performing energy companies, and coal producer Massey Energy was hurt by production problems. In the materials sector, where some top performers were too small and illiquid to meet our investment criteria, the fund did not hold several companies that received takeover offers during the reporting period.

What is the fund's current strategy?

We recently have trimmed the fund's holdings of energy, industrials and materials stocks due to concerns

regarding slower global economic growth and softer industrial demand. We have reallocated those assets primarily to the consumer staples, utilities and telecommunications areas, which generally are considered more defensive. In addition, we have increased the fund's weighted average market capitalization to a range that is slightly higher than that of the benchmark. In our view, these are prudent strategies as the economy moves to the next phase of its cycle.

September 15, 2006

---

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
  Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.
2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

FUND PERFORMANCE



23,500

19,500

Dollars

15,500

11,500

7,500

Mellon Small Cap Stock Fund (Class M shares) ———
Standard & Poor's SmallCap 600 Index† - - - - - -

$21,873

$18,988

1/1/98 98   99   00   01   02   03   04   05   06

Years Ended 8/31

Comparison of change in value of $10,000 investment in Mellon Small Cap Stock Fund Class M shares and the Standard & Poor's SmallCap 600 Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	From Inception
Class M shares	1/1/98	5.04%	9.03%	7.69%
Investor shares	7/11/01	4.78%	8.73%	8.53%

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

The above graph compares a $10,000 investment made in Class M shares of Mellon Small Cap Stock Fund on 1/1/98 (inception date) to a $10,000 investment made in the Standard & Poor's SmallCap 600 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of overall small-cap stock market performance which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.



DISCUSSION OF
FUND PERFORMANCE

D. Kirk Henry and Remi J. Browne,
Portfolio Managers

How did Mellon International Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund's Class M shares produced a total return of 21.86%, and its Investor shares produced a total return of 21.49%.[1] The fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index"), produced a total return of 24.28% for the same period.[2]

While strong global economic growth continued to fuel a rally in international markets during the first half of the reporting period, intensifying concerns regarding a potential economic slowdown in the spring produced heightened market volatility over the remainder of the reporting period. We attribute the fund's modest underperformance relative to the Index to some disappointing stock selections, primarily in France and Japan.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of foreign issuers.

Since June 30, 2005, the fund generally invests most of its cash inflows (purchases of fund shares and reinvested distributions) in accordance with a core investment style under the direction of the fund's co-primary portfolio manager, Remi J. Browne. The fund's portfolio as of June 30, 2005, will continue to be managed in accordance with the value-oriented investment style under the direction of the fund's other co-primary portfolio manager, D. Kirk Henry. The allocation of cash inflows and outflows will be at the discretion of the investment adviser depending on the circumstances; however, under normal circumstances, generally between 90% and 100% of cash inflows will be allocated to the core investment style. We believe that by implementing a core investment style with respect to such assets, the fund may take advantage of investment opportunities in international markets that may not fall within the value-oriented investment style previously employed for the fund's entire portfolio.

Pursuant to the core investment style, under normal circumstances, at least 80% of the fund's cash inflows allocated to this style is invested in equity securities of companies located in the foreign countries represented in the Index and Canada.

The fund will continue to invest in stocks that appear to be undervalued (as measured by their price/earnings ratios), but stocks purchased pursuant to the core investment style may have value and/or growth characteristics. The core investment style portfolio manager employs a "bottom-up" investment approach which emphasizes individual stock selection. The core investment style stock selection process is designed to produce a diversified portfolio that, relative to the Index, has a below-average price/earnings ratio and an above-average earnings growth trend.

The fund's investment approach for the portion of the fund using the value-oriented investment style is research-driven and risk-averse. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors: value, business health and business momentum.

What other factors influenced the fund's performance?

When the reporting period began, the international equity markets were in the midst of their third calendar year of solid performance, as corporate restructuring efforts and positive earnings announcements overshadowed concerns about potentially rising interest rates. However, beginning in May, fears of a possible economic slowdown in the United States triggered a major sell-off in the global equity markets. Investors moved quickly to shed what they perceived to be riskier investments, including commodity stocks and emerging-markets equities. Although the correction proved to be relatively short-lived, it nonetheless resulted in a modest retrenchment across countries and market sectors.

While these market trends influenced the fund's absolute returns, its performance relative to the benchmark was hindered mainly by company-specific factors. For instance, France Telecom disappointed due to its unsuccessful attempt to move into wireless services. Also in France, consumer electronics and media conglomerate Thomson reported inconsistent earnings after a shift in the firm's business mix. Valeo, the French auto parts manufacturer, was unable to pass along higher raw materials input costs to its customers. In Japan, two banking firms, Takefuji and Aiful, fell sharply following a recommendation by the country's regulatory body to overhaul the lending practices of consumer finance companies.

The fund received stronger contributions from a diverse array of holdings in Hong Kong, Italy and the United Kingdom. Bank of East Asia posted solid gains during the reporting period, a beneficiary of Hong Kong's exposure to Mainland China's borrowing needs. In Italy, banking firms Unicredito and Banco Popolare di Verona e Novara enjoyed better-than-expected earnings due to strong consumer lending, asset management fees and solid cost control measures. In the U.K., Marks & Spencer, the clothing and food retailer, rallied on the heels of its restructuring efforts. Finally, Anglo American, the U.K.-based global mining firm, posted strong results due to increased demand for commodities.

What is the fund's current strategy?

As always, our strategy is to identify undervalued securities across a wide range of countries or sectors. We believe the international equity market's short-lived correction created a number of new investment opportunities, including U.K. insurance and asset management firm Friends Provident and Rio Tinto PLC. Conversely, we sold positions that reached our price targets, including Bank of East Asia, French cement producer Lafarge, and German automaker Volkswagen.

September 15, 2006

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC.— Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon International Fund Class M shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

---

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	From Inception
Class M shares	7/15/98	21.86%	12.44%	7.89%
Investor shares	7/11/01	21.49%	12.52%	12.32%

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon International Fund on 7/15/98 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date. For comparative purposes, the value of the Index on 6/30/98 is used as the beginning value on 7/15/98. All dividends and capital gain distributions are reinvested.

Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and those of another CTF) were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada. The Index consists of 21 MSCI developed market country indices. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.



DISCUSSION OF
FUND PERFORMANCE

D. Kirk Henry and Remi J. Browne,
Portfolio Managers

How did Mellon Emerging Markets Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund's Class M shares produced a total return of 24.59%, and the fund's Investor shares produced a total return of 24.29%.[1] In comparison, the Morgan Stanley Capital International Emerging Markets Index (the "Index"), the fund's benchmark, provided a total return of 30.99% for the same period.[2]

We attribute the market's strong returns to rising global demand for the natural resources that are produced by many developing nations. The fund's returns fell short of the benchmark, primarily due to its lack of exposure to companies that we deemed too expensive for our value-oriented investment discipline.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue its goal, the fund invests at least 80% of its assets in equity securities of companies organized, or with a majority of assets or operations, in countries considered to be emerging markets.

Since June 30, 2005, the fund generally invests most of its cash inflows (purchases of fund shares and reinvested distributions) in accordance with a core investment style under the direction of the fund's co-primary portfolio manager, Remi J. Browne. The fund's portfolio as of June 30, 2005, will continue to be managed in accordance with the value-oriented investment style under the direction of the fund's other co-primary portfolio manager, D. Kirk Henry. The allocation of cash inflows and outflows will be at the discretion of the investment adviser depending on the circumstances; however, under normal circumstances, generally between 90% and 100% of cash inflows will be allocated to the core investment style. We believe that by implementing a core investment style with respect to such assets, the fund may take advantage of investment opportunities in emerging markets that may not fall within the value-oriented investment style previously employed for the fund's entire portfolio.

Pursuant to the core investment style, under normal circumstances, at least 80% of the fund's cash inflows allocated to this style are invested in equity securities of companies located in the foreign countries represented in the Index.

The fund will continue to invest in stocks that appear to be undervalued (as measured by their price/earnings ratios), but stocks purchased pursuant to the core investment style may have value and/or growth characteristics. The core investment style portfolio manager employs a "bottom-up" investment approach which emphasizes individual stock selection. The core investment style stock selection process is designed to produce a diversified portfolio that, relative to the Index, has a below-average price/earnings ratio and an above-average earnings growth trend.

When choosing stocks for the portion of the fund using the value-oriented investment style, we use a research-driven and risk-averse approach. We identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, we focus on three key factors: value, business health and business momentum.

What other factors influenced the fund's performance?

A growing global economy helped drive many emerging markets stocks higher. Rich in iron ore, oil, copper and other natural resources, the emerging markets benefited from greater global demand for the commodities and construction materials needed to build the world's industrial infrastructures. However, beginning in May 2006, fears of an economic slowdown in the United States triggered a major sell-off in the global equity markets. Investors moved quickly to shed what they perceived to be riskier investments, including emerging-markets equities. The correction proved to be short-lived, and by the end of the reporting period the fund's performance had rebounded strongly.

The fund achieved particularly attractive results from its holdings in Russia, Brazil and South Africa. In Russia, major oil and gas exporters LUKOIL and Gazprom and steel producer Novolipetsk Iron benefited from rising commodity prices and increased global demand. In Brazil, integrated oil and gas producer Petrobras and electric utility Centrais Eletricas Brasileiras gained value due to long-awaited regulatory reforms. In South Africa, a strong local currency and low inflation enabled the country's central bank to reduce interest rates, helping to fuel gains in banking firm Nedbank Group.

On the other hand, the fund's relative performance was hindered by its relatively limited exposure to the benchmark's metals producers, which we viewed as too richly valued. Similarly, the fund's limited exposure to Chinese financial companies hindered returns during a period of increased consumer lending. In India, lack of exposure to software developers, industrial firms and consumer discretionary stocks detracted from performance. Finally, the fund did not participate in gains achieved by Mexico's large department stores and a mobile phone operator.

What is the fund's current strategy?

After three years of generally strong performance in the emerging markets, we viewed the recent pullback as a healthy, cyclical correction. We have taken this opportunity to increase the fund's exposure to companies that now appear more attractively valued, including certain Turkish banks, South Korean retailers and South African consumer companies. Conversely, we sold some of the fund's energy holdings and Taiwanese financials that had appreciated to richer valuations.

Effective September 25, 2006, Daniel B. LeVan will replace Remi J. Browne as co-primary portfolio manager.

September 15, 2006

---

1 Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.

2 SOURCE: LIPPER INC. - Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 25 emerging market countries in Europe, Latin America and the Pacific Basin.



27,500

22,500

Dollars

17,500

12,500

7,500

Mellon Emerging Markets Fund
(Class M shares)
Morgan Stanley Capital International
Emerging Markets Index†

$27,083

$23,546

10/2/00   01   02   03   04   05   06

Years Ended 8/31

Comparison of change in value of $10,000 investment in Mellon Emerging Markets Fund Class M shares and the Morgan Stanley Capital International Emerging Markets Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	From Inception
Class M shares	10/2/00	24.59%	23.23%	18.36%
Investor shares	7/11/01	24.29%	22.97%	21.78%

†   Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon Emerging Markets Fund on 10/2/00 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International Emerging Markets Index (the "Index") on that date. For comparative purposes, the value of the Index on 9/30/00 is used as the beginning value on 10/2/00. All dividends and capital gain distributions are reinvested.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a market capitalization-weighted index composed of companies representative of the market structure of 25 emerging market countries in Europe, Latin America and the Pacific Basin. The Index excludes closed markets and those shares in otherwise free markets, which are not purchasable by foreigners. The Index includes gross dividends reinvested and does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.



DISCUSSION OF FUND PERFORMANCE

Michael D. Weiner and John F. Flahive, Portfolio Managers

How did Mellon Balanced Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund's Class M shares produced a total return of 7.22% while its Investor shares produced a total return of 6.93%.[1] In comparison, the fund's benchmark, a blended index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index, produced a 6.01% total return for the same period.[2] Separately, the S&P 500 Index and the Lehman Brothers U.S. Aggregate Index produced total returns of 8.87% and 1.71%, respectively, for the same period.

The stock market was driven higher by robust economic growth, while the bond market achieved a positive total return for the reporting period after inflation concerns eased, sparking a rally during the summer of 2006. The fund produced higher returns than its benchmark, primarily due to strong security selections in the materials and consumer discretionary sectors of the equity portfolio.

On a separate note, effective March 15, 2006, John F. Flahive became the primary portfolio manager of the fixed-income portion of the fund's portfolio.

What is the fund's investment approach?

The fund seeks long-term growth of principal in conjunction with current income. To pursue its goal, the fund may invest in equity securities, income-producing bonds, Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund. The fund has established target allocations for its assets of 60% in the aggregate to equity securities and 40% to bonds and money market instruments. The fund may deviate from these targets within ranges of 15% above or below the target amount. The fund's investments in each of Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund,

Mellon International Fund and Mellon Emerging Markets Fund are subject to a separate limit of 20% of the fund's total assets, as is the fund's investment in money market instruments.

With respect to the equity portion of the fund's portfolio, individual stocks are chosen through a computer model, fundamental analysis and risk management. Our computer model identifies and ranks stocks within each industry or sector, based on value, or how a stock is priced relative to its perceived intrinsic worth; growth, in this case the sustainability or growth of earnings; and financial profile, which measures the financial health of the company.

With respect to the fixed-income portion of the fund's portfolio, the fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio duration of bonds will not exceed eight years. We choose debt securities based on their yields, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets.

What other factors influenced the fund's performance?

Although strong economic growth and low inflation expectations helped support stock and bond prices, respectively, over the first half of the reporting period, the markets' advances were relatively limited over the second half due to intensifying inflationary pressures and concerns regarding future economic growth. These factors drove stock and bond prices lower in the spring of 2006, but both markets rallied in the summer as oil prices moderated and the Federal Reserve Board refrained from raising short-term interest rates in August.

The fund's stock portfolio achieved particularly strong returns in the materials sector by focusing on companies providing raw materials to many of the world's developing nations. Top performers included mineral producer Freeport-McMoRan Copper & Gold and global metal and mining company Inco. In the consumer discretionary sector, coffee specialist Starbucks, clothing retailer Coldwater Creek, media giant News Corp. and hotel operator Starwood Hotels & Resorts Worldwide contributed positively to the fund's performance.

However, the fund's relative performance suffered in the health care sector and, to a lesser degree, in the technology and telecommunications services sectors. Medical device maker Boston Scientific encountered problems digesting a recent acquisition, while Kinetic Concepts, a medical technology company, was hurt by competitive pressures and erosion of its patent advantages. Computer maker Dell experienced competitive pressure from low-cost Asian producers, and telecommunications services provider Sprint Nextel lost value when unexpected expenditures detracted from earnings.

A relatively long average duration early in the reporting period helped the fund's bond portfolio participate more fully in the strength at the longer end of the maturity spectrum, and a shorter-than-average duration in the spring of 2006 limited the fund's sensitivity to heightened volatility. However, the fund's relatively short average duration limited its participation in the subsequent summertime rally.

What is the fund's current strategy?

Over the reporting period, we reduced the fund's asset mix from 72% stocks and 28% bonds to roughly 60% stocks and 40% bonds. We did so primarily by taking profits in small- to midcap holdings and companies serving emerging markets. In our view, an allocation that more closely approximates the fund's benchmark is prudent until the current economic uncertainty subsides.

September 15, 2006

---

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Mellon Balanced Fund (Class M shares) ———————
Standard & Poor's 500 Composite Stock Price Index† - - - - - - -
Lehman Brothers U.S. Aggregate Index† ● ● ● ● ● ● ●
Customized Blended Index† — — — —

14,500

12,500

10,500

8,500

6,500

Dollars

$14,162

$12,544

$11,801

$10,020

10/2/00   01   02   03   04   05   06

Years Ended 8/31

Comparison of change in value of $10,000 investment in Mellon Balanced Fund Class M shares with the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers U.S. Aggregate Index, and the Customized Blended Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	From Inception
Class M shares	10/2/00	7.22%	6.02%	3.91%
Investor shares	7/11/01	6.93%	5.78%	5.43%

†   *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon Balanced Fund on 10/2/00 (inception date) to a $10,000 investment made in three different indices: (1) the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), (2) the Lehman Brothers U.S. Aggregate Index (the "Lehman Index") and (3) the Customized Blended Index on that date. The Customized Blended Index is calculated on a year-to-year basis. For comparative purposes, the value of each index on 9/30/00 is used as the beginning value on 10/2/00. All dividends and capital gain distributions are reinvested.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Index is a widely accepted, unmanaged index of corporate, government and government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The indices do not take into account charges, fees and other expenses. The Customized Blended Index is composed of the S&P 500 Index, 60%, and the Lehman Index, 40%. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon equity fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2006

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon Large Cap Stock Fund			
Expenses paid per $1,000†	$ 4.04	$ 5.30	–
Ending value (after expenses)	$1,005.00	$1,003.70	–
Mellon Income Stock Fund			
Expenses paid per $1,000†	$ 4.16	$ 5.44	–
Ending value (after expenses)	$1,038.00	$1,035.60	–
Mellon Mid Cap Stock Fund			
Expenses paid per $1,000†	$ 4.46	$ 5.70	$ 9.40
Ending value (after expenses)	$ 967.10	$ 965.90	$962.20
Mellon Small Cap Stock Fund			
Expenses paid per $1,000†	$ 4.96	$ 6.24	–
Ending value (after expenses)	$ 966.10	$ 964.90	–
Mellon International Fund			
Expenses paid per $1,000†	$ 5.77	$ 7.12	–
Ending value (after expenses)	$1,079.60	$1,077.90	–
Mellon Emerging Markets Fund			
Expenses paid per $1,000†	$ 7.66	$ 8.97	–
Ending value (after expenses)	$1,000.00	$ 999.20	–
Mellon Balanced Fund			
Expenses paid per $1,000†	$ 3.04	$ 4.30	–
Ending value (after expenses)	$1,011.40	$1,009.30	–

† *Expenses are equal to the Mellon Large Cap Stock Fund's annualized expense ratio of .80% for Class M and 1.05% for Investor Shares, Mellon Income Stock Fund .81% for Class M and 1.06% for Investor Shares, Mellon Mid Cap Stock Fund .90% for Class M, 1.15% for Investor Shares and 1.90% for Dreyfus Premier Shares, Mellon Small Cap Stock Fund 1.00% for Class M and 1.26% for Investor Shares, Mellon International Fund 1.10% for Class M and 1.36% for Investor Shares, Mellon Emerging Markets Fund 1.52% for Class M and 1.78% for Investor Shares and Mellon Balanced Fund .60% for Class M and .85% for Investor Shares, multiplied by the respective fund's average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon Large Cap Stock Fund			
Expenses paid per $1,000†	$ 4.08	$ 5.35	–
Ending value (after expenses)	$1,021.17	$1,019.91	–
Mellon Income Stock Fund			
Expenses paid per $1,000†	$ 4.13	$ 5.40	–
Ending value (after expenses)	$1,021.12	$1,019.86	–
Mellon Mid Cap Stock Fund			
Expenses paid per $1,000†	$ 4.58	$ 5.85	$ 9.65
Ending value (after expenses)	$1,020.67	$1,019.41	$1,015.63
Mellon Small Cap Stock Fund			
Expenses paid per $1,000†	$ 5.09	$ 6.41	–
Ending value (after expenses)	$1,020.16	$1,018.85	–
Mellon International Fund			
Expenses paid per $1,000†	$ 5.60	$ 6.92	–
Ending value (after expenses)	$1,019.66	$1,018.35	–
Mellon Emerging Markets Fund			
Expenses paid per $1,000†	$ 7.73	$ 9.05	–
Ending value (after expenses)	$1,017.54	$1,016.23	–
Mellon Balanced Fund			
Expenses paid per $1,000†	$ 3.06	$ 4.33	–
Ending value (after expenses)	$1,022.18	$1,020.92	–

† Expenses are equal to the Mellon Large Cap Stock Fund's annualized expense ratio of .80% for Class M and 1.05% for Investor Shares, Mellon Income Stock Fund .81% for Class M and 1.06% for Investor Shares, Mellon Mid Cap Stock Fund .90% for Class M, 1.15% for Investor Shares and 1.90% for Dreyfus Premier Shares, Mellon Small Cap Stock Fund 1.00% for Class M and 1.26% for Investor Shares, Mellon International Fund 1.10% for Class M and 1.36% for Investor Shares, Mellon Emerging Markets Fund 1.52% for Class M and 1.78% for Investor Shares and Mellon Balanced Fund .60% for Class M and .85% for Investor Shares, multiplied by the respective fund's average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Mellon Large Cap Stock Fund

Common Stocks–99.5%	Shares	Value ($)		Shares	Value ($)
Consumer Discretionary–11.7%			**Energy (continued)**		
Aeropostale	191,400 a	4,861,560	Devon Energy	232,712	14,542,173
Bed Bath & Beyond	152,600 a	5,147,198	Exxon Mobil	868,780	58,790,343
Best Buy	283,500 b	13,324,500	Hess	327,390	14,987,914
Chico's FAS	278,530 a,b	5,136,093	Hugoton Royalty Trust	19,004	537,053
Coach	152,600 a	4,606,994	Occidental Petroleum	398,220	20,305,238
Coldwater Creek	441,060 a	12,115,918	Suncor Energy	175,180	13,590,464
Family Dollar Stores	348,300 b	8,906,031	Transocean	152,800 a	10,199,400
Federated Department Stores	268,000	10,178,640	XTO Energy	318,820	14,592,391
Fortune Brands	105,110 b	7,630,986			**182,810,312**
Harley-Davidson	246,700 b	14,434,417			
McDonald's	310,060	11,131,154	**Financial–19.9%**		
Meredith	170,000 b	8,047,800	Allstate	186,640	10,813,922
News, Cl. B	1,534,740 b	30,495,284	American Express	150,890	7,927,760
Nike, Cl. B	159,700	12,897,372	American International Group	584,340	37,292,579
Starbucks	413,660 a	12,827,597	Bank of America	411,675	21,188,912
Starwood Hotels			Bear Stearns Cos.	53,460	6,968,511
& Resorts Worldwide	221,200	11,781,112	Capital One Financial	226,370	16,547,647
Target	335,250	16,222,747	Citigroup	591,239	29,177,645
Thor Industries	56,230	2,371,781	Commerce Bancorp/NJ	138,800 b	4,623,428
Time Warner	902,580	15,000,880	Fannie Mae	193,240	10,174,086
		207,118,064	Freddie Mac	251,630	16,003,668
Consumer Staples–8.9%			Goldman Sachs Group	142,810	21,228,706
Anheuser-Busch Cos.	362,900	17,920,002	Host Hotels & Resorts	135,418 b	3,052,322
Avon Products	167,900	4,820,409	JPMorgan Chase & Co.	958,536	43,766,754
Coca-Cola	163,140	7,310,303	Lehman Brothers Holdings	196,460	12,536,113
General Mills	315,940	17,133,426	Morgan Stanley	156,900	10,322,451
PepsiCo	418,817	27,340,374	PNC Financial Services Group	184,500	13,060,755
Procter & Gamble	684,943	42,397,972	Radian Group	78,250	4,685,610
Wal-Mart Stores	495,884	22,175,932	Simon Property Group	138,100 b	11,709,499
Walgreen	391,300 b	19,353,698	St. Paul Travelers Cos.	495,150	21,737,085
		158,452,116	US Bancorp	449,269	14,408,057
Energy–10.3%			Wachovia	176,380	9,635,639
Apache	187,290	12,226,291	Wells Fargo & Co.	778,480	27,052,180
ConocoPhillips	363,220	23,039,045			**353,913,329**

Mellon Large Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Health Care–13.2%			
Abbott Laboratories	524,380		25,537,306
Aetna	343,660		12,808,208
Amgen	368,710	a	25,046,470
Boston Scientific	887,620	a	15,480,093
Johnson & Johnson	364,690		23,580,855
Medtronic	341,000		15,992,900
Novartis, ADR	238,400		13,617,408
Pfizer	1,557,446		42,923,212
Sanofi-Aventis, ADR	256,000		11,507,200
UnitedHealth Group	691,040		35,899,528
Wyeth	238,038		11,592,451
			233,985,631
Industrial–11.0%			
ACCO Brands	1	a,b	22
Caterpillar	262,200		17,396,970
Cooper Industries, Cl. A	105,700		8,654,716
Danaher	232,400		15,405,796
General Dynamics	251,100		16,961,805
General Electric	1,428,366		48,650,146
Goodrich	223,200		8,693,640
Honeywell International	298,510		11,558,307
Ingersoll-Rand, Cl. A	294,800		11,208,296
ITT Industries	164,240		8,039,548
Textron	112,800	b	9,459,408
Tyco International	506,330		13,240,530
United Technologies	333,940		20,941,377
WESCO International	75,900	a	4,440,150
			194,650,711
Information Technology–14.9%			
Amdocs	242,190	a	9,191,110
Apple Computer	272,900	a	18,516,265
Cisco Systems	1,599,934	a	35,182,549
Corning	598,900	a	13,319,536
Information Technology (continued)			
Dell	693,522	a	15,638,921
eBay	516,020	a	14,376,317
Electronic Arts	186,500	a,b	9,505,905
Google, Cl. A	81,700	a	30,925,901
Intel	640,178		12,509,078
Linear Technology	286,190	b	9,733,322
Marvell Technology Group	288,400	a,b	5,049,884
Microsoft	1,717,446		44,121,188
Motorola	1,093,600		25,568,368
Qualcomm	525,260		19,786,544
			263,424,888
Materials–3.7%			
Air Products & Chemicals	327,220		21,691,414
Cia Vale do Rio Doce, ADR	523,980	b	11,234,131
Freeport-McMoRan Copper & Gold, Cl. B	336,980		19,615,606
Inco	160,390	a,b	12,502,401
			65,043,552
Telecommunication Services–2.4%			
AT & T	377,409		11,748,742
Embarq	45,150		2,128,822
NII Holdings	113,200	a,b	6,039,220
Qwest Communications International	907,200	a,b	7,992,432
Sprint Nextel	903,006		15,278,862
			43,188,078
Utilities–3.5%			
Allegheny Energy	152,700	a	6,373,698
Dynegy, Cl. A	963,000	a	5,970,600
Entergy	136,640		10,610,096
Exelon	333,840		20,357,563
PPL	334,940		11,712,852

Mellon Large Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
TXU	99,500	6,587,895
		61,612,704
Total Common Stocks		
(cost $1,281,043,153)		**1,764,199,385**
Other Investment—.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $7,612,000)	7,612,000 ᶜ	**7,612,000**

Investment of Cash Collateral for Securities Loaned—3.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $65,148,934)	65,148,934 ᶜ	**65,148,934**
Total Investments		
(cost $1,353,804,087)	**103.6%**	**1,836,960,319**
Liabilities, Less Cash		
and Receivables	**(3.6%)**	**(63,226,082)**
Net Assets	**100.0%**	**1,773,734,237**

ADR—American Depository Receipts
a Non-income producing security.
b All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $67,193,885 and the total market value of the collateral held by the fund is $69,475,221, consisting of cash collateral of $65,148,934 and U.S. Government and agency securities valued at $4,326,287.
c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	19.9	Consumer Staples	8.9
Information Technology	14.9	Money Market Investments	4.1
Health Care	13.2	Materials	3.7
Consumer Discretionary	11.7	Utilities	3.5
Industrial	11.0	Telecommunication Services	2.4
Energy	10.3		**103.6**

† Based on net assets.
See notes to financial statements.

STATEMENT OF INVESTMENTS
August 31, 2006

Mellon Income Stock Fund

Common Stocks–96.6%	Shares	Value ($)		Shares	Value ($)
Banking–10.2%			**Financial (continued)**		
Compass Bancshares	49,200	2,853,600	Bank of America	347,418	17,881,604
Freddie Mac	114,100	7,256,760	Chubb	44,580	2,236,133
North Fork Bancorporation	179,300	4,919,992	Cincinnati Financial	43,500	2,029,710
SunTrust Banks	40,500	3,094,200	Citigroup	296,055	14,610,314
U.S. Bancorp	200,406	6,427,021	Hartford Financial Services Group	40,640	3,489,350
Wachovia	100,020	5,464,093	Host Hotels & Resorts	141,700	3,193,918
Washington Mutual	117,200	4,909,508	JPMorgan Chase & Co.	226,549	10,344,227
Wells Fargo & Co.	234,200	8,138,450	Lehman Brothers Holdings	32,112	2,049,067
		43,063,624	Mack-Cali Realty	86,000	4,570,900
			Morgan Stanley	22,400	1,473,696
Consumer Discretionary–4.1%			Prologis	89,600	5,058,816
CBS, Cl. B	86,300	2,463,865	Simon Property Group	25,860	2,192,669
Federated Department Stores	79,200	3,008,016	St. Paul Travelers Cos.	76,501	3,358,394
Harrah's Entertainment	53,300	3,323,788	T. Rowe Price Group	70,400	3,101,824
Newell Rubbermaid	81,000 a	2,186,190			**86,868,364**
Regal Entertainment Group, Cl. A	153,100 a	3,020,663			
Starwood Hotels & Resorts Worldwide	20,000	1,065,200	**Health Care–9.9%**		
Tupperware Brands	132,300 a	2,382,723	Bristol-Myers Squibb	184,800	4,019,400
		17,450,445	Eli Lilly & Co.	145,760	8,152,357
			GlaxoSmithKline, ADR	106,900	6,069,782
Consumer Staples–8.6%			Merck & Co.	48,300	1,958,565
Altria Group	74,690	6,238,856	Novartis, ADR	28,270	1,614,782
Avon Products	95,500	2,741,805	Pfizer	571,068	15,738,634
Coca-Cola	143,900	6,448,159	Wyeth	87,789	4,275,324
Diageo, ADR	34,800	2,488,200			**41,828,844**
General Mills	60,800	3,297,184			
PepsiCo	27,472	1,793,372	**Industrial–7.8%**		
Procter & Gamble	169,720	10,505,668	Emerson Electric	27,500	2,259,125
Reynolds American	23,540 a	1,531,748	General Dynamics	27,200	1,837,360
Whole Foods Market	21,400	1,147,468	General Electric	248,692	8,470,450
		36,192,460	Honeywell International	80,200	3,105,344
			Lincoln Electric Holdings	22,700	1,249,181
Energy–12.2%			Pitney Bowes	78,400	3,417,456
Chevron	85,306	5,493,706	Raytheon	38,200	1,803,422
ConocoPhillips	211,060	13,387,536	Raytheon (warrants 6/16/2011)	299 b	4,171
Exxon Mobil	277,606	18,785,598	Textron	27,100	2,272,606
Halliburton	117,200	3,823,064	United Technologies	67,696	4,245,216
Marathon Oil	43,300	3,615,550	Waste Management	126,100	4,322,708
Occidental Petroleum	128,220	6,537,938			**32,987,039**
		51,643,392			
Financial–20.6%			**Information Technology–5.0%**		
Allstate	67,100	3,887,774	Automatic Data Processing	98,700	4,658,640
American International Group	32,900	2,099,678	Hewlett-Packard	266,630	9,747,993
Archstone-Smith Trust	57,500	3,057,850	Lucent Technologies		
Arthur J. Gallagher & Co.	83,300 a	2,232,440	(warrants 12/10/2007)	2,788 b	655

Mellon Income Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Information Technology (continued)			**Utilities (continued)**		
Microchip Technology	96,100	3,282,776	FPL Group	45,900	2,040,255
Nokia, ADR	109,600	2,288,448	NSTAR	42,400 a	1,396,232
Qualcomm	30,100	1,133,867	PG & E	140,000	5,870,200
		21,112,379	PPL	158,880	5,556,034
Materials–4.2%			Southern	48,200	1,651,814
Air Products & Chemicals	33,360	2,211,434			**30,516,732**
Bemis	32,400	1,046,520	**Total Common Stocks**		
El Du Pont de Nemours & Co.	151,900	6,071,443	(cost $307,445,669)		**408,440,731**
International Paper	57,300	1,992,321			
Monsanto	68,880	3,267,667	**Other Investment–3.4%**		
Newmont Mining	21,600	1,107,000	**Registered Investment Company;**		
Phelps Dodge	12,900	1,154,550	Dreyfus Institutional Preferred		
Temple-Inland	22,100	983,892	Plus Money Market Fund		
		17,834,827	(cost $14,258,000)	14,258,000 c	**14,258,000**
Telecommunication Services–6.8%			**Investment of Cash Collateral**		
Alltel	85,550	4,637,666	**for Securities Loaned–2.6%**		
AT & T	401,415	12,496,049	**Registered Investment Company;**		
Citizens Communications	115,800	1,596,882	Dreyfus Institutional Cash		
Verizon Communications	257,091	9,044,461	Advantage Plus Fund		
Windstream	88,452	1,167,567	(cost $10,815,860)	10,815,860 c	**10,815,860**
		28,942,625	**Total Investments**		
Utilities–7.2%			(cost $332,519,529)	**102.6%**	**433,514,591**
Dominion Resources/VA	41,200	3,291,468	**Liabilities, Less Cash**		
DPL	36,200 a	1,006,360	**and Receivables**	**(2.6%)**	**(10,780,525)**
Duke Energy	171,964	5,158,920	**Net Assets**	**100.0%**	**422,734,066**
Exelon	74,540	4,545,449			

ADR—American Depository Receipts

a All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $10,334,381 and the total market value of the collateral held by the fund is $10,815,860.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	20.6	Telecommunication Services	6.8
Energy	12.2	Money Market Investments	6.0
Banking	10.2	Information Technology	5.0
Health Care	9.9	Materials	4.2
Consumer Staples	8.6	Consumer Discretionary	4.1
Industrial	7.8		
Utilities	7.2		**102.6**

† Based on net assets.

See notes to financial statements.

Mellon Mid Cap Stock Fund

Common Stocks–98.8%	Shares	Value ($)		Shares	Value ($)
Consumer Discretionary–13.2%			**Energy (continued)**		
Abercrombie & Fitch, Cl. A	346,100 a	22,333,833	Southwestern Energy	603,900 b	20,743,965
Aeropostale	327,880 a,b	8,328,152	Superior Energy Services	273,400 b	8,729,662
AnnTaylor Stores	197,300 a,b	7,852,540	Tesoro	117,000	7,559,370
Cablevision Systems (NY Group), Cl. A	323,200	7,524,096			**187,345,779**
Chico's FAS	621,700 b	11,464,148	**Financial–17.6%**		
Children's Place Retail Stores	257,500 a,b	14,927,275	AllianceBernstein Holding, LP	112,400	7,497,080
Circuit City Stores	400,100	9,446,361	AMB Property	200,600	11,199,498
Coldwater Creek	704,150 b	19,343,000	AmerUs Group	119,000	8,068,200
Dick's Sporting Goods	307,400 b	12,704,842	BlackRock/New York, Cl. A	46,600 a	6,064,990
Dollar Tree Stores	238,100 b	6,852,518	Brown & Brown	209,400	6,269,436
Family Dollar Stores	321,800	8,228,426	City National/Beverly Hills, CA	175,200	11,528,160
GameStop, Cl. A	267,900 a,b	11,701,872	Colonial BancGroup	444,800	10,893,152
Hilton Hotels	581,600 a	14,813,352	Compass Bancshares	210,300	12,197,400
ITT Educational Services	185,300 b	12,246,477	Cullen/Frost Bankers	172,500 a	10,170,600
Nordstrom	197,200	7,365,420	Developers Diversified Realty	196,140 a	10,611,174
Polo Ralph Lauren	224,600	13,249,154	Everest Re Group	147,800	13,890,244
Scientific Games, Cl. A	325,400 b	9,459,378	FelCor Lodging Trust	387,600	8,314,020
Thor Industries	312,000 a	13,160,160	General Growth Properties	194,000	8,794,020
		211,001,004	HCC Insurance Holdings	386,900	12,570,381
Consumer Staples–2.2%			International Securities Exchange, Cl. A	162,100 a	6,897,355
Estee Lauder Cos., Cl. A	115,700	4,264,702	Jefferies Group	435,200	10,845,184
Pepsi Bottling Group	256,100	8,966,061	Lazard, Cl. A	263,500	9,920,775
Performance Food Group	321,300 a,b	7,907,193	MGIC Investment	118,400 a	6,851,808
Smithfield Foods	457,600 a,b	13,741,728	People's Bank	214,900	7,768,635
SUPERVALU	1	29	Radian Group	261,546	15,661,374
		34,879,713	Raymond James Financial	296,100 a	8,207,892
Energy–11.7%			Rayonier	281,886	11,134,497
Arch Coal	230,300	7,542,325	RenaissanceRe Holdings	96,300	4,959,450
Cameron International	413,400 a,b	19,805,994	Security Capital Assurance	150,000 b	3,277,500
Consol Energy	169,200	6,170,724	Sunstone Hotel Investors	289,860 a	8,666,814
Diamond Offshore Drilling	92,300 a	6,689,904	TD Ameritrade Holding	445,600	7,806,912
FMC Technologies	126,600 b	7,446,612	W.R. Berkley	552,450	19,335,750
Forest Oil	145,300 b	4,921,311	Wilmington Trust	320,000	14,096,000
Foundation Coal Holdings	149,700	5,377,224	Zions Bancorporation	102,520	8,098,055
Newfield Exploration	378,860 a,b	16,381,906			**281,596,356**
Noble Energy	458,000 a	22,634,360	**Health Care–10.8%**		
Peabody Energy	458,420	20,202,569	C.R. Bard	98,770	7,425,529
Pioneer Natural Resources	112,650 a	4,698,632	Community Health Systems	249,700 b	9,678,372
Quicksilver Resources	223,300 a,b	8,400,546	Coventry Health Care	162,425 b	8,809,932
Smith International	477,500 a	20,040,675	DaVita	284,900 b	16,626,764
			Dentsply International	449,500	14,644,710

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Health Care (continued)			**Information Technology (continued)**		
Endo Pharmaceuticals Holdings	215,800 b	7,127,874	Electronics for Imaging	298,600 b	6,879,744
Health Net	156,100 b	6,526,541	Euronet Worldwide	58,200 a,b	1,414,260
Henry Schein	272,800 a,b	13,604,536	Factset Research Systems	167,820	7,400,862
Myogen	282,000 a,b	9,813,600	Harris	198,100	8,700,552
Omnicare	448,700 a	20,330,597	Integrated Device Technology	750,300 b	12,927,669
Pharmaceutical Product Development	391,800	14,935,416	Jabil Circuit	318,470	8,544,550
Sepracor	219,900 b	10,337,499	Mantech International, Cl. A	205,600 a,b	6,258,464
Varian Medical Systems	371,210 b	19,785,493	MEMC Electronic Materials	435,900 b	16,860,612
Vertex Pharmaceuticals	379,671 a,b	13,079,666	Microchip Technology	618,800 a	21,138,208
		172,726,529	Microsemi	265,450 a,b	7,371,547
Industrial—14.4%			Polycom	503,800 b	11,985,402
Aircastle	125,000 a	3,487,500	Powerwave Technologies	944,100 a,b	7,156,278
Airtran Holdings	399,300 a,b	4,571,985	Rackable Systems	203,800 b	5,657,488
AMETEK	236,700	10,149,696	Red Hat	274,000 b	6,367,760
C.H. Robinson Worldwide	461,800 a	21,159,676	Varian Semiconductor Equipment Associates	290,500 a,b	10,257,555
Canadian Pacific Railway	146,500	7,191,685	Western Digital	541,300 a,b	9,905,790
Cooper Industries, Cl. A	89,300	7,311,884			**234,038,445**
DRS Technologies	199,900 a	8,269,863	**Materials—5.1%**		
Dun & Bradstreet	135,600 a,b	9,534,036	Allegheny Technologies	124,600	7,145,810
Equifax	205,900	6,545,561	Ashland	140,500	8,871,170
Goodrich	195,600	7,618,620	Cytec Industries	212,000	11,310,200
Graco	272,300 a	10,292,940	Florida Rock Industries	88,300	3,283,877
Jacobs Engineering Group	189,200 b	16,477,428	Freeport-McMoRan Copper & Gold, Cl. B	273,000	15,891,330
Joy Global	185,775	8,088,643	Inco	53,800 b	4,193,710
Kansas City Southern	270,600 a,b	7,130,310	Martin Marietta Materials	111,700	9,199,612
Manpower	261,100	15,433,621	RPM International	510,500	9,602,505
NCI Building Systems	213,600 a,b	11,607,024	Texas Industries	81,600 a	3,830,304
Oshkosh Truck	236,800 a	12,242,560	Vulcan Materials	111,300	8,749,293
Precision Castparts	312,300	18,250,812			**82,077,811**
Republic Services	339,920	13,182,098	**Telecommunication Services—.7%**		
Terex	252,000 b	11,070,360	NII Holdings	203,700 b	**10,867,395**
WESCO International	345,000 a,b	20,182,500	**Utilities—8.4%**		
		229,798,802	Allegheny Energy	171,700 b	7,166,758
Information Technology—14.7%			Alliant Energy	426,600 a	15,609,294
Affiliated Computer Services, Cl. A	140,200 b	7,197,868	Aqua America	568,100 a	13,458,289
Amphenol, Cl. A	276,660 a	15,899,650	DPL	616,400 a	17,135,920
CheckFree	375,200 a,b	13,432,160	Dynegy, Cl. A	1,725,000 b	10,695,000
Citrix Systems	229,000 b	7,025,720	Energen	240,700 a	10,504,148
Cognizant Technology Solutions, Cl. A	345,400 b	24,146,914	Northeast Utilities	556,000	12,682,360
Comtech Telecommunications	252,000 b	8,247,960	OGE Energy	348,600 a	12,981,864
Digital River	190,800 b	9,261,432	PPL	347,700	12,159,069

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Questar	241,000	20,856,140
		133,248,842
Total Common Stocks		
(cost $1,332,889,219)		**1,577,580,676**
Other Investment—1.6%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $25,362,000)	25,362,000 c	**25,362,000**

Investment of Cash Collateral for Securities Loaned—4.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $77,379,153)	77,379,153 c	**77,379,153**
Total Investments		
(cost $1,435,630,372)	**105.2%**	**1,680,321,829**
Liabilities, Less Cash		
and Receivables	**(5.2%)**	**(83,144,055)**
Net Assets	**100.0%**	**1,597,177,774**

a All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $89,053,911 and the total market value of the collateral held by the fund is $91,111,070, consisting of cash collateral of $77,379,153 and U.S. Government and agency securities valued at $13,731,917.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	17.6	Utilities	8.4
Information Technology	14.7	Money Market Investments	6.4
Industrial	14.4	Materials	5.1
Consumer Discretionary	13.2	Consumer Staples	2.2
Energy	11.7	Telecommunication Services	.7
Health Care	10.8		**105.2**

† Based on net assets.

See notes to financial statements.

Mellon Small Cap Stock Fund

Common Stocks–98.4%	Shares	Value ($)		Shares	Value ($)
Consumer Discretionary–15.9%			**Energy (continued)**		
99 Cents Only Stores	495,300 a	5,626,608	St. Mary Land & Exploration	194,290 b	7,927,032
Children's Place Retail Stores	218,100 a,b	12,643,257	Tetra Technologies	83,700 a	2,327,697
Coldwater Creek	413,325 a	11,354,038	Unit	59,530 a	3,137,826
Dick's Sporting Goods	176,700 a,b	7,303,011	Veritas DGC	118,700 a	7,070,959
Domino's Pizza	216,400	5,290,980	W-H Energy Services	41,600 a,b	2,099,552
GameStop, Cl. A	200,800 a,b	8,770,944			**54,785,516**
Life Time Fitness	142,200 a	6,389,046			
Nautilus	199,300 b	2,467,334	**Financial–14.8%**		
Panera Bread, Cl. A	41,560 a,b	2,156,964	AmerUs Group	50,230	3,405,594
Penn National Gaming	144,100 a	4,772,592	Apollo Investment	298,516 b	5,961,364
PEP Boys-Manny Moe & Jack	505,100	6,485,484	Bank of Hawaii	113,000	5,516,660
PetMed Express	312,200 a,b	3,902,500	Cullen/Frost Bankers	68,900	4,062,344
Pinnacle Entertainment	190,000 a,b	4,898,200	East West Bancorp	63,690	2,579,445
Pool	119,300 b	4,541,751	Equity Inns	533,090	8,198,924
RC2	91,200 a,b	3,067,056	FelCor Lodging Trust	319,620	6,855,849
Ruth's Chris Steak House	296,000 a	5,884,480	First Midwest Bancorp/IL	89,740	3,351,789
Scientific Games, Cl. A	117,700 a	3,421,539	International Securities Exchange, Cl. A	88,400 b	3,761,420
True Religion Apparel	272,300 a,b	5,527,690	Investment Technology Group	59,200 a	2,735,632
Tween Brands	87,500 a	2,980,250	Max Re Capital	94,390	2,190,792
		107,483,724	Montpelier Re Holdings	339,300 b	6,124,365
Consumer Staples–5.3%			New Century Financial	67,900 b	2,628,409
Cott	213,800 a	3,617,496	Philadelphia Consolidated Holding	109,000 a	3,941,440
Delta & Pine Land	149,800	6,060,908	Phoenix Cos.	195,610	2,887,204
Flowers Foods	181,700	4,933,155	Sunstone Hotel Investors	294,100 b	8,793,590
Hain Celestial Group	124,600 a,b	2,934,330	SVB Financial Group	68,400 a	3,090,996
Hansen Natural	65,500 a	1,802,560	Texas Regional Bancshares, Cl. A	201,880	7,725,948
Jones Soda	357,000 a,b	2,716,770	UCBH Holdings	399,600 b	7,248,744
Performance Food Group	227,740 a,b	5,604,681	Whitney Holding	162,300	5,708,091
Rite Aid	1,385,700 a,b	6,013,938	Wintrust Financial	57,050	2,870,185
Sanderson Farms	60,960	1,905,610			**99,638,785**
		35,589,448	**Health Care–10.7%**		
Energy–8.1%			Alkermes	159,300 a	2,604,555
Acergy, ADR	174,700 a	3,109,660	AMERIGROUP	180,300 a	5,686,662
Atwood Oceanics	75,100 a	3,229,300	AMN Healthcare Services	143,000 a	3,432,000
Cabot Oil & Gas	69,000	3,523,140	Cerner	53,860 a,b	2,480,792
Cimarex Energy	120,350	4,609,405	Chemed	33,000	1,300,530
Foundation Coal Holdings	69,800	2,507,216	Cooper Cos.	42,900	2,144,142
Frontier Oil	146,200	4,780,740	Healthways	45,860 a	2,367,293
Helix Energy Solutions Group	206,300 a	7,934,298	IDEXX Laboratories	95,640 a	8,799,837
Oceaneering International	70,300 a	2,528,691	inVentiv Health	253,400 a	7,888,342
			Merit Medical Systems	1 a	14

Mellon Small Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Health Care (continued)			**Information Technology (continued)**		
MGI Pharma	161,500 a	2,443,495	Benchmark Electronics	211,700 a	5,279,798
Myogen	114,500 a,b	3,984,600	CommScope	201,910 a,b	5,897,791
Pediatrix Medical Group	57,640 a	2,639,912	Electronics for Imaging	288,600 a	6,649,344
Pharmaceutical Product Development	106,020	4,041,482	Factset Research Systems	45,050	1,986,705
Psychiatric Solutions	177,120 a,b	5,669,611	Flir Systems	249,500 a	6,911,150
Resmed	176,100 a	7,163,748	Gevity HR	125,700 b	3,231,747
Respironics	88,690 a	3,273,548	Itron	96,300 a	5,390,874
Sierra Health Services	69,640 a	2,987,556	j2 Global Communications	130,200 a,b	3,271,926
Sunrise Senior Living	97,900 a	2,889,029	JDS Uniphase	1,986,400 a,b	4,509,128
		71,797,148	Mantech International, Cl. A	114,400 a,b	3,482,336
			Micros Systems	41,900 a	2,005,334
Industrial—14.5%			Microsemi	80,030 a	2,222,433
Actuant, Cl. A	110,970 b	5,004,747	Netlogic Microsystems	109,800 a,b	3,240,198
Armor Holdings	88,630 a	4,685,868	Polycom	337,100 a	8,019,609
Clean Harbors	133,200 a,b	5,566,428	Rackable Systems	63,100 a	1,751,656
Corrections Corp. of America	118,500 a	7,446,540	Rudolph Technologies	246,400 a,b	4,410,560
DRS Technologies	65,100 b	2,693,187	Trimble Navigation	73,700 a,b	3,609,089
ESCO Technologies	73,600 a,b	3,756,544	Valueclick	200,200 a	3,533,530
Hexcel	163,500 a,b	2,455,770	Varian Semiconductor		
IDEX	62,220	2,612,618	Equipment Associates	299,970 a	10,591,941
JB Hunt Transport Services	246,600	4,845,690	Wright Express	214,400 a	5,767,360
Kansas City Southern	96,670 a,b	2,547,254			**108,006,822**
Landstar System	73,400	3,134,180			
Manitowoc	100,380	4,436,796	**Materials—5.6%**		
NCI Building Systems	87,000 a,b	4,727,580	Airgas	121,100	4,337,802
Oshkosh Truck	93,600	4,839,120	AK Steel Holding	741,700 a	9,352,837
Pacer International	190,330	5,239,785	Cleveland-Cliffs	46,540 b	1,697,314
Quanta Services	280,200 a,b	4,967,946	Commercial Metals	179,100	3,866,769
Skywest	123,200	2,977,744	Compass Minerals International	126,300	3,375,999
Teledyne Technologies	149,820 a	5,744,099	Nalco Holding	409,800 a	7,626,378
Terex	78,980 a	3,469,591	RTI International Metals	105,100 a,b	4,558,187
URS	125,670 a	5,095,919	Texas Industries	68,200	3,201,308
Wabtec	181,100	5,108,831			**38,016,594**
Watsco	56,490	2,482,171			
WESCO International	71,200 a	4,165,200	**Telecommunication Services—2.2%**		
		98,003,608	Alaska Communications		
			Systems Group	332,420 b	4,584,072
Information Technology—16.0%			SBA Communications, Cl. A	393,100 a	10,118,394
Ansys	90,880 a	4,247,731			**14,702,466**
aQuantive	144,900 a,b	3,593,520			
Axcelis Technologies	794,600 a,b	4,998,034	**Utilities—5.3%**		
BearingPoint	407,300 a	3,405,028	Dynegy, Cl. A	1,229,300 a	7,621,660
			Energen	96,380	4,206,023
			New Jersey Resources	98,600	4,896,476

Mellon Small Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
OGE Energy	243,700	9,075,388
UGI	386,900 b	9,595,120
		35,394,667
Total Common Stocks		
(cost $563,940,351)		**663,418,778**

Other Investment—1.8%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $12,376,000)	12,376,000 c	**12,376,000**

Investment of Cash Collateral for Securities Loaned—12.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $85,964,234)	85,964,234 c	**85,964,234**

Total Investments (cost $662,280,585)	113.0%	761,759,012
Liabilities, Less Cash and Receivables	(13.0%)	(87,899,364)
Net Assets	100.0%	673,859,648

ADR—American Depository Receipts

a Non-income producing security.

b All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $83,298,350 and the total market value of the collateral held by the fund is $87,586,778, consisting of cash collateral of $85,964,234 and U.S. Government and agency securities valued at $1,622,544.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	16.0	Energy	8.1
Consumer Discretionary	15.9	Materials	5.6
Financial	14.8	Consumer Staples	5.3
Money Market Investments	14.6	Utilities	5.3
Industrial	14.5	Telecommunication Services	2.2
Health Care	10.7		**113.0**

† Based on net assets.

See notes to financial statements.

Mellon International Fund

Common Stocks–96.5%	Shares	Value ($)		Shares	Value ($)
Australia–3.4%			**France (continued)**		
Amcor	2,823,692	14,467,909	Compagnie Generale des		
BHP Billiton	334,400	7,073,135	Etablissements Michelin, Cl. B	1,540	104,563
Caltex Australia	100,800	1,761,863	Credit Agricole	508,010	20,637,236
Coca-Cola Amatil	2,343,856	11,722,983	France Telecom	1,664,303	35,329,536
Commonwealth Bank of Australia	70,900	2,475,246	Lafarge	650	83,688
Insurance Australia Group	1,447,719	5,936,418	Lagardere	147,764	10,827,986
National Australia Bank	648,751	17,992,429	Peugeot	282,058	15,924,452
Pacific Brands	841,400	1,554,833	Rhodia	62,120	140,064
Qantas Airways	1,789,091	4,699,556	Sanofi-Aventis	358,565	32,178,001
QBE Insurance Group	230,800	4,205,060	Societe Generale	61,700	9,959,528
Tabcorp Holdings	1,202,862	13,906,172	Soitec	46,000 a	1,403,138
Telstra	460,400	1,265,621	Suez	42,600	1,821,709
		87,061,225	Thomson	838,405	13,415,267
Austria–.2%			Total	543,692	36,706,805
Boehler-Uddeholm	47,400	2,550,414	Total, ADR	139,022	9,374,254
OMV	30,300	1,615,577	Valeo	535,880	19,606,893
		4,165,991	Vallourec	7,140	1,600,734
Belgium–1.4%			Vinci	24,400	2,641,372
AGFA-Gevaert	65,900	1,545,813	Vivendi	160,200	5,510,485
Delhaize Group	19,100	1,454,683			**260,340,416**
Fortis	539,087	20,981,168			
InBev	111,700	5,799,797	**Germany–8.5%**		
KBC Groep	47,500	5,114,632	Allianz	86,851	14,732,574
		34,896,093	Bayerische Motoren Werke	34,930	1,806,510
Denmark–.1%			Continental	69,800	7,471,106
Danske Bank	34,400	**1,323,213**	Deutsche Bank	193,912	22,131,797
Finland–1.5%			Deutsche Post	1,495,760	37,883,632
Fortum	119,500	3,214,920	Deutsche Telekom	1,082,560	15,824,160
Kesko, Cl. B	50,800	2,150,239	E.ON	112,540	14,273,324
M-real, Cl. B	1,496,275	7,245,799	Hannover Rueckversicherung	525,130	20,249,596
Metso	64,000	2,381,001	Heidelberger Druckmaschinen	42,300	1,697,247
Nokia	404,400	8,470,556	Infineon Technologies	1,589,954 a	18,678,282
Nokia, ADR	67,340	1,406,059	MAN	34,000	2,600,812
Rautaruukki	66,100	1,930,720	Medion	175,462	2,101,734
UPM-Kymmene	513,636	12,173,353	Merck	21,600	2,140,964
		38,972,647	Metro	264,901	15,559,870
France–10.2%			MTU Aero Engines Holding	40,600	1,404,342
BNP Paribas	225,632	23,977,291	SAP	7,520	1,436,314
Bouygues	60,800	3,201,315	Siemens	393,175	33,369,893
Capgemini	49,100	2,689,690	ThyssenKrupp	108,200	3,684,387
Carrefour	214,050	13,206,409			**217,046,544**

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Greece−.6%			**Japan (continued)**		
Coca-Cola Hellenic Bottling	94,800	3,121,221	Fuji Photo Film	872,100	31,962,753
Public Power	499,951	11,951,492	Fujitsu	345,500	2,771,068
		15,072,713	Funai Electric	157,340	14,993,064
Hong Kong−.9%			Hino Motors	3,340,100	17,992,271
Bank of East Asia	396,300	1,763,077	Honda Motor	214,200	7,284,534
BOC Hong Kong Holdings	4,909,500	10,769,299	JS Group	673,500	14,150,245
China Mobile	645,400	4,340,121	Kao	800,200	21,347,760
Citic Pacific	1,714,400	5,477,845	Kirin Brewery	118,800	1,651,505
Wharf Holdings	303,500	1,026,327	Kobayashi Pharmaceutical	39,400	1,551,485
		23,376,669	Komatsu	366,000	6,691,413
Ireland−1.5%			Kubota	520,000	4,281,440
Allied Irish Banks	110,100	2,877,402	Kuraray	807,200	9,246,766
Bank of Ireland	1,557,000	29,521,156	Lawson	1,500	52,419
C & C Group	264,300	2,952,546	Mabuchi Motor	120,400	7,665,783
CRH	101,100	3,500,904	Makita	63,100	1,855,487
		38,852,008	Matsumotokiyoshi	454,252	11,034,462
Italy−4.5%			Matsushita Electric Industrial	127,600	2,729,819
AEM	799,800	2,095,356	Minebea	822,200	4,646,227
Banca Intesa	715,600	4,794,629	Mitsubishi	107,900	2,198,006
Benetton Group	3,963	59,299	Mitsubishi Electric	380,000	3,135,223
Capitalia	535,500	4,671,858	Mitsubishi Gas Chemical	276,400	3,017,843
Enel	992,570	8,862,923	Mitsubishi UFJ Financial Group	1,362	18,574,046
ENI	984,074	30,130,663	Mitsui Trust Holdings	872,300	10,215,557
Mediaset	1,836,043	21,216,435	Mizuho Financial Group	481	3,890,637
Saras	1,159,669 [a]	6,477,443	Nikon	108,000	1,956,105
UniCredito Italiano	2,744,900	21,872,576	Nippon Express	5,627,900	30,555,911
Unipol	4,003,817	13,810,613	Nippon Paper Group	2,103	7,815,112
		113,991,795	Nippon Suisan Kaisha	207,400	1,253,327
Japan−25.8%			Nippon Telegraph & Telephone	831	4,200,153
77 Bank	1,783,500	13,073,173	Nissan Motor	2,074,700	23,589,600
Aeon	934,900	23,546,810	Nomura Holdings	128,700	2,490,083
Aiful	302,933	12,135,394	ORIX	41,430	10,999,740
Ajinomoto	770,200	8,356,826	Ricoh	989,800	19,445,890
Astellas Pharma	434,000	17,607,841	Rinnai	385,900	10,722,642
Canon	425,801	21,194,782	Rohm	381,800	35,438,329
Daiichi Sankyo	61,600	1,701,121	Sankyo	38,200	2,067,505
Dainippon Sumitomo Pharma	107,800	1,278,991	Sekisui Chemical	2,155,300	18,921,449
Daiwa Securities Group	158,300	1,887,592	Sekisui House	1,465,500	21,759,224
Dentsu	8,032	23,344,658	SFCG	39,413	7,807,016
Diamond Lease	29,300	1,323,588	Shinsei Bank	2,998,000	18,474,784
East Japan Railway	191	1,411,438	SUMCO	37,100	2,466,482

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Japan (continued)			**Spain—2.6%**		
Sumitomo Electric Industries	181,800	2,347,556	ACS-Actividades de		
Sumitomo Metal Industries	915,000	3,766,844	Construccion y Servicios	98,200	4,404,399
Sumitomo Mitsui Financial Group	2,865	32,233,539	Banco Popular Espanol	2,300	36,095
Sumitomo Trust & Banking	370,000	3,945,195	Banco Santander Central Hispano	904,067	14,025,805
Takeda Pharmaceutical	56,900	3,768,276	Corp Mapfre	62,200	1,246,264
Takefuji	383,740	20,703,807	Gamesa Corp Tecnologica	62,153	1,309,818
TDK	206,500	15,999,020	Gas Natural SDG	405,020	13,558,102
Tokyo Electric Power	81,500	2,327,083	Repsol YPF	381,450	10,965,880
Tokyo Electron	39,100	2,572,785	Repsol YPF, ADR	581,751	16,707,889
Toshiba	242,000	1,724,372	Telefonica	288,400	4,950,888
Toyo Suisan Kaisha	103,800	1,582,768			**67,205,140**
Toyoda Gosei	500,600	10,666,951			
Toyota Motor	74,600	4,050,305	**Sweden—.9%**		
		655,453,880	Nordea Bank	235,500	2,956,991
			Skandinaviska Enskilda Banken, Cl. A	190,500	4,928,492
Netherlands—4.4%			Svenska Cellulosa, Cl. B	289,460	12,401,321
ABN AMRO Holding	734,501	20,945,975	Volvo, Cl. B	50,000	2,842,399
Aegon	939,232	16,773,307			**23,129,203**
ASML Holding	77,100 ᵃ	1,685,064			
Fugro	34,800	1,538,089	**Switzerland—6.8%**		
Heineken	54,300	2,518,903	Baloise Holding	17,350	1,444,894
ING Groep	232,400	10,048,308	Ciba Specialty Chemicals	456,710	25,585,111
Koninklijke DSM	74,400	2,943,291	Clariant	613,238	7,473,651
Koninklijke Philips Electronics	543,090	18,520,934	Credit Suisse Group	136,800	7,630,257
Koninklijke Philips Electronics			Nestle	99,265	34,135,450
(New York Shares)	157,830	5,416,726	Novartis	500,840	28,586,293
Royal Dutch Shell, Cl. A	890,536	30,791,964	Roche Holding	33,700	6,212,650
TNT	7,100	266,962	Sulzer	3,660	2,964,755
Wolters Kluwer	3,183	80,495	Swiss Reinsurance	345,182	26,334,571
		111,530,018	UBS	476,178	26,946,537
New Zealand—.1%			Zurich Financial Services	25,720	5,861,602
Fletcher Building	238,100	**1,353,166**			**173,175,771**
Norway—.3%					
DNB NOR	232,700	3,008,481	**United Kingdom—20.1%**		
Norsk Hydro	97,000	2,500,474	Alliance Boots	325,913	4,785,858
Orkla	69,500	3,407,294	Anglo American	581,164	25,148,426
		8,916,249	AstraZeneca	59,600	3,864,022
Portugal—.0%			Aviva	338,800	4,762,155
Energias de Portugal	13,150	**52,898**	Barclays	702,636	8,798,931
Singapore—2.1%			Barratt Developments	188,300	3,563,050
DBS Group Holdings	2,627,644	30,056,934	BG Group	113,000	1,477,484
United Overseas Bank	2,271,100	22,514,718	BP	3,651,841	41,523,119
		52,571,652	British Airways	554,400 ᵃ	4,337,151
			British American Tobacco	181,800	4,986,090

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)				**United Kingdom (continued)**		
BT Group	1,757,603	8,251,663		Vodafone Group	14,842,816	32,156,701
Cadbury Schweppes	1,229,220	13,087,154		WPP Group	229,100	2,792,601
Centrica	4,200,180	23,599,005		Xstrata	142,700	6,408,724
Debenhams	2,597,730 a	9,190,235				**510,428,248**
Diageo	8,290	147,628		**United States–.6%**		
Enterprise Inns	183,600	3,580,770		iShares MSCI EAFE Index Fund	229,100	**15,487,160**
Friends Provident	2,456,780	8,703,281		**Total Common Stocks**		
GKN	251,963	1,463,661		(cost $2,137,968,755)		**2,454,402,699**
GlaxoSmithKline	1,771,826	50,214,343				
Greene King	158,500	2,547,860		**Preferred Stocks–.3%**		
HBOS	1,453,800	27,772,142		**Germany;**		
HSBC Holdings	1,906,162	34,598,438		Fresenius	27,780	4,766,785
International Power	1,018,300	6,157,767		Henkel	24,280	3,099,624
Kelda Group	88,800	1,395,310		**Total Preferred Stocks**		
Marks & Spencer Group	367,000	4,141,505		(cost $7,157,759)		**7,866,409**
National Grid	333,100	4,047,614				
Reed Elsevier	1,975,520	21,202,112		**Other Investment–1.3%**		
Rentokil Initial	5,287,411	15,130,780		**Registered Investment Company;**		
Royal Bank of Scotland Group	1,253,122	42,530,926		Dreyfus Institutional Preferred		
Royal Dutch Shell, Cl. A	182,322	6,319,959		Plus Money Market Fund		
Royal Dutch Shell, Cl. B	184,800	6,617,038		(cost $32,880,000)	32,880,000 b	**32,880,000**
Sainsbury (J)	1,356,040	9,207,375				
Smiths Group	1,201,077	19,673,113		**Total Investments**		
Trinity Mirror	1,475,530	12,814,943		(cost $2,178,006,514)	**98.1%**	**2,495,149,108**
Unilever	1,306,956	31,264,709		**Cash and Receivables (Net)**	**1.9%**	**48,860,010**
United Business Media	184,200	2,164,605		**Net Assets**	**100.0%**	**2,544,009,118**

ADR—American Depository Receipts
a Non-income producing security.
b Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	22.8	Health Care	6.0
Consumer Discretionary	13.1	Telecommunication Services	4.3
Consumer Staples	9.5	Utilities	3.7
Industrial	9.1	Money Market Investment	1.3
Energy	8.0	Exchange Traded	.6
Materials	7.0	Foreign Currency Exchange Contracts	.0
Information Technology	6.4		
Banking	6.3		**98.1**

† Based on net assets.
See notes to financial statements.

Mellon Emerging Markets Fund

Common Stocks–92.1%	Shares	Value ($)		Shares	Value ($)
Argentina–.1%			**Czech Republic–.5%**		
Petrobras Energia Participaciones, ADR	163,600 a	**1,712,892**	CEZ	17,960	671,147
Brazil–8.4%			Komercni Banka	42,780	6,367,400
Banco do Brasil	21,800	488,060			**7,038,547**
Banco Itau Holding Financeira, ADR	212,940	6,481,893	**Egypt–.0%**		
Banco Nossa Caixa	21,500	431,404	Vodafone Egypt		
Brasil Telecom Participacoes, ADR	419,840	12,679,168	Telecommunications	22,200	**331,975**
Braskem, ADR	204,300	2,651,814	**Hong Kong–3.6%**		
Centrais Eletricas Brasileiras	159,419	3,479,859	Brilliance China Automotive Holdings	9,683,000	1,469,140
Cia de Saneamento Basico			China Mobile	169,700	1,141,181
do Estado de Sao Paulo	26,363	2,889,880	China Overseas Land & Investment	1,202,000	831,491
Cia de Saneamento Basico			CNOOC	18,184,900	15,876,393
do Estado de Sao Paulo, ADR	108,700	2,952,292	Denway Motors	34,640,700	11,046,113
Cia Vale do Rio Doce, ADR	148,400	3,181,696	Global Bio-Chem Technology Group	12,207,800	4,065,447
Companhia Brasileira de			Panva Gas Holdings	2,987,000 a	1,344,233
Distribuicao Grupo Pao de Acucar,			Shanghai Industrial Holdings	4,506,600	8,796,136
ADR	23,700	653,172	Texwinca Holdings	4,265,600	2,797,187
EDP–Energias do Brasil	30,900	390,574			**47,367,321**
Empresa Brasileira de Aeronautica			**Hungary–.8%**		
(Embraer), ADR	247,030	9,535,358	Egis	2,916	420,822
Grendene	498,400	3,998,358	Magyar Telekom		
Petroleo Brasileiro, ADR	421,580	37,798,863	Telecommunications	2,385,010	9,734,735
Tam	9,700 a	301,670	MOL Hungarian Oil and Gas	6,268	635,241
Tele Norte Leste Participacoes, ADR	525,400	6,772,406			**10,790,798**
Unibanco–Uniao de Bancos			**India–7.7%**		
Brasileiros, ADR	142,330	10,297,575	Andhra Bank	1,008,800	1,901,728
Votorantim Celulose e Papel, ADR	360,900	5,821,317	Bharat Petroleum	1,344,788	10,544,887
		110,805,359	GAIL India	1,073,181	6,010,646
Chile–1.1%			GAIL India, GDR	81,300 b	2,764,200
CorpBanca	1,588,000,000	7,925,324	Grasim Industries	6,100	291,042
Lan Airlines, ADR	10,000	348,600	Hindalco Industries	173,100	642,732
Masisa	4,000,000	643,179	Hindalco Industries, GDR	2,994,600 b	10,930,290
United Breweries	1,170,880	5,811,114	Hindalco Industries, GDR		
		14,728,217	(Prepaid Shares)	722,350 b,c	1,415,458
China–4.6%			Hindustan Petroleum	1,716,671	10,239,403
Aluminum Corp. of China, Cl. H	620,000	443,238	ICICI Bank, ADR	169,000	4,510,610
Byd, Cl. H	1,236,200	2,797,516	Jet Airways India	158,730	1,838,862
China Petroleum & Chemical, Cl. H	14,061,900	8,353,282	Mahanagar Telephone Nigam	1,897,277	6,416,326
China Telecom, Cl. H	48,739,000	16,356,421	Mahanagar Telephone Nigam, ADR	417,250	2,766,367
Huadian Power International, Cl. H	29,094,300	7,219,986	Mahindra & Mahindra	48,194	646,458
Huaneng Power International, Cl. H	11,078,200	7,364,290	Oil & Natural Gas	396,256	10,374,116
PetroChina, Cl. H	928,000	1,046,451	Reliance Energy	76,618	724,274
Sinotrans, Cl. H	13,151,600	4,159,919	Reliance Industries	552,298	13,307,956
Weiqiao Textile, Cl. H	7,900,900	8,767,151	State Bank of India, GDR	310,800 b	15,229,200
Yanzhou Coal Mining, Cl. H	6,922,000	4,886,243	Tata Consultancy Services	22,700	483,824
		61,394,497			

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
India (continued)			**Mexico (continued)**		
Tata Tea	13,300	229,829	Fomento Economico Mexicano, ADR	10,200	957,984
Union Bank of India	487,451	1,217,397	Grupo Aeroportuario del Sureste, ADR	260,300	9,196,399
		102,485,605	Grupo Continental	3,047,500	5,305,342
Indonesia−1.2%			Grupo Mexico, Ser. B	252,024	803,826
Bank Mandiri Persero	5,430,900	1,250,948	Kimberly-Clark de Mexico, Cl. A	1,586,200	5,973,320
Gudang Garam	5,317,700	5,891,057	Organizacion Soriana, Cl. B	423,300	2,016,435
Indofood Sukses Makmur	32,797,300	4,280,880	Telefonos de Mexico, ADR	996,000	24,043,440
Indosat	6,639,500	3,204,322			**86,110,696**
Medcco Energi Internasional	540,000	213,228	**Philippines−1.1%**		
Telekomunikasi Indonesia	1,207,500	1,046,315	ABS-CBN Broadcasting	1,568,300 a	524,825
		15,886,750	Banco de Oro Universal Bank, GDR	342,200 a,b	4,984,803
Israel−2.6%			Bank of the Philippine Islands	7,346,851	7,665,022
Bank Hapoalim	949,744	4,178,787	Globe Telecom	16,600	321,870
Bank Leumi Le-Israel	1,030,475	3,674,873	Manila Electric, Cl. B	2,878,000 a	1,529,645
Check Point Software Technologies	447,400 a	8,317,166			**15,026,165**
Nice Systems, ADR	18,000 a	449,280	**Poland−.7%**		
Orbotech	7,600 a	182,476	BRE Bank	3,200 a	245,346
Super-Sol	1,023,854 a	3,076,721	KGHM Polska Miedz	17,125	595,294
Teva Pharmaceutical Industries, ADR	437,200	15,197,072	Telekomunikacja Polska	1,351,997	8,872,467
		35,076,375			**9,713,107**
Malaysia−4.8%			**Russia−5.0%**		
AMMB Holdings	6,388,100	4,251,792	LUKOIL, ADR	354,400	29,663,280
Bumiputra-Commerce Holdings	2,040,800	3,548,253	MMC Norilsk Nickel, ADR	32,559	4,444,303
DiGi.Com	249,300	799,169	Novolipetsk Steel, GDR	286,000 b	5,505,500
Gamuda	5,733,300	6,323,607	OAO Gazprom, ADR	551,150	25,959,165
Genting	1,332,700	8,906,390			**65,572,248**
Malayan Banking	4,360,000	13,265,960	**South Africa−6.8%**		
MK Land Holdings	1,112,000	167,661	Alexander Forbes	2,294,419	4,489,011
Resorts World	2,533,700	8,190,989	Anglo Platinum	1,900	212,720
RHB Capital	714,300	531,698	Aveng	1,378,704	5,100,651
Sime Darby	10,253,800	16,574,330	Bidvest Group	692,423	10,467,417
Tenaga Nasional Berhad	159,400	396,227	Edgars Consolidated Stores	456,600	1,792,995
		62,956,076	Foschini	60,781	378,986
Mexico−6.5%			Investec	13,268	647,130
Alfa, Cl. A	110,400	536,119	Metropolitan Holdings	174,100	291,172
Cemex (Units)	2,288,340 a	6,596,223	Mittal Steel South Africa	57,187	604,596
Cemex, ADR	13,400	387,126	Nampak	4,830,719	11,486,094
Coca-Cola Femsa, ADR	490,730	14,486,350	Nedbank Group	1,335,510	20,438,836
Consorcio ARA	50,000	232,728	Sanlam	7,159,911	15,030,158
Controladora Comercial Mexicana (Units)	6,021,600	11,310,500	Sappi	1,078,491	13,710,898
Desc, Ser. B	1,274,233 a	1,085,795	Sasol	5,200	180,130
Embotelladoras Arca	1,098,000	3,179,109	Steinhoff International Holdings	1,241,499	4,047,731
			Telkom SA	31,189	587,738

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
South Africa (continued)			**Taiwan (continued)**		
Truworths International	106,499	338,223	Advanced Semiconductor		
		89,804,486	Engineering	2,303,355	2,366,796
			Asia Cement	914,069	607,175
South Korea—19.0%			Asustek Computer	922,000	2,068,572
CJ	2,400	252,158	Benq	11,592,100	6,008,552
Daegu Bank	47,900	802,237	Catcher Technology	99,874	783,347
Daelim Industrial	84,914	5,441,280	China Development		
Daewoo Engineering & Construction	24,200	443,066	Financial Holding	1,053,000	406,551
GS Engineering & Construction	6,400	438,073	China Motor	8,067,103	6,106,611
Hanmi Pharm	3,464	407,190	Chinatrust Financial Holding	16,942,459	11,099,592
Hanwha Chemical	771,550	7,825,458	Chunghwa Telecom, ADR	804,006	13,917,344
Honam Petrochemical	6,340	329,102	Compal Electronics	19,063,476	16,690,828
Hynix Semiconductor	106,400 a	4,073,151	Delta Electronics	101,450	282,200
Hyundai Department Store	64,347	5,006,924	Elan Microelectronics	1,069,724	473,171
Hyundai Mobis	77,560	7,108,120	Far Eastern Textile	4,299,300	3,019,208
Hyundai Motor	165,830	13,972,985	First Financial Holding	19,991,908	12,823,896
Industrial Bank of Korea	237,280	4,245,518	Fubon Financial Holding	8,539,000	6,359,990
Kangwon Land	94,337	1,786,054	High Tech Computer	35,400	893,233
Kookmin Bank	290,484	23,509,472	Nien Hsing Textile	2,056,000	1,062,565
Korea Electric Power	644,445	24,670,317	Nien Made Enterprises	3,270,260	2,564,988
Korea Electric Power, ADR	67,000	1,301,140	Optimax Technology	5,394,284	4,345,732
Korea Exchange Bank	115,990 a	1,405,683	Powerchip Semiconductor	64,603	42,716
KT	57,690	2,517,524	ProMOS Technologies	508,000	209,260
KT, ADR	648,930	14,341,353	Quanta Computer	14,073,821	20,194,696
Kumho Tire	649,090	7,765,042	Radiant Opto-Electronics	1,450,050	2,005,754
Kumho Tire, GDR	231,200 b	1,382,918	SinoPac Financial Holdings	33,718,225	14,760,821
LG Chem	330,940	13,477,896	Sunplus Technology	5,409,396	5,188,376
LG Electronics	234,170	15,687,660	Taiwan Cement	6,641,466	4,431,817
LG.Philips LCD	213,640 a	8,556,268	Taiwan Mobile	1,634,806	1,520,796
Lotte Shopping	33,608	11,470,009	Taiwan Semiconductor		
POSCO	49,460	12,425,455	Manufacturing, ADR	60,944	567,389
POSCO, ADR	15,100	937,861	Unimicron Technology	158,620	221,096
Pusan Bank	38,080	489,221	United Microelectronics	60,391,391	33,046,909
Samsung Electro-Mechanics	10,400	399,750	Wistron	251,249	279,174
Samsung Electronics	43,534	29,436,284	Yageo	27,664,960 a	9,545,732
Samsung SDI	86,840	7,190,746			**184,938,996**
Shinhan Financial Group	6,700	302,138			
Simm Tech	16,700	194,570	**Thailand—2.5%**		
SK	53,483	3,443,876	Charoen Pokphand Foods	20,310,700	2,589,517
SK Telecom	10,262	1,996,249	Delta Electronics Thai	956,700	420,052
SK Telecom, ADR	724,400	15,864,360	Kasikornbank	5,891,200	9,880,757
		250,897,108	Krung Thai Bank	34,120,500	10,020,397
Taiwan—14.0%			Siam Commercial Bank	5,706,000	8,475,388
Accton Technology	2,133,225 a	1,044,109	Siam Makro	547,400	955,772

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares	Value ($)	Preferred Stocks (continued)	Shares	Value ($)
Thailand (continued)			**Brazil (continued)**		
Thai Airways International	266,500	312,028	Cia Paranaense de Energia, Cl. B	772,461	8,304,681
		32,653,911	NET Servicos de Comunicacao	25,253 a	226,735
Turkey–.7%			Petroleo Brasileiro	31,200	630,403
KOC Holding	1,272,010	4,733,020	Telecomunicacoes de Sao Paulo	146,527	3,287,289
Turkiye Is Bankasi, Cl. C	715,890	4,130,041	Telemar Norte Leste, Cl. A	150,904	3,026,526
		8,863,061	Telemig Celular Participacoes	3,346,453	5,572,219
United States–.4%			Usinas Siderurgicas		
iShares MSCI Emerging			de Minas Gerais, Cl. A	19,500	611,376
Markets Index Fund	7,300	712,626	**Total Preferred Stocks**		
Taro Pharmaceutical Industries	364,200 a	4,763,736	(cost $35,578,570)		**50,200,832**
		5,476,362			
Total Common Stocks			**Other Investment–2.4%**		
(cost $989,548,262)		**1,219,630,552**	**Registered Investment Company;**		
			Dreyfus Institutional Preferred		
Preferred Stocks–3.8%			Plus Money Market Fund		
Brazil:			(cost $31,470,000)	31,470,000 d	**31,470,000**
Brasil Telecom	83,000	306,604	**Total Investments**		
Braskem, Cl. A	1,364,300	8,876,859	(cost $1,056,596,832)	**98.3%**	**1,301,301,384**
Centrais Eletricas Brasileiras, Cl. B	329,041	6,568,540	**Cash and Receivables (Net)**	**1.7%**	**22,514,224**
Cia de Tecidos do Norte			**Net Assets**	**100.0%**	**1,323,815,608**
de Minas–Coteminas	64,208	5,809,267			
Cia Energetica de Minas Gerais	169,105	6,980,333			

ADR—American Depository Receipts
GDR—Global Depository Receipts

a *Non-income producing security.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $42,212,369 or 3.2% of net assets.*

c *The valuation of this security has been determined in good faith under the direction of the Trust's Board.*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	19.1	Utilities	6.4
Information Technology	12.4	Consumer Staples	5.4
Energy	12.3	Money Market Investment	2.4
Telecommunication Services	11.9	Health Care	1.6
Consumer Discretionary	10.1	Exchange Traded	.1
Materials	10.1	Foreign Currency Exchange Contracts	.0
Industrial	6.5		**98.3**

† *Based on net assets.*
See notes to financial statements.

Mellon Balanced Fund

Common Stocks–38.6%	Shares	Value ($)		Shares	Value ($)
Consumer Discretionary–4.5%			**Energy (continued)**		
Aeropostale	14,500 a	368,300	Suncor Energy	13,230	1,026,383
Bed Bath & Beyond	11,560 a	389,919	Transocean	11,600 a	774,300
Best Buy	21,400	1,005,800	XTO Energy	24,156	1,105,620
Chico's FAS	21,020 a	387,609			**13,821,708**
Coach	11,500 a	347,185	**Financial–7.7%**		
Coldwater Creek	33,335 a	915,712	Allstate	14,110	817,533
Family Dollar Stores	26,300	672,491	American Express	11,420	600,007
Federated Department Stores	20,300	770,994	American International Group	44,196	2,820,589
Fortune Brands	7,940	576,444	Bank of America	31,091	1,600,254
Harley-Davidson	18,700	1,094,137	Bear Stearns Cos.	4,030	525,310
McDonald's	23,430	841,137	Capital One Financial	17,150	1,253,665
Meredith	12,900	610,686	Citigroup	44,706	2,206,241
News, Cl. B	116,090	2,306,708	Commerce Bancorp/NJ	10,500	349,755
Nike, Cl. B	12,100	977,196	Fannie Mae	14,620	769,743
Starbucks	31,300 a	970,613	Freddie Mac	19,070	1,212,852
Starwood Hotels & Resorts Worldwide	16,680	888,377	Goldman Sachs Group	10,810	1,606,907
			Host Hotels & Resorts	10,272	231,531
Target	25,340	1,226,203	JPMorgan Chase & Co.	72,472	3,309,072
Time Warner	68,290	1,134,980	Lehman Brothers Holdings	14,860	948,217
		15,484,491	Morgan Stanley	11,880	781,585
Consumer Staples–3.5%			PNC Financial Services Group	13,910	984,689
Anheuser-Busch Cos.	27,400	1,353,012	Radian Group	5,870	351,496
Avon Products	12,700	364,617	Simon Property Group	10,460	886,903
Coca-Cola	12,360	553,851	St. Paul Travelers Cos.	37,390	1,641,421
General Mills	23,860	1,293,928	U.S. Bancorp	33,986	1,089,931
PepsiCo	31,700	2,069,376	Wachovia	13,367	730,239
Procter & Gamble	51,795	3,206,111	Wells Fargo & Co.	58,960	2,048,860
Wal-Mart Stores	37,460	1,675,211			**26,766,800**
Walgreen	29,570	1,462,532	**Health Care–5.1%**		
		11,978,638	Abbott Laboratories	39,630	1,929,981
Energy–4.0%			Aetna	25,960	967,529
Apache	14,150	923,712	Amgen	27,910 a	1,895,926
ConocoPhillips	27,420	1,739,250	Boston Scientific	67,090 a	1,170,049
Devon Energy	17,638	1,102,198	Johnson & Johnson	27,530	1,780,090
Exxon Mobil	65,650	4,442,536	Medtronic	25,820	1,210,958
Hess	24,710	1,131,224	Novartis, ADR	18,050	1,031,016
Hugoton Royalty Trust	1,439	40,666	Pfizer	117,723	3,244,446
Occidental Petroleum	30,120	1,535,819	Sanofi-Aventis, ADR	19,400	872,030

Mellon Balanced Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Health Care (continued)			**Information Technology (continued)**		
UnitedHealth Group	52,200	2,711,790	Microsoft	129,820	3,335,076
Wyeth	18,040	878,548	Motorola	82,700	1,933,526
		17,692,363	Qualcomm	39,750	1,497,383
Industrial—4.3%					**19,927,744**
Caterpillar	19,780	1,312,403			
Cooper Industries, Cl. A	7,990	654,221	**Materials—1.4%**		
Danaher	17,610	1,167,367	Air Products & Chemicals	24,780	1,642,666
General Dynamics	18,980	1,282,099	Companhia Vale do		
General Electric	107,960	3,677,118	Rio Doce (CVRD), ADR	39,640	849,882
Goodrich	16,900	658,255	Freeport-McMoRan		
Honeywell International	22,570	873,910	Copper & Gold, Cl. B	25,490	1,483,773
Ingersoll-Rand, Cl. A	22,300	847,846	Inco	12,110 ᵃ	943,975
ITT Industries	12,460	609,917			**4,920,296**
Textron	8,500	712,810			
Thor Industries	4,250	179,265	**Telecommunication Services—.9%**		
Tyco International	38,270	1,000,761	AT & T	28,497	887,111
United Technologies	25,220	1,581,546	Embarq	3,420	161,253
WESCO International	5,700 ᵃ	333,450	NII Holdings	8,600 ᵃ	458,810
		14,890,968	Qwest Communications		
Information Technology—5.8%			International	68,600 ᵃ	604,366
Amdocs	18,310 ᵃ	694,864	Sprint Nextel	68,316	1,155,907
Apple Computer	20,600 ᵃ	1,397,710			**3,267,447**
Cisco Systems	120,980 ᵃ	2,660,350			
Corning	45,300 ᵃ	1,007,472	**Utilities—1.4%**		
Dell	52,480 ᵃ	1,183,424	Allegheny Energy	11,500 ᵃ	480,010
eBay	39,040 ᵃ	1,087,654	Dynegy, Cl. A	72,800 ᵃ	451,360
Electronic Arts	14,110 ᵃ	719,187	Entergy	10,330	802,124
Google, Cl. A	6,200 ᵃ	2,346,886	Exelon	25,210	1,537,306
Intel	48,440	946,518	PPL	25,300	884,741
Linear Technology	21,640	735,976	TXU	7,500	496,575
Marvell Technology Group	21,800 ᵃ	381,718			**4,652,116**
			Total Common Stocks		
			(cost $97,546,653)		**133,402,571**

Mellon Balanced Fund (continued)

Bonds and Notes–38.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Automobile Receivables–.7%				
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2	2.69	4/15/11	583,904	569,748
Harley-Davidson Motorcycle Trust, Ser. 2005-3, Cl. A2	4.41	6/15/12	275,000	271,756
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	910,000	885,043
Onyx Acceptance Grantor Trust, Ser. 2005-A, Cl. A4	3.91	9/15/11	590,000	577,955
				2,304,502
Asset-Backed Ctfs./Equipment–.3%				
Caterpillar Financial Asset Trust, Ser. 2005-A, Cl. A4	4.10	6/25/10	755,000	742,269
CNH Equipment Trust, Ser. 2005-A, Cl. A4B	4.29	6/15/12	385,000	378,960
				1,121,229
Bank & Finance–4.0%				
AXA Financial, Sr. Notes	7.75	8/1/10	840,000	909,586
Bank of America, Sub. Notes	7.80	2/15/10	1,030,000	1,111,122
Bear Stearns Cos., Notes	4.50	10/28/10	980,000 [b]	950,966
Caterpillar Financial Services, Notes	5.05	12/1/10	730,000 [b]	725,620
CIT Group, Sr. Notes	7.75	4/2/12	705,000	778,457
Citigroup, Sub. Notes	5.00	9/15/14	750,000	726,829
General Electric Capital, Notes	5.50	4/28/11	830,000 [b]	839,323
Goldman Sachs Group, Gtd. Notes	6.35	2/15/34	1,050,000 [b]	1,039,898
HSBC Holdings, Sub. Notes	6.50	5/2/36	500,000	528,285
J.P. Morgan & Co., Sub. Notes	6.25	1/15/09	750,000	763,883
Kreditanstalt fuer Wiederaufbau, Gov't Gtd. Notes	3.75	1/24/08	975,000	955,635
Landwirtschaftliche Rentenbank, Gov't Gtd. Notes	3.25	10/12/07	895,000	877,372
Lehman Brothers Holdings, Sr. Notes	5.75	7/18/11	865,000	877,747
Merrill Lynch & Co., Notes, Ser. C	4.13	9/10/09	900,000	871,767
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,185,000	1,121,582
PNC Funding, Sr. Notes	4.50	3/10/10	900,000	880,288
				13,958,360
Collateralized Mortgage Obligations–.2%				
Washington Mutual, Ser. 2004-AR9, Cl. A6	4.16	8/25/34	845,000 [c]	**819,503**

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial & Professional Services–.3%				
Seminole Tribe of Florida, Notes	5.80	10/1/13	1,100,000 ᵈ	**1,083,473**
Commercial Mortgage Pass-Through Ctfs.–1.7%				
Banc of America Commercial Mortgage, Ser. 2005-6 Cl. AM	5.35	9/10/47	1,175,000 ᶜ	1,155,288
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A3	5.61	1/15/46	690,000 ᶜ	690,888
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A4	4.76	7/10/39	350,000	333,898
GS Mortgage Securities II, Ser. 2006-GG6, Cl. A2	5.51	4/10/38	635,000 ᶜ	640,523
JP Morgan Chase Commercial Mortgage Sec Corp, Ser. 2006-CB15 Cl. AM	5.86	6/12/43	950,000 ᶜ	976,259
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	740,000	703,276
LB-UBS Commercial Mortgage Trust, Ser. 2006-C3, Cl. AM	5.71	3/15/39	820,000 ᶜ	832,430
LB-UBS Commercial Mortgage Trust, Ser. 2006-C4 Cl. AM	6.12	6/15/38	610,000 ᶜ	632,423
				5,964,985
Food & Beverages–.2%				
Diageo Finance, Gtd. Notes	5.50	4/1/13	590,000	**587,724**
Foreign/Governmental–1.4%				
European Investment Bank, Notes	5.25	6/15/11	715,000	723,542
Financement-Quebec, Gov't Gtd. Notes	5.00	10/25/12	605,000	597,488
Province of Ontario, Notes	5.13	7/17/12	500,000	501,700
Province of Ontario, Sr. Unsub. Bonds	5.50	10/1/08	465,000	469,190
Republic of Italy, Bonds	4.00	6/16/08	1,410,000	1,383,237
United Mexican States, Notes	5.63	1/15/17	825,000	815,512
United Mexican States, Notes	6.63	3/3/15	185,000 ᵇ	196,748
				4,687,417
Health Care–.2%				
Aetna, Sr. Unsub. Notes	5.75	6/15/11	545,000	**552,704**
Industrial–.9%				
Devon Financing, Gtd. Notes	6.88	9/30/11	600,000	636,973
International Business Machines, Debs.	7.00	10/30/25	650,000	736,570
Oracle/Ozark Holding, Notes	5.00	1/15/11	1,000,000	985,533
Wal-Mart Stores, Bonds	5.25	9/1/35	825,000	762,217
				3,121,293
Media & Telecommunications–1.9%				
AT & T, Sr. Unscd. Notes	5.88	8/15/12	695,000	702,841
AT & T, Notes	6.80	5/15/36	420,000 ᵇ	435,694
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	330,000	341,595
Cisco Systems, Sr. Unscd. Notes	5.50	2/22/16	800,000	797,937
Comcast, Gtd. Notes	5.90	3/15/16	1,045,000	1,037,778

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media & Telecommunications (continued)				
News America Holdings, Gtd. Debs.	7.60	10/11/15	665,000	740,926
Sprint Capital, Notes	8.38	3/15/12	950,000	1,062,883
Univision Communications, Gtd. Notes	3.88	10/15/08	1,015,000	968,780
Verizon Global Funding, Notes	7.25	12/1/10	600,000	640,807
				6,729,241
Real Estate Investment Trusts−.4%				
ERP Operating, Notes	6.95	3/2/11	750,000	794,867
Simon Property Group, Unscd. Notes	5.75	5/1/12	750,000	757,444
				1,552,311
Residential Mortgage Pass-Through Ctfs.−.1%				
Washington Mutual, Ser. 2003-S4, Cl. 4A1	4.00	2/25/32	235,212	**226,783**
U.S. Government Agencies−3.5%				
Federal Farm Credit Bank, Bonds	4.13	4/15/09	855,000	836,784
Federal Home Loan Bank System, Bonds, Ser. 649	5.25	10/3/07	955,000	954,989
Federal Home Loan Bank System, Bonds	5.40	9/18/08	955,000	955,237
Federal Home Loan Bank System, Bonds, Ser. 661	5.50	6/13/08	520,000	520,399
Federal Home Loan Bank System, Bonds, Ser. 659	5.50	6/5/09	730,000	730,764
Federal Home Loan Bank System, Bonds	5.63	8/14/08	840,000	840,803
Federal Home Loan Bank System, Bonds	5.75	8/7/09	700,000	701,600
Federal Home Loan Bank System, Bonds, Ser. 670	5.88	6/29/09	745,000	747,122
Federal Home Loan Mortgage Corp., Notes	5.00	12/28/07	455,000	453,385
Federal Home Loan Mortgage Corp., Notes	5.33	2/27/09	495,000	493,674
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	1,095,000	1,094,931
Federal Home Loan Mortgage Corp., Notes	5.75	5/23/11	845,000	850,762
Federal National Mortgage Association, Notes	5.20	11/8/10	630,000	626,434
Federal National Mortgage Association, Notes	5.25	4/4/08	765,000	764,130
Federal National Mortgage Association, Notes	5.70	7/17/08	715,000	716,322
Federal National Mortgage Association, Notes	5.75	6/9/11	755,000	759,134
				12,046,470
U.S. Government Agencies/Mortgage-Backed−13.5%				
Federal Home Loan Mortgage Corp.:				
4.50%, 3/1/21			3,932,306	3,777,664
5.00%, 10/1/18−7/1/36			6,049,626	5,828,999
5.11%, 10/1/35			1,232,521 c	1,214,222
5.50%, 9/1/19−3/1/35			3,517,451	3,483,742
6.00%, 7/1/20			214,145	216,620
6.50%, 8/1/32			221,987	226,287
7.00%, 8/1/29−8/1/36			815,665	838,650
8.50%, 6/1/18			484,667	515,109
Stated Final, Ser. SF1, Cl. A4 2.52%, 5/15/10			162,876	162,294

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)				
Federal National Mortgage Association:				
4.50%, 8/1/20			233,927	224,950
4.96%, 9/1/35			1,272,993 c	1,250,339
5.00%, 5/1/19−4/1/36			6,235,072	6,014,293
5.10%, 10/1/35			1,156,487 c	1,140,950
5.50%, 1/1/20−2/1/36			9,879,321	9,725,549
6.00%, 9/1/19−3/1/35			4,152,316	4,178,246
6.50%, 3/1/17−8/1/36			5,122,065	5,202,525
7.00%, 6/1/09−7/1/36			1,007,109	1,032,331
7.50%, 7/1/32			177,717	183,715
8.00%, 2/1/13			146,331	148,433
Government National Mortgage Association I:				
6.00%, 10/15/08−10/15/33			495,412	498,489
7.00%, 5/15/23−11/15/23			350,004	361,159
7.50%, 3/15/27			122,569	127,931
8.00%, 2/15/08			73,291	73,726
9.00%, 12/15/09			227,656	232,564
				46,658,787
U.S. Government Securities−9.3%				
U.S. Treasury Bonds	4.50	2/15/36	1,225,000 b	1,153,319
U.S. Treasury Bonds	6.25	8/15/23	6,745,000 b	7,736,205
U.S. Treasury Notes	4.00	11/15/12	4,405,000 b	4,239,641
U.S. Treasury Notes	4.25	1/15/11	5,740,000 b	5,639,326
U.S. Treasury Notes	4.50	11/15/15	3,450,000 b	3,388,280
U.S. Treasury Notes	4.50	2/15/16	600,000 b	589,008
U.S. Treasury Notes	4.88	8/15/16	250,000 b	252,910
U.S. Treasury Notes	5.13	5/15/16	1,280,000 b	1,316,750
U.S. Treasury Notes	6.00	8/15/09	7,505,000 b	7,770,902
				32,086,341
Utilities−.2%				
FPL Group Capital, Gtd. Debs.	6.13	5/15/07	700,000	**702,983**
Total Bonds and Notes				
(cost $135,713,035)				**134,204,106**

Mellon Balanced Fund (continued)

Other Investments—22.6%	Shares	Value ($)	Investment of Cash Collateral for Securities Loaned—10.3%	Shares	Value ($)
Registered Investment Companies:			**Registered Investment Company;**		
Dreyfus Institutional Preferred Plus Money Market Fund	3,312,000 [e]	3,312,000	Dreyfus Institutional Cash Advantage Plus Fund (cost $35,627,527)	35,627,527 [e]	**35,627,527**
Mellon Emerging Markets Fund, Class M Shares	509,464 [f]	12,497,149			
Mellon International Fund, Class M Shares	1,759,979 [f]	31,274,820	**Total Investments** (cost $332,449,969)	**110.3%**	**381,486,518**
Mellon Mid-Cap Stock Fund, Class M Shares	1,452,607 [f]	20,714,171	**Liabilities, Less Cash and Receivables**	**(10.3%)**	**(35,649,891)**
Mellon Small Cap Stock Fund, Class M Shares	679,284 [f]	10,454,174			
Total Other Investments (cost $63,562,754)		**78,252,314**	**Net Assets**	**100.0%**	**345,836,627**

ADR—American Depository Receipts

[a] Non-income producing security.

[b] All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $34,933,704 and the total market value of the collateral held by the fund is $35,627,527.

[c] Variable rate security—interest rate subject to periodic change.

[d] Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, this security amounted to $1,083,473 or .3% of net assets.

[e] Investment in affiliated money market mutual fund.

[f] Investment in affiliated mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government & Agencies	26.3	Consumer Discretionary	4.5
Affiliated Mutual Funds	21.7	Industrial	4.3
Money Market Investments	11.2	Energy	4.0
Corporate Bonds	8.1	Consumer Staples	3.5
Financial	7.7	Asset/Mortgage-Backed	3.0
Information Technology	5.8	Other	5.1
Health Care	5.1		**110.3**

[†] Based on net assets.

See notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES

August 31, 2006

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Assets ($):				
Investments in securities—				
See Statement of Investments†				
(including securities on loan)††–Note 2(b):				
Unaffiliated issuers	1,764,199,385	408,440,731	1,577,580,676	663,418,778
Affiliated issuers	72,760,934	25,073,860	102,741,153	98,340,234
Cash	−	−	1,577,952	630,609
Receivable for investment securities sold	11,136,840	−	16,135,004	−
Dividends and interest receivable	3,025,172	1,370,017	1,077,978	314,779
Receivable for shares of Beneficial Interest subscribed	715,402	136,000	752,925	264,267
Prepaid expenses	23,880	17,375	40,115	20,651
	1,851,861,613	**435,037,983**	**1,699,905,803**	**762,989,318**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates–Note 4(c)	991,550	237,627	1,032,170	489,201
Due to Administrator–Note 4(a)	195,313	46,343	175,032	73,642
Cash overdraft due to Custodian	1,191,974	924,018	−	−
Liability for securities on loan–Note 2(b)	65,148,934	10,815,860	77,379,153	85,964,234
Payable for investment securities purchased	9,173,268	−	23,161,000	1,883,987
Payable for shares of Beneficial Interest redeemed	1,365,125	241,911	913,832	674,399
Accrued expenses	61,212	38,158	66,842	44,207
	78,127,376	**12,303,917**	**102,728,029**	**89,129,670**
Net Assets ($)	**1,773,734,237**	**422,734,066**	**1,597,177,774**	**673,859,648**
Composition of Net Assets ($):				
Paid-in capital	1,268,126,924	290,524,812	1,127,085,132	505,482,399
Accumulated undistributed investment income–net	384,274	35,757	7,567,899	51,992
Accumulated net realized gain (loss) on investments	22,066,807	31,178,435	217,833,286	68,846,830
Accumulated net unrealized appreciation (depreciation) on investments	483,156,232	100,995,062	244,691,457	99,478,427
Net Assets ($)	**1,773,734,237**	**422,734,066**	**1,597,177,774**	**673,859,648**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	1,766,105,034	421,266,181	1,560,575,362	667,241,315
Shares Outstanding	171,370,213	40,394,381	109,439,341	43,350,278
Net Asset Value Per Share ($)	**10.31**	**10.43**	**14.26**	**15.39**
Investor Shares				
Net Assets ($)	7,629,203	1,467,885	30,432,907	6,618,333
Shares Outstanding	738,790	139,964	2,149,927	437,319
Net Asset Value Per Share ($)	**10.33**	**10.49**	**14.16**	**15.13**
Dreyfus Premier Shares				
Net Assets ($)	−	−	6,169,505	−
Shares Outstanding	−	−	449,074	−
Net Asset Value Per Share ($)	**−**	**−**	**13.74**	**−**
† Investments at cost ($):				
Unaffiliated issuers	1,281,043,153	307,445,669	1,332,889,219	563,940,351
Affiliated issuers	72,760,934	25,073,860	102,741,153	98,340,234
†† Value of securities on loan ($)	**67,193,885**	**10,334,381**	**89,053,911**	**83,298,350**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Assets ($):			
Investments in securities—See Statement of Investments†			
(including securities on loan)††—Note 2(b):			
Unaffiliated issuers	2,462,269,108	1,269,831,384	267,606,677
Affiliated issuers	32,880,000	31,470,000	113,879,841
Cash	2,924,973	2,785,247	−
Cash denominated in foreign currencies†††	34,988,197	10,884,884	−
Receivable for investment securities sold	13,315,324	9,053,705	2,722,441
Dividends and interest receivable	7,536,470	5,869,006	1,354,594
Receivable for shares of Beneficial Interest subscribed	1,549,861	332,031	12,692
Paydowns receivable	−	−	5,160
Unrealized appreciation on foreign currency exchange contracts—Note 2(e)	7,606	3,046	−
Prepaid expenses	25,105	26,366	14,179
	2,555,496,644	**1,330,255,669**	**385,595,584**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates—Note 4(c)	2,193,405	1,680,162	136,849
Due to Administrator—Note 4(a)	277,233	146,482	29,565
Cash overdraft due to Custodian	−	−	626,427
Payable for investment securities purchased	8,587,240	3,356,983	3,119,161
Liability for securities on loan—Note 2(b)	−	−	35,627,527
Payable for shares of Beneficial Interest redeemed	315,130	1,219,341	160,284
Unrealized depreciation on foreign currency exchange contracts—Note 2(e)	1,681	−	−
Interest payable—Note 3	−	−	3,463
Accrued expenses	112,837	37,093	55,681
	11,487,526	**6,440,061**	**39,758,957**
Net Assets ($)	**2,544,009,118**	**1,323,815,608**	**345,836,627**
Composition of Net Assets ($):			
Paid-in capital	1,954,401,405	726,261,796	260,187,355
Accumulated undistributed investment income—net	39,052,729	10,406,756	576,124
Accumulated net realized gain (loss) on investments	233,431,751	342,429,868	36,036,599
Accumulated net unrealized appreciation (depreciation) on investments	−	−	49,036,549
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions	317,123,233	244,717,188	−
Net Assets ($)	**2,544,009,118**	**1,323,815,608**	**345,836,627**
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	2,534,752,845	1,312,054,702	342,109,890
Shares Outstanding	142,668,159	53,488,694	25,977,317
Net Asset Value Per Share ($)	**17.77**	**24.53**	**13.17**
Investor Shares			
Net Assets ($)	9,256,273	11,760,906	3,726,737
Shares Outstanding	502,706	477,173	282,062
Net Asset Value Per Share ($)	**18.41**	**24.65**	**13.21**
† **Investments at cost ($):**			
Unaffiliated issuers	2,145,126,514	1,025,126,832	233,259,688
Affiliated issuers	32,880,000	31,470,000	99,190,281
†† **Value of securities on loan ($)**	**−**	**−**	**34,933,704**
††† **Cash denominated in foreign currencies (cost) ($)**	**35,073,095**	**10,870,178**	**−**

See notes to financial statements.

STATEMENTS OF OPERATIONS

Year Ended August 31, 2006

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Investment Income ($):				
Income:				
Cash dividends (net of $122,043, $11,638, $20,508 and $4,631 foreign taxes withheld at source, respectively):				
Unaffiliated issuers	29,150,244	11,718,314	21,531,449	5,476,596
Affiliated issuers	907,832	132,083	596,000	600,639
Interest	1,389,176	157,031	568,577	260,713
Income from securities lending	70,704	62,504	5,354	453,447
Total Income	**31,517,956**	**12,069,932**	**22,701,380**	**6,791,395**
Expenses:				
Investment advisory fee–Note 4(a)	11,669,736	2,653,368	11,991,968	6,207,747
Administration fee–Note 4(a)	2,361,393	536,917	2,102,697	960,883
Custodian fees–Note 4(c)	111,051	30,618	108,940	66,617
Trustees' fees and expenses–Note 4(d)	53,093	14,238	47,386	25,901
Auditing fees	33,225	32,581	32,165	29,745
Legal fees	23,990	5,572	24,311	9,746
Registration fees	23,193	22,451	50,254	17,548
Shareholder servicing costs–Note 4(c)	12,912	3,608	95,430	14,088
Prospectus and shareholders' reports	9,306	6,616	39,327	12,191
Distribution fees–Note 4(b)	–	–	54,199	–
Interest expense–Note 3	–	643	38,279	28,224
Miscellaneous	37,697	12,020	32,014	12,494
Total Expenses	**14,335,596**	**3,318,632**	**14,616,970**	**7,385,184**
Less–reduction in custody fees due to earnings credits–Note 2(b)	(712)	(497)	(197)	(2,631)
Net Expenses	**14,334,884**	**3,318,135**	**14,616,773**	**7,382,553**
Investment Income (Loss)–Net	**17,183,072**	**8,751,797**	**8,084,607**	**(591,158)**
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):				
Net realized gain (loss) on investments	84,329,469	34,438,855	228,981,377	71,023,155
Net unrealized appreciation (depreciation) on investments	5,117,502	(4,004,283)	(100,460,056)	(33,113,943)
Net Realized and Unrealized Gain (Loss) on Investments	**89,446,971**	**30,434,572**	**128,521,321**	**37,909,212**
Net Increase in Net Assets Resulting from Operations	**106,630,043**	**39,186,369**	**136,605,928**	**37,318,054**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Investment Income ($):			
Income:			
Cash dividends (net of $5,302,871, $4,658,998 and $9,596 foreign taxes withheld at source, respectively):			
Unaffiliated issuers	59,048,074	38,302,070	3,248,650
Affiliated issuers	396,932	159,787	42,049
Interest	1,010,704	518,744	6,211,804
Income from securities lending	11,212	260	29,910
Total Income	**60,466,922**	**38,980,861**	**9,532,413**
Expenses:			
Investment advisory fee–Note 4(a)	18,493,896	16,627,426	1,553,945
Administration fee–Note 4(a)	2,860,520	1,901,619	353,112
Custodian fees–Note 4(c)	2,250,291	3,083,712	34,953
Interest expense–Note 3	69,225	80,439	54,662
Registration fees	66,603	24,035	23,702
Trustees' fees and expenses–Note 4(d)	65,643	93,464	13,996
Auditing fees	33,157	31,565	32,172
Legal fees	31,094	20,075	6,539
Prospectus and shareholders' reports	15,630	7,991	6,292
Shareholder servicing costs–Note 4(c)	14,985	22,040	7,135
Miscellaneous	82,642	62,420	27,660
Total Expenses	**23,983,686**	**21,954,786**	**2,114,168**
Less–reduction in custody fees due to earnings credits–Note 2(b)	(24,340)	–	–
Net Expenses	**23,959,346**	**21,954,786**	**2,114,168**
Investment Income–Net	**36,507,576**	**17,026,075**	**7,418,245**
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):			
Net realized gain (loss) on investments	–	–	37,961,981
Net realized gain (loss) on investments and foreign currency transactions	306,812,470	378,413,368	–
Net realized gain (loss) on foreign currency exchange contracts	(163,717)	(1,441,256)	–
Net Realized Gain (Loss)	**306,648,753**	**376,972,112**	**37,961,981**
Net unrealized appreciation (depreciation) on investments	–	–	(20,507,005)
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	72,503,118	(68,009,693)	–
Net Realized and Unrealized Gain (Loss) on Investments	**379,151,871**	**308,962,419**	**17,454,976**
Net Increase in Net Assets Resulting from Operations	**415,659,447**	**325,988,494**	**24,873,221**

See notes to financial statements.

	Mellon Large Cap Stock Fund		Mellon Income Stock Fund	
	Year Ended August 31,		Year Ended August 31,	
	2006	2005	2006	2005
Operations ($):				
Investment income–net	17,183,072	18,528,442	8,751,797	7,289,343
Net realized gain (loss) on investments	84,329,469	49,992,372	34,438,855	6,443,507
Net unrealized appreciation (depreciation) on investments	5,117,502	134,534,665	(4,004,283)	36,248,833
Net Increase (Decrease) in Net Assets Resulting from Operations	**106,630,043**	**203,055,479**	**39,186,369**	**49,981,683**
Dividends to Shareholders from ($):				
Investment income–net:				
Class M Shares	(17,152,472)	(18,372,314)	(8,749,583)	(7,052,698)
Investor Shares	(42,030)	(31,103)	(24,022)	(15,954)
Net realized gain on investments:				
Class M Shares	–	–	(9,670,958)	(27,270,508)
Investor Shares	–	–	(28,099)	(75,936)
Total Dividends	**(17,194,502)**	**(18,403,417)**	**(18,472,662)**	**(34,415,096)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	227,413,998	207,306,006	78,557,547	139,980,677
Investor Shares	4,226,744	1,519,222	656,596	276,218
Dividends reinvested:				
Class M Shares	1,206,136	921,282	7,494,364	18,406,441
Investor Shares	32,810	21,575	45,116	89,750
Cost of shares redeemed:				
Class M Shares	(285,249,914)	(203,961,213)	(80,409,607)	(53,808,276)
Investor Shares	(847,400)	(1,299,792)	(393,552)	(78,671)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(53,217,626)**	**4,507,080**	**5,950,464**	**104,866,139**
Total Increase (Decrease) in Net Assets	**36,217,915**	**189,159,142**	**26,664,171**	**120,432,726**
Net Assets ($):				
Beginning of Period	1,737,516,322	1,548,357,180	396,069,895	275,637,169
End of Period	**1,773,734,237**	**1,737,516,322**	**422,734,066**	**396,069,895**
Undistributed investment income–net	384,274	534,727	35,757	56,371
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	22,366,604	22,038,590	7,761,439	14,483,294
Shares issued for dividends reinvested	118,321	98,190	748,557	1,931,894
Shares redeemed	(28,107,503)	(21,865,930)	(7,940,178)	(5,530,554)
Net Increase (Decrease) in Shares Outstanding	**(5,622,578)**	**270,850**	**569,818**	**10,884,634**
Investor Shares				
Shares sold	413,292	160,554	65,043	28,956
Shares issued for dividends reinvested	3,219	2,301	4,454	9,336
Shares redeemed	(83,751)	(139,866)	(39,039)	(8,150)
Net Increase (Decrease) in Shares Outstanding	**332,760**	**22,989**	**30,458**	**30,142**

See notes to financial statements.

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Year Ended August 31,		Year Ended August 31,	
	2006	2005	2006	2005
Operations ($):				
Investment income (loss)–net	8,084,607	3,412,591	(591,158)	(593,032)
Net realized gain (loss) on investments	228,981,377	199,130,337	71,023,155	124,554,417
Net unrealized appreciation (depreciation) on investments	(100,460,056)	131,825,896	(33,113,943)	7,285,347
Net Increase (Decrease) in Net Assets				
** Resulting from Operations**	**136,605,928**	**334,368,824**	**37,318,054**	**131,246,732**
Dividends to Shareholders from ($):				
Investment income–net:				
Class M Shares	(585,388)	(3,984,308)	–	–
Investor Shares	–	(17,531)	–	–
Net realized gain on investments:				
Class M Shares	(183,047,381)	(77,822,375)	(112,398,890)	(19,844,248)
Investor Shares	(3,294,507)	(1,434,735)	(769,072)	(84,779)
Dreyfus Premier Shares	(913,807)	(570,464)	–	–
Total Dividends	**(187,841,083)**	**(83,829,413)**	**(113,167,962)**	**(19,929,027)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	322,007,128	215,658,261	101,252,534	124,390,649
Investor Shares	8,472,498	4,329,614	2,946,956	1,679,037
Dreyfus Premier Shares	147,986	163,180	–	–
Dividends reinvested:				
Class M Shares	107,706,446	46,621,454	67,324,425	11,761,061
Investor Shares	2,983,174	1,344,492	596,667	79,795
Dreyfus Premier Shares	777,852	488,518	–	–
Cost of shares redeemed:				
Class M Shares	(278,084,760)	(207,406,100)	(223,780,728)	(196,753,928)
Investor Shares	(6,511,212)	(5,592,823)	(1,129,701)	(921,111)
Dreyfus Premier Shares	(2,595,296)	(3,785,773)	–	–
Increase (Decrease) in Net Assets from				
** Beneficial Interest Transactions**	**154,903,816**	**51,820,823**	**(52,789,847)**	**(59,764,497)**
Total Increase (Decrease) in Net Assets	**103,668,661**	**302,360,234**	**(128,639,755)**	**51,553,208**
Net Assets ($):				
Beginning of Period	1,493,509,113	1,191,148,879	802,499,403	750,946,195
End of Period	**1,597,177,774**	**1,493,509,113**	**673,859,648**	**802,499,403**
Undistributed investment income–net	7,567,899	1,036,313	51,992	174,382

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Year Ended August 31,		Year Ended August 31,	
	2006	2005	2006	2005
Capital Share Transactions:				
Class M Shares				
Shares sold	22,066,592	16,035,142	6,380,370	7,529,761
Shares issued for dividends reinvested	7,821,451	3,594,561	4,506,320	707,645
Shares redeemed	(19,058,661)	(15,380,226)	(13,970,075)	(11,908,708)
Net Increase (Decrease) in Shares Outstanding	**10,829,382**	**4,249,477**	**(3,083,385)**	**(3,671,302)**
Investor Shares[a]				
Shares sold	591,786	326,579	192,832	104,401
Shares issued for dividends reinvested	217,911	103,982	40,562	4,851
Shares redeemed	(454,932)	(417,144)	(72,487)	(56,733)
Net Increase (Decrease) in Shares Outstanding	**354,765**	**13,417**	**160,907**	**52,519**
Dreyfus Premier Shares[a]				
Shares sold	10,363	12,634	–	–
Shares issued for dividends reinvested	58,271	38,315	–	–
Shares redeemed	(181,194)	(290,042)	–	–
Net Increase (Decrease) in Shares Outstanding	**(112,560)**	**(239,093)**	**–**	**–**

[a] *During the period ended August 31, 2006, 108,175 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $1,561,197 were automatically converted to 105,560 Investor shares and during the period ended August 31, 2005, 177,382 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $2,306,284 were automatically converted to 174,748 Investor shares.*

See notes to financial statements.

	Mellon International Fund		Mellon Emerging Markets Fund	
	Year Ended August 31,		Year Ended August 31,	
	2006	2005	2006	2005
Operations ($):				
Investment income–net	36,507,576	21,904,629	17,026,075	18,781,352
Net realized gain (loss) on investments	306,648,753	140,860,965	376,972,112	162,788,793
Net unrealized appreciation (depreciation) on investments	72,503,118	100,934,933	(68,009,693)	192,279,052
Net Increase (Decrease) in Net Assets Resulting from Operations	**415,659,447**	**263,700,527**	**325,988,494**	**373,849,197**
Dividends to Shareholders from ($):				
Investment income–net:				
Class M Shares	(27,155,610)	(18,606,194)	(25,892,407)	(7,111,602)
Investor Shares	(45,673)	(11,955)	(106,816)	(21,031)
Net realized gain on investments:				
Class M Shares	(176,523,230)	(58,460,661)	(174,327,322)	(93,399,039)
Investor Shares	(348,562)	(46,662)	(817,032)	(338,211)
Total Dividends	**(204,073,075)**	**(77,125,472)**	**(201,143,577)**	**(100,869,883)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	582,805,627	532,302,524	199,962,686	276,540,708
Investor Shares	6,503,433	3,052,884	10,192,455	3,641,107
Dividends reinvested:				
Class M Shares	109,449,364	16,624,186	109,209,202	57,373,886
Investor Shares	206,346	49,927	440,610	348,588
Cost of shares redeemed:				
Class M Shares	(225,815,006)	(142,862,209)	(459,201,910)	(269,519,059)
Investor Shares	(1,591,384)	(781,894)	(3,990,490)	(3,774,228)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**471,558,380**	**408,385,418**	**(143,387,447)**	**64,611,002**
Total Increase (Decrease) in Net Assets	**683,144,752**	**594,960,473**	**(18,542,530)**	**337,590,316**
Net Assets ($):				
Beginning of Period	1,860,864,366	1,265,903,893	1,342,358,138	1,004,767,822
End of Period	**2,544,009,118**	**1,860,864,366**	**1,323,815,608**	**1,342,358,138**
Undistributed investment income–net	39,052,729	21,539,696	10,406,756	20,147,828
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	34,440,251	34,292,129	8,262,933	13,502,727
Shares issued for dividends reinvested	6,993,570	1,088,683	4,884,132	2,793,276
Shares redeemed	(13,428,309)	(9,252,652)	(18,620,208)	(13,020,978)
Net Increase (Decrease) in Shares Outstanding	**28,005,512**	**26,128,160**	**(5,473,143)**	**3,275,025**
Investor Shares				
Shares sold	373,162	191,177	422,462	176,814
Shares issued for dividends reinvested	12,698	3,160	19,583	16,872
Shares redeemed	(90,283)	(48,259)	(164,864)	(183,120)
Net Increase (Decrease) in Shares Outstanding	**295,577**	**146,078**	**277,181**	**10,566**

See notes to financial statements.

	Mellon Balanced Fund	
	Year Ended August 31,	
	2006	2005
Operations ($):		
Investment income–net	7,418,245	6,381,003
Net realized gain (loss) on investments	37,961,981	16,266,463
Net unrealized appreciation (depreciation) on investments	(20,507,005)	19,693,002
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,873,221**	**42,340,468**
Dividends to Shareholders from ($):		
Investment income–net:		
Class M Shares	(7,961,970)	(6,757,641)
Investor Shares	(58,159)	(17,186)
Net realized gain on investments:		
Class M Shares	(6,270,562)	–
Investor Shares	(45,032)	–
Total Dividends	**(14,335,723)**	**(6,774,827)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	21,172,287	15,452,501
Investor Shares	2,513,568	1,371,782
Dividends reinvested:		
Class M Shares	5,584,354	119,933
Investor Shares	92,706	12,030
Cost of shares redeemed:		
Class M Shares	(46,635,878)	(41,826,634)
Investor Shares	(801,560)	(312,570)
Increase (Decrease) in Net Assets from		
Beneficial Interest Transactions	**(18,074,523)**	**(25,182,958)**
Total Increase (Decrease) in Net Assets	**(7,537,025)**	**10,382,683**
Net Assets ($):		
Beginning of Period	353,373,652	342,990,969
End of Period	**345,836,627**	**353,373,652**
Undistributed investment income–net	576,124	668,597
Capital Share Transactions (Shares):		
Class M Shares		
Shares sold	1,624,227	1,254,690
Shares issued for dividends reinvested	432,096	9,722
Shares redeemed	(3,573,242)	(3,393,828)
Net Increase (Decrease) in Shares Outstanding	**(1,516,919)**	**(2,129,416)**
Investor Shares		
Shares sold	193,250	111,038
Shares issued for dividends reinvested	7,117	967
Shares redeemed	(62,403)	(25,405)
Net Increase (Decrease) in Shares Outstanding	**137,964**	**86,600**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each Mellon equity fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

| | Class M Shares | | | | |
| | Year Ended August 31, | | | | |
Mellon Large Cap Stock Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	9.79	8.74	8.16	7.77	9.52
Investment Operations:					
Investment income−net[b]	.10	.11	.07	.06	.05
Net realized and unrealized gain (loss) on investments	.52	1.05	.58	.39	(1.59)
Total from Investment Operations	.62	1.16	.65	.45	(1.54)
Distributions:					
Dividends from investment income−net	(.10)	(.11)	(.07)	(.06)	(.05)
Dividends from net realized gain on investments	−	−	−	−	(.16)
Total Distributions	(.10)	(.11)	(.07)	(.06)	(.21)
Net asset value, end of period	10.31	9.79	8.74	8.16	7.77
Total Return (%)	6.32	13.27	7.95	5.76	(16.47)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.80	.80	.81	.81	.81
Ratio of net expenses to average net assets	.80	.80	.81	.81	.81
Ratio of net investment income to average net assets	.96	1.13	.77	.83	.56
Portfolio Turnover Rate	19.08	23.49	43.52	56.96	44.26
Net Assets, end of period ($ x 1,000)	1,766,105	1,733,531	1,545,002	1,479,855	1,389,045

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

| | Investor Shares | | | | |
| | Year Ended August 31, | | | | |
Mellon Large Cap Stock Fund	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	9.82	8.76	8.16	7.77	9.52
Investment Operations:					
Investment income−net[a]	.07	.08	.06	.04	.03
Net realized and unrealized gain (loss) on investments	.51	1.06	.58	.39	(1.59)
Total from Investment Operations	.58	1.14	.64	.43	(1.56)
Distributions:					
Dividends from investment income−net	(.07)	(.08)	(.04)	(.04)	(.03)
Dividends from net realized gain on investments	−	−	−	−	(.16)
Total Distributions	(.07)	(.08)	(.04)	(.04)	(.19)
Net asset value, end of period	10.33	9.82	8.76	8.16	7.77
Total Return (%)	5.95	13.08	7.88	5.50	(16.65)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.06	1.05	1.06	1.07	1.07
Ratio of net expenses to average net assets	1.06	1.05	1.06	1.07	1.07
Ratio of net investment income to average net assets	.72	.87	.59	.56	.31
Portfolio Turnover Rate	19.08	23.49	43.52	56.96	44.26
Net Assets, end of period ($ x 1,000)	7,629	3,985	3,356	2,121	803

[a] *Based on average shares outstanding at each month end.*

See notes to financial statements.

Mellon Income Stock Fund	Class M Shares				
	Year Ended August 31,				
	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	9.92	9.50	8.56	8.24	10.39
Investment Operations:					
Investment income−net[b]	.22	.21	.16	.12	.11
Net realized and unrealized gain (loss) on investments	.75	1.27	1.09	.37	(1.56)
Total from Investment Operations	.97	1.48	1.25	.49	(1.45)
Distributions:					
Dividends from investment income−net	(.22)	(.20)	(.17)	(.12)	(.11)
Dividends from net realized gain on investments	(.24)	(.86)	(.14)	(.05)	(.59)
Total Distributions	(.46)	(1.06)	(.31)	(.17)	(.70)
Net asset value, end of period	10.43	9.92	9.50	8.56	8.24
Total Return (%)	10.00	16.23	14.68	6.19	(14.94)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81	.82	.83	.83	.82
Ratio of net expenses to average net assets	.81	.82	.83	.83	.82
Ratio of net investment income to average net assets	2.14	2.12	1.75	1.48	1.19
Portfolio Turnover Rate	40.75	34.61	52.47	12.82	30.35
Net Assets, end of period ($ x 1,000)	421,266	394,977	274,881	271,085	406,875

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

Mellon Income Stock Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	9.98	9.53	8.58	8.25	10.40
Investment Operations:					
Investment income−net[a]	.19	.18	.14	.10	.10
Net realized and unrealized gain (loss) on investments	.75	1.29	1.08	.38	(1.57)
Total from Investment Operations	.94	1.47	1.22	.48	(1.47)
Distributions:					
Dividends from investment income−net	(.19)	(.16)	(.13)	(.10)	(.09)
Dividends from net realized gain on investments	(.24)	(.86)	(.14)	(.05)	(.59)
Total Distributions	(.43)	(1.02)	(.27)	(.15)	(.68)
Net asset value, end of period	10.49	9.98	9.53	8.58	8.25
Total Return (%)	9.68	16.00	14.26	6.03	(15.15)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.06	1.07	1.08	1.09	1.09
Ratio of net expenses to average net assets	1.06	1.07	1.08	1.09	1.09
Ratio of net investment income to average net assets	1.92	1.88	1.49	1.21	1.08
Portfolio Turnover Rate	40.75	34.61	52.47	12.82	30.35
Net Assets, end of period ($ x 1,000)	1,468	1,092	756	1,080	586

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Mellon Mid Cap Stock Fund	Class M Shares				
	Year Ended August 31,				
	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	14.80	12.29	11.07	9.92	11.20
Investment Operations:					
Investment income−net[b]	.08	.04	.04	.05	.04
Net realized and unrealized gain (loss) on investments	1.21	3.33	1.21	1.13	(1.29)
Total from Investment Operations	1.29	3.37	1.25	1.18	(1.25)
Distributions:					
Dividends from investment income−net	(.01)	(.04)	(.03)	(.03)	(.03)
Dividends from net realized gain on investments	(1.82)	(.82)	−	−	−
Total Distributions	(1.83)	(.86)	(.03)	(.03)	(.03)
Net asset value, end of period	14.26	14.80	12.29	11.07	9.92
Total Return (%)	9.14	28.41	11.33	11.94	(11.21)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.91	.91	.92	.93
Ratio of net expenses to average net assets	.91	.91	.91	.92	.93
Ratio of net investment income to average net assets	.51	.26	.34	.47	.33
Portfolio Turnover Rate	93.33	83.57	69.03	67.97	61.20
Net Assets, end of period ($ x 1,000)	1,560,575	1,458,952	1,159,657	1,073,837	839,075

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

Mellon Mid Cap Stock Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.73	12.24	11.03	9.90	11.19
Investment Operations:					
Investment income (loss)−net [a]	.04	.00[b]	.01	.02	(.00)[b]
Net realized and unrealized					
gain (loss) on investments	1.21	3.32	1.21	1.13	(1.28)
Total from Investment Operations	1.25	3.32	1.22	1.15	(1.28)
Distributions:					
Dividends from investment income−net	−	(.01)	(.01)	(.02)	(.01)
Dividends from net realized gain on investments	(1.82)	(.82)	−	−	−
Total Distributions	(1.82)	(.83)	(.01)	(.02)	(.01)
Net asset value, end of period	14.16	14.73	12.24	11.03	9.90
Total Return (%)	8.93	28.05	11.02	11.66	(11.44)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.15	1.15	1.16	1.20	1.25
Ratio of net expenses to average net assets	1.15	1.15	1.16	1.20	1.25
Ratio of net investment income (loss)					
to average net assets	.26	.02	.10	.19	(.00)[c]
Portfolio Turnover Rate	93.33	83.57	69.03	67.97	61.20
Net Assets, end of period ($ x 1,000)	30,433	26,445	21,810	18,117	736

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Amount represents less than .01%.*
See notes to financial statements.

Mellon Mid Cap Stock Fund	Dreyfus Premier Shares			
	Year Ended August 31,			
	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	14.44	12.09	10.96	9.81
Investment Operations:				
Investment (loss)−net[b]	(.07)	(.09)	(.08)	(.06)
Net realized and unrealized gain (loss) on investments	1.19	3.26	1.21	1.21
Total from Investment Operations	1.12	3.17	1.13	1.15
Distributions:				
Dividends from net realized gain on investments	(1.82)	(.82)	−	−
Net asset value, end of period	13.74	14.44	12.09	10.96
Total Return (%)	8.13	27.11	10.31	11.72[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.90	1.88	1.91	1.95[c]
Ratio of net expenses to average net assets	1.90	1.88	1.91	1.95[c]
Ratio of net investment (loss) to average net assets	(.48)	(.71)	(.65)	(.58)[c]
Portfolio Turnover Rate	93.33	83.57	69.03	67.97
Net Assets, end of period ($ x 1,000)	6,170	8,113	9,682	14,996

[a] From the close of business on September 6, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

See notes to financial statements.

| | Class M Shares | | | | |
| | Year Ended August 31, | | | | |
Mellon Small Cap Stock Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	17.18	14.92	13.17	10.95	11.99
Investment Operations:					
Investment (loss)−net[b]	(.01)	(.01)	(.02)	(.00)[c]	(.03)
Net realized and unrealized gain (loss) on investments	.80	2.66	1.77	2.22	(1.01)
Total from Investment Operations	.79	2.65	1.75	2.22	(1.04)
Distributions:					
Dividends from net realized gain on investments	(2.58)	(.39)	–	–	–
Net asset value, end of period	15.39	17.18	14.92	13.17	10.95
Total Return (%)	5.04	17.86	13.29	20.27	(8.67)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.01	1.01	1.02	1.04	1.07
Ratio of net expenses to average net assets	1.01	1.01	1.02	1.03	1.05
Ratio of net investment (loss) to average net assets	(.08)	(.07)	(.11)	(.02)	(.27)
Portfolio Turnover Rate	108.79	148.54	91.71	91.99	76.66
Net Assets, end of period ($ x 1,000)	667,241	797,808	747,637	558,172	350,873

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

See notes to financial statements.

Mellon Small Cap Stock Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	16.97	14.78	13.08	10.90	11.98
Investment Operations:					
Investment (loss)–net[a]	(.05)	(.05)	(.05)	(.03)	(.06)
Net realized and unrealized gain (loss) on investments	.79	2.63	1.75	2.21	(1.02)
Total from Investment Operations	.74	2.58	1.70	2.18	(1.08)
Distributions:					
Dividends from net realized gain on investments	(2.58)	(.39)	–	–	–
Net asset value, end of period	15.13	16.97	14.78	13.08	10.90
Total Return (%)	4.78	17.55	13.00	20.00	(9.02)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26	1.26	1.26	1.29	1.32
Ratio of net expenses to average net assets	1.26	1.26	1.26	1.28	1.30
Ratio of net investment (loss) to average net assets	(.35)	(.33)	(.35)	(.27)	(.51)
Portfolio Turnover Rate	108.79	148.54	91.71	91.99	76.66
Net Assets, end of period ($ x 1,000)	6,618	4,692	3,310	3,578	3,857

[a] *Based on average shares outstanding at each month end.*

See notes to financial statements.

	Class M Shares				
	Year Ended August 31,				
Mellon International Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	16.20	14.29	11.77	11.03	12.08
Investment Operations:					
Investment income–net[b]	.28	.22	.20	.20	.18
Net realized and unrealized gain (loss) on investments	3.02	2.52	2.51	.68	(1.07)
Total from Investment Operations	3.30	2.74	2.71	.88	(.89)
Distributions:					
Dividends from investment income–net	(.23)	(.20)	(.19)	(.14)	(.15)
Dividends from net realized gain on investments	(1.50)	(.63)	–	–	(.01)
Total Distributions	(1.73)	(.83)	(.19)	(.14)	(.16)
Net asset value, end of period	17.77	16.20	14.29	11.77	11.03
Total Return (%)	21.86	19.51	23.15	8.19	(7.39)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.09	1.11	1.12	1.12
Ratio of net expenses to average net assets	1.10	1.09	1.10	1.05	1.05
Ratio of net investment income to average net assets	1.68	1.40	1.46	1.99	1.59
Portfolio Turnover Rate	70.02	44.92	45.60	36.52	24.63
Net Assets, end of period ($ x 1,000)	2,534,753	1,857,398	1,265,004	820,568	543,566

[a] *Effective December 16, 2002, MPAM shares were as redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

| | Investor Shares | | | | |
| | Year Ended August 31, | | | | |
Mellon International Fund	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	16.74	14.74	12.13	11.34	12.08
Investment Operations:					
Investment income−net[a]	.26	.24	.49	.13	.24
Net realized and unrealized gain (loss) on investments	3.11	2.55	2.20	.78	(.97)
Total from Investment Operations	3.37	2.79	2.69	.91	(.73)
Distributions:					
Dividends from investment income−net	(.20)	(.16)	(.08)	(.12)	−
Dividends from net realized gain on investments	(1.50)	(.63)	−	−	(.01)
Total Distributions	(1.70)	(.79)	(.08)	(.12)	(.01)
Net asset value, end of period	18.41	16.74	14.74	12.13	11.34
Total Return (%)	21.49	19.24	22.28	8.24	(5.95)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.36	1.34	1.35	1.36	1.38
Ratio of net expenses to average net assets	1.36	1.34	1.35	1.30	1.30
Ratio of net investment income to average net assets	1.50	1.50	2.63	1.10	2.16
Portfolio Turnover Rate	70.02	44.92	45.60	36.52	24.63
Net Assets, end of period ($ x 1,000)	9,256	3,466	900	308	2,588

[a] *Based on average shares outstanding at each month end.*

See notes to financial statements.

	Class M Shares				
	Year Ended August 31,				
Mellon Emerging Markets Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	22.69	17.98	14.92	12.33	11.86
Investment Operations:					
Investment income–net[b]	.29	.32	.25	.22	.24
Net realized and unrealized gain (loss) on investments	4.96	6.09	3.16	2.77	.75
Total from Investment Operations	5.25	6.41	3.41	2.99	.99
Distributions:					
Dividends from investment income–net	(.44)	(.12)	(.12)	(.12)	(.19)
Dividends from net realized gain on investments	(2.97)	(1.58)	(.23)	(.28)	(.33)
Total Distributions	(3.41)	(1.70)	(.35)	(.40)	(.52)
Net asset value, end of period	24.53	22.69	17.98	14.92	12.33
Total Return (%)	24.59	36.62	22.93	25.18	8.48
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.52	1.51	1.51	1.61	1.68
Ratio of net expenses to average net assets	1.52	1.51	1.50	1.35	1.35
Ratio of net investment income to average net assets	1.18	1.52	1.39	1.77	1.86
Portfolio Turnover Rate	49.06	42.97	46.36	26.43	55.00
Net Assets, end of period ($ x 1,000)	1,312,055	1,337,801	1,001,344	526,049	145,144

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

Mellon Emerging Markets Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	22.79	18.08	15.00	12.38	11.92
Investment Operations:					
Investment income−net[a]	.26	.30	.17	.17	.11
Net realized and unrealized gain (loss) on investments	4.96	6.09	3.22	2.82	.86
Total from Investment Operations	5.22	6.39	3.39	2.99	.97
Distributions:					
Dividends from investment income−net	(.39)	(.10)	(.08)	(.09)	(.18)
Dividends from net realized gain on investments	(2.97)	(1.58)	(.23)	(.28)	(.33)
Total Distributions	(3.36)	(1.68)	(.31)	(.37)	(.51)
Net asset value, end of period	24.65	22.79	18.08	15.00	12.38
Total Return (%)	24.29	36.26	22.68	24.99	8.26
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.78	1.72	1.84	1.85	1.90
Ratio of net expenses to average net assets	1.78	1.72	1.83	1.60	1.60
Ratio of net investment income to average net assets	1.07	1.48	1.14	1.12	.88
Portfolio Turnover Rate	49.06	42.97	46.36	26.43	55.00
Net Assets, end of period ($ x 1,000)	11,761	4,557	3,424	313	684

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Class M Shares				
	Year Ended August 31,				
Mellon Balanced Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	12.79	11.56	10.79	10.28	11.39
Investment Operations:					
Investment income–net[b]	.27	.22	.20	.25	.31
Net realized and unrealized gain (loss) on investments	.64	1.25	.78	.51	(.92)
Total from Investment Operations	.91	1.47	.98	.76	(.61)
Distributions:					
Dividends from investment income–net	(.30)	(.24)	(.21)	(.25)	(.30)
Dividends from net realized gain on investments	(.23)	–	–	–	(.20)
Total Distributions	(.53)	(.24)	(.21)	(.25)	(.50)
Net asset value, end of period	13.17	12.79	11.56	10.79	10.28
Total Return (%)	7.22	12.78	9.13	7.68	(5.70)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.58	.59	.62	.63
Ratio of net expenses to average net assets	.60	.58	.59	.62	.63
Ratio of net investment income to average net assets	2.10	1.81	1.77	2.41	2.81
Portfolio Turnover Rate	64.43[c]	62.64[c]	61.77[c]	83.22	90.36
Net Assets, end of period ($ x 1,000)	342,110	351,525	342,326	348,402	372,089

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended August 31, 2006, August 31, 2005 and August 31, 2004, were 61.53%, 45.79% and 55.45%, respectively.*

See notes to financial statements.

Mellon Balanced Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.83	11.57	10.79	10.27	11.39
Investment Operations:					
Investment income–net[a]	.24	.18	.17	.23	.27
Net realized and unrealized gain (loss) on investments	.63	1.26	.77	.51	(.91)
Total from Investment Operations	.87	1.44	.94	.74	(.64)
Distributions:					
Dividends from investment income–net	(.26)	(.18)	(.16)	(.22)	(.28)
Dividends from net realized gain on investments	(.23)	–	–	–	(.20)
Total Distributions	(.49)	(.18)	(.16)	(.22)	(.48)
Net asset value, end of period	13.21	12.83	11.57	10.79	10.27
Total Return (%)	6.93	12.55	8.76	7.52	(5.91)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.85	.85	.85	.87	.89
Ratio of net expenses to average net assets	.85	.85	.85	.87	.89
Ratio of net investment income to average net assets	1.86	1.45	1.45	2.13	2.45
Portfolio Turnover Rate	64.43[b]	62.64[b]	61.77[b]	83.22	90.36
Net Assets, end of period ($ x 1,000)	3,727	1,848	665	431	165

[a] *Based on average shares outstanding at each month end.*

[b] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended August 31, 2006, August 31, 2005 and August 31, 2004, were 61.53%, 45.79% and 55.45%, respectively.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified equity funds and balanced fund: Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund (each, a "fund" and collectively, the "funds"). Mellon Large Cap Stock Fund, Mellon Mid Cap Stock Fund and Mellon Small Cap Stock Fund seek capital appreciation and Mellon Income Stock Fund seeks total return (consisting of capital appreciation and income). Mellon International Fund and Mellon Emerging Markets Fund seek long-term capital growth. Mellon Balanced Fund seeks long-term growth of principal in conjunction with current income.

Mellon Fund Advisers, a division of The Dreyfus Corporation (the "Manager" or "Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon Mid Cap Stock Fund. Dreyfus Premier shares of Mellon Mid Cap Stock Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

Effective June 1, 2006, Mellon Mid Cap Stock Fund no longer offers Dreyfus Premier shares, except in connection with dividend reinvestment and permitted exchanges of Dreyfus Premier shares.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in equity securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the funds calculate their net asset values, the funds may value these investments at fair value as determined in accordance with the procedures approved by the Trust's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Trust's Board, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Mellon Balanced Fund

Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities (which constitute a majority of the portfolio securities)

are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Trust's Board. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Trust's Board, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Trust's Board. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as expense offsets in the Statements of Operations.

Pursuant to a securities lending agreement with Mellon Bank, an affiliate of Dreyfus, the funds may lend securities to certain qualified institutions. It is the funds' policy, that at origination, all loans are secured by collateral of at least

102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds are entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to off-set losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Foreign currency transactions: Mellon Emerging Markets Fund and Mellon International Fund do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(e) Foreign currency exchange contracts: Certain funds may enter into forward currency exchange contracts to hedge their exposure to changes in foreign currency exchange rates on their foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, a fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, a fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, a fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. A fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. As of August 31, 2006, there were no open forward currency exchange contracts. Funds may also enter into foreign exchange contracts at the prevailing spot rate in order to facilitate the settlement of purchases and sales of foreign securities. **Table 1** summarizes open foreign exchange contracts for Mellon International Fund and Mellon Emerging Markets Fund at August 31, 2006.

(f) Concentration of risk: Mellon Emerging Markets Fund invests in equity securities traded on the stock markets of emerging market countries, which can be extremely volatile due to political, social and economic factors. Risks include changes in currency exchange rates, a lack of comprehensive company information, political instability, differing auditing and legal standards, less diverse, less mature economic structures and less liquidity.

(g) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. Mellon Large Cap Stock Fund, Mellon Income Stock Fund and Mellon Balanced Fund declare and pay dividends from investment income-net monthly. Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund declare and pay dividends from investment income-net annually. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

Table 1.

Mellon International Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 9/1/2006	48,005	91,397	91,430	33
Euro, expiring 9/1/2006	85,340	109,483	109,329	(154)
Japanese Yen, expiring 9/1/2006	43,683,365	372,747	372,328	(419)
Sales:		**Proceeds ($)**		
Australian Dollar, expiring 9/1/2006	1,211,319	926,053	924,963	1,090
Australian Dollar, expiring 9/5/2006	1,362,813	1,039,826	1,040,644	(818)
Euro, expiring 9/1/2006	2,896,616	3,716,575	3,710,854	5,721
Euro, expiring 9/5/2006	447,402	573,748	573,166	582
Singapore Dollar, expiring 9/1/2006	800,000	508,098	508,388	(290)
Swiss Franc, expiring 9/1/2006	134,530	109,483	109,303	180
Total				**5,925**

Mellon Emerging Markets Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales:				
South African Rand, expiring 9/1/2006	86,420	12,218	11,975	243
South African Rand, expiring 9/5/2006	7,592,796	1,054,754	1,052,071	2,683
South Korean Won, expiring 9/1/2006	277,109,408	288,385	288,265	120
Total				**3,046**

(h) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the funds' tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

Table 2 summarizes each fund's components of accumulated earnings on a tax basis at August 31, 2006.

Table 3 summarizes each fund's tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005, respectively.

Table 2.

	Undistributed Ordinary Income ($)	Undistributed Capital Gains ($)	Unrealized Appreciation ($)
Mellon Large Cap Stock Fund	373,502	23,745,073	481,488,738
Mellon Income Stock Fund	–	31,347,396	100,861,858
Mellon Mid Cap Stock Fund	43,407,579	182,527,652	244,157,411
Mellon Small Cap Stock Fund	246,887	69,649,833	98,480,529
Mellon International Fund	93,315,336	185,927,704	310,364,673
Mellon Emerging Markets Fund	66,098,795	289,162,412	242,292,605
Mellon Balanced Fund	1,639,331	36,107,980	47,901,961

Table 3.

	Ordinary Income ($)		Long-Term Capital Gains ($)	
	2006	2005	2006	2005
Mellon Large Cap Stock Fund	17,194,502	18,403,417	–	–
Mellon Income Stock Fund	8,505,042	7,068,652	9,967,620	27,346,444
Mellon Mid Cap Stock Fund	20,235,607	8,137,578	167,605,476	75,691,835
Mellon Small Cap Stock Fund	3,248,365	–	109,919,597	19,929,027
Mellon International Fund	68,050,406	37,686,099	136,022,669	39,439,373
Mellon Emerging Markets Fund	57,206,290	56,279,263	143,937,287	44,590,620
Mellon Balanced Fund	8,020,129	6,774,827	6,315,594	–

During the period ended August 31, 2006, as a result of permanent book to tax differences, the funds increased (decreased) accumulated undistributed investment income–net and increased (decreased) accumulated net realized gain (loss) on investments as summarized in Table 4. These permanent book to tax differences are primarily due to the tax treatment for real estate investment trusts for the Mellon Large Cap Stock Fund, the Mellon Income Stock Fund and the Mellon Mid Cap Stock Fund, real estate investment trusts and net operating losses for the Mellon Small Cap Stock Fund, foreign exchange gains and losses and passive foreign investment companies for the Mellon International Fund, foreign exchange gains and losses and India and Thailand capital gains taxes for the Mellon Emerging Markets Fund and amortization adjustments, treasury protected securities and real estate investment trusts for the Mellon Balanced Fund. Net assets were not affected by this reclassification.

NOTE 3–Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowing. During the period ended August 31, 2006, Mellon Large Cap Stock Fund did not borrow under the line of credit.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2006 for the Mellon Income Stock Fund was approximately $11,600, with a related weighted average annualized interest rate of 5.52%.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2006 for the Mellon Mid Cap Stock Fund was approximately $804,800, with a related weighted average annualized interest rate of 4.76%.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2006 for the Mellon Small Cap Stock Fund was approximately $604,000, with a related weighted average annualized interest rate of 4.67%.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2006 for the Mellon International Fund was approximately $1,443,800, with a related weighted average annualized interest rate of 4.79%.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2006 for the Mellon Emerging Markets Fund was approximately $1,587,500, with a related weighted average annualized interest rate of 5.07%.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2006 for the Mellon Balanced Fund was approximately $1,062,400, with a related weighted average annualized interest rate of 5.15%.

Table 4.

	Accumulated Undistributed Investment Income–Net ($)	Accumulated Net Realized Gain (Loss) ($)
Mellon Large Cap Stock Fund	(139,023)	139,023
Mellon Income Stock Fund	1,194	(1,194)
Mellon Mid Cap Stock Fund	(967,633)	967,633
Mellon Small Cap Stock Fund	468,768	(468,768)
Mellon International Fund	8,206,740	(8,206,740)
Mellon Emerging Markets Fund	(767,924)	767,924
Mellon Balanced Fund	509,411	(509,411)

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .65% of the Mellon Large Cap Stock Fund, .65% of the Mellon Income Stock Fund, .75% of the Mellon Mid Cap Stock Fund, .85% of the Mellon Small Cap Stock Fund, .85% of the Mellon International Fund, 1.15% of the Mellon Emerging Markets Fund and .65% (equity investments), .40% (debt securities) and .15% (money market investments and other underlying Mellon funds) of the Mellon Balanced Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
$6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

No administration fee is applied to assets held by the Mellon Balanced Fund, which are invested in cash or money market instruments or shares of certain other series of the Trust.

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

During the period ended August 31, 2006, the Distributor retained $19,894 from CDSC on redemptions of the Mellon Mid Cap Stock Fund's Dreyfus Premier shares.

(b) Mellon Mid Cap Stock Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. Mellon Mid Cap Stock Fund pays the Distributor a fee at an annual rate of .75% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended August 31, 2006, Mellon Mid Cap Stock Fund's Dreyfus Premier shares were charged $54,199 pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to their Investor shares and Mellon Mid Cap Stock Fund has adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares. Each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 5** summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended August 31, 2006, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statements of Operations include fees paid to the transfer agent.

Table 5.

Mellon Large Cap Stock Fund	$12,912
Mellon Income Stock Fund	3,087
Mellon Mid Cap Stock Fund, Investor shares	72,407
Mellon Mid Cap Stock Fund, Dreyfus Premier shares	18,066
Mellon Small Cap Stock Fund	13,436
Mellon International Fund	13,026
Mellon Emerging Markets Fund	21,402
Mellon Balanced Fund	7,062

All funds except Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Bank, an affiliate of Dreyfus, under a Custody Agreement with Mellon Bank and Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Trust of New England, N.A. under a Custody Agreement with Mellon Trust of New England, N.A. for providing custodial services for the relevant funds. **Table 6** summarizes the amounts the funds were charged during the period ended August 31, 2006, pursuant to the custody agreements.

Table 6.

Mellon Large Cap Stock Fund	$ 111,051
Mellon Income Stock Fund	30,618
Mellon Mid Cap Stock Fund	108,940
Mellon Small Cap Stock Fund	66,617
Mellon International Fund	2,250,291
Mellon Emerging Markets Fund	3,083,712
Mellon Balanced Fund	34,953

During the period ended August 31, 2006, each fund was charged $4,313 for services performed by the Chief Compliance Officer.

Table 7 summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(d) Effective January 1, 2006, each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000. Between September 13, 2004 and December 31, 2005, the Trust paid its Board members an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and reimbursed them for travel and out-of-pocket expenses.

(e) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use cash collateral received in connection with lending the funds' securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by Dreyfus in excess of the limitations imposed by the Act.

NOTE 5—Securities Transactions:

Table 8 summarizes each fund's aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and foreign currency exchange contracts, during the period ended August 31, 2006, of which $10,268,569 in purchases and $8,392,372 in sales were from mortgage dollar roll transactions in the Mellon Balanced Fund.

Table 7.

	Investment Advisory Fees ($)	Rule 12b-1 Distribution Plan Fees ($)	Shareholder Services Plan Fees ($)	Custody Fees ($)	Chief Compliance Officer Fees ($)
Mellon Large Cap Stock Fund	970,095	–	1,578	17,982	1,895
Mellon Income Stock Fund	230,181	–	309	5,242	1,895
Mellon Mid Cap Stock Fund	1,003,112	3,899	7,751	15,513	1,895
Mellon Small Cap Stock Fund	478,319	–	1,336	7,651	1,895
Mellon International Fund	1,800,674	–	1,826	389,010	1,895
Mellon Emerging Markets Fund	1,287,225	–	2,419	388,623	1,895
Mellon Balanced Fund	128,142	–	781	6,031	1,895

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

Table 9 summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation on investments for each fund at August 31, 2006.

Table 8.

	Purchases ($)	Sales ($)
Mellon Large Cap Stock Fund	332,449,674	341,382,314
Mellon Income Stock Fund	163,582,623	177,268,224
Mellon Mid Cap Stock Fund	1,475,271,227	1,508,038,902
Mellon Small Cap Stock Fund	781,991,823	956,665,078
Mellon International Fund	1,764,879,073	1,482,813,483
Mellon Emerging Markets Fund	685,616,375	1,018,895,472
Mellon Balanced Fund	228,216,893	248,073,675

Table 9.

	Cost of Investments ($)	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon Large Cap Stock Fund	1,355,471,581	526,746,336	45,257,598	481,488,738
Mellon Income Stock Fund	332,652,733	104,273,647	3,411,789	100,861,858
Mellon Mid Cap Stock Fund	1,436,164,418	289,115,364	44,957,953	244,157,411
Mellon Small Cap Stock Fund	663,278,483	118,923,659	20,443,130	98,480,529
Mellon International Fund	2,184,765,074	374,526,932	64,142,898	310,384,034
Mellon Emerging Markets Fund	1,059,021,415	299,375,523	57,095,554	242,279,969
Mellon Balanced Fund	333,584,557	54,910,406	7,008,445	47,901,961

The Board of Trustees and Shareholders of Mellon Funds Trust:

We have audited the accompanying statements of assets and liabilities of Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund of Mellon Funds Trust (collectively "the Funds"), including the statements of investments, as of August 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of August 31, 2006, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of August 31, 2006, and the results of their operations for the year then ended, the changes in their net assets for each of the years in the two-year period then ended and the financial highlights for each of the periods indicated therein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
October 20, 2006

Mellon Large Cap Stock Fund

For federal tax purposes the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $17,194,502 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

Mellon Income Stock Fund

For federal tax purposes, the fund hereby designates $.2479 per share as a long-term capital gain distribution paid on December 22, 2005. Also the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $8,505,042 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

Mellon Mid Cap Stock Fund

For federal tax purposes, the fund hereby designates $1.6310 per share as a long-term capital gain distribution of the $1.8220 per share paid on December 8, 2005. Also the fund hereby designates 47.11% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $3,847,558 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

Mellon Small Cap Stock Fund

For federal tax purposes, the fund hereby designates $2.5040 per share as a long-term capital gain distribution of the $2.5780 per share paid on December 7, 2005. Also the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $3,248,365 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

Mellon International Fund

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2006:

— the total amount of taxes paid to foreign countries was $4,866,935.

— the total amount of income sourced from foreign countries was $52,504,794.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $9,446,781 represents the maximum amount that may be considered qualified dividend income. Also, the fund designates $1.1568 per share as a long-term capital gain distribution paid on December 15, 2005.

Mellon Emerging Markets Fund

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2006:

— the total amount of taxes paid to foreign countries was $4,805,092.

— the total amount of income sourced from foreign countries was $33,722,617.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $9,508,709 represents the maximum amount that may be considered qualified dividend income. Also, the fund designates $2.4390 per share as a long-term capital gain distribution paid on December 28, 2005.

Mellon Balanced Fund

For federal tax purposes, the fund hereby designates $.2310 per share as a long-term capital gain distribution paid on December 22, 2005. Also the fund hereby designates 35.32% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $3,161,756 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

At a meeting of the Board of Trustees held on March 13-14, 2006, the Board considered the re-approval of the Trust's Investment Advisory Agreement for another one year term, pursuant to which the Investment Adviser, a division of Dreyfus, provides the funds with investment advisory services. The Board members also considered the re-approval of the Trust's Administration Agreement with Mellon Bank for another one year term, pursuant to which Mellon Bank provides the funds with administrative services. Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain of these administrative services. The Board members who are not "interested persons" (as defined in the Act) of the Trust were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Funds. The Board members received a presentation from representatives of Dreyfus regarding services provided to the funds, and discussed the nature, extent and quality of the services provided to the funds pursuant to the Investment Advisory Agreement. Dreyfus' representatives reviewed the funds' distribution of accounts, and noted the diversity of distribution of the funds and Dreyfus' corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each of the funds' distribution channels. The Board also reviewed the number of shareholder accounts in each fund, as well as each fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities. The Board members also considered that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Funds' Advisory Fees, Expense Ratios and Performance.

Mellon Large Cap Stock Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses and performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the third quintile (above the median) of the Expense Group. The Board also noted that the fund's expense ratio ranked in the second quintile (below the median) and in the third quintile (above the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe, respectively.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's performance was below the averages of the Performance Group for the reported periods ended January 31, 2006, ranked in the fourth quintile for the 1-, 2- and 5-year periods, and in the fifth quintile for the 3- and 4-year periods, of the Performance Group, was above the Performance Universe averages for the 1- and 2-year periods, was below the Performance Universe averages for the 3-, 4- and 5-year periods, and ranked in the second quintile for the 1-year period, and in the third quintile for the 2-, 3-, 4- and 5-year periods, of the Performance Universe. The Board also noted that the fund's relative total return performance for the 1-year period was improving.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and by other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (collectively with the Similar Funds, the "Similar Accounts"). Dreyfus' representatives explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, in management of the Similar Accounts as compared to managing and providing services to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the fees of the Similar Funds reflected historical pricing and pricing of unitary fee funds. The Board members considered the relevance of the fee information

provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Mellon Income Stock Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses and performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the second quintile (below the median) of the Expense Group. The Board also noted that the fund's expense ratio ranked in the first quintile (among the lowest expense ratios) and in the third quintile (below the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe, respectively.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's performance was below the averages of the Performance Group for the reported periods ended January 31, 2006, ranked in the second quintile for the 1-year period, in the third quintile for the 2-year period, in the fourth quintile for the 3- and 4-year periods, and in the fifth quintile for the 5-year period, of the Performance Group, was above the Performance Universe averages for the 1-, 2- and 3-year periods, was below the Performance Universe averages for the 4- and 5-year periods, and ranked in the second quintile for the 1-, 2- and 3-year periods, and in the fourth quintile for the 4- and 5-year periods, of the Performance Universe. The Board members also noted that the fund's relative total return performance for the 1-year period was improving.

Representatives of Dreyfus noted that Dreyfus or its affiliates do not manage other mutual funds or accounts with similar investment objectives, policies and strategies as the fund.

Mellon Mid Cap Stock Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses and performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that

the fund's expense ratio ranked in the second quintile (below the median) of the Expense Group. The Board also noted that the fund's expense ratio ranked in the second quintile and in the third quintile (below the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe, respectively.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's performance was above the averages of the Performance Group and the Performance Universe for the reported periods ended January 31, 2006, and ranked in the first quintile for the 1- and 2-year periods, and in the second quintile for the 3-, 4- and 5-year periods, of the Performance Group and the Performance Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from Dreyfus' perspective, in providing services to the Similar Funds as compared to the fund. Representatives of Dreyfus also noted that there were no other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the advisory fees for most of the Similar Funds were substantially comparable to that of the fund or reflected the pricing of an index fund or a unitary fee fund and that, with respect to any Similar

Funds for which the fund's advisory/administration fee was higher, the fund's total expense ratio generally was lower than those of the Similar Funds. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Mellon Small Cap Stock Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses and performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the fifth quintile (above the median) of the Expense Group. The Board also noted that the fund's expense ratio ranked in the second quintile (below the median) and in the third quintile (above the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe, respectively.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's performance was below the averages of the Performance Group and the Performance Universe for the reported periods ended January 31, 2006, ranked in the fifth quintile for the 1- and 3-year periods, in the third quintile for the 2- and 5-year periods and in the fourth quintile for the 4-year period, of the Performance Group, and ranked in the fifth quintile for the 1-year period, and in the fourth quintile for the 2-, 3-, 4- and 5-year periods, of the Performance Universe. The Board noted that management had hired another analyst to assist the fund's primary portfolio manager.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from Dreyfus' perspective, in providing services to the Similar Funds as compared to the fund. Representatives of Dreyfus also noted that there were no other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the advisory fees of some of the Similar Funds reflected historical pricing and pricing of an index fund and that, with respect to any Similar Funds for which the fund's advisory/administration fee was higher, the fund's total expense ratio generally was lower than those of the Similar Funds. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Mellon International Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses and performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the third quintile (below the median) of the Expense Group and in the third quintile (above the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non–Rule 12b-1 service fees of the funds in the Expense Universe.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's performance was below the averages of the Performance Group and the Performance Universe for the 1-, 2-, 3-, and 4-year periods, and above the average for the 5-year period, ended January 31, 2006, ranked in the fifth quintile for the 1- and 2-year periods, in the fourth quintile for the 3- and 4-year periods and in the second quintile for the 5-year

period, of the Performance Group and the Performance Universe. The Board members also noted that management has sought to change the fund's value orientation by investing most of the fund's cash flows since June 30, 2005 in accordance with a core investment style.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and by other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (collectively with the Similar Funds, the "Similar Accounts"). Dreyfus' representatives explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, in management of the Similar Accounts as compared to managing and providing services to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the fees of the Similar Funds were comparable to that of the fund or, if lower, reflected pricing of a "master/feeder" fund structure and of funds offered only to institutional investors. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Mellon Emerging Markets Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses and performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the second quintile (below the median) of the Expense Group. The Board also noted that the fund's expense ratio ranked in the second quintile and in the third quintile (above the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe, respectively.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's performance was below the averages of the Performance Group and the Performance Universe for the 1-, 2-, 3-, and 4-year periods, and above the average for the 5-year period, although it was very favorable on an absolute basis, ranked in the fifth quintile for the 1-, 2- and 3-year periods, in the fourth quintile for the 4-year period and in the second quintile for the 5-year period, of the Performance Group and ranked in the fourth quintile for the 1-, 2- and 3-year periods, in the third quintile for the 4-year period and in the second quintile for the 5-year period of the Performance Universe. The Board members also noted that management has sought to change the fund's value orientation by investing most of the fund's cash flows since June 30, 2005 in accordance with a core investment style.

Representatives of Dreyfus reviewed with the Board members the fee paid to Dreyfus by a mutual fund managed by Dreyfus with a similar investment objective and similar policies and strategies as the fund (the "Similar Fund"), and by other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (collectively with the Similar Fund, the "Similar Accounts"). Dreyfus' representatives explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, in management of the Similar Accounts as compared to managing and providing services to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the fee of the fund's Similar Fund was comparable to that of the fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Mellon Balanced Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses and performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the first quintile (below the median) of the Expense Group and ranked in the first quintile of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's performance was above the averages of the Performance Group for the reported periods ended January 31, 2006, ranked in the second quintile for the 1-year period, in the first quintile for the 2-, 4- and 5-year periods, and in the third quintile for the 3-year period, of the Performance Group, was above the Performance Universe averages for the reported periods, and ranked in the first quintile for the 1-, 2-, 4- and 5-year periods, and in the second quintile for the 3-year period, of the Performance Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from Dreyfus' perspective, in providing services to the Similar Funds as compared to the fund. Representatives of Dreyfus also noted that there were no other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the fees of the Similar Funds reflected historical pricing and pricing of a unitary fee fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and its affiliates with respect to each fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the funds. The Board members evaluated the analysis in light of the relevant circumstances for each fund, noting that economies of scale may be realized as a fund's assets increase and considering whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus and its affiliates, including Mellon Fund Advisers, from acting as investment adviser, including soft dollar arrangements with respect to the equity funds' portfolio transactions.

It was noted that the Board members should consider Dreyfus' profitability with respect to each fund as part of their evaluation of whether the fees under the Investment

Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing each fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing each fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to the continuation of the Trust's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- With respect to Mellon Large Cap Stock Fund, Mellon Income Stock Fund and Mellon Small Cap Stock Fund, while the Board was concerned with each fund's performance, the Board generally was satisfied with Mellon Fund Advisers' efforts to improve performance, noting, in particular, improved relative total return performance for the one-year period for Mellon Large Cap Stock Fund and Mellon Income Stock Fund, and the hiring of another analyst to assist Mellon Small Cap Stock Fund's primary portfolio manager.

- With respect to Mellon Mid Cap Stock Fund and Mellon Balanced Fund, the Board was satisfied with each fund's overall total return performance.

- With respect to Mellon International Fund and Mellon Emerging Markets Fund, while the Board was concerned with each fund's performance versus its respective comparison group, the Board noted the funds' favorable performance on an absolute basis and Mellon Fund Advisers' efforts to improve each fund's performance by investing each fund's cash inflows received since June 30, 2005 in accordance with a core investment style and by adding a new co-primary portfolio manager.

- The Board concluded that the fee paid by each fund to Mellon Fund Advisers was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the funds had been adequately considered by Dreyfus in connection with the advisory fee rate charged to each fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Investment Advisory Agreement and Administration Agreement with respect to the funds was in the best interests of each fund and its respective shareholders.

Patrick J. O'Connor (63)
Chairman of the Board (2000)

Principal Occupation During Past 5 Years:
- Attorney, Cozen and O'Connor, P.C. since 1973, including Vice Chairman since 1980 and Chief Executive Officer and President since 2002

Other Board Memberships and Affiliations:
- Board of Consultors of Villanova University School of Law, Board Member
- Temple University, Trustee
- Philadelphia Police Foundation, Board Member
- Philadelphia Children's First Fund, Board Member
- Committee on Rules of Evidence of Pennsylvania Supreme Court, Vice Chair
- American College of Trial Lawyers, Fellow
- Historical Society of the United States District Court for the Eastern District of Pennsylvania, Director

No. of Portfolios for which Board Member Serves: 16

Ronald R. Davenport (70)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Chairman of Sheridan Broadcasting Corporation since July 1972

Other Board Memberships and Affiliations:
- American Urban Radio Networks, Co-Chairman
- Aramark Corporation, Board Member
- Baylock & Partners, L.P., Director

No. of Portfolios for which Board Member Serves: 16

John L. Diederich (69)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Chairman of Digital Site Systems, Inc., a privately held software company providing internet service to the construction materials industry, since July 1998

Other Board Memberships and Affiliations:
- Continental Mills, a dry baking products company, Board Member
- Pittsburgh Parks Conservancy, Board Member

No. of Portfolios for which Board Member Serves: 16

Maureen McFalls Young (61)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Director of the Office of Government Relations at Carnegie Mellon University since January 2000
- Manager, Government Communications, of the Software Engineering Institute at Carnegie Mellon University from March 1994 to December 1999

Other Board Memberships and Affiliations:
- Maglev, Inc., a company seeking a partnership between industry and government in Pennsylvania to create a magnetically levitated high-speed transportation system, Board Member representing Carnegie Mellon University
- Pennsylvania Association for Individuals with Disabilities, Board Member
- Oakland Planning and Development Corp., Board Member

No. of Portfolios for which Board Member Serves: 16

Kevin C. Phelan (62)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Mortgage Banker, Meredith & Grew, Inc. since March 1978, including Executive Vice President and Director since March 1998

Other Board Memberships and Affiliations:
- Greater Boston Chamber of Commerce, Director
- Fiduciary Trust of Boston, Director
- St. Elizabeth's Medical Center of Boston, Board Member and Chairman of the Board
- Providence College, Trustee
- Simmons College, Trustee
- Newton Country Day School, Chairman of the Board
- Babson College, Board of Visitors
- Boston University School of Public Health, Board of Visitors
- Boston Public Library Foundation, Director
- Boston Foundation, Director
- Boston Municipal Research Bureau, Board Member
- Boys and Girls Club of Boston, Board Member
- Greater Boston Real Estate Board, Director

No. of Portfolios for which Board Member Serves: 16

96

Patrick J. Purcell (58)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Owner, President and Publisher of The Boston Herald since February 1994
- President and Founder, jobfind.com, an employment search site on the world wide web, since July 1996
- President and CEO, Herald Media since 2001

Other Board Memberships and Affiliations:
- The American Ireland Fund, an organization that raises funds for philanthropic projects in Ireland, Board Member
- The Genesis Fund, an organization that raises funds for the specialized care and treatment of New England area children born with birth defects, mental retardation and genetic diseases, Board Member
- United Way of Massachusetts Bay, Board Member
- Greater Boston Chamber of Commerce, Board Member

No. of Portfolios for which Board Member Serves: 16

Thomas F. Ryan, Jr. (65)
Board Member (2000)

Principal Occupation During Past 5 Years:
- Retired since April 1999
- President and Chief Operating Officer of the American Stock Exchange from October 1995 to April 1999

Other Board Memberships and Affiliations:
- Boston College, Trustee
- Brigham & Women's Hospital, Trustee
- New York State Independent System Operator, a non–profit organization which administers a competitive wholesale market for electricity in New York State, Director
- RepliGen Corporation, a biopharmaceutical company, Director

No. of Portfolios for which Board Member Serves: 16

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-645-6561. For individual account holders for Private Wealth Management clients, please contact your account officer or call 1-888-281-7350.

OFFICERS OF THE TRUST (Unaudited)

CHRISTOPHER E. SHELDON, President since September 2006.

As director of Investment Strategy for Mellon's Private Wealth Management group since April 2003, Mr. Sheldon manages the analysis and development of investment and asset allocation strategies and investment product research and, since June 2006, also oversees the alternative investment groups. Prior to assuming his current position, Mr. Sheldon was West Coast managing director of Mellon's Private Wealth Management group from 2001-2003 and its regional manager from 1998-2001. He was previously a Vice President of the Trust. He is 42 years old and has been employed by Mellon Bank since January 1995.

MARK N. JACOBS, Vice President since June 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since July 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Domestic Equity Funds:
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

International and Emerging Markets Funds:
Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02108

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549, Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

MFTAR0806-EQ

The Mellon Funds

Mellon Bond Fund
Mellon Intermediate Bond Fund
Mellon Short-Term U.S. Government Securities Fund

ANNUAL REPORT   August 31, 2006

Contents

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

• Not FDIC-Insured
• Not Bank-Guaranteed
• May Lose Value

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and high energy prices have contributed to a mild slowdown in U.S. economic growth. Recent reports of cooling housing markets in many regions of the United States appeared to confirm this view.

Most sectors of the taxable fixed income market rallied in the wake of the recent Fed announcement. Fixed-income investors apparently are optimistic that high energy prices and moderating home values may wring the adverse effects of excessive speculation from the market. In the municipal bond markets, most states and municipalities have continued to report higher-than-expected tax receipts as a result of the recovering economy, helping to support the credit quality of many municipal bond issuers.

As always, we encourage you to talk with your portfolio manager about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how each Fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Funds' Performance.

Thank you for your continued confidence and support.

Sincerely,

Christopher E. Sheldon
President
Mellon Funds Trust
September 21, 2006



DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund's Class M shares achieved a total return of 1.20%, and its Investor shares achieved a total return of 1.01%.[1] In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the fund's benchmark, achieved a total return of 1.71% for the same period.[2]

The U.S. bond market achieved a positive total return for the reporting period after a rally during the summer of 2006 erased earlier losses. Investors' inflation concerns apparently waned when signs of a possible economic slowdown emerged. The fund produced lower returns than its benchmark, primarily due to its relatively defensive duration management strategy, which helped the fund withstand heightened market volatility in the spring but prevented it from participating fully in the summer's rally.

What is the fund's investment approach?

The fund seeks total return (consisting of capital appreciation and current income). To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. Treasury and government agency bonds, corporate bonds, mortgage-related securities and foreign corporate and government bonds. The fund's investments in bonds must be rated investment grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective duration will not exceed eight years.

What other factors influenced the fund's performance?

Despite headwinds such as the 2005 Gulf Coast hurricanes, volatile energy prices and rising borrowing costs, the U.S. economy continued to grow at a sustainable pace at the start of the reporting period. Still, over the final months of 2005, fixed-income investors appeared relatively unconcerned about inflation or credit risks, helping to support returns in both the more interest sensitive and credit-sensitive areas of the bond market. In this environment, and as it had since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates at each meeting of its Federal Open Market Committee.

The U.S. economy appeared to gain momentum in the first quarter of 2006, as the unemployment rate fell to multi-year lows and consumer spending remained robust. However, in May 2006 prices of crude oil and other commodities climbed sharply, sparking renewed inflation concerns. In addition, hawkish comments by some Fed members were interpreted as a signal that interest rates might move higher than previously expected. Inflation concerns subsequently eased, as softening housing markets and moderating employment gains over the summer suggested that the economy might be slowing. The Fed lent credence to this view in early August, when it refrained from raising short-term interest rates and left the federal funds rate unchanged at 5.25%.

In this environment, most fixed-income sectors still modestly outperformed comparable U.S. Treasury securities for the reporting period overall. Given their incremental yield advantage, lower-quality high yield and emerging market bonds posted stronger excess returns versus Treasuries. However, the emerging market sector did give up some of their robust gains as fears of more rate hikes by the Fed and central banks abroad resulted in significant selling pressure.

The fund's relatively long average duration early in the reporting period helped it participate more fully in strength at the longer end of the maturity spectrum, and a shorter-than-average duration in the spring of 2006 limited the fund's sensitivity to more recent volatility. However, the fund's relatively short average duration limited its participation in the subsequent summertime rally.

In addition, the fund benefited from modest allocations to high yield and emerging-market bonds that are not represented in the Index. We attempted to manage the risks of lower-rated credits by focusing on securities with relatively short maturities. In our corporate bond holdings, we also successfully avoided bonds backed by companies engaged in leveraged buyouts or other activities that we considered unfriendly to bondholders. Instead, we favored issuers with what we believed to be strong balance sheets and sound business fundamentals.

We offset the relatively short maturities of the fund's corporate bond positions with commensurately longer maturities among its holdings of U.S. Treasury and agency securities. We also maintained a relatively defensive posture with regard to mortgage-backed securities by emphasizing those with relatively high coupon rates, which historically have held more of their value during market declines.

What is the fund's current strategy?

We believe that U.S. monetary policy is now within the neutral range, and the Fed is waiting to see the effects of its previous moves on inflation and the economy. Accordingly, we recently lengthened the fund's average duration toward a position that is more in line with the Index. We also have continued to avoid corporate issuers engaged in leveraged buyouts or mergers-and-acquisitions activity. In our view, these are prudent strategies until the economy's strength and future Fed policy become clearer.

September 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Bond Fund Class M shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class M shares		1.20%	3.98%	5.77%	
Investor shares	7/11/01	1.01%	3.69%	–	4.09%

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon Bond Fund on 8/31/96 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and those of two other CTFs) were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of corporate, government and government agency debt instruments, mortgage-backed securities, and asset-backed securities with an average maturity of 1-10 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.



DISCUSSION OF
FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon Intermediate Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund's Class M shares achieved a total return of 1.69%, and its Investor shares achieved a total return of 1.43%.[1] In comparison, the Lehman Brothers Intermediate Government/Credit Bond Index (the "Index"), the fund's benchmark, achieved a 1.87% total return for the same period.[2]

The U.S. bond market achieved a positive total return for the reporting period after a rally during the summer of 2006 erased earlier losses amid signs of a possible economic slowdown. The fund produced lower returns than its benchmark, primarily due to its relatively defensive duration management strategy.

What is the fund's investment approach?

The fund seeks total return (consisting of capital appreciation and current income). To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. government and agency bonds, corporate bonds, mortgage-related securities, foreign corporate and government bonds and municipal bonds. The fund's investments in bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will be between 2.5 and 5.5 years.

When managing the fund, we use a disciplined process to select securities and manage risk. We generally choose bonds based on yield, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets. Our management process also includes computer modeling and scenario testing of possible changes in market conditions.

What other factors influenced the fund's performance?

Despite headwinds such as the 2005 Gulf Coast hurricanes, volatile energy prices and rising borrowing costs, the U.S. economy continued to grow at a sustainable pace at the start of the reporting period. Still, over the final months of 2005, fixed-income investors appeared relatively unconcerned about inflation or credit risks, helping to support returns in most areas of the bond market. In this environment, and as it had since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates at each meeting of its Federal Open Market Committee.

The U.S. economy appeared to gain momentum in the first quarter of 2006, as the unemployment rate fell to multi-year lows and consumer spending remained robust. However, in May 2006 prices of crude oil and other commodities climbed sharply, sparking renewed inflation concerns. In addition, hawkish comments by some Fed members were interpreted as a signal that interest rates might move higher than previously expected. Inflation concerns subsequently eased, as softening housing markets and moderating employment gains over the summer suggested that the economy might be slowing. The Fed lent credence to this view in early August, when it refrained from raising short-term interest rates and left the federal funds rate unchanged at 5.25%.

In this environment, most fixed-income sectors still modestly outperformed comparable U.S. Treasury securities for the reporting period overall. Given their incremental yield advantage, lower-quality high yield and emerging market bonds posted stronger excess returns versus Treasuries. However, the emerging market sector did give up some of their robust gains as fears of more rate hikes by the Fed and central banks abroad resulted in significant selling pressure.

The fund's relatively long average duration early in the reporting period enabled it to participate more fully in strength at the longer end of the maturity spectrum, and a shorter-than-average duration in the spring of 2006 helped the fund weather heightened market volatility. However, the fund's relatively short average duration limited its participation in the subsequent summertime rally.

The fund's sector allocations generally approximated those of the benchmark. The fund received particularly strong contributions to performance from our security selection strategy among investment-grade corporate bonds. We focused on corporate securities with relatively short maturities, and we avoided bonds backed by companies engaged in leveraged buyouts or other activities considered unfriendly to bondholders. Instead, we favored issuers with what we believed to be strong balance sheets and sound business fundamentals.

We offset the relatively short maturities of the fund's corporate bond positions with longer maturities among U.S. Treasury and agency securities. We maintained a relatively defensive posture with regard to mortgage-backed securities by emphasizing those with relatively high coupon rates, which historically have held more of their value during market declines.

What is the fund's current strategy?

We believe that U.S. monetary policy is now within the neutral range, and the Fed is waiting to see the effects of its previous moves on inflation and the economy. Accordingly, we recently lengthened the fund's average duration toward a position that is more in line with the Index. We also have continued to avoid corporate issuers engaged in leveraged buyouts or mergers. In our view, these are prudent strategies until the economy's strength and future Fed policy become clearer.

September 15, 2006

1   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
2   *SOURCE: LIPPER INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Intermediate Bond Fund Class M shares and the Lehman Brothers Intermediate Government/Credit Bond Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class M shares		1.69%	3.69%	5.22%	
Investor shares	7/11/01	1.43%	3.42%	–	3.78%

†   Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon Intermediate Bond Fund on 8/31/96 to a $10,000 investment made in the Lehman Brothers Intermediate Government/Credit Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of Government and credit bond market performance composed of U.S. Government, Treasury and Agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.



DISCUSSION OF FUND PERFORMANCE

Lawrence R. Dunn, CFA, Portfolio Manager

How did Mellon Short-Term U.S. Government Securities Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund's Class M shares achieved a total return of 2.78%, and its Investor shares achieved a total return of 2.62%.[1] In comparison, the Lehman Brothers 1-3 Year U.S. Government Index (the "Index"), the fund's benchmark, achieved a total return of 3.02% for the same period.[2] In addition, the fund is reported in the Lipper Short U.S. Government category, which produced an average total return of 2.66% over the reporting period.[3]

Despite steadily rising short-term interest rates, yields of U.S. government securities with one- to three-year maturities rose relatively modestly, primarily due to expectations that the Federal Reserve Board (the "Fed") was nearing the end of its tightening campaign. The fund's returns were slightly lower than its benchmark, which we attribute to fees and expenses that are not reflected in the Index's results. The fund's returns were in line with its Lipper category average, primarily due to the success of our security selection strategy.

What is the fund's investment approach?

The fund seeks to provide as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and in repurchase agreements. The fund may invest up to 35% of its net assets in mortgage-related securities issued by U.S. government agencies or instrumentalities, such as mortgage pass-through securities issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The fund may also invest in collateralized mortgage obligations ("CMOs"), including stripped mortgage-backed securities. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

When choosing securities, we typically first examine U.S. and global economic conditions and other market factors to estimate long- and short-term interest rates. Using a research-driven investment process, we then seek to identify what we believe are potentially profitable sectors before they are widely perceived by the market. We also seek to identify underpriced or mispriced securities that appear likely to perform well over time.

What other factors influenced the fund's performance?

The Fed continued to raise short-term interest rates in its ongoing effort to forestall potential inflationary pressures in an expanding U.S. economy. Although inflation appeared to be relatively benign when the reporting period began, inflation-related concerns intensified during the fall of 2005 when a series of hurricanes disrupted energy production and distribution facilities along the U.S. Gulf Coast. Over the first six months of 2006, strengthening labor markets, rising commodity prices and hawkish comments from Fed members also contributed to inflation fears. Yields of U.S. government securities generally rose along with investors' interest-rate expectations, eroding their prices.

However, inflation worries appeared to ease during the summer of 2006, when a softening housing market and lower-than-expected employment gains suggested that U.S. economic growth was moderating. Although inflationary pressures remained, investors began to anticipate that the Fed would refrain from raising short-term interest rates at its August meeting, and most sectors of the U.S. bond market began to rally. Indeed, the Fed held the overnight federal funds rate unchanged at 5.25% in August. As a result of the rally, yields of five-year U.S. Treasury securities ended the reporting period only five basis points higher than where they began, while yields of shorter-term securities rose somewhat more steeply.

We adopted a relatively defensive posture in this environment, setting the fund's average duration in a range that was shorter than industry averages. However, this strategy's success was limited when, contrary to historical norms, longer-term yields climbed less steeply than short-term yields. Our security selection strategy proved to be more effective, as we maintained an overweighted position in higher yielding U.S. government agency securities. In addition, our focus on securities with provisions for early redemption helped boost the fund's total return in the rising interest-rate environment.

What is the fund's current strategy?

As it became clearer to us that the Fed was likely to pause in its tightening campaign, we began to increase the fund's average duration toward the neutral range. By the end of the reporting period, the fund's average duration was just slightly shorter than that of its benchmark, reflecting general uncertainty as to the Fed's future intentions. If new economic data suggest to us that the Fed is likely to implement additional rate hikes, we may reduce the fund's average duration. If the data indicate that the economy is slowing and inflationary pressures are subsiding, we may increase the fund's average duration. In the meantime, we intend to maintain our efforts to seek additional value through our security selection strategy.

September 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 1-3 Year U.S. Government Index is a widely accepted, unmanaged index of government bond market performance composed of U.S. Treasury and agency securities with maturities of 1-3 years.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Short-Term U.S. Government Securities Fund Class M shares and the Lehman Brothers 1-3 Year U.S. Government Index

Average Annual Total Returns *as of 8/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class M shares		2.78%	2.65%	4.38%	
Investor shares	7/11/01	2.62%	2.37%	–	2.56%

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class M shares of Mellon Short-Term U.S. Government Securities Fund on 8/31/96 to a $10,000 investment made in the Lehman Brothers 1-3 Year U.S. Government Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.

Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of government bond market performance composed of U.S. Treasury and agency securities with maturities of 1-3 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2006

	Class M Shares	Investor Shares
Mellon Bond Fund		
Expenses paid per $1,000†	$ 2.79	$ 4.06
Ending value (after expenses)	$1,016.10	$1,014.80
Mellon Intermediate Bond Fund		
Expenses paid per $1,000†	$ 2.85	$ 4.17
Ending value (after expenses)	$1,019.60	$1,018.20
Mellon Short-Term U.S. Government Securities Fund		
Expenses paid per $1,000†	$ 2.59	$ 3.91
Ending value (after expenses)	$1,016.10	$1,014.80

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

	Class M Shares	Investor Shares
Mellon Bond Fund		
Expenses paid per $1,000†	$ 2.80	$ 4.08
Ending value (after expenses)	$1,022.43	$1,021.17
Mellon Intermediate Bond Fund		
Expenses paid per $1,000†	$ 2.85	$ 4.18
Ending value (after expenses)	$1,022.38	$1,021.07
Mellon Short-Term U.S. Government Securities Fund		
Expenses paid per $1,000†	$ 2.60	$ 3.92
Ending value (after expenses)	$1,022.63	$1,021.32

† *Expenses are equal to the Mellon Bond Fund annualized expense ratio of .55% for Class M and .80% for Investor shares, Mellon Intermediate Bond Fund .56% for Class M and .82% for Investor shares and Mellon Short-Term U.S. Government Securities Fund .51% for Class M and .77% for Investor shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Mellon Bond Fund

Bonds and Notes–99.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Automobile Receivables–2.0%				
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2	2.69	4/15/11	4,052,466	3,954,222
Harley-Davidson Motorcycle Trust, Ser. 2005-3, Cl. A2	4.41	6/15/12	2,365,000	2,337,099
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	6,940,000	6,749,669
Onyx Acceptance Grantor Trust, Ser. 2005-A, Cl. A4	3.91	9/15/11	4,910,000	4,809,763
				17,850,753
Asset-Backed Ctfs./Equipment–.3%				
CNH Equipment Trust, Ser. 2005-A, Cl. A4B	4.29	6/15/12	2,305,000	**2,268,838**
Bank & Finance–9.7%				
AXA Financial, Sr. Notes	7.75	8/1/10	5,000,000	5,414,205
Bank of America, Sub. Notes	7.40	1/15/11	4,385,000	4,736,559
Bank of America, Sub. Notes	7.80	2/15/10	6,380,000	6,882,483
BankAmerica Capital II, Gtd. Cap. Secs., Ser. 2	8.00	12/15/26	6,775,000	7,078,676
Bear Stearns Cos., Notes	4.50	10/28/10	2,000,000	1,940,746
Caterpillar Financial Services, Notes	5.05	12/1/10	4,540,000	4,512,760
CIT Group, Sr. Notes	7.75	4/2/12	4,365,000	4,819,811
Citigroup, Sub. Notes	5.00	9/15/14	2,320,000	2,248,324
Goldman Sachs Group, Gtd. Notes	6.35	2/15/34	6,455,000	6,392,897
HSBC Holdings, Sub. Notes	6.50	5/2/36	4,500,000	4,754,560
J.P. Morgan & Co., Sub. Notes	6.25	1/15/09	1,800,000	1,833,318
John Deere Capital, Notes	7.00	3/15/12	2,560,000	2,750,510
Kreditanstalt fuer Wiederaufbau, Gov't Gtd. Notes	3.75	1/24/08	7,530,000	7,380,447
Landwirtschaftliche Rentenbank, Gov't Gtd. Notes	3.25	10/12/07	6,555,000 [a]	6,425,893
Lehman Brothers Holdings, Notes	4.25	1/27/10	5,200,000	5,033,917
Lehman Brothers Holdings, Sr. Notes	5.75	7/18/11	1,385,000	1,405,409
Merrill Lynch & Co., Notes, Ser. C	4.13	9/10/09	3,250,000	3,148,047
Morgan Stanley, Sub. Notes	4.75	4/1/14	7,210,000	6,824,142
PNC Funding, Sr. Notes	4.50	3/10/10	2,825,000	2,763,127
				86,345,831
Collateralized Mortgage Obligations–.5%				
Washington Mutual, Ser. 2004-AR9, Cl. A6	4.16	8/25/34	4,510,000 [b]	**4,373,917**
Commercial & Professional Services–.9%				
Seminole Tribe of Florida, Notes	5.80	10/1/13	8,300,000 [c]	**8,175,301**
Commercial Mortgage Pass-Through Ctfs.–4.3%				
Banc of America Commercial Mortgage, Ser. 2005-6 Cl. AM	5.35	9/10/47	6,970,000 [b]	6,853,072
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A3	5.61	1/15/46	3,870,000 [b]	3,874,978
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A4	4.76	7/10/39	1,850,000	1,764,889
GS Mortgage Securities II, Ser. 2006-GG6, Cl. A2	5.51	4/10/38	3,990,000 [b]	4,024,703

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	3,720,000	3,535,387
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-CB12, Cl. AM	4.95	9/12/37	3,075,000 b	2,952,794
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB15, Cl. AM	5.86	6/12/43	6,080,000 b	6,248,058
LB-UBS Commercial Mortgage Trust, Ser. 2006-C3, Cl. AM	5.71	3/15/39	5,055,000 b	5,131,627
LB-UBS Commercial Mortgage Trust, Ser. 2006-C4 Cl. AM	6.12	6/15/38	4,000,000 b	4,147,038
				38,532,546
Food & Beverages–.4%				
Diageo Finance, Gtd. Notes	5.50	4/1/13	3,805,000	**3,790,324**
Foreign/Governmental–3.2%				
European Investment Bank, Notes	5.25	6/15/11	4,510,000	4,563,881
Financement-Quebec, Gov't Gtd. Notes	5.00	10/25/12	4,875,000	4,814,467
Province of Ontario, Notes	5.13	7/17/12	3,500,000	3,511,904
Province of Ontario, Sr. Unsub. Bonds	5.50	10/1/08	4,000,000	4,036,040
Republic of Italy, Bonds	4.00	6/16/08	5,730,000	5,621,239
United Mexican States, Notes	5.63	1/15/17	4,705,000	4,650,892
United Mexican States, Notes	6.63	3/3/15	1,480,000	1,573,980
				28,772,403
Health Care–.4%				
Aetna, Sr. Unsub. Notes	5.75	6/15/11	3,380,000	**3,427,780**
Industrials–3.2%				
Devon Financing, Gtd. Notes	6.88	9/30/11	3,000,000	3,184,863
Emerson Electric, Notes	5.00	12/15/14	3,500,000	3,408,408
Fortune Brands, Notes	5.13	1/15/11	1,500,000	1,471,823
International Business Machines, Notes	4.38	6/1/09	3,000,000	2,944,533
International Business Machines, Debs	7.00	10/30/25	2,000,000	2,266,370
Oracle/Ozark Holding, Notes	5.00	1/15/11	7,000,000	6,898,731
Rockwell Automation, Unsub. Notes	6.15	1/15/08	2,000,000	2,018,040
United Technologies, Notes	6.50	6/1/09	1,250,000	1,289,240
Wal-Mart Stores, Bonds	5.25	9/1/35	5,310,000	4,905,904
				28,387,912
Media & Telecommunications–4.8%				
AT & T, Sr. Unscd. Notes	5.88	8/15/12	4,320,000 a	4,368,738
AT & T, Notes	6.80	5/15/36	2,500,000 a	2,593,415

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media & Telecommunications (continued)				
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	4,180,000	4,326,869
Cisco Systems, Sr. Unscd. Notes	5.50	2/22/16	4,200,000	4,189,172
Comcast, Gtd. Notes	5.90	3/15/16	6,400,000	6,355,770
News America Holdings, Gtd. Debs	7.60	10/11/15	3,750,000	4,178,153
Sprint Capital, Notes	8.38	3/15/12	4,800,000	5,370,355
Univision Communications, Gtd. Notes	3.50	10/15/07	6,825,000	6,624,734
Univision Communications, Gtd. Notes	3.88	10/15/08	940,000	897,195
Verizon Global Funding, Notes	7.25	12/1/10	3,200,000	3,417,638
				42,322,039
Real Estate Investment Trusts—1.4%				
Brandywine Operating Partnership, Notes	5.63	12/15/10	3,000,000	3,002,730
ERP Operating, Notes	6.95	3/2/11	4,000,000	4,239,292
Simon Property Group, Unscd. Notes	5.75	5/1/12	4,755,000	4,802,193
				12,044,215
Residential Mortgage Pass-Through Ctfs.—.2%				
Washington Mutual, Ser. 2003-S4, Cl. 4A1	4.00	2/25/32	1,652,890	**1,593,657**
U.S. Government Agencies—8.5%				
Federal Farm Credit Bank, Bonds	4.13	4/15/09	6,740,000	6,596,404
Federal Home Loan Bank System, Bonds, Ser. 649	5.25	10/3/07	5,860,000	5,859,936
Federal Home Loan Bank System, Bonds	5.40	9/18/08	3,100,000	3,100,769
Federal Home Loan Bank System, Bonds, Ser. 661	5.50	6/13/08	4,060,000	4,063,118
Federal Home Loan Bank System, Bonds, Ser. 659	5.50	6/5/09	4,470,000	4,474,676
Federal Home Loan Bank System, Bonds	5.63	8/14/08	5,475,000	5,480,234
Federal Home Loan Bank System, Bonds	5.75	8/7/09	4,590,000	4,600,488
Federal Home Loan Bank System, Bonds, Ser. 670	5.88	6/29/09	4,510,000	4,522,844
Federal Home Loan Mortgage Corp., Notes	5.00	12/28/07	3,370,000	3,358,037
Federal Home Loan Mortgage Corp., Notes	5.33	2/27/09	2,760,000	2,752,606
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	6,685,000	6,684,579
Federal Home Loan Mortgage Corp., Notes	5.75	5/23/11	5,345,000	5,381,448
Federal National Mortgage Association, Notes	5.20	11/8/10	4,625,000	4,598,822
Federal National Mortgage Association, Notes	5.25	4/4/08	4,735,000	4,729,616
Federal National Mortgage Association, Notes	5.70	7/17/08	4,570,000	4,578,450
Federal National Mortgage Association, Notes	5.75	6/9/11	4,710,000	4,735,787
				75,517,814

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed—33.7%		
Federal Home Loan Mortgage Corp.:		
4.50%, 9/1/18–3/1/21	23,409,187	22,488,833
5.00%, 10/1/18–7/1/36	32,299,294	31,035,733
5.11%, 10/1/35	6,536,538 b	6,439,488
5.50%, 9/1/19–3/1/35	31,122,179	30,786,111
6.00%, 7/1/17–7/1/20	4,846,775	4,900,629
7.00%, 4/1/32–8/1/36	5,241,501	5,388,013
8.50%, 6/1/18	2,617,567	2,781,977
Stated Final, Ser. SF1, Cl. A4 2.52%, 5/15/10	995,601	992,039
REMIC, Ser. 1660, Cl. H 6.50%, 1/15/09	1,394,496	1,397,982
Federal National Mortgage Association:		
4.50%, 10/1/18–12/1/18	480,453	462,971
4.96%, 9/1/35	7,642,350 b	7,506,346
5.00%, 5/1/19–4/1/36	45,214,899	43,678,733
5.10%, 10/1/35	8,090,840 b	7,982,138
5.50%, 1/1/20–2/1/36	59,388,597	58,488,412
6.00%, 9/1/21–9/1/34	23,334,862	23,466,931
6.50%, 3/1/17–8/1/36	35,327,502 d	35,881,634
7.00%, 6/1/09–7/1/36	7,605,860	7,809,142
7.50%, 7/1/32	911,153	941,904
8.00%, 7/1/07–2/1/13	651,894	659,693
Government National Mortgage Association I:		
6.00%, 10/15/08–10/15/33	3,286,099	3,314,527
7.00%, 5/15/23–12/15/23	1,300,460	1,341,906
7.50%, 3/15/27	659,438	688,288
8.00%, 5/15/07–9/15/08	629,537	631,486
9.00%, 12/15/09	985,385	1,006,630
		300,071,546
U.S. Government Securities—25.2%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	7,610,000 a	7,164,701
5.38%, 2/15/31	5,345,000 a	5,688,251
6.25%, 8/15/23	42,035,000 a	48,212,211
U.S. Treasury Inflation Protected Securities, 3.38%, 1/15/07	15,821,442 a,e	15,816,250
U.S. Treasury Notes:		
4.00%, 11/15/12	51,000,000 a	49,085,511
4.13%, 8/15/10	8,155,000 a	7,991,264
4.25%, 1/15/11	18,950,000 a	18,617,636
4.25%, 8/15/15	8,635,000 a	8,331,428
4.38%, 12/15/10	8,300,000 a	8,198,201
4.50%, 11/15/15	9,900,000 a	9,722,889
4.50%, 2/15/16	10,030,000 a	9,846,250
4.88%, 8/15/16	1,630,000 a	1,648,975
5.13%, 5/15/16	7,750,000 a	7,972,510
6.00%, 8/15/09	24,770,000 a	25,647,601
		223,943,678

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Utilities—.9%				
FPL Group Capital, Gtd. Debs	6.13	5/15/07	6,000,000	6,025,572
Southern California Edison, First Mortgage Bonds	4.65	4/1/15	2,200,000	2,069,762
				8,095,334
Total Bonds and Notes				
(cost $895,191,577)				**885,513,888**

Other Investment—2.2%			Shares	Value ($)
Registered Investment Company;				
Dreyfus Institutional Preferred				
Plus Money Market Fund (cost $19,441,000)			19,441,000 [f]	**19,441,000**

Investment of Cash Collateral for Securities Loaned—25.2%				
Registered Investment Company;				
Dreyfus Institutional Cash Advantage Plus Fund				
(cost $224,301,154)			224,301,154 [f]	**224,301,154**

Total Investments (cost $1,138,933,731)			**127.0%**	**1,129,256,042**
Liabilities, Less Cash and Receivables			**(27.0%)**	**(239,942,595)**
Net Assets			**100.0%**	**889,313,447**

[a] All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $228,740,139 and the total market value of the collateral held by the fund is $232,696,022, consisting of cash collateral of $224,301,154, U.S. Government and agency securities valued at $7,289,795 and Letters of Credit valued at $1,105,073.

[b] Variable rate security—interest rate subject to periodic change.

[c] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $8,175,301 or .9% of net assets.

[d] Purchased on a delayed delivery basis.

[e] Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

[f] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government & Agencies	67.4	Asset/Mortgage-Backed	7.3
Money Market Investments	27.4	Foreign/Governmental	3.2
Corporate Bonds	21.7		**127.0**

[†] Based on net assets.

See notes to financial statements.

Mellon Intermediate Bond Fund

Bonds and Notes–98.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Automobile Receivables–2.4%				
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2	2.69	4/15/11	2,152,600	2,100,415
Harley-Davidson Motorcycle Trust, Ser. 2005-3, Cl. A2	4.41	6/15/12	2,350,000	2,322,276
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	4,660,000	4,532,198
Nissan Auto Receivables Owner Trust, Ser. 2004-A, Cl. A4	2.76	7/15/09	3,550,000	3,468,102
Onyx Acceptance Grantor Trust, Ser. 2005-A, Cl. A4	3.91	9/15/11	3,150,000	3,085,693
				15,508,684
Asset-Backed Ctfs./Equipment–1.0%				
Caterpillar Financial Asset Trust, Ser. 2005-A, Cl. A4	4.10	6/25/10	2,700,000	2,654,472
CNH Equipment Trust, Ser. 2005-A, Cl. A4B	4.29	6/15/12	1,660,000	1,633,957
John Deere Owner Trust, Ser. 2004-A, Cl. A4	3.02	3/15/11	2,245,000	2,196,318
				6,484,747
Bank & Finance–15.4%				
AXA Financial, Sr. Notes	6.50	4/1/08	1,200,000	1,219,950
AXA Financial, Sr. Notes	7.75	8/1/10	3,625,000	3,925,299
Bank of America, Sub. Notes	7.40	1/15/11	3,805,000	4,110,058
Bank of America, Sub. Notes	7.80	2/15/10	5,125,000	5,528,640
Bank of New York, Sr. Notes, Ser. E	3.63	1/15/09	4,000,000 [a]	3,858,876
BankAmerica Capital II, Gtd. Cap. Secs., Ser. 2	7.40	12/15/26	4,975,000	5,197,994
Bear Stearns Cos., Notes	4.50	10/28/10	2,100,000 [a]	2,037,783
Caterpillar Financial Services, Notes	5.05	12/1/10	4,975,000	4,945,150
CIT Group, Sr. Notes	7.75	4/2/12	3,665,000	4,046,875
Citigroup, Sub. Notes	5.00	9/15/14	4,400,000	4,264,062
General Electric Capital, Notes	5.50	4/28/11	5,265,000	5,324,142
Goldman Sachs Group, Notes	4.75	7/15/13	5,400,000	5,147,528
HSBC Finance, Notes	4.75	7/15/13	5,400,000	5,181,646
International Lease Finance, Notes	5.75	6/15/11	4,645,000 [a]	4,710,968
John Deere Capital, Notes	7.00	3/15/12	3,660,000	3,932,370
Kreditanstalt fuer Wiederaufbau, Gov't Gtd. Notes	3.75	1/24/08	9,470,000	9,281,916
Landwirtschaftliche Rentenbank, Gov't Gtd. Notes	3.25	10/12/07	8,320,000	8,156,129
Lehman Brothers Holdings, Notes	4.25	1/27/10	2,400,000 [a]	2,323,346
Lehman Brothers Holdings, Sr. Notes	5.75	7/18/11	1,285,000	1,303,936
Merrill Lynch & Co., Notes, Ser. C	4.13	9/10/09	6,700,000	6,489,821
Morgan Stanley, Unsub. Bonds	6.75	4/15/11	5,895,000	6,215,859
Wachovia, Sub. Notes	6.38	2/1/09	4,000,000	4,089,200
				101,291,548
Commercial & Professional Services–.8%				
Seminole Tribe of Florida, Notes	5.80	10/1/13	5,600,000 [b]	**5,515,866**

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs.−3.0%				
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A3	5.61	1/15/46	3,735,000 c	3,739,805
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A4	4.76	7/10/39	2,800,000	2,671,183
GS Mortgage Securities II, Ser. 2006-GG6, Cl. A2	5.51	4/10/38	5,870,000 c	5,921,054
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	2,405,000	2,285,647
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-CB12, Cl. AM	4.95	9/12/37	1,985,000 c	1,906,112
LB-UBS Commercial Mortgage Trust, Ser. 2006-C4 Cl. AM	6.12	6/15/38	2,800,000 c	2,902,927
				19,426,728
Food & Beverages−.4%				
Diageo Finance, Gtd. Notes	5.50	4/1/13	2,670,000	**2,659,702**
Foreign/Governmental−3.6%				
European Investment Bank, Notes	5.25	6/15/11	6,915,000	6,997,614
Financement-Quebec, Gov't Gtd. Notes	5.00	10/25/12	6,330,000	6,251,400
Province of Ontario, Notes	5.13	7/17/12	2,200,000 a	2,207,482
Republic of Italy, Bonds	4.00	6/16/08	7,315,000	7,176,154
United Mexican States, Notes	6.63	3/3/15	1,064,000	1,131,564
				23,764,214
Health Care−.4%				
Aetna, Sr. Unsub. Notes	5.75	6/15/11	2,520,000	**2,555,623**
Industrial−4.4%				
Devon Financing, Gtd. Notes	6.88	9/30/11	4,000,000	4,246,484
Emerson Electric, Notes	4.63	10/15/12	3,000,000	2,898,762
Fortune Brands, Notes	5.13	1/15/11	1,500,000	1,471,823
International Business Machines, Notes	4.38	6/1/09	5,000,000	4,907,555
Oracle/Ozark Holding, Notes	5.00	1/15/11	7,000,000	6,898,731
Rockwell Automation, Unsub. Notes	6.15	1/15/08	3,425,000	3,455,893
Wal-Mart Stores, Sr. Notes	6.88	8/10/09	4,500,000	4,708,445
				28,587,693
Media & Telecommunications−5.1%				
AT & T, Sr. Unscd. Notes	5.88	8/15/12	3,045,000 a	3,079,354
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	3,500,000	3,622,976
Cisco Systems, Sr. Unscd. Notes	5.25	2/22/11	5,000,000 a	5,004,795
Comcast, Gtd. Notes	5.90	3/15/16	4,555,000	4,523,520
News America, Gtd. Sr. Notes	4.75	3/15/10	4,115,000	4,019,429

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media & Telecommunications (continued)				
Sprint Capital, Notes	8.38	3/15/12	5,250,000	5,873,826
Univision Communications, Gtd. Notes	3.50	10/15/07	2,595,000	2,518,855
Univision Communications, Gtd. Notes	3.88	10/15/08	2,435,000	2,324,117
Verizon Global Funding, Notes	7.25	12/1/10	2,400,000	2,563,229
				33,530,101
Real Estate Investment Trusts—1.3%				
Brandywine Operating Partnership, Notes	5.63	12/15/10	3,000,000	3,002,730
ERP Operating, Notes	6.95	3/2/11	1,875,000	1,987,168
Simon Property Group, Unscd. Notes	5.75	5/1/12	3,470,000	3,504,440
				8,494,338
U.S. Government Agencies—16.5%				
Federal Farm Credit Bank, Bonds	4.13	4/15/09	6,730,000	6,586,617
Federal Home Loan Bank System, Bonds, Ser. 571	4.65	8/22/08	3,155,000	3,132,281
Federal Home Loan Bank System, Bonds, Ser. 649	5.25	10/3/07	6,270,000	6,269,931
Federal Home Loan Bank System, Bonds	5.40	9/18/08	6,410,000	6,411,590
Federal Home Loan Bank System, Bonds, Ser. 661	5.50	6/13/08	5,555,000	5,559,266
Federal Home Loan Bank System, Bonds, Ser. 659	5.50	6/5/09	4,745,000	4,749,963
Federal Home Loan Bank System, Bonds	5.63	8/14/08	8,415,000	8,423,045
Federal Home Loan Bank System, Bonds	5.75	8/7/09	7,015,000	7,031,029
Federal Home Loan Bank System, Bonds, Ser. 670	5.88	6/29/09	6,900,000	6,919,651
Federal Home Loan Mortgage Corp., Bonds	4.63	8/15/08	5,030,000	4,991,571
Federal Home Loan Mortgage Corp., Notes	5.00	12/28/07	3,500,000	3,487,575
Federal Home Loan Mortgage Corp., Notes	5.33	2/27/09	2,730,000	2,722,686
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	4,935,000	4,934,689
Federal Home Loan Mortgage Corp., Notes	5.75	5/23/11	5,750,000	5,789,209
Federal National Mortgage Association, Notes	4.13	6/16/08	5,625,000	5,532,469
Federal National Mortgage Association, Notes	4.50	8/15/08	2,750,000	2,720,261
Federal National Mortgage Association, Notes	5.20	11/8/10	3,275,000	3,256,464
Federal National Mortgage Association, Notes	5.25	4/4/08	7,135,000	7,126,888
Federal National Mortgage Association, Notes	5.70	7/17/08	6,855,000	6,867,675
Federal National Mortgage Association, Notes	5.75	6/9/11	6,175,000	6,208,808
				108,721,668

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed−1.4%				
Federal Home Loan Mortgage Corp:				
3.50%, 5/1/08			920,740	884,767
4.50%, 11/1/07			918,077	908,602
4.92%, 11/1/32			718,978 c	727,853
REMIC, Ser. 2134, Cl. PM				
5.50%, 3/15/14			1,917,258	1,923,260
Federal National Mortgage Association:				
5.00%, 10/1/18			4,087,767	4,014,923
7.00%, 6/1/09			194,823	196,101
Government National Mortgage Association I:				
6.50%, 9/15/13			501,297	510,536
8.00%, 2/15/08			123,527	124,259
				9,290,301
U.S. Government Securities−42.0%				
U.S. Treasury Inflation Protected Securities, 3.38%, 1/15/07			14,739,361 a,d	14,734,523
U.S. Treasury Notes:				
3.13%, 9/15/08			985,000 a	954,373
4.00%, 11/15/12			31,860,000 a	30,664,008
4.13%, 8/15/10			7,680,000 a	7,525,801
4.13%, 5/15/15			1,375,000 a	1,315,865
4.25%, 1/15/11			45,885,000 a	45,080,223
4.25%, 8/15/15			9,995,000 a	9,643,616
4.38%, 8/15/12			4,560,000 a	4,486,082
4.50%, 11/15/15			27,610,000 a	27,116,057
4.50%, 2/15/16			5,360,000 a	5,261,805
4.88%, 8/15/16			470,000 a	475,471
5.13%, 5/15/16			23,155,000 a	23,819,803
5.50%, 2/15/08			41,000,000 a	41,392,411
6.00%, 8/15/09			60,960,000 a	63,119,813
				275,589,851
Utilities−1.0%				
Alabama Power, Sr. Notes, Ser. CC	3.50	11/15/07	3,675,000	3,596,318
FPL Group Capital, Gtd. Debs	6.13	5/15/07	3,250,000	3,263,852
				6,860,170
Total Bonds and Notes				
(cost $653,171,942)				**648,281,234**

Mellon Intermediate Bond Fund (continued)

Other Investment—1.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $7,753,000)	7,753,000 e	**7,753,000**

Investment of Cash Collateral for Securities Loaned—43.5%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $ 285,621,982)	285,621,982 e	**285,621,982**
Total Investments (cost $946,546,924)	**143.4%**	**941,656,216**
Liabilities, Less Cash and Receivables	**(43.4%)**	**(284,854,861)**
Net Assets	**100.0%**	**656,801,355**

a *All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $287,954,594 and the total market value of the collateral held by the fund is $292,978,372, consisting of cash collateral of $285,621,982, U.S. Government and agency securities valued at $6,838,793 and Letters of Credit valued at $517,597.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $5,515,866 or .8% of net assets.*

c *Variable rate security—interest rate subject to periodic change.*

d *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

e *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	59.9	Asset/Mortgage-Backed	6.4
Money Market Investments	44.7	Foreign/Governmental	3.6
Corporate Bonds	28.8		**143.4**

† *Based on net assets.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund

Bonds and Notes–99.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies–42.9%				
Federal Home Loan Bank System, Bonds	4.00	4/5/07	1,315,000	1,304,827
Federal Home Loan Bank System, Bonds, Ser. 571	4.65	8/22/08	1,205,000	1,196,323
Federal Home Loan Bank System, Bonds	5.13	8/8/08	2,825,000	2,829,237
Federal Home Loan Bank System, Bonds, Ser. 649	5.25	10/3/07	1,525,000	1,524,983
Federal Home Loan Bank System, Bonds	5.40	9/18/08	1,675,000	1,675,415
Federal Home Loan Bank System, Bonds, Ser. 661	5.50	6/13/08	1,775,000	1,776,363
Federal Home Loan Bank System, Bonds, Ser. 659	5.50	6/5/09	1,225,000	1,226,281
Federal Home Loan Bank System, Bonds	5.63	8/14/08	2,115,000	2,117,022
Federal Home Loan Bank System, Bonds	5.75	8/7/09	1,755,000	1,759,010
Federal Home Loan Bank System, Bonds, Ser. 670	5.88	6/29/09	1,810,000	1,815,155
Federal Home Loan Bank System, Bonds, Ser. 4	6.00	6/29/11	1,300,000	1,304,801
Federal Home Loan Mortgage Corp., Notes, Ser. 3	3.00	4/25/07	1,060,000	1,044,451
Federal Home Loan Mortgage Corp., Notes	4.50	8/22/07	1,885,000	1,870,103
Federal Home Loan Mortgage Corp., Bonds	4.63	8/15/08	1,465,000	1,453,807
Federal Home Loan Mortgage Corp., Notes	4.63	12/19/08	1,240,000	1,229,482
Federal Home Loan Mortgage Corp., Notes	5.00	12/28/07	920,000	916,734
Federal Home Loan Mortgage Corp., Notes	5.13	2/27/08	3,000,000	2,992,479
Federal Home Loan Mortgage Corp., Notes	5.33	2/27/09	3,000,000	2,991,963
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	3,000,000	2,999,811
Federal National Mortgage Association, Notes, Ser. 1	3.55	1/12/07	1,000,000	993,501
Federal National Mortgage Association, Notes	3.55	2/16/07	3,425,000	3,397,374
Federal National Mortgage Association, Notes	4.00	5/9/07	1,850,000	1,832,690
Federal National Mortgage Association, Notes	4.10	4/18/07	1,375,000	1,364,627
Federal National Mortgage Association, Notes	4.13	6/16/08	1,870,000	1,839,238
Federal National Mortgage Association, Notes	4.50	8/15/08	1,770,000	1,750,859
Federal National Mortgage Association, Notes, Ser. 1	5.10	2/22/08	3,000,000	2,993,643
Federal National Mortgage Association, Notes	5.25	4/4/08	1,975,000	1,972,754
Federal National Mortgage Association, Notes	5.25	6/15/08	2,300,000	2,305,899
Federal National Mortgage Association, Notes	5.50	4/28/08	2,474,000	2,473,337
Federal National Mortgage Association, Notes	5.70	7/17/08	1,800,000	1,803,328
				56,755,497
U.S. Government Agencies/Mortgage-Backed–10.0%				
Federal Home Loan Mortgage Corp.:				
3.50%, 5/1/08–9/1/08			3,670,300	3,526,901
4.00%, 2/1/08–3/1/10			3,293,133	3,223,415
4.50%, 11/1/07–5/1/08			1,575,506	1,558,804
4.92%, 11/1/32			179,744 [a]	181,963
5.00%, 3/1/08–4/1/09			261,020	258,486
REMIC, Ser. 2495, Cl. UC 5.00%, 7/15/32			161,097	158,826

Mellon Short-Term U.S. Government Securities Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Federal National Mortgage Association:		
4.50%, 1/1/10	282,842	275,239
4.71%, 6/1/32	426,453 a	431,383
4.90%, 3/1/32	76,137 a	76,105
5.50%, 6/1/09	71,202	70,868
5.76%, 3/1/32	52,485 a	53,259
5.78%, 6/1/32	296,164 a	302,564
6.71%, 4/1/32	47,555 a	48,930
6.82%, 5/1/32	153,454 a	156,176
6.88%, 5/1/32	2,335 a	2,379
7.21%, 6/1/32	102,116 a	105,331
Whole Loan, Ser. 2003-W19, Cl. 1A4 4.78%, 11/25/33	1,945,630	1,925,286
Government National Mortgage Association I,		
6.00%, 12/15/08–4/15/09	800,827	802,510
		13,158,425
U.S. Government Securities—46.4%		
U.S. Treasury Inflation Protected Securities 3.38%, 1/15/07	2,593,154 b,c	2,592,303
U.S. Treasury Notes:		
3.00%, 11/15/07	1,500,000 c	1,466,720
4.13%, 8/15/10	6,750,000 c	6,614,474
4.75%, 11/15/08	12,815,000 c	12,818,012
5.50%, 2/15/08	11,805,000 c	11,917,986
5.63%, 5/15/08	4,750,000 c	4,812,349
5.75%, 8/15/10	1,640,000	1,702,846
6.00%, 8/15/09	18,705,000 c	19,367,718
		61,292,408
Total Bonds and Notes		
(cost $132,064,582)		**131,206,330**

Other Investment—.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $830,000)	830,000 d	**830,000**

Mellon Short-Term U.S. Government Securities Fund (continued)

Investment of Cash Collateral for Securities Loaned—44.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $58,222,675)	58,222,675 [d]	**58,222,675**
Total Investments (cost $191,117,257)	**144.0%**	**190,259,005**
Liabilities, Less Cash and Receivables	**(44.0%)**	**(58,093,357)**
Net Assets	**100.0%**	**132,165,648**

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[c] *All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $58,405,418 and the total market value of the collateral held by the fund is $59,722,925, consisting of cash collateral of $58,222,675, U.S. Government and agency securities valued at $1,293,500, and Letters of Credit valued at $206,750.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	99.3	Money Market Investments	44.7
			144.0

† *Based on net assets.*
See notes to financial statements.

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Assets ($):			
Investments in securities–			
See Statement of Investments†–Note 2(c)			
(including securities loaned)††–Note 2(b):			
Unaffiliated issuers	885,513,888	648,281,234	131,206,330
Affiliated issuers	243,742,154	293,374,982	59,052,675
Receivable for investment securities sold	3,101,383	6,420,820	1,979,057
Receivable for shares of Beneficial Interest subscribed	774,160	1,939,202	24,600
Dividend and interest receivable	7,420,463	6,154,236	900,034
Paydowns receivable	27,847	–	–
Prepaid expenses	20,896	20,905	19,429
	1,140,600,791	**956,191,379**	**193,182,125**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates–Note 4(b)	312,219	228,514	41,756
Due to Administrator–Note 4(a)	98,780	71,978	14,865
Cash overdraft due to Custodian	2,103,222	1,364,365	355,848
Liability for securities loaned–Note 2(b)	224,301,154	285,621,982	58,222,675
Payable for investment securities purchased	23,423,619	11,695,748	1,675,301
Payable for shares of Beneficial Interest redeemed	1,011,129	362,644	669,469
Accrued expenses	37,221	44,793	36,563
	251,287,344	**299,390,024**	**61,016,477**
Net Assets ($)	**889,313,447**	**656,801,355**	**132,165,648**
Composition of Net Assets ($):			
Paid-in capital	917,687,053	684,025,084	142,667,132
Accumulated undistributed investment income–net	409,554	41,547	13,029
Accumulated net realized gain (loss) on investments	(19,105,471)	(22,374,568)	(9,656,261)
Accumulated net unrealized appreciation (depreciation) on investments	(9,677,689)	(4,890,708)	(858,252)
Net Assets ($)	**889,313,447**	**656,801,355**	**132,165,648**
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	885,994,496	656,120,459	131,884,703
Shares Outstanding	72,437,127	54,031,693	10,997,474
Net Asset Value Per Share ($)	**12.23**	**12.14**	**11.99**
Investor Shares			
Net Assets ($)	3,318,951	680,896	280,945
Shares Outstanding	271,822	56,093	23,410
Net Asset Value Per Share ($)	**12.21**	**12.14**	**12.00**
† Investments at cost ($):			
Unafilliated issuers	895,191,577	653,171,942	132,064,582
Affiliated issuers	243,742,154	293,374,982	59,052,675
††Value of securities loaned ($)	**228,740,139**	**287,954,594**	**58,405,418**

See notes to financial statements.

STATEMENTS OF OPERATIONS

Year Ended August 31, 2006

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Investment Income ($):			
Income:			
Dividends;			
Affiliated Issuers	296,146	213,624	50,329
Interest	40,512,335	25,608,470	5,466,403
Income from securites lending	201,933	218,937	46,447
Total Income	**41,010,414**	**26,041,031**	**5,563,179**
Expenses:			
Investment advisory fee–Note 4(a)	3,402,279	2,391,765	514,852
Administration fee–Note 4(a)	1,118,814	786,376	193,600
Custodian fees–Note 4(b)	84,744	44,553	14,113
Professional fees	45,314	40,945	35,889
Registration fees	21,093	25,191	18,901
Trustees' fees and expenses–Note 4(c)	20,752	18,817	6,365
Prospectus and shareholders' reports	10,088	6,154	4,459
Shareholder servicing costs–Note 4(b)	7,176	2,044	343
Miscellaneous	36,358	35,505	12,935
Total Expenses	**4,746,618**	**3,351,350**	**801,457**
Less–reduction in custody fee due to earnings credit–Note 2(b)	(12,928)	–	–
Net Expenses	**4,733,690**	**3,351,350**	**801,457**
Investment Income–Net	**36,276,724**	**22,689,681**	**4,761,722**
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):			
Net realized gain (loss) on investments	(11,613,132)	(8,012,157)	(1,733,150)
Net unrealized appreciation (depreciation) on investments	(13,454,048)	(3,585,628)	801,832
Net Realized and Unrealized Gain (Loss) on Investments	**(25,067,180)**	**(11,597,785)**	**(931,318)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,209,544**	**11,091,896**	**3,830,404**

See notes to financial statements.

	Mellon Bond Fund		Mellon Intermediate Bond Fund	
	Year Ended August 31,		Year Ended August 31,	
	2006	2005	2006	2005
Operations ($):				
Investment income−net	36,276,724	31,765,112	22,689,681	17,446,649
Net realized gain (loss) on investments	(11,613,132)	5,843,843	(8,012,157)	(1,907,257)
Net unrealized appreciation (depreciation) on investments	(13,454,048)	(10,671,423)	(3,585,628)	(6,826,688)
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,209,544**	**26,937,532**	**11,091,896**	**8,712,704**
Dividends to Shareholders from ($):				
Investment income−net:				
Class M Shares	(39,545,101)	(35,555,587)	(26,221,806)	(21,074,940)
Investor Shares	(123,625)	(116,007)	(24,753)	(17,253)
Total Dividends	**(39,668,726)**	**(35,671,594)**	**(26,246,559)**	**(21,092,193)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	240,428,852	168,833,816	236,514,039	158,006,759
Investor Shares	1,431,673	293,755	259,594	314,490
Dividends reinvested:				
Class M Shares	4,040,661	3,433,836	3,223,669	1,847,547
Investor Shares	67,704	51,515	21,290	13,673
Cost of shares redeemed:				
Class M Shares	(169,904,457)	(143,427,019)	(137,710,274)	(102,841,225)
Investor Shares	(799,794)	(675,720)	(132,332)	(226,406)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**75,264,639**	**28,510,183**	**102,175,986**	**57,114,838**
Total Increase (Decrease) in Net Assets	**46,805,457**	**19,776,121**	**87,021,323**	**44,735,349**
Net Assets ($):				
Beginning of Period	842,507,990	822,731,869	569,780,032	525,044,683
End of Period	**889,313,447**	**842,507,990**	**656,801,355**	**569,780,032**
Undistributed investment income−net	409,554	438,115	41,547	181,224
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	19,602,576	13,306,299	19,436,432	12,573,035
Shares issued for dividends reinvested	329,679	270,952	265,729	147,205
Shares redeemed	(13,845,343)	(11,312,031)	(11,302,357)	(8,167,590)
Net Increase (Decrease) in Shares Outstanding	**6,086,912**	**2,265,220**	**8,399,804**	**4,552,650**
Investor Shares				
Shares sold	117,170	23,103	21,330	24,951
Shares issued for dividends reinvested	5,557	4,071	1,757	1,088
Shares redeemed	(64,952)	(53,408)	(10,826)	(17,847)
Net Increase (Decrease) in Shares Outstanding	**57,775**	**(26,234)**	**12,261**	**8,192**

See notes to financial statements.

	Mellon Short-Term U.S. Government Securities Fund	
	Year Ended August 31,	
	2006	2005
Operations ($):		
Investment income—net	4,761,722	3,774,369
Net realized gain (loss) on investments	(1,733,150)	(1,015,599)
Net unrealized appreciation (depreciation) on investments	801,832	(1,151,379)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,830,404**	**1,607,391**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(5,791,722)	(6,154,146)
Investor Shares	(5,612)	(376)
Total Dividends	**(5,797,334)**	**(6,154,522)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	60,091,529	80,903,887
Investor Shares	462,711	20,152
Dividends reinvested:		
Class M Shares	795,437	808,058
Investor Shares	5,612	356
Cost of shares redeemed:		
Class M Shares	(88,997,843)	(91,504,077)
Investor Shares	(207,365)	(11,510)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(27,849,919)**	**(9,783,134)**
Total Increase (Decrease) in Net Assets	**(29,816,849)**	**(14,330,265)**
Net Assets ($):		
Beginning of Period	161,982,497	176,312,762
End of Period	**132,165,648**	**161,982,497**
Undistributed investment income—net	13,029	35,694
Capital Share Transactions (Shares):		
Class M Shares		
Shares sold	4,995,237	6,586,447
Shares issued for dividends reinvested	66,332	65,932
Shares redeemed	(7,401,788)	(7,449,019)
Net Increase (Decrease) in Shares Outstanding	**(2,340,219)**	**(796,640)**
Investor Shares		
Shares sold	38,573	1,660
Shares issued for dividends reinvested	469	29
Shares redeemed	(17,279)	(946)
Net Increase (Decrease) in Shares Outstanding	**21,763**	**743**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

| | Class M Shares | | | | |
| | Year Ended August 31, | | | | |
Mellon Bond Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	12.66	12.79	12.92	12.95	13.15
Investment Operations:					
Investment income−net[b]	.52	.48	.49	.56	.67
Net realized and unrealized gain (loss) on investments	(.38)	(.07)	.21	.06	(.02)
Total from Investment Operations	.14	.41	.70	.62	.65
Distributions:					
Dividends from investment income−net	(.57)	(.54)	(.56)	(.62)	(.69)
Dividends from net realized gain on investments	−	−	(.27)	(.03)	(.16)
Total Distributions	(.57)	(.54)	(.83)	(.65)	(.85)
Net asset value, end of period	12.23	12.66	12.79	12.92	12.95
Total Return (%)	1.20	3.30	5.63	4.73	5.11
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.56	.56	.56	.57	.57
Ratio of net expenses to average net assets	.56	.56	.56	.55	.55
Ratio of net investment income to average net assets	4.27	3.81	3.79	4.30	5.19
Portfolio Turnover Rate	104.53[c]	151.34[c]	133.00[c]	134.12	163.78
Net Assets, end of period ($ x 1,000)	885,994	839,804	819,664	846,464	966,170

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2006, August 31, 2005 and August 31, 2004, were 101.12%, 104.24% and 106.10%, respectively.*

See notes to financial statements.

Mellon Bond Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.63	12.77	12.90	12.94	13.15
Investment Operations:					
Investment income−net[a]	.49	.45	.50	.54	.63
Net realized and unrealized					
gain (loss) on investments	(.37)	(.08)	.17	.04	(.02)
Total from Investment Operations	.12	.37	.67	.58	.61
Distributions:					
Dividends from investment income−net	(.54)	(.51)	(.53)	(.59)	(.66)
Dividends from net realized gain on investments	−	−	(.27)	(.03)	(.16)
Total Distributions	(.54)	(.51)	(.80)	(.62)	(.82)
Net asset value, end of period	12.21	12.63	12.77	12.90	12.94
Total Return (%)	1.01	2.98	5.29	4.48	4.73
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.80	.81	.81	.82	.82
Ratio of net expenses to average net assets	.80	.81	.81	.80	.80
Ratio of net investment income					
to average net assets	4.02	3.56	3.52	4.11	4.96
Portfolio Turnover Rate	104.53[b]	151.34[b]	133.00[b]	134.12	163.78
Net Assets, end of period ($ x 1,000)	3,319	2,704	3,068	3,861	3,693

[a] *Based on average shares outstanding at each month end.*

[b] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2006, August 31, 2005 and August 31, 2004, were 101.12% 104.24% and 106.10%, respectively.*

See notes to financial statements.

	Class M Shares				
	Year Ended August 31,				
Mellon Intermediate Bond Fund	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	12.47	12.77	12.97	13.04	13.08
Investment Operations:					
Investment income−net[b]	.46	.41	.42	.51	.62
Net realized and unrealized gain (loss) on investments	(.26)	(.22)	.14	.11	.15
Total from Investment Operations	.20	.19	.56	.62	.77
Distributions:					
Dividends from investment income−net	(.53)	(.49)	(.52)	(.59)	(.67)
Dividends from net realized gain on investments	−	−	(.24)	(.10)	(.14)
Total Distributions	(.53)	(.49)	(.76)	(.69)	(.81)
Net asset value, end of period	12.14	12.47	12.77	12.97	13.04
Total Return (%)	1.69	1.53	4.45	4.77	6.09
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.56	.57	.57	.57	.58
Ratio of net expenses to average net assets	.56	.57	.57	.56	.56
Ratio of net investment income to average net assets	3.79	3.23	3.26	3.88	4.81
Portfolio Turnover Rate	86.50	112.51[c]	109.19	104.98	106.09
Net Assets, end of period ($ x 1,000)	656,120	569,233	524,590	467,627	437,119

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005, was 111.52%.*

See notes to financial statements.

Mellon Intermediate Bond Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.47	12.77	13.02	13.08	13.09
Investment Operations:					
Investment income−net[a]	.43	.37	.55	.48	.56
Net realized and unrealized gain (loss) on investments	(.26)	(.21)	(.07)[b]	.12	.20
Total from Investment Operations	.17	.16	.48	.60	.76
Distributions:					
Dividends from investment income−net	(.50)	(.46)	(.49)	(.56)	(.63)
Dividends from net realized gain on investments	−	−	(.24)	(.10)	(.14)
Total Distributions	(.50)	(.46)	(.73)	(.66)	(.77)
Net asset value, end of period	12.14	12.47	12.77	13.02	13.08
Total Return (%)	1.43	1.30	3.88	4.51	6.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81	.81	.82	.81	.83
Ratio of net expenses to average net assets	.81	.81	.82	.81	.81
Ratio of net investment income to average net assets	3.55	3.00	3.01	3.57	4.51
Portfolio Turnover Rate	86.50	112.51[c]	109.19	104.98	106.09
Net Assets, end of period ($ x 1,000)	681	547	455	305	121

[a] *Based on average shares outstanding at each month end.*

[b] *In addition to the net realized and unrealized gain on investments as shown in the Statement of Operations, this amount includes a decrease in net asset value per share resulting from the timing of issuances and redemptions of shares in relation to fluctuating market values for the fund's investments.*

[c] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005, was 111.52%.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund	Class M Shares				
	Year Ended August 31,				
	2006	2005	2004	2003[a]	2002
Per Share Data ($):					
Net asset value, beginning of period	12.14	12.47	12.70	12.94	12.87
Investment Operations:					
Investment income–net[b]	.39	.28	.25	.34	.52
Net realized and unrealized gain (loss) on investments	(.06)	(.16)	(.01)	(.11)	.22
Total from Investment Operations	.33	.12	.24	.23	.74
Distributions:					
Dividends from investment income–net	(.48)	(.45)	(.45)	(.44)	(.58)
Dividends from net realized gain on investments	–	–	(.02)	(.03)	(.09)
Total Distributions	(.48)	(.45)	(.47)	(.47)	(.67)
Net asset value, end of period	11.99	12.14	12.47	12.70	12.94
Total Return (%)	2.78	1.00	1.97	1.68	5.87
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.54	.55	.55	.56	.59
Ratio of net expenses to average net assets	.54	.55	.55	.55	.55
Ratio of net investment income to average net assets	3.24	2.25	1.97	2.68	4.07
Portfolio Turnover Rate	85.97	69.11	44.76	88.05	97.19
Net Assets, end of period ($ x 1,000)	131,885	161,963	176,301	139,971	108,605

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund	Investor Shares				
	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.14	12.47	12.73	12.93	12.88
Investment Operations:					
Investment income−net[a]	.41	.23	.37	.30	.46
Net realized and unrealized gain (loss) on investments	(.10)	(.14)	(.19)	(.06)	.21
Total from Investment Operations	.31	.09	.18	.24	.67
Distributions:					
Dividends from investment income−net	(.45)	(.42)	(.42)	(.41)	(.53)
Dividends from net realized gain on investments	−	−	(.02)	(.03)	(.09)
Total Distributions	(.45)	(.42)	(.44)	(.44)	(.62)
Net asset value, end of period	12.00	12.14	12.47	12.73	12.93
Total Return (%)	2.62	.78	1.46	1.78	5.28
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.77	.81	.78	.83	.90
Ratio of net expenses to average net assets	.77	.81	.78	.80	.80
Ratio of net investment income to average net assets	3.25	1.99	1.74	2.38	3.54
Portfolio Turnover Rate	85.97	69.11	44.76	88.05	97.19
Net Assets, end of period ($ x 1,000)	281	20	11	1	1

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified fixed income funds: Mellon Bond Fund, Mellon Intermediate Bond Fund and Mellon Short-Term U.S. Government Securities Fund (each, a "fund" and collectively, the "funds"). Mellon Bond Fund's and Mellon Intermediate Bond Fund's investment objective is to seek total return (consisting of capital appreciation and current income). Mellon Short-Term U.S. Government Securities Fund investment objective is to seek to provide as high a level of current income as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation (the "Manager" or "Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation, ("Mellon Financial") serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated daily for each class of shares based upon relative proportion of net assets of each class.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the fund's Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the fund's Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally

traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The funds have an arrangement with the custodian bank whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to certain qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds are entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare and pay dividends from investment income-net monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles.

(e) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

Table 1 summarizes each fund's components of accumulated earnings on a tax basis at August 31, 2006.

Table 2 summarizes each relevant fund's accumulated capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2006.

Table 1.

	Undistributed Ordinary Income ($)	Accumulated Capital Gains/ Losses ($)[†]	Unrealized Appreciation/ (Depreciation) ($)	Post 10/31 Losses[††]
Mellon Bond Fund	730,383	(3,007,358)	(12,570,057)	(13,526,574)
Mellon Intermediate Bond Fund	366,159	(6,780,222)	(8,456,722)	(12,352,944)
Mellon Short-Term U.S. Government Securities Fund	73,455	(5,004,233)	1,283,080	(4,287,626)

† The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2006.
†† In addition, the funds had capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following year.

Table 2.

Expiring in fiscal	2012 ($)[†]	2013 ($)[†]	2014 ($)[†]	Total ($)
Mellon Bond Fund	1,596,239	136,060	1,275,059	3,007,358
Mellon Intermediate Bond Fund	1,813,775	892,928	4,073,519	6,780,222
Mellon Short-Term U.S. Government Securities Fund	182,342	1,852,740	2,969,151	5,004,233

† If not applied, the carryover expire in the above years.

Table 3 summarizes each fund's tax character of distributions paid to shareholders during the fiscal years ended August 31, 2006 and August 31, 2005, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to amortization of premiums, paydown gains and losses on mortgage backed securities and sales treatment for treasury inflation protected securities, the funds increased accumulated undistributed investment income–net and (decreased) accumulated net realized gain (loss) on investments by the same amount as summarized in **Table 4**. Net assets were not affected by this reclassification.

NOTE 3–Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended August 31, 2006, the funds did not borrow under the line of credit.

NOTE 4–Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .40% of the Mellon Bond Fund, .40% of the Mellon Intermediate Bond Fund and .35% of the Mellon Short-Term U.S. Government Securities Fund.

Pursuant to the Administration Agreement with Mellon, Mellon provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
$6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

Table 3.

	Ordinary Income ($)	
	2006	2005
Mellon Bond Fund	39,668,726	35,671,594
Mellon Intermediate Bond Fund	26,246,559	21,092,193
Mellon Short-Term U.S. Government Securities Fund	5,797,334	6,154,522

Table 4.

	Accumulated Undistributed Investment Income–Net ($)	Accumulated Net Realized Gain (Loss) ($)	Paid-in Capital ($)
Mellon Bond Fund	3,363,441	(3,363,441)	0
Mellon Intermediate Bond Fund	3,417,201	(3,417,201)	0
Mellon Short-Term U.S. Government Securities Fund	1,012,947	(1,012,947)	0

(b) The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 5** summarizes the amounts Investor shares were charged during the period ended August 31, 2006, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations includes fees paid to the transfer agent.

Table 5.

Mellon Bond Fund	$6,988
Mellon Intermediate Bond Fund	1,494
Mellon Short-Term U.S. Government Securities Fund	343

The funds compensate Mellon Bank, N.A., an affiliate of Dreyfus, under a Custody Agreement for providing custodial services for the funds. **Table 6** summarizes the amounts the funds were charged during the period ended August 31, 2006, pursuant to the custody agreements.

Table 6.

Mellon Bond Fund	$84,744
Mellon Intermediate Bond Fund	44,553
Mellon Short-Term U.S. Government Securities Fund	14,113

During the period ended August 31, 2006, each fund was charged $4,313 for services performed by the Chief Compliance Officer.

Table 7 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

(c) Effective January 1, 2006, each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the

Table 7.

	Investment Advisory Fees ($)	Chief Compliance Officer Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)
Mellon Bond Fund	301,925	1,895	701	7,698
Mellon Intermediate Bond Fund	220,003	1,895	144	6,472
Mellon Short-Term U.S. Government Securities Fund	39,755	1,895	59	47

Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000. Between September 13, 2004 and December 31, 2005, the Trust paid its Board members an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and reimbursed them for travel and out-of-pocket expenses.

(d) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus in excess of the limitations imposed by the Act.

NOTE 5—Securities Transactions:

Table 8 summarizes each fund's aggregate amount of purchases and sales of investment securities (including paydowns) excluding short-term securities, during the period ended August 31, 2006 of which $28,681,343 in purchases and $28,699,284 in sales were from mortgage dollar roll transactions in the Mellon Bond Fund.

Table 9 summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation (depreciation) on investments for each fund at August 31, 2006:

Table 8.

	Purchases ($)	Sales ($)
Mellon Bond Fund	960,231,463	878,470,597
Mellon Intermediate Bond Fund	609,287,162	506,821,473
Mellon Short-Term U.S. Government Securities Fund	124,331,997	150,176,952

Table 9.

	Cost of Investments ($)	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon Bond Fund	1,141,826,099	2,708,398	15,278,455	(12,570,057)
Mellon Intermediate Bond Fund	950,112,938	1,893,981	10,350,703	(8,456,722)
Mellon Short-Term U.S. Government Securities Fund	191,542,085	78,917	1,361,997	(1,283,080)

The Board of Trustees and Shareholders of Mellon Funds Trust:

We have audited the accompanying statements of assets and liabilities of Mellon Bond Fund, Mellon Intermediate Bond Fund and Mellon Short-Term U.S. Government Securities Fund of Mellon Funds Trust (collectively "the Funds"), including the statements of investments, as of August 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 2006, by correspondence with the custodian and brokers or by appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of August 31, 2006, and the results of their operations for the year then ended, the changes in their net assets for each of the years in the two-year period then ended and the financial highlights for each of the periods indicated therein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
October 20, 2006

Mellon Bond Fund

The fund hereby designates 95.54% of ordinary income dividends paid during the fiscal year ended August 31, 2006 as qualifying "interest related dividends."

Mellon Intermediate Bond Fund

The fund hereby designates 94.16% of ordinary income dividends paid during the fiscal year ended August 31, 2006 as qualifying "interest related dividends."

Mellon Short-Term U.S. Government Securities Fund

For federal tax purposes the fund hereby designates 100% of the ordinary income dividends paid during its fiscal year ended August 31, 2006 as qualifying interest related dividends. Also for state individual income tax purposes, the fund hereby designates 61.79% of the ordinary income dividends paid during its fiscal year ended August 31, 2006 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

At a meeting of the Board of Trustees held on March 13-14, 2006, the Board considered the re-approval of the Trust's Investment Advisory Agreement for another one year term, pursuant to which the Investment Adviser, a division of Dreyfus, provides the funds with investment advisory services. The Board members also considered the re-approval of the Trust's Administration Agreement with Mellon Bank for another one year term, pursuant to which Mellon Bank provides the funds with admin- istrative services. Mellon Bank has entered into a Sub- Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain of these administrative services. The Board members who are not "interested persons" (as defined in the Act) of the Trust were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Funds. The Board members received a presentation from representatives of Dreyfus regarding services provided to the funds, and discussed the nature, extent and quality of the services provided to the funds pursuant to the Investment Advisory Agreement. Dreyfus' representatives reviewed the funds' distribution of accounts, and noted the diversity of distribution of the funds and Dreyfus' corresponding need for broad, deep and diverse resources to be able to provide ongoing share- holder services to each of the funds' distribution channels. The Board also reviewed the number of shareholder accounts in each fund, as well as each fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities. The Board mem- bers also considered that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and Dreyfus' extensive adminis- trative, accounting and compliance infrastructure.

Comparative Analysis of the Funds' Advisory Fees, Expense Ratio and Performance.

Mellon Bond Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider

of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses, and yield and total return performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advi- sory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the third quintile (above the median) of the Expense Group. The Board also noted that the fund's expense ratio ranked in the third quintile (above the median) of the Expense Group. The Board also noted that the fund's expense ratio ranked in the second quintile (below the median) and in the third quintile (below the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe, respectively.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's total return per- formance was below the averages of the Performance Group and the Performance Universe for the reported periods ended January 31, 2006, ranked in the fifth quin- tile for the 1-, 2-, 3- and 4-year periods and in the fourth quintile for the 5-year period, of the Performance Group and in the fourth quintile of the Performance Universe for the reported periods. The Board also noted that the fund's income performance was below the averages of the Performance Group for each of the 1-year periods ended

January 31st for 2002, 2003 and 2006, was above the averages of the Performance Group for each of the 1-year periods ended January 31st for 2004 and 2005, and was above the averages of the Performance Universe for each of the 1-year periods ended January 31st from 2002 through 2006. The Board considered the rank of the fund's income performance versus the Performance Group and the Performance Universe for each 1-year period.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from Dreyfus' perspective, in providing services to the Similar Funds as compared to the fund. Representatives of Dreyfus also noted that there were no other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the fees of some of the Similar Funds were higher or substantially comparable to that of the fund or, if lower, reflected historical pricing and funds offered only to institutional investors and that, with respect to any Similar Funds for which the fund's advisory/administration fee was higher, the fund's total expense ratio generally was lower than those of the Similar Funds. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Mellon Intermediate Bond Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses, and yield and total return performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the first quintile (below the median) of the Expense Group. The Board also noted that the fund's expense ratio ranked in the second quintile (below the median) and in the third quintile (above the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe, respectively.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund's total return performance was below the averages of the Performance Group for the reported periods, was above the averages of the Performance Universe for the 3-, 4- and 5-year periods, and was below the averages of the Performance Universe for the 1- and 2-year periods, ended January 31, 2006, and ranked in the fifth quintile of the Performance Group for the reported periods, in the fourth quintile for the 1- and 2-year periods, and in the third quintile for the 3-, 4- and 5-year periods, of the Performance Universe. The Board also noted that the fund's income performance was below the averages of the Performance Group for each of the 1-year periods ended January 31st for 2002 and 2006, was above the averages of the Performance Group for each of the 1-year periods ended January 31st for 2004 and 2005, was equal to the average of the Performance Group for the 1-year period ended January 31, 2003, and was above the averages of the Performance Universe for the each of the 1-year periods ended January 31st from 2002 through 2006. The Board considered the rank of the fund's income performance versus the Performance Group and the Performance Universe for each 1-year period.

Representatives of Dreyfus noted that Dreyfus or its affiliates do not manage other mutual funds or accounts with similar investment objectives, policies and strategies as the fund.

Mellon Short-Term U.S. Government Securities Fund. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's advisory fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual advisory fee rates, total operating expenses, and yield and total return performance. Representatives of Dreyfus furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended January 31, 2006. The Board reviewed the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the second quintile (below the median) of the Expense Group and in the third quintile (above the median) of the Expense Universe, including and excluding both Rule 12b-1 fees and non-Rule 12b-1 service fees of the funds in the Expense Universe.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense

Universe. The Board noted that the fund's total return performance was below the averages of the Performance Group for the reported periods, was above the averages of the Performance Universe for the 3- and 5-year periods and below the averages of the Performance Universe for the 1-, 2- and 4-year periods, ended January 31, 2006, ranked in the fifth quintile for the 1-, 3- and 4-year periods and in the fourth quintile for the 2- and 5-year periods, of the Performance Group, and ranked in the third quintile of the Performance Universe for the reported periods. The Board also noted that the fund's income performance was above the averages of the Performance Group for each of the 1-year periods ended January 31st for 2003 through 2006, was equal to the Performance Group average for the 1-year period ended January 31, 2002, and was above the averages of the Performance Universe for the each of the 1-year periods ended January 31st from 2002 through 2006. The Board considered the rank of the fund's income performance versus the Performance Group and the Performance Universe for each 1-year period.

Representatives of Dreyfus reviewed with the Board members the fee paid to Dreyfus by a mutual fund managed by Dreyfus with a similar investment objective and similar policies and strategies as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and the differences, from Dreyfus' perspective, in providing services to the Similar Fund as compared to the fund. Representatives of Dreyfus also noted that there were no other accounts managed or sub-advised by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus' performance and the services provided; it was noted that the advisory fee of the Similar Fund was comparable to that of the fund. The Board members considered the relevance of the fee information provided for the Similar Fund managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Fund seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and its affiliates with respect to each fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the funds. The Board members evaluated the analysis in light of the relevant circumstances for each fund, noting that economies of scale may be realized as a fund's assets increase and considering whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus and its affiliates, including Mellon Fund Advisers, from acting as investment adviser with respect to each fund.

It was noted that the Board members should consider Dreyfus' profitability with respect to each fund as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing each fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing each fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to the continuation of the Trust's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

• With respect to Mellon Bond Fund and Mellon Intermediate Bond Fund, while the Board was concerned with each fund's total return performance, the Board noted that income performance was more favorable and that the underperformance of each fund's total return versus its respective comparison group may be attributable, in part, to the high yield, emerging markets and/or sovereign bond holdings of some funds in the comparison group.

• With respect to Mellon Short-Term U.S. Government Securities Fund, while the Board was concerned with the fund's total return performance, the Board was generally satisfied with the fund's income performance.

• The Board concluded that the fee paid by each fund to Mellon Fund Advisers was reasonable in light of the considerations described above.

• The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the funds had been adequately considered by Dreyfus in connection with the advisory fee rate charged to each fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Investment Advisory Agreement and Administration Agreement with respect to the funds was in the best interests of each fund and its respective shareholders.

Patrick J. O'Connor (63)
Chairman of the Board (2000)

Principal Occupation During Past 5 Years:

- Attorney, Cozen and O'Connor, P.C. since 1973, including Vice Chairman since 1980 and Chief Executive Officer and President since 2002

Other Board Memberships and Affiliations:

- Board of Consultors of Villanova University School of Law, Board Member
- Temple University, Trustee
- Philadelphia Police Foundation, Board Member
- Philadelphia Children's First Fund, Board Member
- Committee on Rules of Evidence of Pennsylvania Supreme Court, Vice Chair
- American College of Trial Lawyers, Fellow
- Historical Society of the United States District Court for the Eastern District of Pennsylvania, Director

No. of Portfolios for which Board Member Serves: 16

Ronald R. Davenport (70)
Board Member (2000)

Principal Occupation During Past 5 Years:

- Chairman of Sheridan Broadcasting Corporation since July 1972

Other Board Memberships and Affiliations:

- American Urban Radio Networks, Co-Chairman
- Aramark Corporation, Board Member
- Momentum Equity Group LLC, Director

No. of Portfolios for which Board Member Serves: 16

John L. Diederich (69)
Board Member (2000)

Principal Occupation During Past 5 Years:

- Chairman of Digital Site Systems, Inc., a privately held software company providing internet service to the construction materials industry, since July 1998

Other Board Memberships and Affiliations:

- Continental Mills, a dry baking products company, Board Member
- Pittsburgh Parks Conservancy, Board Member

No. of Portfolios for which Board Member Serves: 16

Maureen D. McFalls (61)
Board Member (2000)

Principal Occupation During Past 5 Years:

- Director of the Office of Government Relations at Carnegie Mellon University since January 2000
- Manager, Government Communications, of the Software Engineering Institute at Carnegie Mellon University from March 1994 to December 1999

Other Board Memberships and Affiliations:

- Maglev, Inc., a company seeking a partnership between industry and government in Pennsylvania to create a magnetically levitated high-speed transportation system, Board Member representing Carnegie Mellon University
- Pennsylvania Association for Individuals with Disabilities, Board Member
- Oakland Planning and Development Corp., Board Member

No. of Portfolios for which Board Member Serves: 16

Kevin C. Phelan (62)
Board Member (2000)

Principal Occupation During Past 5 Years:

- Mortgage Banker, Meredith & Grew, Inc. since March 1978, including Executive Vice President and Director since March 1998

Other Board Memberships and Affiliations:

- Greater Boston Chamber of Commerce, Director
- Fiduciary Trust, Director
- St. Elizabeth's Medical Center of Boston, Board Member
- Providence College, Trustee
- Simmons College, Trustee
- Newton Country Day School, Chairman of the Board
- Babson College, Board of Visitors
- Boston University School of Public Health, Board of Visitors
- Boston Public Library Foundation, Director
- Boston Foundation, Director
- Boston Municipal Research Bureau, Board Member
- Boys and Girls Club of Boston, Board Member
- Greater Boston Real Estate Board, Director

No. of Portfolios for which Board Member Serves: 16

Patrick J. Purcell (58)
Board Member (2000)

Principal Occupation During Past 5 Years:

- Owner, President and Publisher of The Boston Herald since February 1994
- President and Founder, jobfind.com, an employment search site on the world wide web, since July 1996
- President and Chief Executive Officer, Herald Media since 2001

Other Board Memberships and Affiliations:

- The American Ireland Fund, an organization that raises funds for philanthropic projects in Ireland, Director
- The Genesis Fund, an organization that raises funds for the specialized care and treatment of New England area children born with birth defects, mental retardation and genetic diseases, Board Member
- United Way of Massachusetts Bay, Board Member
- Greater Boston Chamber of Commerce, Board Member
- St. John's University, Trustee

No. of Portfolios for which Board Member Serves: 16

Thomas F. Ryan, Jr. (65)
Board Member (2000)

Principal Occupation During Past 5 Years:

- Retired since April 1999
- President and Chief Operating Officer of the American Stock Exchange from October 1995 to April 1999

Other Board Memberships and Affiliations:

- Boston College, Trustee
- Brigham & Women's Hospital, Trustee
- New York State Independent System Operator, a non-profit organization which administers a competitive wholesale market for electricity in New York State, Director
- RepliGen Corporation, a biopharmaceutical company, Director

No. of Portfolios for which Board Member Serves: 16

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-645-6561. For individual account holders for Private Wealth Management clients, please contact your account officer or call 1-888-281-7350.

CHRISTOPHER E. SHELDON, President since September 2006.

As director of Investment Strategy for Mellon's Private Wealth Management group since April 2003, Mr. Sheldon manages the analysis and development of investment and asset allocation strategies and investment product research and, since June 2006, also oversees the alternative investment groups. Prior to assuming his current position, Mr. Sheldon was West Coast managing director of Mellon's Private Wealth Management group from 2001-2003 and its regional manager from 1998-2001. He was previously a Vice President of the Trust. He is 42 years old and has been employed by Mellon Bank since January 1995.

MARK N. JACOBS, Vice President since June 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since July 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549, Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.